2022

ANNUAL
REPORT
INFORME ANUAL





2022

ANNUAL
REPORT

INFORME ANUAL





Contents
Índice

Popular, Inc. (NASDAQ: BPOP) is the leading financial institution by both assets and deposits in Puerto Rico and ranks among the top 50 U.S. bank holding companies by assets. Founded in 1893, Banco Popular de Puerto Rico, Popular's principal subsidiary, provides retail, mortgage and commercial banking services in Puerto Rico and the U.S. Virgin Islands. Popular also offers in Puerto Rico auto and equipment leasing and financing, investment banking, broker-dealer and insurance services through specialized subsidiaries. In the mainland United States, Popular provides retail, mortgage and commercial banking services through its New York-chartered banking subsidiary, Popular Bank, which has branches located in New York, New Jersey and Florida.

Corporate Information

Independent Registered Public Accounting Firm: PricewaterhouseCoopers LLP. The company's annual report and proxy statement are available on popular.com/en/investor-relations/annual-reports/

Annual Meeting

The Annual Stockholders' Meeting of Popular, Inc. will be held on Thursday, May 11, 2023 at 9:00 a.m. AST at the penthouse of the Popular Center Building, San Juan, Puerto Rico.

Popular, Inc. (NASDAQ: BPOP) es la institución bancaria líder en depósitos y activos en Puerto Rico y se encuentra entre las primeras 50 entidades tenedoras de instituciones bancarias por número de activos. Fundado en 1893, Banco Popular de Puerto Rico, la principal subsidiaria de Popular, brinda servicios de banca individual, hipotecas y banca comercial en Puerto Rico e Islas Vírgenes estadounidenses. Popular también ofrece en Puerto Rico servicios de financiamiento de autos y equipo, inversiones y seguros a través de subsidiarias especializadas. En Estados Unidos, Popular provee servicios de banca individual, hipotecas y banca comercial a través de su filial bancaria en Nueva York, Popular Bank, la cual cuenta con sucursales localizadas en Nueva York, Nueva Jersey y Florida.

Información Corporativa

Firma registrada de Contabilidad Pública Independiente: PricewaterhouseCoopers LLP El informe anual y el proxy están disponibles en popular.com/accionistas/informe-anual/

Reunión Anual

La Reunión Anual de Accionistas de Popular, Inc. se celebrará el jueves 11 de mayo de 2023 a las 9:00 a.m. AST en el piso PH de Popular Center, San Juan, Puerto Rico.

Popular, Inc.
Year In Review



Dear Shareholders:

2022 was, in many ways, a great year for Popular. Financially, it was our best year ever. We achieved considerable loan growth while maintaining strong credit quality, continued expanding our customer base, executed significant transactions, completed capital actions and made several strategic decisions important to our future success.

Our Performance

Our record annual net income of $1.1 billion was $168 million higher than 2021. The increase was largely driven by the benefit of a series of transactions related to Evertec, one of our main technology providers, which resulted in an aggregate after-tax gain of $227 million, and a tax benefit of $68 million related to the partial reversal of the deferred tax asset valuation allowance of our U.S. operations. Our results also reflected higher net interest income, partially offset by higher operating expenses and a higher provision expense. In 2022, we recorded a provision for credit losses expense of $83 million, compared to a provision benefit of $193 million in the previous year.

We grew our loan portfolio by $2.8 billion or 10%. We are particularly pleased with the contribution of our U.S. operation, which increased its portfolio by $1.2 billion or 14%, driven by commercial real estate loans and our community association banking and healthcare lending niche businesses.

Credit quality was strong throughout 2022. Our portfolios continued to perform well, with net charge offs well below historical levels and a lower level of non-performing loans.

We continued to return capital to our shareholders, repurchasing 8.25 million shares of common stock totaling $631 million. We also increased our quarterly common stock dividend to $0.55 per share, representing nearly $164 million in dividends paid during the year. Our capital levels remained robust, with a year-end Common Equity Tier 1 ratio of 16.4%. Our tangible book value per share ended the year at $44.97, a 31% decrease from 2021, primarily driven by unrealized losses on investment securities due to the effects of the rise in interest rates. We expect that these unrealized losses are temporary. Our investment portfolio is made up mostly of U.S. Treasuries and other U.S. Government guaranteed fixed-rate debt securities. The prices of these securities move inversely to changes in market interest rates. We expect to collect our entire investment over time as these bonds mature.

Our shares closed 2022 at $66.32, 19% lower than the previous year. The stock underperformed the KBW Nasdaq Regional Bank Index and the Nasdaq Bank Price Return Index, which declined by 10% and 18%, respectively. While the regional bank sector traded lower in absolute terms in 2022, it outperformed the broader market. Our focus has been, and will continue to be, on running and investing in a strong operation, confident that it will result in long-term value for our shareholders.

> 2022 was, in many ways, a great year for Popular. Financially, it was our best year ever. We achieved considerable loan growth while maintaining strong credit quality, continued expanding our customer base, executed significant transactions, completed capital actions and made several strategic decisions important to our future success.



2022 Strategic Highlights

Sustainable and Profitable Growth

- Grew total loans by $2.8 billion or 10%. The most significant increases in Puerto Rico were in commercial loans and in the auto business. In the United States, the increase was driven by commercial real estate loans and the community association and healthcare lending businesses.

Simplicity

- Redefined relationship with Evertec, providing us greater optionality to develop and enhance technology platforms and more flexibility to select and partner with new service vendors.

Customer Focus

- Acquired from Evertec certain critical channels, including BPPR's retail and business digital banking and commercial cash management applications to more quickly enhance the services that we offer through our digital platforms and provide an omnichannel experience that meets our clients' needs and expectations.
- Implemented significant changes to our overdraft practices, including eliminating the charge for insufficient funds for returned transactions.
- Continued expanding our customer base in Puerto Rico, which now reaches 1.98 million.
- In Puerto Rico, active users on our digital platform exceeded 1.1 million. We captured 64% of deposit transactions through digital channels.

Fit for the Future

- Increased the base salary in all markets and implemented market and merit adjustments as part of a concerted strategy to attract and retain the best talent in an increasingly competitive market.
- Continued strengthening our compliance and cybersecurity programs.

Strategic Initiatives

On the strategic front, we took important steps to be more agile and provide an excellent customer experience in a rapidly changing environment.

We embarked on a broad-based technological and business process Transformation. The needs and expectations of our clients and colleagues, as well as the competitive landscape, have evolved, compelling us to make important investments in our technological infrastructure and adopt more agile practices. Our Transformation is and will continue to be a significant priority for the corporation over the next three years and beyond. We believe that there continues to be opportunity for growth in Puerto Rico, our primary market, as well as within our existing customer base. These efforts will help us capitalize upon that opportunity. We believe these investments will make us a more efficient and profitable company, allowing us to achieve a 14% return on tangible common equity target by the end of 2025.

In July 2022, we completed a transaction that will be key to the success of our Transformation. We acquired key customer-facing channels from Evertec and made important changes to our contractual relationship with them. Evertec will continue to provide various information technology and transaction processing services to Popular, but we will have greater ability to manage our channels and increased flexibility to choose the best technology partners. This will allow us to increase the speed at which we enhance the products and services that we offer through our digital platforms, as well as accelerate our technological modernization. As a result of the transaction, we also sold our remaining ownership stake in Evertec.

Our Organization

Our accomplishments during the year reflect the efforts of the approximately 8,900 colleagues that are part of the Popular family. I am proud of their talent and dedication, which became evident once again in challenging times, such as the aftermath of Hurricanes Ian and Fiona. Their performance during these types of events demonstrates Popular's unwavering commitment to all the important stakeholders we serve.

I am grateful for the support of our Senior Management Team, whose leadership inspires all of us to go the extra mile. On behalf of all of Popular, I want to extend a special thank you to Juan Guerrero who, after 36 years of dedicated service, will retire at the end of April. Juan has been key in the development of our securities and insurance businesses and has always distinguished himself for his customer-centric approach and efforts to promote collaboration to provide better service to our clients. We are grateful for his important contributions throughout the decades and for developing an excellent group of leaders that will continue to evolve these businesses in the coming years. As part of our Transformation, we will reorganize our businesses in Puerto Rico into three groups: Commercial Credit & Services, Retail & Business Solutions, and Specialized Businesses, which includes our mortgage, auto, and insurance segments. The new structure will allow us to better understand our customers' current and future needs, personalize their experience and deliver outstanding service.

I would also like to thank our Board of Directors, a diverse group of highly experienced and committed individuals, for their invaluable counsel and support.

Positioned for Continued Success

We are pleased to start 2023 on a strong footing and with a clear strategy. While aware of the macroeconomic headwinds related to inflation, interest rates and geopolitical risks, we are confident on our ability to manage through these and other challenges that may arise. We are optimistic about the economic outlook in Puerto Rico, our primary market which, given the amount of stimulative support from federal recovery funds, we expect will continue its growth path, albeit perhaps at a slower pace.

The new year marks Popular's 130th anniversary. Since 1893, we have successfully adapted and led throughout changing conditions. We are proud of our history and the legacy that made Popular what it is today — a strong, vibrant organization, with deep-rooted values.

We recently broke ground on a project that will expand our headquarters in Puerto Rico and further transform our surrounding areas. The new state-of-the-art facilities will allow a greater number of our colleagues to work together, generating efficiencies, and provide an environment where learning, collaboration and innovation are continuously encouraged.

Leveraging these strengths, we will continue to transform our organization to ensure its success for many years to come. We are committed to meeting the rapidly changing needs of our customers, providing our colleagues a workplace where they can thrive, promoting progress in the communities we serve and generating sustainable value for our shareholders.

IGNACIO ALVAREZ
President and Chief Executive Officer
Popular, Inc.



ESG

Having a positive impact on the lives of our customers, colleagues, communities and shareholders is central to what we do and how we do it. During 2022, we continued advancing our ESG strategy:

- Following Hurricane Fiona's impact on Puerto Rico, provided immediate relief to affected communities, waived several fees for a period of time, offered assistance to farmers and small businesses through partner non-profit organizations and leveraged the employee emergency fund to support impacted colleagues.
- Launched the Popular Impact Fund, with an initial allocation of $15 million, to promote the growth of companies that present innovative solutions to social and economic challenges.
- In addition to our existing LGBTQ+ and Multicultural Employee Resources Groups (ERGs), launched ERGs for employees with functional diversity and women.
- Popular was included as part of the Bloomberg Gender Equality Index in 2022, which monitors the performance of public companies committed to disclosing their efforts to support gender equality.

25-Year
Historical Financial Summary

(Dollars in millions, except per share data)	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Selected Financial Information											
Net Income (Loss)	$232.3	$257.6	$276.1	$304.5	$351.9	$470.9	$489.9	$540.7	$357.7	$(64.5)	$(1,243.9)
Assets	23,160.4	25,460.5	28,057.1	30,744.7	33,660.4	36,434.7	44,401.6	48,623.7	47,404.0	44,411.4	38,882.8
Gross Loans	13,078.8	14,907.8	16,057.1	18,168.6	19,582.1	22,602.2	28,742.3	31,710.2	32,736.9	29,911.0	26,268.9
Deposits	13,672.2	14,173.7	14,804.9	16,370.0	17,614.7	18,097.8	20,593.2	22,638.0	24,438.3	28,334.4	27,550.2
Stockholders' Equity	1,709.1	1,661.0	1,993.6	2,272.8	2,410.9	2,754.4	3,104.6	3,449.2	3,620.3	3,581.9	3,268.4
Market Capitalization	$4,611.7	$3,790.2	$3,578.1	$3,965.4	$4,476.4	$5,960.2	$7,685.6	$5,836.5	$5,003.4	$2,968.3	$1,455.1
Return on Average Assets (ROAA)	1.14%	1.08%	1.04%	1.09%	1.11%	1.36%	1.23%	1.17%	0.74%	-0.14%	-3.04%
Return on Average Common Equity (ROACE)	15.41%	15.45%	15.00%	14.84%	16.29%	19.30%	17.60%	17.12%	9.73%	-2.08%	-44.47%
Per Common Share[1]											
Net Income (Loss) - Basic	$8.26	$9.19	$9.85	$10.87	$13.05	$17.36	$17.95	$19.78	$12.41	$(2.73)	$(45.51)
Net Income (Loss) - Diluted	8.26	9.19	9.85	10.87	13.05	17.36	17.92	19.74	12.41	(2.73)	(45.51)
Dividends (Declared)	2.50	3.00	3.20	3.80	4.00	5.05	6.20	6.40	6.40	6.40	4.80
Book Value	59.32	57.54	69.62	79.67	91.02	96.60	109.45	118.22	123.18	121.24	63.29
Market Price	170.00	139.69	131.56	145.40	169.00	224.25	288.30	211.50	179.50	106.00	51.60
Assets by Geographical Area											
Puerto Rico	71%	71%	72%	68%	66%	62%	55%	53%	52%	59%	64%
United States	25%	25%	26%	30%	32%	36%	43%	45%	45%	38%	33%
Caribbean and Latin America	4%	4%	2%	2%	2%	2%	2%	2%	3%	3%	3%
Total	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**
Traditional Delivery System											
Banking Branches											
Puerto Rico	198	199	199	196	195	193	192	194	191	196	179
Virgin Islands	8	8	8	8	8	8	8	8	8	8	8
United States[2]	89	91	95	96	96	97	128	136	142	147	139
Subtotal	295	298	302	300	299	298	328	338	341	351	326
Non-Banking Offices											
Popular Financial Holdings	128	137	136	149	153	181	183	212	158	134	2
Popular Cash Express	51	102	132	154	195	129	114	4			
Popular Finance	48	47	61	55	36	43	43	49	52	51	9
Popular Auto (including Reliable)	10	12	12	20	18	18	18	17	15	12	12
Popular Leasing, U.S.A.	8	10	11	13	13	11	15	14	11	24	22
Popular Mortgage	11	13	21	25	29	32	30	33	32	32	32
Popular Securities	2	2	3	4	7	8	9	12	12	13	7
Popular One											
Popular Insurance and Popular Risk Services			2	2	2	2	2	2	2	2	1
Popular Insurance Agency, U.S.A.				1	1	1	1	1	1	1	1
Popular Insurance V.I.					1	1	1	1	1	1	1
E-LOAN								1	1	1	1
Popular Equipment Finance											
EVERTEC		4	4	4	5	5	5	5	7	9	9
Subtotal	258	327	382	427	460	431	421	351	292	280	97
Total	**553**	**625**	**684**	**727**	**759**	**729**	**749**	**689**	**633**	**631**	**423**
Electronic Delivery System											
ATMs Owned											
Puerto Rico	421	442	478	524	539	557	568	583	605	615	605
Virgin Islands	59	68	37	39	53	57	59	61	65	69	74
United States	94	99	109	118	131	129	163	181	192	187	176
Total	**574**	**609**	**624**	**681**	**723**	**743**	**790**	**825**	**862**	**871**	**855**
Employees (full-time equivalent)	10,549	11,501	10,651	11,334	11,037	11,474	12,139	13,210	12,508	12,303	10,587

2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
$(573.9)	$137.4	$151.3	$245.3	$599.3	$(313.5)	$895.3	$216.7	$107.7	$618.2	$671.1	$506.6	$934.9	$1,102.6
34,736.3	38,815.0	37,348.4	36,506.9	35,748.8	33,086.8	35,761.7	38,661.6	44,277.3	47,604.6	52,115.3	65,926.0	75,097.9	67,637.9
23,803.9	26,458.9	25,314.4	25,093.6	24,706.7	22,053.2	23,129.2	23,435.4	24,942.5	26,559.3	27,466.1	29,484.7	29,299.7	32,083.2
25,924.9	26,762.2	27,942.1	27,000.6	26,711.1	24,807.5	27,209.7	30,496.2	35,453.5	39,710.0	43,758.6	56,866.3	67,005.1	61,227.2
2,538.8	3,800.5	3,918.8	4,110.0	4,626.2	4,267.4	5,105.3	5,198.0	5,103.9	5,435.1	6,016.8	6,028.7	5,969.4	4,093.4
$1,445.4	$3,211.4	$1,426.0	$2,144.9	$2,970.6	$3,523.4	$2,936.6	$4,548.1	$3,622.4	$4,719.3	$5,615.9	$4,744.6	$6,551.0	$4,765.0
-1.57%	0.36%	0.40%	0.68%	1.65%	-0.89%	2.54%	0.58%	0.26%	1.33%	1.33%	0.85%	1.31%	1.51%
-32.95%	4.37%	4.01%	6.37%	14.43%	-7.04%	19.16%	4.07%	1.96%	11.39%	11.78%	9.36%	16.22%	18.39%
$2.39	$(0.62)	$1.44	$2.36	$5.80	$(3.08)	$8.66	$2.06	$1.02	$6.07	$6.89	$5.88	$11.49	$14.65
2.39	(0.62)	1.44	2.35	5.78	(3.08)	8.65	2.06	1.02	6.06	6.88	5.87	11.46	14.63
0.20	-	-	-	-	-	0.30	0.60	1.00	1.00	1.20	1.60	1.75	2.20
38.91	36.67	37.71	39.35	44.26	40.76	48.79	49.60	49.51	53.88	62.42	71.30	74.48	56.66
22.60	31.40	13.90	20.79	28.73	34.05	28.34	43.82	35.49	47.22	58.75	56.32	82.04	66.32
65%	74%	74%	73%	72%	80%	75%	75%	76%	77%	78%	82%	84%	79%
32%	23%	23%	24%	25%	17%	22%	23%	22%	21%	20%	17%	15%	19%
3%	3%	3%	3%	3%	3%	3%	2%	2%	2%	2%	1%	1%	2%
100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
173	185	183	175	171	168	173	171	168	163	164	162	159	158
8	8	9	9	9	9	9	9	9	9	10	10	10	10
101	96	94	92	90	47	50	51	51	51	51	50	39	39
282	289	286	276	270	224	232	231	228	223	225	222	208	207
10	10	10	10	9	9	9	9	9	12	12	11	11	11
33	36	37	37	38	25	24	17	14	14	14	15	15	14
6	6	4	4	3	3	3	2	2	2	2	2	2	1
		4	5	6	6	6	5	5	5	5	6	7	7
1	1	1	1	1	1	2	2	2	2	2	2	2	2
1	1	1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1					
												1	1
9													
61	55	58	59	59	46	46	37	34	36	36	37	39	37
343	344	344	335	329	270	278	268	262	259	261	259	247	244
571	624	613	597	599	602	622	635	633	619	622	619	616	584
77	17	20	20	22	21	21	20	22	22	23	23	23	23
136	138	135	134	132	83	87	101	110	115	119	118	91	94
784	779	768	751	753	706	730	756	765	756	764	760	730	701
9,407	8,277	8,329	8,072	8,059	7,752	7,810	7,828	7,784	8,474	8,560	8,522	8,351	8,813

[1] Per common share data adjusted for stock splits and reverse stock split executed in May 2012.
[2] Excludes a Banco Popular de Puerto Rico branch operating in New York.

Popular, Inc.
Management & Board Of Directors
Senior Management Team



IGNACIO ALVAREZ

President &
Chief Executive Officer
Popular, Inc.



CAMILLE BURCKHART

Executive Vice President
Chief Information & Digital Strategy Officer
Innovation, Technology & Operations Group
Popular, Inc.



BEATRIZ CASTELLVÍ

Executive Vice President &
Chief Security Officer
Corporate Security Group
Popular, Inc.



LUIS E. CESTERO

Executive Vice President
Retail Banking Group
Banco Popular de Puerto Rico



MANUEL CHINEA

Executive Vice President
Popular, Inc.
Chief Operating Officer
Popular Bank



JOSÉ R. COLEMAN TIÓ

Executive Vice President &
Chief Legal Officer
General Counsel & Corporate Matters Group
Popular, Inc.



JAVIER D. FERRER

Executive Vice President
Chief Operating Officer
Head of Business Strategy and Corporate Secretary
COO & Corporate Business Strategy Group
Popular, Inc.



MARÍA CRISTINA (MC) GONZÁLEZ

Executive Vice President
Chief Communications and Public Affairs Officer
Corporate Communications & Public Affairs Group
Popular, Inc.



JUAN O. GUERRERO

Executive Vice President
Financial & Insurance Services Group
Banco Popular de Puerto Rico



GILBERTO MONZÓN

Executive Vice President
Individual Credit Group
Banco Popular de Puerto Rico



EDUARDO J. NEGRÓN

Executive Vice President &
Chief Administration Officer
Administration Group
Popular, Inc.



ELI S. SEPÚLVEDA

Executive Vice President
Commercial Credit Group
Banco Popular de Puerto Rico



LIDIO V. SORIANO

Executive Vice President &
Chief Risk Officer
Corporate Risk Management Group
Popular, Inc.



CARLOS J. VÁZQUEZ

Executive Vice President &
Chief Financial Officer
Corporate Finance Group
Popular, Inc.



Board of Directors



RICHARD L. CARRIÓN
Chairman of the Board of Directors
Popular, Inc.



IGNACIO ALVAREZ
President &
Chief Executive Officer
Popular, Inc.



JOAQUÍN E. BACARDÍ, III
President and Chairman
Edmundo B. Fernández, Inc.



ALEJANDRO M. BALLESTER
President
Ballester Hermanos, Inc.



ROBERT CARRADY
President
Caribbean Cinemas



BETTY DEVITA
Chief Business Officer
FinConecta



JOHN W. DIERCKSEN
Principal
Greycrest, LLC



MARÍA LUISA FERRÉ RANGEL
Chief Executive Officer
FRG, LLC



C. KIM GOODWIN
Private Investor



JOSÉ R. RODRÍGUEZ
Chairman of the Board of Directors
CareMax, Inc.



MYRNA M. SOTO
Chief Executive Officer & Founder
Apogee Executive Advisors, LLC



CARLOS A. UNANUE
President
Goya de Puerto Rico, Inc.





Popular, Inc.
Resumen del año



Estimados Accionistas:

De muchas formas, el 2022 fue un gran año para Popular. Financieramente, ha sido el mejor año que jamás hemos tenido. Logramos un crecimiento considerable en préstamos, a la vez que mantuvimos una calidad de crédito fuerte, continuamos expandiendo nuestra base de clientes, ejecutamos transacciones significativas, completamos acciones de capital y tomamos varias decisiones estratégicas importantes para nuestro éxito futuro.

Nuestro desempeño

Nuestro ingreso neto anual récord de $1,100 millones fue $168 millones más alto que en 2021. El aumento se debió mayormente al beneficio de una serie de transacciones relacionadas con Evertec, uno de nuestros proveedores principales de tecnología, que resultó en una ganancia agregada luego de impuestos de $227 millones. Tuvimos, además, un beneficio contributivo de $68 millones por una reversión parcial de nuestra la para nuestro activo de contribuciones diferidas relacionado a nuestras operaciones en los Estados Unidos. Nuestros resultados también reflejan un ingreso neto más alto por intereses, parcialmente contrarrestado por aumento en gastos operacionales y en la provisión. En 2022, registramos un gasto de provisión para pérdidas de crédito de $83 millones, comparado con un beneficio de provisión de $193 millones el año anterior.

Aumentamos nuestra cartera de préstamos por $2,800 millones o 10%. Estamos particularmente complacidos con la contribución de nuestra operación en los Estados Unidos, que creció su cartera por $1,200 millones o 14%, principalmente en préstamos para bienes raíces comerciales y en nuestros negocios especializados de asociaciones de condominios y préstamos al sector de salud.

La calidad del crédito se mantuvo fuerte a través de 2022. Nuestras carteras continúan desempeñándose bien, con pérdidas netas en préstamos muy por debajo de los niveles históricos y un nivel más bajo de préstamos no acumulativos.

Continuamos devolviendo capital a los accionistas, recomprando 8.25 millones de acciones comunes por un total de $631 millones. También aumentamos nuestro dividendo trimestral de acciones comunes a $0.55 por acción, representando cerca de $164 millones en dividendos pagados durante el año. Nuestros niveles de capital permanecieron robustos, con una relación de capital "Tier 1 Common" de 16.4% a final del año. Nuestro valor en los libros cerró el año en $44.97 por acción, una baja de 31% del 2021, debido principalmente a pérdidas no realizadas sobre inversiones de valores debido a los efectos del alza en las tasas de interés. Consideramos que estas pérdidas no realizadas van a ser temporales. Nuestra cartera de inversión se compone mayormente de valores de los Estados Unidos y otros valores de deuda a tasas fijas garantizadas por el gobierno estadounidense. Los precios de estos valores se mueven inversamente a los cambios en las tasas de interés del mercado. Esperamos recuperar toda nuestra inversión con el tiempo cuando estos bonos venzan.

Nuestra acción cerró 2022 en $66.32, 19% más bajo que el año anterior. El desempeño de la acción estuvo por debajo del KBW Nasdaq Regional Bank Index y el Nasdaq Bank Price Return Index, que experimentaron una reducción de 10% y 18%, respectivamente. Aunque el sector de bancos regionales traficó a un nivel más bajo en términos absolutos en 2022, se desempeñó mejor que el mercado más amplio. Nuestro enfoque ha sido, y

> De muchas formas, el 2022 fue un gran año para Popular. Financieramente, ha sido el mejor año que jamás hemos tenido. Logramos un crecimiento considerable en préstamos, a la vez que mantuvimos una calidad de crédito fuerte, continuamos expandiendo nuestra base de clientes, ejecutamos transacciones significativas, completamos acciones de capital y tomamos varias decisiones estratégicas importantes para nuestro éxito futuro.



Aspectos destacados del negocio

Crecimiento rentable y sostenible

- El total de préstamos aumentó por $2,800 millones o 10%. Los aumentos más significativos en Puerto Rico fueron en préstamos comerciales y en el negocio de autos. En los Estados Unidos, el aumento fue impulsado por préstamos para bienes raíces comerciales, préstamos al sector de salud y el negocios con asociaciones de condominios.

Simplicidad

- Se redefinió la relación con Evertec, proveyéndonos más opciones para desarrollar y mejorar las plataformas tecnológicas y mayor flexibilidad para seleccionar y asociarnos con nuevos proveedores de servicios.

Customer Focus

- Adquirimos de Evertec ciertos canales fundamentales, incluyendo los de banca digital para individuos y negocios y el de manejo de efectivo comercial, para mejorar con mayor rapidez los servicios que ofrecemos a través de nuestras plataformas digitales y proveer una experiencia omnicanal que satisfaga las necesidades y expectativas de nuestros clientes.
- Implementamos cambios significativos en nuestras prácticas relacionadas con sobregiros, incluyendo la eliminación del cargo por fondos insuficientes debido a transacciones devueltas.
- Continuamos expandiendo nuestra base de clientes en Puerto Rico, que ahora alcanza 1.98 millones.
- En Puerto Rico, los usuarios activos en nuestra plataforma digital excedieron 1.1 millones. Capturamos el 64% de transacciones de depósitos mediante canales digitales.

Preparados para el futuro

- Aumentamos el salario básico en todos los mercados e implementamos ajustes de mercado y por mérito como parte de una estrategia concertada para atraer y retener el mejor talento en un mercado cada vez más competitivo.
- Continuamos fortaleciendo nuestros programas de cumplimiento y ciberseguridad.

continuará siendo, gerenciar e invertir en una operación fuerte, confiados en que esto resultará en valor a largo plazo para nuestros accionistas.

Iniciativas estratégicas

En el frente estratégico, tomamos pasos importantes para ser más ágiles y proveer una experiencia excelente para el cliente en un ambiente que cambia de forma rápida.

Iniciamos un proceso de Transformación tecnológica y de negocio de base amplia. Las necesidades y expectativas de nuestros clientes y compañeros, así como nuestro ambiente competitivo, han evolucionado, lo que nos ha llevado a realizar inversiones importantes en nuestra infraestructura tecnológica y a adoptar prácticas más ágiles. Nuestra Transformación es, y continuará siendo, una prioridad significativa para la corporación durante los próximos tres años y más allá de ellos. Consideramos que todavía hay oportunidad de crecimiento en Puerto Rico, nuestro mercado primario, así como dentro de nuestra base actual de clientes. Estos esfuerzos nos ayudarán a capitalizar en esa oportunidad. Consideramos que estas inversiones harán nuestra compañía más eficiente y rentable, permitiéndonos alcanzar un rendimiento de capital común tangible de 14% para fines de 2025.

En julio de 2022, completamos una transacción que será clave para el éxito de nuestra Transformación. Adquirimos de Evertec canales clave de servicio al cliente y realizamos cambios importantes en nuestra relación contractual con ellos. Evertec continuará proveyendo a Popular diversos servicios de tecnología de información y de procesamiento de transacciones, pero tendremos mayor habilidad de manejar nuestros canales y más flexibilidad para escoger los mejores proveedores de tecnología. Esto nos permitirá aumentar la rapidez con la cual mejoramos los productos y servicios que ofrecemos mediante nuestras plataformas digitales, así como acelerar nuestra modernización tecnológica. Como resultado de esta transacción, también vendimos la participación propietaria que todavía teníamos en Evertec.

Nuestra organización

Nuestros logros durante el año reflejan los esfuerzos de aproximadamente 8,900 compañeros y compañeras que forman parte de la familia Popular. Me enorgullece su talento y dedicación, que se hicieron evidentes nuevamente en tiempos retantes, como en la secuela de los huracanes Ian y Fiona. Su desempeño durante estos tipos de sucesos demuestra el compromiso inquebrantable de Popular con todos los que servimos.

Agradezco el respaldo de nuestro Consejo Gerencial, cuyo liderazgo nos inspira a todos a dar la milla extra. A nombre de todo Popular, quiero extender un agradecimiento especial a Juan Guerrero, quien, luego de 36 años de servicio dedicado, se retirará a fines de abril. Juan ha sido clave en el desarrollo de nuestros negocios de valores y seguros y siempre se ha distinguido por su enfoque centrado en el cliente y sus esfuerzos por promover la colaboración para proveer un mejor servicio. Estamos agradecidos por sus aportaciones importantes a través de las décadas y por desarrollar un excelente grupo de líderes que continuarán evolucionando estos negocios en los años venideros. Como parte de nuestra Transformación, reorganizaremos nuestros negocios en Puerto Rico en tres grupos: Crédito Comercial y Servicios, Soluciones para Individuos y Negocios, y Negocios Especializados, que incluye nuestros segmentos de hipotecas, financiamiento de autos y seguros. La nueva estructura nos permitirá entender mejor las necesidades actuales y futuras de nuestros clientes, personalizar su experiencia y proveerles un servicio sobresaliente.

También quiero agradecer a nuestra Junta de Directores, un grupo diverso de personas altamente experimentadas y comprometidas, por su valioso asesoramiento y apoyo.

Posicionados para el éxito continuo

Nos place comenzar el 2023 con base sólida y una estrategia clara. Aunque estamos conscientes del panorama macroeconómico relacionado con la inflación, las tasas de interés y los riesgos geopolíticos, confiamos en nuestra habilidad de manejar estos y otros retos que pudieran surgir. Estamos optimistas sobre el panorama económico en Puerto Rico, nuestro mercado principal, que, dado el estímulo de fondos federales de recuperación, esperamos continúe en una trayectoria de crecimiento, aunque posiblemente a un paso más desacelerado.

En este nuevo año, Popular conmemora su 130mo aniversario. Desde 1893, nos hemos adaptado y hemos sido líderes a través de condiciones cambiantes. Estamos orgullosos de nuestra historia y el legado que han convertido a Popular en lo que es actualmente – una organización fuerte, vibrante y con valores muy arraigados.

Recientemente dimos comienzo a un proyecto para expandir nuestras oficinas centrales en Puerto Rico y transformar más nuestras áreas circundantes. Las nuevas y modernas instalaciones permitirán que un número mayor de nuestros compañeros trabajen juntos, generando así eficiencias, y proveyendo un ambiente donde el aprendizaje, la colaboración y la innovación se fomenten continuamente.

Aprovechando estas fortalezas, continuaremos transformando nuestra organización para asegurar su éxito por muchos años más. Estamos comprometidos a atender las necesidades rápidamente cambiantes de nuestros clientes, proveer a nuestros compañeros un lugar de trabajo en el que puedan prosperar, promover el progreso en las comunidades que servimos y generar valor sostenido para nuestros accionistas.

IGNACIO ALVAREZ
Presidente y Principal Oficial Ejecutivo
Popular, Inc.



ESG

El tener un impacto positivo en las vidas de nuestros clientes, compañeros, comunidades y accionistas es parte esencial de lo que hacemos y cómo lo hacemos. Durante 2022, continuamos adelantando nuestra estrategia de ESG:

- Luego del impacto del huracán Fiona en Puerto Rico, proveímos alivio inmediato a comunidades afectadas, suspendimos ciertos cargos por un tiempo, ofrecimos asistencia a agricultores y pequeños negocios a través de organizaciones sin fines de lucro y apalancamos el fondo de emergencia de empleados para respaldar a compañeros que fueron impactados.
- Lanzamos el Popular Impact Fund con una asignación inicial de $15 millones para promover el crecimiento de compañías que presentan soluciones innovadoras para retos sociales y económicos.
- Además de nuestros existentes Grupos de Recursos de Empleados (ERGs) LGBTQ+ y Multicultural, lanzamos recursos ERG para empleados con diversidad funcional y mujeres.
- Popular fue incluido como parte del Bloomberg Gender Equality Index en 2022, que monitorea el desempeño de compañías públicas comprometidas con divulgar sus esfuerzos en respaldo de la igualdad de género.

25 Años
Resumen Financiero Histórico

(Dólares en millones, excepto información por acción)	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Información Financiera Seleccionada											
Ingreso neto (Pérdida Neta)	$232.3	$257.6	$276.1	$304.5	$351.9	$470.9	$489.9	$540.7	$357.7	$(64.5)	$(1,243.9)
Activos	23,160.4	25,460.5	28,057.1	30,744.7	33,660.4	36,434.7	44,401.6	48,623.7	47,404.0	44,411.4	38,882.8
Préstamos Brutos	13,078.8	14,907.8	16,057.1	18,168.6	19,582.1	22,602.2	28,742.3	31,710.2	32,736.9	29,911.0	26,268.9
Depósitos	13,672.2	14,173.7	14,804.9	16,370.0	17,614.7	18,097.8	20,593.2	22,638.0	24,438.3	28,334.4	27,550.2
Capital de Accionistas	1,709.1	1,661.0	1,993.6	2,272.8	2,410.9	2,754.4	3,104.6	3,449.2	3,620.3	3,581.9	3,268.4
Valor agregado en el mercado	$4,611.7	$3,790.2	$3,578.1	$3,965.4	$4,476.4	$5,960.2	$7,685.6	$5,836.5	$5,003.4	$2,968.3	$1,455.1
Rendimiento de Activos Promedio (ROAA)	1.14%	1.08%	1.04%	1.09%	1.11%	1.36%	1.23%	1.17%	0.74%	-0.14%	-3.04%
Rendimiento de Capital Común Promedio (ROACE)	15.41%	15.45%	15.00%	14.84%	16.29%	19.30%	17.60%	17.12%	9.73%	-2.08%	-44.47%
Por Acción Común[1]											
Ingreso neto (Pérdida Neta) - Básico	$8.26	$9.19	$9.85	$10.87	$13.05	$17.36	$17.95	$19.78	$12.41	$(2.73)	$(45.51)
Ingreso neto (Pérdida Neta) - Diluido	8.26	9.19	9.85	10.87	13.05	17.36	17.92	19.74	12.41	(2.73)	(45.51)
Dividendos (Declarados)	2.50	3.00	3.20	3.80	4.00	5.05	6.20	6.40	6.40	6.40	4.80
Valor en los Libros	59.32	57.54	69.62	79.67	91.02	96.60	109.45	118.22	123.18	121.24	63.29
Precio en el Mercado	170.00	139.69	131.56	145.40	169.00	224.25	288.30	211.50	179.50	106.00	51.60
Activos por Área Geográfica											
Puerto Rico	71%	71%	72%	68%	66%	62%	55%	53%	52%	59%	64%
Estados Unidos	25%	25%	26%	30%	32%	36%	43%	45%	45%	38%	33%
Caribe y Latinoamérica	4%	4%	2%	2%	2%	2%	2%	2%	3%	3%	3%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Sistema de Distribución Tradicional											
Sucursales Bancarias											
Puerto Rico	198	199	199	196	195	193	192	194	191	196	179
Islas Vírgenes	8	8	8	8	8	8	8	8	8	8	8
Estados Unidos[2]	89	91	95	96	96	97	128	136	142	147	139
Subtotal	295	298	302	300	299	298	328	338	341	351	326
Oficinas No Bancarias											
Popular Financial Holdings	128	137	136	149	153	181	183	212	158	134	2
Popular Cash Express	51	102	132	154	195	129	114	4			
Popular Finance	48	47	61	55	36	43	43	49	52	51	9
Popular Auto (incluyendo Reliable)	10	12	12	20	18	18	18	17	15	12	12
Popular Leasing, U.S.A.	8	10	11	13	13	11	15	14	11	24	22
Popular Mortgage	11	13	21	25	29	32	30	33	32	32	32
Popular Securities	2	2	3	4	7	8	9	12	12	13	7
Popular One Popular Insurance y Popular Risk Services			2	2	2	2	2	2	2	2	1
Popular Insurance Agency, U.S.A.				1	1	1	1	1	1	1	1
Popular Insurance V.I.					1	1	1	1	1	1	1
E-LOAN								1	1	1	1
Popular Equipment Finance											
EVERTEC		4	4	4	5	5	5	5	7	9	9
Subtotal	258	327	382	427	460	431	421	351	292	280	97
Total	553	625	684	727	759	729	749	689	633	631	423
Sistema Electrónico de Distribución											
Cajeros Automáticos Propios y Administrados											
Puerto Rico	421	442	478	524	539	557	568	583	605	615	605
Islas Vírgenes	59	68	37	39	53	57	59	61	65	69	74
Estados Unidos	94	99	109	118	131	129	163	181	192	187	176
Total	574	609	624	681	723	743	790	825	862	871	855
Empleados (equivalente a tiempo completo)	10,549	11,501	10,651	11,334	11,037	11,474	12,139	13,210	12,508	12,303	10,587

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
	$(573.9)	$137.4	$151.3	$245.3	$599.3	$(313.5)	$895.3	$216.7	$107.7	$618.2	$671.1	$506.6	$934.9	$1,102.6
	34,736.3	38,815.0	37,348.4	36,506.9	35,748.8	33,086.8	35,761.7	38,661.6	44,277.3	47,604.6	52,115.3	65,926.0	75,097.9	67,637.9
	23,803.9	26,458.9	25,314.4	25,093.6	24,706.7	22,053.2	23,129.2	23,435.4	24,942.5	26,559.3	27,466.1	29,484.7	29,299.7	32,083.2
	25,924.9	26,762.2	27,942.1	27,000.6	26,711.1	24,807.5	27,209.7	30,496.2	35,453.5	39,710.0	43,758.6	56,866.3	67,005.1	61,227.2
	2,538.8	3,800.5	3,918.8	4,110.0	4,626.2	4,267.4	5,105.3	5,198.0	5,103.9	5,435.1	6,016.8	6,028.7	5,969.4	4,093.4
	$1,445.4	$3,211.4	$1,426.0	$2,144.9	$2,970.6	$3,523.4	$2,936.6	$4,548.1	$3,622.4	$4,719.3	$5,615.9	$4,744.6	$6,551.0	$4,765.0
	-1.57%	0.36%	0.40%	0.68%	1.65%	-0.89%	2.54%	0.58%	0.26%	1.33%	1.33%	0.85%	1.31%	1.51%
	-32.95%	4.37%	4.01%	6.37%	14.43%	-7.04%	19.16%	4.07%	1.96%	11.39%	11.78%	9.36%	16.22%	18.39%
	$2.39	$(0.62)	$1.44	$2.36	$5.80	$(3.08)	$8.66	$2.06	$1.02	$6.07	$6.89	$5.88	$11.49	$14.65
	2.39	(0.62)	1.44	2.35	5.78	(3.08)	8.65	2.06	1.02	6.06	6.88	5.87	11.46	14.63
	0.20	-	-	-	-	-	0.30	0.60	1.00	1.00	1.20	1.60	1.75	2.20
	38.91	36.67	37.71	39.35	44.26	40.76	48.79	49.60	49.51	53.88	62.42	71.30	74.48	56.66
	22.60	31.40	13.90	20.79	28.73	34.05	28.34	43.82	35.49	47.22	58.75	56.32	82.04	66.32
	65%	74%	74%	73%	72%	80%	75%	75%	76%	77%	78%	82%	84%	79%
	32%	23%	23%	24%	25%	17%	22%	23%	22%	21%	20%	17%	15%	19%
	3%	3%	3%	3%	3%	3%	3%	2%	2%	2%	2%	1%	1%	2%
	100%	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**
	173	185	183	175	171	168	173	171	168	163	164	162	159	158
	8	8	9	9	9	9	9	9	9	9	10	10	10	10
	101	96	94	92	90	47	50	51	51	51	51	50	39	39
	282	289	286	276	270	224	232	231	228	223	225	222	208	207
	10	10	10	10	9	9	9	9	9	12	12	11	11	11
	33	36	37	37	38	25	24	17	14	14	14	15	15	14
	6	6	4	4	3	3	3	2	2	2	2	2	2	1
			4	5	6	6	6	5	5	5	5	6	7	7
	1	1	1	1	1	1	2	2	2	2	2	2	2	2
	1	1	1	1	1	1	1	1	1	1	1	1	1	1
	1	1	1	1	1	1	1	1	1					
													1	1
	9													
	61	55	58	59	59	46	46	37	34	36	36	37	39	37
	343	**344**	**344**	**335**	**329**	**270**	**278**	**268**	**262**	**259**	**261**	**259**	**247**	**244**
	571	624	613	597	599	602	622	635	633	619	622	619	616	584
	77	17	20	20	22	21	21	20	22	22	23	23	23	23
	136	138	135	134	132	83	87	101	110	115	119	118	91	94
	784	**779**	**768**	**751**	**753**	**706**	**730**	**756**	**765**	**756**	**764**	**760**	**730**	**701**
	9,407	**8,277**	**8,329**	**8,072**	**8,059**	**7,752**	**7,810**	**7,828**	**7,784**	**8,474**	**8,560**	**8,522**	**8,351**	**8,813**

[1]Los datos de las acciones comunes han sido ajustados por las divisiones en acciones y la división de acciones a la inversa realizada en mayo 2012.
[2]Excluye una sucursal de Banco Popular de Puerto Rico en Nueva York.

Popular, Inc.
Gerencia y Junta de Directores
Gerencia



IGNACIO ÁLVAREZ
Presidente y
Principal Oficial Ejecutivo
Popular, Inc.



CAMILLE BURCKHART
Vicepresidenta Ejecutiva, Principal Oficial
de Informática y Tecnología Digital
Grupo de Innovación, Tecnología y Operaciones
Popular, Inc.
.



BEATRIZ CASTELLVÍ
Vicepresidenta Ejecutiva y
Principal Oficial de Seguridad
Grupo de Seguridad Corporativa
Popular, Inc.



LUIS E. CESTERO
Vicepresidente Ejecutivo
Grupo de Banca Individual
Banco Popular de Puerto Rico



MANUEL CHINEA
Vicepresidente Ejecutivo
Popular, Inc.
Principal Oficial de Operaciones
Popular Bank



JOSÉ R. COLEMAN TIÓ
Vicepresidente Ejecutivo y
Principal Oficial Legal
Grupo del Asesor General y Asuntos Corporativos
Popular, Inc.



JAVIER D. FERRER
Vicepresidente Ejecutivo
Principal Oficial de Operaciones
Principal Oficial de Estrategia y Secretario Corporativo
Grupo de Estrategia Corporativa y POO
Popular, Inc.



MARÍA CRISTINA (MC) GONZÁLEZ
Vicepresidenta Ejecutiva y
Principal Oficial de Comunicaciones y Asuntos Públicos
Grupo de Comunicaciones Corporativas y Asuntos Públicos
Popular, Inc.



JUAN O. GUERRERO
Vicepresidente Ejecutivo
Grupo de Servicios Financieros y Seguros
Banco Popular de Puerto Rico



GILBERTO MONZÓN
Vicepresidente Ejecutivo
Grupo de Crédito a Individuo
Banco Popular de Puerto Rico



EDUARDO J. NEGRÓN
Vicepresidente Ejecutivo y
Principal Oficial de Administración
Grupo de Administración
Popular, Inc.



ELI S. SEPÚLVEDA
Vicepresidente Ejecutivo
Grupo de Crédito Comercial
Banco Popular de Puerto Rico



LIDIO V. SORIANO
Vicepresidente Ejecutivo y
Principal Oficial de Riesgo
Grupo Corporativo de Manejo de Riesgo
Popular, Inc.



CARLOS J. VÁZQUEZ
Vicepresidente Ejecutivo y
Principal Oficial Financiero
Grupo de Finanzas Corporativas
Popular, Inc.



Junta De Directores



RICHARD L. CARRIÓN
Presidente de la
Junta de Directores
Popular, Inc.



IGNACIO ÁLVAREZ
Presidente y
Principal Oficial Ejecutivo
Popular, Inc.



JOAQUÍN E. BACARDÍ, III
Presidente
Edmundo B. Fernández, Inc.



ALEJANDRO M. BALLESTER
Presidente
Ballester Hermanos, Inc.



ROBERT CARRADY
Presidente
Caribbean Cinemas



BETTY DEVITA
Principal Oficial de Negocios
FinConecta



JOHN W. DIERCKSEN
Principal
Greycrest, LLC



MARÍA LUISA FERRÉ RANGEL
Principal Oficial Ejecutiva
FRG, LLC



C. KIM GOODWIN
Inversionista Privada



JOSÉ R. RODRÍGUEZ
Presidente de la Junta de Directores
CareMax, Inc.



MYRNA M. SOTO
Principal Oficial Ejecutiva y Fundadora
Apogee Executive Advisors, LLC



CARLOS A. UNANUE
Presidente
Goya de Puerto Rico, Inc.





Financial Review and
Supplementary Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

This Form 10-K contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including, without limitation, statements about Popular, Inc.'s (the "Corporation," "Popular," "we," "us," "our") business, financial condition, results of operations, plans, objectives and future performance. These statements are not guarantees of future performance, are based on management's current expectations and, by their nature, involve risks, uncertainties, estimates and assumptions. Potential factors, some of which are beyond the Corporation's control, could cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements. Risks and uncertainties include without limitation the effect of competitive and economic factors, and our reaction to those factors, the adequacy of the allowance for loan losses, delinquency trends, market risk and the impact of interest rate changes, capital markets conditions, capital adequacy and liquidity, and the effect of legal and regulatory proceedings and new accounting standards on the Corporation's financial condition and results of operations. All statements contained herein that are not clearly historical in nature are forward-looking, and the words "anticipate," "believe," "continues," "expect," "estimate," "intend," "project" and similar expressions and future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may" or similar expressions are generally intended to identify forward-looking statements.

Various factors, some of which are beyond Popular's control, could cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements. Factors that might cause such a difference include, but are not limited to, the rate of growth or decline in the economy and employment levels, as well as general business and economic conditions in the geographic areas we serve and, in particular, in the Commonwealth of Puerto Rico (the "Commonwealth" or "Puerto Rico"), where a significant portion of our business is concentrated; adverse economic conditions, including high levels of and ongoing increases in inflation rates, that adversely affect housing prices, the job market, consumer confidence and spending habits which may affect in turn, among other things, our level of non-performing assets, charge-offs and provision expense; changes in interest rates and market liquidity, which may reduce interest margins, impact funding sources, reduce loan originations, affect our ability to originate and distribute financial products in the primary and secondary markets and impact the value of our investment portfolio and our ability to return capital to our shareholders; the impact of the current fiscal and economic challenges of Puerto Rico and the measures taken and to be taken by the Puerto Rico Government and the Federally-appointed oversight board on the economy, our customers and our business; the impact of the pending debt restructuring proceedings under Title III of the Puerto Rico

Oversight, Management and Economic Stability Act ("PROMESA") and of other actions taken or to be taken to address Puerto Rico's fiscal challenges on the value of our portfolio of Puerto Rico government securities and loans to governmental entities and of our commercial, mortgage and consumer loan portfolios where private borrowers could be directly affected by governmental action; the amount of Puerto Rico public sector deposits held at the Corporation, whose future balances are uncertain and difficult to predict and may be impacted by factors such as the amount of Federal funds received by the P.R. Government in connection with the COVID-19 pandemic and hurricane recovery assistance and the rate of expenditure of such funds, as well as the financial condition, liquidity and cash management practices of the Puerto Rico Government and its instrumentalities; unforeseen or catastrophic events, including extreme weather events, including hurricanes, other natural disasters, man-made disasters, acts of violence or war or pandemics, epidemics and other health-related crises, including any resurgence of COVID-19, or the fear of any such event occurring, any of which could cause adverse consequences for our business, including, but not limited to, disruptions in our operations; our ability to achieve the expected benefits from our transformation initiative, including our ability to achieve our targeted sustainable return on tangible common equity of 14% by the end of 2025; risks related to Popular's acquisition of certain information technology and related assets formerly used by Evertec, Inc. to service certain of Banco Popular de Puerto Rico's key channels, as well as the entry into amended and restated commercial agreements (the "Evertec Business Acquisition Transaction"), including Popular's ability to successfully transition and integrate the assets acquired as part of the Evertec Business Acquisition Transaction, as well as related operations, employees and third party contractors; unexpected costs, including, without limitation, costs due to exposure to any unrecorded liabilities or issues not identified during due diligence investigation of the Evertec Business Acquisition Transaction or that are not subject to indemnification or reimbursement by Evertec, Inc.; and business and other risks arising from the extension of Popular's current commercial agreements with Evertec, Inc.; the fiscal and monetary policies of the federal government and its agencies; changes in federal bank regulatory and supervisory policies, including required levels of capital and the impact of proposed capital standards on our capital ratios; additional Federal Deposit Insurance Corporation ("FDIC") assessments; regulatory approvals that may be necessary to undertake certain actions or consummate strategic transactions, such as acquisitions and dispositions; the relative strength or weakness of the consumer and commercial credit sectors and of the real estate markets in Puerto Rico and the other markets in which our borrowers are located; the performance of the stock and bond markets; competition in the financial services industry;

possible legislative, tax or regulatory changes; a failure in or breach of our operational or security systems or infrastructure or those of Evertec, Inc., our provider of core financial transaction processing and information technology services, or of third parties providing services to us, including as a result of cyberattacks, e-fraud, denial-of-services and computer intrusion, that might result in, among other things, loss or breach of customer data, disruption of services, reputational damage or additional costs to Popular; changes in market rates and prices which may adversely impact the value of financial assets and liabilities; potential judgments, claims, damages, penalties, fines, enforcement actions and reputational damage resulting from pending or future litigation and regulatory or government investigations or actions, including as a result of our participation in and execution of government programs related to the COVID-19 pandemic; changes in accounting standards, rules and interpretations; our ability to grow our core businesses; decisions to downsize, sell or close branches or business units or otherwise change our business mix; and management's ability to identify and manage these and other risks.

Moreover, the outcome of legal and regulatory proceedings, as discussed in "Part I, Item 3. Legal Proceedings," is inherently uncertain and depends on judicial interpretations of law and the findings of regulators, judges and/or juries. Investors should refer to "Part I, Item 1A" of this Form 10-K for a discussion of certain risks and uncertainties to which the Corporation is subject.

All forward-looking statements included in this Form 10-K are based upon information available to Popular as of the date of this Form 10- K, and other than as required by law, including the requirements of applicable securities laws, we assume no obligation to update or revise any such forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

OVERVIEW

The Corporation is a diversified, publicly-owned financial holding company subject to the supervision and regulation of the Board of Governors of the Federal Reserve System. The Corporation has operations in Puerto Rico, the United States ("U.S.") mainland, and the U.S. and British Virgin Islands. In Puerto Rico, the Corporation provides retail, mortgage, and commercial banking services through its principal banking subsidiary, Banco Popular de Puerto Rico ("BPPR"), as well as investment banking, broker-dealer, auto and equipment leasing and financing, and insurance services through specialized subsidiaries. In the U.S. mainland, the Corporation provides retail, mortgage, commercial banking services, as well as equipment leasing and financing, through its New York-chartered banking subsidiary, Popular Bank ("PB" or "Popular U.S.") which has branches located in New York, New Jersey and Florida. Note 37 to the Consolidated Financial Statements

presents information about the Corporation's business segments.

YEAR 2022 SIGNIFICANT EVENTS
Acquisition of Key Customer Channels and Amendments to Commercial Contracts with Evertec
On July 1, 2022, BPPR completed the announced acquisition of certain assets from Evertec Group, LLC ("Evertec Group"), a wholly owned subsidiary of Evertec, Inc. ("Evertec") (NYSE: EVTC), to service certain BPPR channels (the "Business Acquisition Transaction").

As a result of the closing of the Business Acquisition Transaction, BPPR acquired from Evertec Group certain critical channels, including BPPR's retail and business digital banking and commercial cash management applications. In connection with the Business Acquisition Transaction, BPPR also entered into amended and restated service agreements with Evertec Group pursuant to which Evertec Group will continue to provide various information technology and transaction processing services to Popular, BPPR and their respective subsidiaries.

Under the amended service agreements, Evertec Group no longer has exclusive rights to provide certain of Popular's technology services. The amended service agreements include discounted pricing and lowered caps on contractual pricing escalators tied to the Consumer Price Index. As part of the transaction, BPPR and Evertec also entered into a revenue sharing structure for BPPR in connection with its merchant acquiring relationship with Evertec. Under the terms of the amended and restated Master Service Agreement ("MSA"), Evertec will be entitled to receive monthly payments from the Corporation to the extent that Evertec's revenues, covered under the MSA, fall below certain agreed annualized minimum amounts.

As consideration for the Business Acquisition Transaction, BPPR delivered to Evertec Group 4,589,169 shares of Evertec common stock valued at closing at $169.2 million (based on Evertec's stock price on June 30, 2022 of $36.88). A total of $144.8 million of the consideration for the transaction was attributed to the acquisition of the critical channels of which $28.7 million were attributed to software intangible assets and $116.1 million were attributed to goodwill. The transaction was accounted for as a business combination. The remaining $24.2 million was attributed to the renegotiation of the MSA with Evertec and was recorded as an expense. The Corporation also recorded a credit of $6.9 million in Evertec billings under the MSA during the third quarter of 2022 as a result of the Business Acquisition Transaction, resulting in a net expense charge for the quarter of $17.3 million.

On August 15, 2022, the Corporation completed the sale of its remaining 7,065,634 shares of common stock of Evertec (the "Evertec Stock Sale", and collectively with the Business Acquisition Transaction, the "Evertec Transactions").

Following the Evertec Stock Sale, Popular no longer owns any Evertec common stock. The impact of the gain on the sale of Evertec shares used as consideration for the Business Acquisition Transaction in exchange for the acquired applications on July 1, 2022 and the net expense associated with the renegotiation of the MSA resulted in an after-tax gain of $97.9 million, while the Evertec Stock Sale and the related accounting adjustments resulted in an after-tax gain of $128.8 million, recorded during the third quarter of 2022, for an aggregate after-tax gain of $226.6 million.

Transformation Initiative:

Leveraging the completion of the Evertec Transactions, the Corporation embarked on a broad-based multi-year, technological and business process transformation during the second half of 2022. The needs and expectations of our clients, as well as the competitive landscape, have evolved, requiring us to make important investments in our technological infrastructure and adopt more agile practices. Our technology and business transformation will be a significant priority for the company over the next three years and beyond.

Through December 31, 2022, excluding compensation costs of our employees involved in the initiative, we expensed $24 million toward this effort, primarily in professional fees and technology related expenses. As part of this transformation, we aim to expand our digital capabilities, modernize our technology platform, and implement agile and efficient business processes across the entire company. In 2023, we plan an expense of approximately $50 million toward this effort, excluding employee compensation and capitalized costs. We expect the expenses tied to this transformation initiative, which will continue through 2025 to result in an enhanced digital experience for our clients, as well as better technology and more efficient processes for our employees. We expect this effort to contribute to better efficiency and higher earnings, resulting in a targeted sustainable return on tangible common equity of 14% by the end of 2025.

To facilitate the transparency of the progress with these efforts, effective in the fourth quarter of 2022, the Corporation has separated technology, professional fees and transactional activities as standalone expense categories in the accompanying Consolidated Statement of Operations. Refer to additional information in the Operating expenses section of this MD&A.

Capital Actions

On July 12, 2022, the Corporation completed an accelerated share repurchase ("ASR") program for the repurchase of $400 million of Popular's common stock for which an initial delivery of 3,483,942 shares were delivered in March 2022 (the "March ASR Agreement"). Upon the final settlement of the March ASR Agreement, the Corporation received an additional 1,582,922 shares of common stock. The Corporation repurchased a total of 5,066,864 shares at an average purchase price of $78.9443, which were recorded as treasury stock by $440 million under the March ASR Agreement.

On December 7, 2022, the Corporation completed the settlement of another ASR agreement (the "August ASR Agreement") for the repurchase of $231 million of Popular's common stock, for which an initial 2,339,241 shares were delivered on August 26, 2022. Upon the final settlement of the August ASR Agreement, the Corporation received an additional 840,024 shares of common stock. The Corporation repurchased a total of 3,179,265 shares at an average purchase price of $72.66, which were recorded as treasury stock by $245 million under the August ASR Agreement.

Hurricanes Fiona and Ian

On September 18, 2022, Hurricane Fiona made landfall in the southwest area of Puerto Rico as a Category 1 hurricane, bringing record rainfall and flooding throughout the island and affecting communities where BPPR does business. Hurricane Fiona's rain and winds caused a complete blackout on the island and caused considerable damage to certain sectors in the southwest region. President Biden issued a disaster declaration for the island. While the impact to BPPR's operation was not material, certain customers, highly concentrated in certain municipalities, were impacted by the disaster.

As part of hurricane relief efforts on the island, the Corporation waived late-payment fees on individual lending products from September 16 through October 31, 2022. Popular also waived, through September 30, withdrawal fees payable by our customers at ATMs outside of the Popular network and fees payable by customers of other banking institutions at Popular's ATMs. In addition, the Corporation offered to clients impacted by the hurricane a moratorium of up to three monthly payments, up to December 31, 2022, on personal and commercial credit cards, auto loans, leases and personal loans, subject to certain eligibility requirements. Mortgage clients may also benefit from different payment relief alternatives available, depending on their type of loan. Loan relief options for commercial clients are reviewed on a case-by-case basis.

Separately, on September 28, 2022, Hurricane Ian made a landfall on the west coast of central Florida as a Category 4 hurricane, causing extensive floods and destruction in the impacted areas in Florida. President Biden made a major disaster declaration for certain counties in central Florida. PB and BPPR do not have significant operations in the area but have some limited retail and commercial clients who reside or have business activities in the impacted areas.

For clients impacted by the hurricane that reside in counties in Florida declared as disaster zones by President Biden, Popular offered a moratorium for up to three payments, up to January 31, 2023, subject to certain eligibility requirements. As in the case of Puerto Rico, relief options for commercial clients are reviewed on a case-by-case basis.

Refer to the Credit Risk section of this MD&A for additional information of the loan moratorium offered to clients.

Transfer of Securities from Available-for-Sale to Held-To-Maturity

In October 2022, the Corporation transferred U.S. Treasury securities with a fair value of $6.5 billion (par value of $7.4 billion) from its available-for-sale portfolio to its held-to-maturity portfolio. Management changed its intent, given its ability to hold these securities to maturity due to the Corporation's liquidity position and its intention to reduce the impact on accumulated other comprehensive income (loss) ("AOCI") and tangible capital of further increases in interest rates.

The securities were reclassified at fair value at the time of the transfer. At the date of the transfer, these securities had pre-tax unrealized losses of $873.0 million recorded in AOCI. This fair value discount is being accreted to interest income and the unrealized loss remaining in AOCI is being amortized, offsetting each other through the remaining life of the securities. There were no realized gains or losses recorded as a result of this transfer.

While changes in the amount of unrealized gains and losses in AOCI have an impact on the Corporation's and its wholly-owned banking subsidiaries' tangible capital ratios, they do not impact regulatory capital ratios, in accordance with the regulatory framework. Refer to Note 7 to the Consolidated Financial Statements which presents information about the Corporation's Debt Securities Held-to-Maturity for additional details

Partial Release of the Deferred Tax Asset Valuation Allowance

During the fourth quarter of 2022, the Corporation recorded a partial reversal of the deferred tax asset valuation allowance of the U.S. operations of $68.2 million. As of December 31, 2022, the deferred tax asset ("DTA") for the U.S. operations, mainly related to net operating losses ("NOLs"), was valued at $278 million, net of the corresponding valuation allowance of $402 million. The reversal during the fourth quarter was determined based on management's expectation of the realization of additional amounts of federal and state NOLs over their remaining carryover period. The determination was based on the U.S. operations' sustained profitability during the years ended December 31, 2021 and 2022, together with evidence of stable credit metrics and the length of the expiration of the net operating losses. As of December 31, 2022, the Corporation had approximately $525 million in DTA related to federal NOLs with expiration dates between 2028 and 2033 and approximately $135 million in DTA related to state NOLs with expiration dates between 2030 and 2036.

Table 1 - Selected Financial Data

(Dollars in thousands, except per common share data)	Years ended December 31, 2022	2021	2020
CONDENSED STATEMENTS OF OPERATIONS			
Interest income	$ 2,465,911	$ 2,122,637	$ 2,091,551
Interest expense	298,552	165,047	234,938
Net interest income	2,167,359	1,957,590	1,856,613
Provision for credit losses (benefit)	83,030	(193,464)	292,536
Non-interest income	897,062	642,128	512,312
Operating expenses	1,746,420	1,549,275	1,457,829
Income tax expense	132,330	309,018	111,938
Net income	$ 1,102,641	$ 934,889	$ 506,622
Net income applicable to common stock	$ 1,101,229	$ 933,477	$ 504,864
PER COMMON SHARE DATA			
Net income per common share - basic	$ 14.65	$ 11.49	$ 5.88
Net income per common share - diluted	14.63	11.46	5.87
Dividends declared	2.20	1.75	1.60
Common equity per share	56.66	74.48	71.30
Market value per common share	66.32	82.04	56.32
Outstanding shares:			
Average - basic	75,147,263	81,263,027	85,882,371
Average - assuming dilution	75,274,003	81,420,154	85,975,259
End of period	71,853,720	79,851,169	84,244,235
AVERAGE BALANCES			
Net loans [1]	$30,405,281	$29,074,036	$28,384,981
Earning assets	69,729,933	68,088,675	56,404,607
Total assets	72,808,604	71,168,650	59,583,455
Deposits	64,716,404	63,102,916	51,585,779
Borrowings	1,119,878	1,255,495	1,321,772
Total stockholders' equity	6,009,225	5,777,652	5,419,938
PERIOD END BALANCE			
Net loans [1]	$32,083,150	$29,299,725	$29,484,651
Allowance for credit losses - loans portfolio	720,302	695,366	896,250
Earning assets	64,251,062	72,103,862	62,989,715
Total assets	67,637,917	75,097,899	65,926,000
Deposits	61,227,227	67,005,088	56,866,340
Borrowings	1,400,319	1,155,166	1,346,284
Total stockholders' equity	4,093,425	5,969,397	6,028,687
SELECTED RATIOS			
Net interest margin (non-taxable equivalent basis)	3.11%	2.88%	3.29%
Net interest margin (taxable equivalent basis) -Non-GAAP	3.46	3.19	3.62
Return on assets	1.51	1.31	0.85
Return on common equity	18.39	16.22	9.36
Tier I capital	16.45	17.49	16.33
Total capital	18.26	19.35	18.81

[1] Includes loans held-for-sale.

Non-GAAP financial measures

Net interest income on a taxable equivalent basis

Net interest income, on a taxable equivalent basis, is presented with its different components in Table 3 for the year ended December 31, 2022 as compared with the same period in 2021, segregated by major categories of interest earning assets and interest-bearing liabilities.

The interest earning assets include investment securities and loans that are exempt from income tax, principally in Puerto Rico. The main sources of tax-exempt interest income are certain investments in obligations of the U.S. Government, its agencies and sponsored entities, and certain obligations of the Commonwealth of Puerto Rico and its agencies and assets held by the Corporation's international banking entities. To facilitate the comparison of all interest related to these assets, the interest income has been converted to a taxable equivalent basis, using the applicable statutory income tax rates for each period. The taxable equivalent computation considers the interest expense and other related expense disallowances required by the Puerto Rico tax law. Under Puerto Rico tax law, the exempt interest can be deducted up to the amount of taxable income. Net interest income, on a taxable equivalent basis, is a non-GAAP financial measure. Management believes that this presentation provides meaningful information since it facilitates the comparison of revenues arising from taxable and exempt sources.

Net interest income, on a taxable equivalent basis, as used by the Corporation may not be comparable to similarly named non-GAAP financial measures used by other companies.

Financial highlights for the year ended December 31, 2022

The Corporation's net income for the year ended December 31, 2022 amounted to $1.1 billion, compared to a net income of $934.9 million for 2021.

The discussion that follows provides highlights of the Corporation's results of operations for the year ended December 31, 2022 compared to the results of operations of 2021. It also provides some highlights with respect to the Corporation's financial condition, credit quality, capital and liquidity. Table 2 presents a three-year summary of the components of net income as a percentage of average total assets. For a discussion of our 2021 results of operations compared with 2020, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2021.

Table 2 - Components of Net Income as a Percentage of Average Total Assets

	2022	2021	2020
Net interest income	2.98%	2.75%	3.12%
Provision for credit (losses) benefit	(0.11)	0.27	(0.49)
Mortgage banking activities	0.06	0.07	0.02
Net (loss) gain and valuation adjustments on investment securities	(0.01)	–	0.01
Other non-interest income	1.18	0.83	0.83
Total net interest income and non-interest income, net of provision for credit losses	4.10	3.92	3.49
Operating expenses	(2.40)	(2.18)	(2.45)
Income before income tax	1.70	1.74	1.04
Income tax expense	(0.19)	(0.43)	(0.19)
Net income	1.51%	1.31%	0.85%

Net interest income for the year ended December 31, 2022 was $2.2 billion, an increase of $209.8 million when compared to 2021. The increase in net interest income was mainly driven by higher interest income from money market investments due to higher interest rates, higher income from investment securities and higher interest income from commercial and consumer loans due to higher volumes and yields. The net interest margin for the year ended December 31, 2022 was 3.11% compared to 2.88% for the same period in 2021, driven by higher average volume of earning assets and higher interest rates as the Federal Reserve increased the Federal Funds Rate during 2022. On a taxable equivalent basis, net interest margin was 3.46% in 2022, compared to 3.19% in 2021. Refer to the Net Interest Income section of this MD&A for additional information.

The Corporation's total provision for credit losses reflected an expense of $83.0 million for the year ended December 31, 2022, compared to a reserve release of $193.5 million for 2021. The expense for the year 2022 was mostly driven by changes in the economic scenario, higher loan volumes and changes in credit quality. The Corporation continued to exhibit favorable credit quality trends with low levels of net charge-offs and decreasing non-performing loans. Non-performing assets totaled $528.6 million at December 31, 2022, reflecting a decrease of $104.4 million when compared to December 31, 2021. Refer to the Provision for Credit Losses and Credit Risk sections of this MD&A for information on the allowance for credit losses, non-performing assets, troubled debt restructurings, net charge-offs and credit quality metrics.

Non-interest income for the year ended December 31, 2022 amounted to $897.1 million, an increase of $254.9 million, when compared with 2021, mostly due to: the $257.7 million gain related to the Evertec Transactions and related accounting adjustments and higher service fees due to higher credit card fees and merchant network business fees as a result of the revenue sharing agreement entered into in connection with the Evertec Transactions. Refer to the Non-Interest Income section of this MD&A for additional information on the major variances of the different categories of non-interest income.

Total operating expenses amounted to $1.7 billion for the year 2022, reflecting an increase of $197.1 million, when compared to the same period in 2021, mainly due to higher personnel costs reflecting salary increases and a higher headcount, professional fees, technology and software expenses, reflecting the impact of the investment in the transformation initiative, higher business promotions expense driven by customer loyalty programs and a $17.3 million expense associated with the Evertec Transactions. Refer to the Operating Expenses section of this MD&A for additional information.

Income tax expense amounted to $132.3 million for the year ended December 31, 2022, compared with an income tax expense of $309.0 million for the previous year. The decrease in income tax expense for the year is mainly due to the impact of the partial reversal of the deferred tax asset valuation allowance of the U.S. Operations and, higher taxable income that was exempt or subject to preferential tax rates. Refer to the Income Taxes section in this MD&A and Note 35 to the Consolidated Financial Statements for additional information on income taxes.

At December 31, 2022, the Corporation's total assets were $67.6 billion, compared with $75.1 billion at December 31, 2021. The decrease of $7.5 billion is mainly driven by lower money market investments due to a decrease in deposits mainly in the Puerto Rico public sector, partially offset by an increase in loans held-in-portfolio mainly in the commercial and consumer portfolios. Refer to the Statement of Financial Condition Analysis section of this MD&A for additional information.

Deposits amounted to $61.2 billion at December 31, 2022, compared with $67.0 billion at December 31, 2021. Table 8 presents a breakdown of deposits by major categories. The decrease in deposits was mainly due to lower Puerto Rico public sector deposits. The Corporation's borrowings amounted to $1.4 billion at December 31, 2022, compared to $1.2 billion at December 31, 2021. Refer to Note 17 to the Consolidated Financial Statements for detailed information on the Corporation's borrowings.

Refer to Table 7 in the Statement of Financial Condition Analysis section of this MD&A for the percentage allocation of the composition of the Corporation's financing to total assets.

Stockholders' equity amounted to $4.1 billion at December 31, 2022, compared to $6.0 billion at December 31, 2021. The decrease was principally due to higher accumulated unrealized losses on debt securities available-for-sale and the impact of two accelerated share repurchase transactions completed during 2022, declared dividends, partially offset by net income for the year. The Corporation and its banking subsidiaries continue to be well-capitalized at December 31, 2022. The Common Equity Tier 1 Capital ratio at December 31, 2022 was 16.39%, compared to 17.42% at December 31, 2021.

For further discussion of operating results, financial condition and business risks refer to the narrative and tables included herein.

The shares of the Corporation's common stock are traded on the Nasdaq Global Select Market under the symbol BPOP.

CRITICAL ACCOUNTING POLICIES / ESTIMATES

The accounting and reporting policies followed by the Corporation and its subsidiaries conform with generally accepted accounting principles in the United States of America ("GAAP") and general practices within the financial services industry. The Corporation's significant accounting policies are described in detail in Note 2 to the Consolidated Financial Statements and should be read in conjunction with this section.

Critical accounting policies require management to make estimates and assumptions, which involve significant judgment about the effect of matters that are inherently uncertain and that involve a high degree of subjectivity. These estimates are made under facts and circumstances at a point in time and changes in those facts and circumstances could produce actual results that differ from those estimates. The following MD&A section is a summary of what management considers the Corporation's critical accounting policies and estimates.

Fair Value Measurement of Financial Instruments

The Corporation currently measures at fair value on a recurring basis its trading debt securities, debt securities available-for-sale, certain equity securities, derivatives and mortgage servicing rights. Occasionally, the Corporation is required to record at fair value other assets on a nonrecurring basis, such as loans held-for-sale, loans held-in-portfolio that are collateral dependent and certain other assets. These nonrecurring fair value adjustments typically result from the application of lower of cost or fair value accounting or write-downs of individual assets.

The Corporation categorizes its assets and liabilities measured at fair value under the three-level hierarchy. The level within the hierarchy is based on whether the inputs to the valuation methodology used for fair value measurement are observable.

The Corporation requires the use of observable inputs when available, in order to minimize the use of unobservable inputs to determine fair value. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The amount of judgment involved in estimating the fair value of a financial instrument depends upon the availability of quoted market prices or observable market parameters. In addition, it may be affected by other factors such as the type of instrument, the liquidity of the market for the instrument, transparency around the inputs to the valuation, as well as the contractual characteristics of the instrument. Broker quotes used for fair value measurements inherently reflect any lack of liquidity in the market since they represent an exit price from the perspective of the market participants.

Trading Debt Securities and Debt Securities
Available-for-Sale

The majority of the values for trading debt securities and debt securities available-for-sale are obtained from third-party pricing services and are validated with alternate pricing sources when available. Securities not priced by a secondary pricing source are documented and validated internally according to their significance to the Corporation's financial statements. Management has established materiality thresholds according to the investment class to monitor and investigate material deviations in prices obtained from the primary pricing service provider and the secondary pricing source used as support for the valuation results.

Inputs are evaluated to ascertain that they consider current market conditions, including the relative liquidity of the market. When a market quote for a specific security is not available, the pricing service provider generally uses observable data to derive an exit price for the instrument, such as benchmark yield curves and trade data for similar products. To the extent trading data is not available, the pricing service provider relies on specific information including dialogue with brokers, buy side clients, credit ratings, spreads to established benchmarks and transactions on similar securities, to draw correlations based on the characteristics of the evaluated instrument. If for any reason the pricing service provider cannot observe data required to feed its model, it discontinues pricing the instrument.

Furthermore, management assesses the fair value of its portfolio of investment securities at least on a quarterly basis. Securities are classified in the fair value hierarchy according to product type, characteristics and market liquidity. At the end of each period, management assesses the valuation hierarchy for each asset or liability measured. The fair value measurement analysis performed by the Corporation includes validation procedures and review of market changes, pricing methodology, assumption and level hierarchy changes, and evaluation of distressed transactions.

Refer to Note 28 to the Consolidated Financial Statements for a description of the Corporation's valuation methodologies used for the assets and liabilities measured at fair value.

Loans and Allowance for Credit Losses

Interest on loans is accrued and recorded as interest income based upon the principal amount outstanding.

Non-accrual loans are those loans on which the accrual of interest is discontinued. When a loan is placed on non-accrual status, all previously accrued and unpaid interest is charged against interest income and the loan is accounted for either on a cash-basis method or on the cost-recovery method. Loans designated as non-accruing are returned to accrual status when the Corporation expects repayment of the remaining contractual principal and interest. The determination as to the ultimate collectability of the loan's balance may involve management's judgment in the evaluation of the borrower's financial condition and prospects for repayment.

Refer to the MD&A section titled Credit Risk, particularly the Non-performing assets sub-section, for a detailed description of the Corporation's non-accruing and charge-off policies by major loan categories.

One of the most critical and complex accounting estimates is associated with the determination of the allowance for credit losses ("ACL"). The Corporation establishes an ACL for its loan portfolio based on its estimate of credit losses over the remaining contractual term of the loans, adjusted for expected prepayments, in accordance with Accounting Standards Codification ("ASC") Topic 326. An ACL is recognized for all loans including originated and purchased loans, since inception, with a corresponding charge to the provision for credit losses, except for purchased credit deteriorated ("PCD") loans as explained below. The Corporation follows a methodology to establish the ACL which includes a reasonable and supportable forecast period for estimating credit losses, considering quantitative and qualitative factors as well as the economic outlook. As part of this methodology, management evaluates various macroeconomic scenarios provided by third parties. At December 31, 2022, management applied probability weights to the outcome of the selected scenarios.

The Corporation has designated as collateral dependent loans secured by collateral when foreclosure is probable or when foreclosure is not probable but the practical expedient is used. The practical expedient is used when repayment is expected to be provided substantially by the sale or operation of the collateral and the borrower is experiencing financial difficulty. The ACL of collateral dependent loans is measured based on the fair value of the collateral less costs to sell. The fair value of the collateral is based on appraisals, which may be adjusted due to their age, and the type, location, and condition of the property or area or general market conditions to reflect the expected change in value between the effective date of the appraisal and the measurement date. In addition, refer to the Credit Risk section of this MD&A for detailed information on the Corporation's collateral value estimation for other real estate.

A restructuring constitutes a TDR when the Corporation separately concludes that the restructuring constitutes a concession and the debtor is experiencing financial difficulties. For information on the Corporation's TDR policy, refer to Note 2 to the Consolidated Financial Statements. The established framework captures the impact of concessions through discounting modified contractual cash flows, both principal and interest, at the loan's original effective rate. The impact of these concessions is combined with the expected credit losses generated by the quantitative loss models in order to arrive at the ACL.

Loans Acquired with Deteriorated Credit Quality

PCD loans are defined as those with evidence of a more-than-insignificant deterioration in credit quality since origination. PCD loans are initially recorded at its purchase price plus an estimated ACL. Upon the acquisition of a PCD loan, the Corporation recognizes the estimate of the expected credit losses over the remaining contractual term of each individual loan as an ACL with a corresponding addition to the loan purchase price. The amount of the purchased premium or discount which is not related to credit risk is amortized over the life of the loan through net interest income using the effective interest method or a method that approximates the effective interest method. Changes in expected credit losses are recorded as an increase or decrease to the ACL with a corresponding charge (reverse) to the provision for credit losses in the Consolidated Statements of Operations. These loans follow the same nonaccrual policies as non-PCD loans. Modifications of PCD loans that meet the definition of a TDR are accounted and reported as such following the same processes as non-PCD loans.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and attributable to operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which the temporary differences are expected to be recovered or paid. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the changes are enacted.

The calculation of periodic income taxes is complex and requires the use of estimates and judgments. The Corporation has recorded two accruals for income taxes: (i) the net estimated amount currently due or to be received from taxing jurisdictions, including any reserve for potential examination issues, and (ii) a deferred income tax that represents the estimated impact of temporary differences between how the Corporation recognizes assets and liabilities under accounting principles generally accepted in the United States (GAAP), and how such assets and liabilities are recognized under the tax code. Differences in the actual outcome of these future tax consequences could impact the Corporation's financial position or its results of operations. In estimating taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions taking into consideration statutory, judicial and regulatory guidance.

A deferred tax asset should be reduced by a valuation allowance if based on the weight of all available evidence, it is more likely than not (a likelihood of more than 50%) that some portion or the entire deferred tax asset will not be realized. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized. The determination of whether a deferred tax asset is realizable is based on weighting all available evidence, including both positive and negative evidence. The realization of deferred tax assets, including carryforwards and deductible temporary differences, depends upon the existence of sufficient taxable income of the same character during the carryback or carryforward period. The realization of deferred tax assets requires the consideration of all sources of taxable income available to realize the deferred tax asset, including the future reversal of existing temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in carryback years and tax-planning strategies.

Management evaluates the realization of the deferred tax asset by taxing jurisdiction. The U.S. mainland operations are evaluated as a whole since a consolidated income tax return is filed; on the other hand, the deferred tax asset related to the Puerto Rico operations is evaluated on an entity by entity basis, since no consolidation is allowed in the income tax filing. Accordingly, this evaluation is composed of three major components: U.S. mainland operations, Puerto Rico banking operations and Holding Company.

For the evaluation of the realization of the deferred tax asset by taxing jurisdiction, refer to Note 35 to the Consolidated Financial Statements.

Under the Puerto Rico Internal Revenue Code, the Corporation and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns. The Code provides a dividends-received deduction of 100% on dividends received from "controlled" subsidiaries subject to taxation in Puerto Rico and 85% on dividends received from other taxable domestic corporations.

Changes in the Corporation's estimates can occur due to changes in tax rates, new business strategies, newly enacted guidance, and resolution of issues with taxing authorities regarding previously taken tax positions. Such changes could affect the amount of accrued taxes. The Corporation has made tax payments in accordance with estimated tax payments rules. Any remaining payment will not have any significant impact on liquidity and capital resources.

The valuation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in the financial statements or tax returns and future profitability. The accounting for deferred tax consequences represents management's best estimate of those future events. Changes in management's current estimates, due to unanticipated events, could have a material impact on the Corporation's financial condition and results of operations.

The Corporation establishes tax liabilities or reduces tax assets for uncertain tax positions when, despite its assessment that the tax return positions are appropriate and supportable under local tax law, the Corporation believes it may not succeed in realizing the tax benefit of certain positions if challenged. In evaluating a tax position, the Corporation determines whether it is more likely than not that the position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Corporation's estimate of the ultimate tax liability contains assumptions based on past experiences, and judgments about potential actions by taxing jurisdictions as well as judgments about the likely outcome of issues that have been raised by taxing jurisdictions. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Corporation evaluates these uncertain tax positions each quarter and adjusts the related tax liabilities or assets in light of changing facts and circumstances, such as the progress of a tax audit or the expiration of a statute of limitations. The Corporation believes the estimates and assumptions used to support its evaluation of uncertain tax positions are reasonable.

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons including adding amounts for current tax year positions, expiration of open income tax returns due to the statutes of limitation, changes in management's judgment about the level of uncertainty, status of examinations, litigation and legislative activity and the addition or elimination of uncertain tax positions. Although the outcome of tax audits is uncertain, the Corporation believes that adequate amounts of tax, interest and penalties have been provided for any adjustments that are expected to result from open years. From time to time, the Corporation is audited by various federal, state and local authorities regarding income tax matters. Although management believes its approach in determining the appropriate tax treatment is supportable and in accordance with the accounting standards, it is possible that the final tax authority will take a tax position that is different than the tax position reflected in the Corporation's income tax provision and other tax reserves. As each audit is conducted, adjustments, if any, are appropriately recorded in the consolidated financial statement in the period determined. Such differences could have an adverse effect on the Corporation's income tax provision or benefit, or other tax reserves, in the reporting period in which such determination is made and, consequently, on the Corporation's results of operations, financial position and / or cash flows for such period.

Goodwill and Other Intangible Assets

The Corporation's goodwill and other identifiable intangible assets having an indefinite useful life are tested for impairment. Intangibles with indefinite lives are evaluated for impairment at least annually, and on a more frequent basis, if events or circumstances indicate impairment could have taken place.

Such events could include, among others, a significant adverse change in the business climate, an adverse action by a regulator, an unanticipated change in the competitive environment and a decision to change the operations or dispose of a reporting unit. Other identifiable intangible assets with a finite useful life are evaluated periodically for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable.

Goodwill impairment is recognized when the carrying amount of any of the reporting units exceeds its fair value up to the amount of the goodwill. The Corporation estimates the fair value of each reporting unit, consistent with the requirements of the fair value measurements accounting standard, generally using a combination of methods, including market price multiples of comparable companies and transactions, as well as discounted cash flow analyses. Subsequent reversal of goodwill impairment losses is not permitted under applicable accounting standards. For a detailed description of the annual goodwill impairment evaluation performed by the Corporation during the third quarter of 2022, refer to Note 15 to the Consolidated Financial Statements.

Pension and Postretirement Benefit Obligations

The Corporation provides pension and restoration benefit plans for certain employees of various subsidiaries. The Corporation also provides certain health care benefits for retired employees of BPPR. The non-contributory defined pension and benefit restoration plans ("the Pension Plans") are frozen with regards to all future benefit accruals.

The estimated benefit costs and obligations of the Pension Plans and Postretirement Health Care Benefit Plan ("OPEB Plan") are impacted by the use of subjective assumptions, which can materially affect recorded amounts, including expected returns on plan assets, discount rates, termination rates, retirement rates and health care trend rates. Management applies judgment in the determination of these factors, which normally undergo evaluation against current industry practice and the actual experience of the Corporation. The Corporation uses an independent actuarial firm for assistance in the determination of the Pension Plans and OPEB Plan costs and obligations. Detailed information on the Plans and related valuation assumptions are included in Note 30 to the Consolidated Financial Statements.

The Corporation periodically reviews its assumption for the long-term expected return on Pension Plans assets. The Pension Plans' assets fair value at December 31, 2022 was $619.9 million. The expected return on plan assets is determined by considering various factors, including a total fund return estimate based on a weighted-average of estimated returns for each asset class in each plan. Asset class returns are estimated using current and projected economic and market factors such as real rates of return, inflation, credit spreads, equity risk premiums and excess return expectations.

As part of the review, the Corporation's independent consulting actuaries performed an analysis of expected returns based on each plan's expected asset allocation for the year 2023 using the Willis Towers Watson US Expected Return Estimator. This analysis is reviewed by the Corporation and used as a tool to develop expected rates of return, together with other data. This forecast reflects the actuarial firm's view of expected long-term rates of return for each significant asset class or economic indicator as of January 1, 2023; for example, 8.5% for large cap stocks, 8.8% for small cap stocks, 9.0% for international stocks, 6.1% for long corporate bonds and 4.9% for long Treasury bonds. A range of expected investment returns is developed, and this range relies both on forecasts and on broad-market historical benchmarks for expected returns, correlations, and volatilities for each asset class.

As a consequence of recent reviews, the Corporation increased its expected return on plan assets for year 2023 to 5.9% and 6.5% for the Pension Plans. Expected rates of return of 4.3% and 5.4% had been used for 2022 and 4.6% and 5.5% had been used for 2021 for the Pension Plans. Since the expected return assumption is on a long-term basis, it is not materially impacted by the yearly fluctuations (either positive or negative) in the actual return on assets. The expected return can be materially impacted by a change in the plan's asset allocation.

Net Periodic Benefit Cost ("pension expense") for the Pension Plans amounted to a net benefit of $0.5 million in 2022. The total pension expense included a benefit of $35.4 million for the expected return on assets.

Pension expense is sensitive to changes in the expected return on assets. For example, decreasing the expected rate of return for 2022 from 5.9% to 5.65% would increase the projected 2023 pension expense for the Banco Popular de Puerto Rico Retirement Plan, the Corporation's largest plan, by approximately $1.4 million.

If the projected benefit obligation exceeds the fair value of plan assets, the Corporation shall recognize a liability equal to the unfunded projected benefit obligation and vice versa, if the fair value of plan assets exceeds the projected benefit obligation, the Corporation recognizes an asset equal to the overfunded projected benefit obligation. This asset or liability may result in a taxable or deductible temporary difference and its tax effect shall be recognized as an income tax expense or benefit which shall be allocated to various components of the financial statements, including other comprehensive income. The determination of the fair value of pension plan obligations involves judgment, and any changes in those estimates could impact the Corporation's Consolidated Statements of Financial Condition. Management believes that the fair value estimates of the Pension Plans assets are reasonable given the valuation methodologies used to measure the investments at fair value as described in Note 28 to the Consolidated Financial Statements. Also, the compositions of the plan assets are primarily in equity and debt securities, which have readily determinable quoted market prices. The Corporation had recorded a pension liability of $8.3 million at December 31, 2022.

The Corporation uses the spot rate yield curve from the Willis Towers Watson RATE: Link (10/90) Model to discount the expected projected cash flows of the plans. The equivalent single weighted average discount rate ranged from 5.34% to 5.37% for the Pension Plans and 5.42% for the OPEB Plan to determine the benefit obligations at December 31, 2022.

A 50 basis point decrease to each of the rates in the December 31, 2022 Willis Towers Watson RATE: Link (10/90) Model would increase the projected 2023 expense for the Banco Popular de Puerto Rico Retirement Plan by approximately $1.8 million. The change would not affect the minimum required contribution to the Pension Plans.

The OPEB Plan was unfunded (no assets were held by the plan) at December 31, 2022. The Corporation had recorded a liability for the underfunded postretirement benefit obligation of $118.3 million at December 31, 2022.

STATEMENT OF OPERATIONS ANALYSIS
Net Interest Income

Net interest income is the interest earned from loans, debt securities and money market investments, including loan fees, minus the interest cost of deposits and borrowed money. Various risk factors affect net interest income including the economic environment in which we operate, market related events, the mix and size of the earning assets and related funding, changes in volumes, repricing characteristics, loan fees collected, moratoriums granted on loan payments and delay charges, interest collected on nonaccrual loans, as well as strategic decisions made by the Corporation's management.

Net interest income for the year ended December 31, 2022 was $2.2 billion or $209.8 million higher than in 2021. Net interest income, on a taxable equivalent basis, for the year ended December 31, 2022 was $2.4 billion compared to $2.2 billion in 2021.

The average key index rates for the years 2022 and 2021 were as follows:

	2022	2021
Prime rate	4.86%	3.25%
Fed funds rate	1.86	0.25
3-month Treasury Bill	2.01	0.03
10-year Treasury	2.95	1.44
FNMA 30-year	4.26	1.84

Average outstanding securities balances are based upon amortized cost excluding any unrealized gains or losses on securities. Non-accrual loans have been included in the respective average loans and leases categories. Loan fees collected, and costs incurred in the origination of loans are deferred and amortized over the term of the loan as an adjustment to interest yield. Prepayment penalties, late fees collected and the amortization of premiums / discounts on purchased loans, including the discount accretion on purchased credit deteriorated loans ("PCD"), are also included as part of the loan yield. Interest income for the period ended December 31, 2022, included $44.6 million related to those items, compared to $131.5 million for the same period in 2021. The year over year decrease is related to lower amortized fees resulting from the forgiveness of PPP loans by $55.7 million, lower discount amortization on commercial loans by $16.3 million mainly driven by lower interest from cancellation of PCD loans and $6.6 million lower amortization of the fair value discount of the auto portfolios acquired in previous years.

Table 3 presents the different components of the Corporation's net interest income, on a taxable equivalent basis, for the year ended December 31, 2022, as compared with the same period in 2021, segregated by major categories of interest earning assets and interest-bearing liabilities. Net interest margin was 3.11% in 2022 or 23 basis points higher than the 2.88% reported in 2021. The higher net interest margin for the year is driven by $1.6 billion higher average volume of earning assets and higher interest rates as the Federal Reserve increased the Federal Funds Rate by 425 basis points during 2022. On a taxable equivalent basis, net interest margin was 3.46% in 2022, compared to 3.19% in 2021, an increase of 27 basis points. The main drivers for the increase in net interest income on a taxable equivalent basis were:

Positive variances:

- Higher interest income from money market investments by $96.9 million due to higher interest rates by 111 basis points, partially offset by lower volume by $6.5 billion, as part of the liquidity was deployed to purchase investment securities and fund loan growth;

- Higher interest income from investment securities by $156.1 million due to a higher volume by $6.8 million;

- Higher interest income from loans by $130.1 million due to:

  - Increase in commercial loan Interest income by $71.4 million driven by a higher average volume of loans by $1.1 billion and higher yield by 7 basis points as the origination of loans occurs in a higher interest rate scenario and the positive impact on the repricing of adjustable-rate loans, partially offset by lower amortized fees resulting from the forgiveness of PPP loans by $55.7 million and lower discount amortization on commercial loans by $16.3 million mainly from cancellation of PCD loans;

  - Higher interest income from consumer loans by $44.8 million resulting from a higher volume by $280 million and higher yield by 49 basis points, driven by the increase in personal loans year over year and increase in credit cards volume.

Partially offset by:

- Higher interest expense on deposits by $141.2 million due to the increase in interest cost by 29 basis points resulting mainly from a higher cost of the fully indexed Puerto Rico government deposits and the increase in cost of Popular U.S. deposits. Under the terms of BPPR's deposit pricing agreement with Puerto Rico public sector, public funds rates are market linked with a lag minus a specified spread. As such, if short-term interest rates continue to increase, we would expect the costs of public funds to continue to increase. This source of funding still results in an attractive spread under market rates.

Table 3 - Analysis of Levels & Yields on a Taxable Equivalent Basis from Continuing Operations (Non-GAAP)

Year ended December 31,

Average Volume			Average Yields / Costs				Interest			Variance Attributable to	
2022	2021	Variance	2022	2021	Variance		2022	2021	Variance	Rate	Volume
(In millions)							(In thousands)				
$ 9,531	$16,000	$(6,469)	1.24%	0.13%	1.11%	Money market investments	$ 118,079	$ 21,147	$ 96,932	$108,780	$ (11,848)
29,743	22,931	6,812	2.23	2.22	0.01	Investment securities [1]	664,278	508,131	156,147	16,116	140,031
51	84	(33)	5.94	5.16	0.78	Trading securities	3,049	4,339	(1,290)	600	(1,890)
						Total money market, investment and					
39,325	39,015	310	2.00	1.37	0.63	trading securities	785,406	533,617	251,789	125,496	126,293
						Loans:					
14,562	13,455	1,107	5.46	5.39	0.07	Commercial	795,115	723,765	71,350	10,997	60,353
778	849	(71)	6.29	5.41	0.88	Construction	48,920	45,821	3,099	7,172	(4,073)
1,475	1,289	186	5.92	6.00	(0.08)	Leasing	87,274	77,356	9,918	(1,093)	11,011
7,322	7,696	(374)	5.34	5.09	0.25	Mortgage	391,133	392,047	(914)	18,584	(19,498)
2,743	2,463	280	11.66	11.17	0.49	Consumer	319,920	275,078	44,842	11,546	33,296
3,525	3,322	203	8.02	8.47	(0.45)	Auto	282,533	280,722	1,811	(14,833)	16,644
30,405	29,074	1,331	6.33	6.19	0.14	Total loans	1,924,895	1,794,789	130,106	32,373	97,733
$69,730	$68,089	$ 1,641	3.89%	3.43%	0.46%	Total earning assets	$2,710,301	$2,328,406	$381,895	$157,869	$224,026
						Interest bearing deposits:					
$25,884	$25,959	$ (75)	0.61%	0.12%	0.49%	NOW and money market [2]	$ 158,664	$ 31,911	$126,753	$127,953	$ (1,200)
15,886	15,429	457	0.20	0.18	0.02	Savings	32,400	27,123	5,277	4,983	294
6,853	7,028	(175)	0.90	0.75	0.15	Time deposits	61,781	52,587	9,194	10,241	(1,047)
48,623	48,416	207	0.52	0.23	0.29	Total interest bearing deposits	252,845	111,621	141,224	143,177	(1,953)
206	92	114	2.78	0.35	2.43	Short-term borrowings	5,737	318	5,419	2,030	3,389
939	1,185	(246)	4.26	4.49	(0.23)	Other medium and long-term debt	39,970	53,107	(13,137)	63	(13,200)
49,768	49,693	75	0.60	0.33	0.27	Total interest bearing liabilities	298,552	165,046	133,506	145,270	(11,764)
16,094	14,687	1,407				Demand deposits					
3,868	3,709	159				Other sources of funds					
$69,730	$68,089	$ 1,641	0.43%	0.24%	0.19%	Total source of funds	298,552	165,046	133,506	145,270	(11,764)
						Net interest margin/ income on a taxable equivalent basis					
			3.46%	3.19%	0.27%	(Non-GAAP)	2,411,749	2,163,360	248,389	$ 12,599	$235,790
			3.29%	3.10%	0.19%	Net interest spread					
						Taxable equivalent adjustment	244,390	205,770	38,620		
						Net interest margin/ income					
			3.11%	2.88%	0.23%	non-taxable equivalent basis (GAAP)	$2,167,359	$1,957,590	$209,769		

Note: The changes that are not due solely to volume or rate are allocated to volume and rate based on the proportion of the change in each category.

[1] Average balances exclude unrealized gains or losses on debt securities available-for-sale and the unrealized loss related to certain securities transferred from available-for-sale to held-to-maturity.

[2] Includes interest bearing demand deposits corresponding to certain government entities in Puerto Rico.

Provision for Credit Losses - Loans Held-in-Portfolio and Unfunded Commitments

For the year ended December 31, 2022, the Corporation recorded an expense of $84.2 million for its allowance for credit losses ("ACL") related to loans held-in-portfolio and unfunded commitments, compared with a reserve release of $191.3 million for the year ended December 31, 2021. The provision expense related to the loans-held-in-portfolio for the year 2022 was $83.3 million, compared to a reserve release of $183.3 million for the year 2021. The reserve increase is mostly driven by changes in the economic scenario, higher loan volumes and changes in credit quality. The updated economic scenarios used to estimate the ACL on December 31, 2022 considered an expected slowdown in the economy as a result of tight monetary policy, weaker job growth and persistent inflation. The reserve release recorded in 2021 was driven by the release of Covid-related reserves recorded in 2020. The provision for unfunded commitments for the year 2022 reflected an expense of $0.9 million, compared to a reserve release of $8.0 million for the same period of 2021.

The provision expense related to loans held-in-portfolio for the BPPR segment was $69.5 million for the year ended December 31, 2022, compared to a reserve release of $129.0 million for the year ended December 31, 2021, an unfavorable variance of $198.6 million. The provision expense related to loans held-in-portfolio for the Popular U.S. segment was $13.8 million for the year 2022, an unfavorable variance of $68.1 million, compared to a reserve release of $54.3 million for the year 2021.

At December 31, 2022, the total allowance for credit losses for loans held-in-portfolio amounted to $720.3 million, compared to $695.4 million as of December 31, 2021. The ratio of the allowance for credit losses to loans held-in-portfolio was 2.25% at December 31, 2022, compared to 2.38% at December 31, 2021. Refer to Note 9 to the Consolidated Financial Statements, for additional information on the Corporation's methodology to estimate its ACL. As discussed therein, within the process to estimate its ACL, the Corporation applies probability weights to the outcomes of simulations using Moody's Analytics' Baseline, S3 (pessimistic) and S1 (optimistic) scenarios. The baseline scenario is assigned the highest probability, followed by the pessimistic scenario. In addition, refer to the Credit Risk section of this MD&A for a detailed analysis of net charge-offs, non-performing assets, the allowance for credit losses and selected loan losses statistics.

Provision for Credit Losses - Investment Securities

The Corporation's provision for credit losses related to its investment securities held-to-maturity is related to the portfolio of obligations from the Government of Puerto Rico, states and political subdivisions. For the year ended December 31, 2022, the Corporation recorded a reserve release of $1.2 million, compared to a reserve release of $2.2 million for the year ended

December 31, 2021. At December 31, 2022, the total allowance for credit losses for this portfolio amounted to $6.9 million, compared to $8.1 million as of December 31, 2021. Refer to Note 7 to the Consolidated Financial Statements for additional information on the ACL for this portfolio.

Non-Interest Income

For the year ended December 31, 2022, non-interest income increased by $254.9 million, when compared with the previous year. The results for the year 2022 included a $257.7 million gain related to the Evertec Transactions and related accounting adjustments. Other factors that contributed to the variance in non-interest income were:

- higher other service fees by $22.8 million, principally at the BPPR segment, due to higher credit card fees by $18.9 million mainly in interchange income resulting from higher customer purchase activity and higher fees from the merchant network business by $6.7 million due to the revenue sharing agreement entered into in connection with the Evertec Transactions;

- a favorable adjustment of $9.2 million in the fair value of the contingent consideration related to purchase price adjustments for the acquisition of the K2 Capital Group LLC business in 2021 ("K2 Acquisition"), as the Corporation updated its estimates related to the ability to realize the earnings targets for the contingent payment; and

- a gain of $8.2 million from the sale of an investment which had been previously written off;

partially offset by:

- lower service charges on deposit accounts by $5.5 million, mainly at BPPR, due to lower overdraft related charges, in part due to the Corporation's determination of eliminating insufficient funds fees and modifying overdraft fees effective on the third quarter of 2022 and lower cash management service charges from commercial clients due to higher earnings credits on transactional accounts driven by the current interest rate environment;

- lower income from mortgage banking activities by 7.7 million mainly due to lower gains from loan securitization and valuation adjustments on loans held for sale by $21.9 million, impacted by the Corporation's determination in the third quarter of 2022 to retain certain guaranteed loans as held for investment; partially offset by a favorable variance of $10.4 million in the fair value adjustments for mortgage servicing rights driven by slower projected prepayments in the serviced portfolio and higher gains from closed derivative positions by $5.3 million;

- an unfavorable variance of $7.5 million on the fair value adjustments to the portfolio of equity securities related to deferred benefit plans, which have an offsetting effect recorded as lower personnel costs; and

- the gain of $7.0 million recognized in the third quarter of 2021 by BPPR as a result of the sale and partial leaseback of two corporate office buildings.

Operating Expenses

As discussed in the significant events section of this MD&A, to facilitate the transparency of the progress with the transformation initiative and to better portray the level of technology related expenses categorized by the nature of the expense, effective in the fourth quarter of 2022, the Corporation has separated technology, professional fees and transactional activities as standalone expense categories in the accompanying Consolidated Statements of Operations. There were no changes to the total operating expenses presented. Prior periods amount in the financial statements and related disclosures have been reclassified to conform to the current presentation.

Table 4 provides the detail of the reclassifications for each respective year.

Table 4 - Operating Expenses Reclassification

Financial statement line item	2021			2020		
	As reported	Adjustments	Adjusted	As reported	Adjustments	Adjusted
Equipment expenses	$ 92,097	$ (59,178)	$ 32,919	$ 88,932	$ (56,418)	$ 32,514
Professional services	410,865	(284,144)	126,721	394,122	(261,708)	132,414
Technology and software expenses	–	277,979	277,979	–	263,886	263,886
Processing and transactional services	–	121,367	121,367	–	112,039	112,039
Communications	25,234	(11,205)	14,029	23,496	(10,266)	13,230
Other expenses	136,988	(44,819)	92,169	128,882	(47,533)	81,349
Net effect on operating expenses	$665,184	$ –	$665,184	$635,432	$ –	$635,432

Table 5 provides a breakdown of operating expenses by major categories.

Table 5 - Operating Expenses

(In thousands)	Years ended December 31,		
	2022	2021	2020
Personnel costs:			
Salaries	$ 432,910	$ 371,644	$ 370,179
Commissions, incentives and other bonuses	155,889	142,212	78,582
Pension, postretirement and medical insurance	56,085	52,077	44,123
Other personnel costs, including payroll taxes	74,880	65,869	71,321
Total personnel costs	719,764	631,802	564,205
Net occupancy expenses	106,169	102,226	119,345
Equipment expenses	35,626	32,919	32,514
Other taxes	63,603	56,783	54,454
Professional fees	172,043	126,721	132,414
Technology and software expenses	291,902	277,979	263,886
Processing and transactional services:			
Credit and debit cards	45,455	40,383	40,903
Other processing and transactional services	81,690	80,984	71,136
Total processing and transactional services	127,145	121,367	112,039
Communications	14,885	14,029	13,230
Business promotion:			
Rewards and customer loyalty programs	51,832	38,919	30,380
Other business promotion	37,086	34,062	27,228
Total business promotion	88,918	72,981	57,608
FDIC deposit insurance	26,787	25,579	23,868
Other real estate owned (OREO) income	(22,143)	(14,414)	(3,480)
Other operating expenses:			
Operational losses	32,049	38,391	26,331
All other	77,397	53,778	55,018
Total other operating expenses	109,446	92,169	81,349
Amortization of intangibles	3,275	9,134	6,397
Goodwill impairment charge	9,000	–	–
Total operating expenses	$1,746,420	$1,549,275	$1,457,829
Personnel costs to average assets	0.99%	0.89%	0.95%
Operating expenses to average assets	2.40	2.18	2.45
Employees (full-time equivalent)	8,813	8,351	8,522
Average assets per employee (in millions)	$ 8.26	$ 8.52	$ 6.99

Operating expenses for the year ended December 31, 2022 increased by $197.1 million, when compared with the previous year. The increase in operating expenses was driven primarily by:

- Higher personnel costs by $88.0 million mainly due to higher salaries expense by $61.3 million as a result of market adjustments, annual salary revisions and an increase in headcount, higher commission and incentives by $13.7 million, due to higher headcount, salary revisions and, in part, profit-sharing expense and higher payroll taxes and fringe benefits, including health and retirement benefits, reflecting the overall increase in salary base;

- Higher net occupancy expense by $3.9 million mainly due to BPPR's lower rental income due to the sale of two corporate office buildings during the third quarter of 2021, coupled with higher rent expense related to the space remaining occupied by BPPR;

- Higher other taxes by $6.8 million mainly due to an increase in personal property tax expense and a higher base used to estimate an annual Puerto Rico regulatory license fee;

- Higher professional fees by $45.3 million primarily due to Corporate initiatives including $22 million related to a multi-year corporate transformation initiative to expand the Corporation's digital capabilities, modernize its technology platform and implement agile and efficient business processes;

- Higher technology and software expenses by $13.9 million mainly due to higher software amortization expense by $10.3 million, including $2.4 million related to the software intangible assets acquired as part of the Evertec Transactions, and higher IT professional fees and network management expense by $15.5 million due to various ongoing technology projects; partially offset by a decrease in charges related to internet banking of $9.6 million and lower application hosting expense reflecting savings as a result of the Evertec Transactions;

- Higher processing and transactional services by $5.8 million mainly due to higher credit and debit card processing expense as a result of higher transactional volumes, reflecting an increase in customer purchase activity; partially offset by lower merchant processing due to higher incentives received during the year related to the ATH Network Participation Agreement entered into in connection with the Evertec Transactions;

- Higher business promotion expense by $15.9 million mainly due to higher customer reward program expense in our credit card business by $12.9 million, reflecting an increase in customer purchase activity, higher sponsorship expense by $1.5 million and higher donations by $1.2 million, including hurricane related donations;

- Higher total other operating expenses, including operational losses, by $17.3 million mainly due to the $17.3 million expense related to the Evertec Transactions; net of $6.9 million in credits received in connection with this transaction and higher gain on sale of foreclosed auto units by $6.6 million; offset by $6.5 million of lower sundry losses; and

- a goodwill impairment charge of $9.0 million due to a decrease in Popular Equipment Finance's (PEF) projected earnings considered as part of the Corporation's annual goodwill impairment analysis.

These variances were partially offset by:

- Higher other real estate owned (OREO) income by $7.7 million mainly due to higher gain on sale of commercial properties; and

- Lower amortization of intangibles by $5.9 million due to an impairment write-down of $5.4 million of a trademark during 2021.

Income Taxes

For the year ended December 31, 2022, the Corporation recorded an income tax expense of $132.3 million, compared to $309.0 million for the same period of 2021. The income tax expense for the year ended December 31, 2022, reflects the impact of the reversal of a portion of the deferred tax asset valuation allowance of the U. S. Operations amounting to $68.2 million, higher taxable income subject to preferential tax rates, primarily attributed to the gain from the sale of Evertec shares, and higher tax exempt income recorded during this year.

At December 31, 2022, the Corporation had a net deferred tax asset amounting to $1 billion, net of a valuation allowance of $0.5 billion. The net deferred tax asset related to the U.S. operations was $0.3 billion, net of a valuation allowance of $0.4 billion.

The Inflation Reduction Act of 2022 imposes a new corporate alternative minimum tax ("AMT"), effective for taxable year 2023, to corporations that meet a dual three-year average adjusted financial statement income ("AFSI") threshold of $1 billion on a worldwide basis and $100 million for its U.S. operations. The AFSI is, in general, the GAAP net income per financial statements with certain adjustments, including foreign taxes and tax depreciation. The Corporation is still evaluating the application of these adjustments that could be decisive in whether Popular is subject to the corporate AMT. If it is determined that the Corporation is subject to the corporate AMT, it is not expected to have a material impact on the financial statements of the Corporation.

Refer to Note 35 to the Consolidated Financial Statements for a reconciliation of the statutory income tax rate to the effective tax rate and additional information on the income tax expense and deferred tax asset balances.

Fourth Quarter Results

The Corporation recognized net income of $257.1 million for the quarter ended December 31, 2022, compared with a net income of $206.1 million for the same quarter of 2021.

Net interest income for the fourth quarter of 2022 amounted to $559.6 million, compared with $501.3 million for the fourth quarter of 2021, an increase of $58.3 million. The increase in net interest income was mainly due higher interest rates as the Federal Reserve increased the Federal Funds Rate by 425 basis points during 2022 and higher average balance of loans resulting from the growth during 2022 at both BPPR and PB. The net interest margin increased by 50 basis points to 3.28% due to an increase in market rates and the earning assets mix, that had a higher concentration on loans which carry a higher yield than money market and investment securities. On a taxable equivalent basis, the net interest margin for the fourth quarter of 2022 was 3.64%, compared to 3.02% for the fourth quarter of 2021.

The provision for credit losses was a $49.5 million for the fourth quarter of 2022, compared to a reserve release benefit of $33.1 million for the fourth quarter of 2021. The provision expense recorded in the fourth quarter or 2022 reflects changes in credit metrics, portfolio growth as well as changes in the macroeconomic outlook and considers an expected slowdown in the economy during 2023, as a result of weaker job growth, monetary policy and the persistent inflation. The benefit recorded in the fourth quarter of 2021 was reflective of improvements in the credit metrics and the macroeconomic outlook as well as releases in qualitative reserves.

Non-interest income amounted to $158.5 million for the quarter ended December 31, 2022, compared with $164.7 million for the same quarter in 2021. The decrease of $6.2 million was mainly due lower income from mortgage banking activities by $10.5 million due to an unfavorable variance of $4.1 million in the fair value adjustments of mortgage servicing rights and lower gains from the sale and securitization of mortgage loans as the Corporation made the determination to retain certain guaranteed loans as held for investment. In addition, service charges on deposit accounts were lower by $6.9 million, due to lower overdraft related charges, in part due to the Corporation's determination of eliminating insufficient funds fees and modifying overdraft fees effective on the third quarter of 2022 and lower cash management service charges from commercial clients due to higher earnings credits on transactional accounts.

Operating expenses totaled $461.7 million for the quarter ended December 31, 2022, compared with $417.4 million for the same quarter in the previous year. The increase of $44.3 million is mainly related to higher personnel costs by $29.7 million, due to a higher headcount and market and annual salary revisions as well as higher incentives and commissions; higher professional services expense by $16.6 million due to various corporate projects, including the transformation initiative; higher technology and software expenses by $7.3 million due to various ongoing technology projects and software amortization, including from the assets acquired from Evertec; partially offset by higher benefit from OREO related activity by $5.3 million due to gains on sale of foreclosed properties; lower operational losses by $7.8 million and lower amortization of intangibles by $5.3 million due to an impairment write-down of $5.4 million of a trademark during 2021.

For the quarter ended December 31, 2022, the Corporation recorded an income tax benefit of $50.3 million, compared with income tax expense of $75.6 million for the same quarter of 2021. The favorable variance in income tax expense was mainly attributable to a partial reversal of the deferred tax asset valuation allowance of the U.S. operation during the fourth quarter of 2022 of $68.2 million and lower income before tax, higher benefit from tax-exempt income, including true-up adjustment of $9.5 million in relation to the fiscal year 2021 tax returns for the P.R. subsidiaries filed in the fourth quarter and related year-to-date adjustments for the same concept.

REPORTABLE SEGMENT RESULTS

The Corporation's reportable segments for managerial reporting purposes consist of Banco Popular de Puerto Rico and Popular U.S. A Corporate group has been defined to support the reportable segments.

For a description of the Corporation's reportable segments, including additional financial information and the underlying management accounting process, refer to Note 37 to the Consolidated Financial Statements.

The Corporate group reported a net income of $150.1 million for the year ended December 31, 2022, compared with a net income of $13.4 million for the previous year. The increase in net income was mainly attributed to the $128.8 million in after-tax gains recognized by the Corporation as a result of the Evertec Stock Sale and related accounting adjustments; lower interest expense by $10.4 million from the redemption in the fourth quarter of 2021 of $186.7 million in Trust Preferred Securities issued by Popular Capital Trust I; and higher earnings from equity method investments.

Highlights on the earnings results for the reportable segments are discussed below:

Banco Popular de Puerto Rico

The Banco Popular de Puerto Rico reportable segment's net income amounted to $782.0 million for the year ended December 31, 2022, compared with $787.5 million for the year ended December 31, 2021. The principal factors that contributed to the variance in the financial results included the following:

- Higher net interest income by $148.9 million due to higher income from money market and investment securities by $218.3 million mainly due to higher yields driven by the increase in rates by the Federal Reserve and higher average balances of U.S. Treasury securities; higher interest income from loans by $54.7 million, mainly due to higher average balances from consumer, leasing and commercial loans; partially offset by higher interest expense on deposits by $123.7 million mainly due to higher costs on the market- indexed Puerto Rico government deposits, NOW accounts and time deposits. The BPPR segment's net interest margin was 3.05% for 2022 compared with 2.86% for the same period in 2021.

- A provision for loan losses expenses of $70.3 million in 2022, compared to a reserve release of $136.4 million for the year ended 2021, or an unfavorable variance of $206.7 million. The provision for loan losses for 2022 reflects an expected slowdown in the economy in 2023. During 2021, BPPR recorded a reserve for credit losses release of $136.4 million due to improved credit metrics and Covid-related macroeconomic outlook and changes in qualitative reserves;

- Higher non-interest income by $115.0 million mainly due to:

    - Higher other operating income by $112.0 million mostly due to the benefit related to the Evertec Business Acquisition Transaction,

    - Higher other service fees by $21.3 million due to higher merchant acquiring fees related to the revenue sharing agreement entered in connection with the Evertec Transactions and higher credit card fees as a result of higher interchange transaction volumes.

- Higher operating expenses by $167.8 million, mainly due to:

    - Higher other expenses by $75.5 million mainly due to higher allocations from the Corporate group by $56.0 million, mainly advisory and other professional services, and a $17.3 million expense related to Evertec Transactions;

    - Higher personnel costs by $71.8 million driven by higher salaries and benefits due to market salary adjustments and annual salary revisions and a higher headcount; higher incentive compensation, higher profit sharing expenses and higher fringe benefits;

    - Higher business promotions by $15.6 million mainly due to higher customer rewards expense related to higher transactional volumes and higher sponsorships and donations, including hurricane related assistance;

    - Higher technology and software expenses by $5.7 million including $2.4 million related to the software intangible assets acquired as part of the Evertec Transactions, and costs associated with several ongoing projects;

    - Higher processing and transactional services by $5.8 million mainly due to higher credit and debit card processing expense as a result of higher transactional volumes, reflecting an increase in customer purchase activity; partially offset by lower merchant processing due to higher incentives received during the year related to the ATH Network Participation Agreement entered into in connection with the Evertec Transactions;

Partially offset by:

    - Higher OREO income by $7.4 million mainly due to higher gain on sale of OREO of $5.9 million.

    - Lower professional fees by $3.8 million mainly due to lower consulting fees related to ongoing projects.

- Lower income tax expense by $105.1 million due to lower income before tax and higher income that was exempt or subject to preferential tax rates.

Popular U.S.

For the year ended December 31, 2022, the reportable segment of Popular U.S. reported net income of $170.3 million, compared with a net income of $134.1 million for the year ended December 31, 2021. The principal factors that contributed to the variance in the financial results included the following:

- Higher net interest income by $51.8 million mainly due to higher interest income from loans by $74.2 million mainly due to higher average balances from commercial loans as well as higher yields due to increase in rates; and higher interest income from money market investment securities by $2.9 million due to higher rates, partially offset by lower income from debt securities by $1.6 million and higher cost of deposits by $22.9 million due to higher interest rates. The Popular U.S. reportable segment's net interest margin was 3.68% for 2022 compared with 3.39% for the same period in 2021;

- An unfavorable variance of $69.3 million on the provision for loan losses and unfunded commitments, due to the reserve release of $56.9 million in 2021, which reflected improvements in credit metrics and Covid-related economic outlook, compared to a provision expense of $12.5 million recorded in 2022 which reflected an expected economic slowdown in 2023;

- Higher non-interest income by $7.4 million mainly due to the positive adjustment of $9.2 million on the contingent liability related to the K-2 Acquisition;

- Higher operating expenses by $35.4 million mainly due to:

    - Higher personnel costs by $10.2 million due to salary market and annual adjustments;

    - Higher other expenses by $7.4 million due to higher charges allocated from the Corporate segment, mainly professional fees; and

    - The goodwill impairment charge of $9.0 million recorded at PEF.

- Lower income tax expense by $81.7 million due mainly to a lower income before tax and the partial reversal of the deferred tax asset valuation allowance recorded during the fourth quarter of 2022 of $68.2 million.

STATEMENT OF FINANCIAL CONDITION ANALYSIS
Assets

The Corporation's total assets were $67.6 billion at December 31, 2022, compared to $75.1 billion at December 31,

2021. Refer to the Corporation's Consolidated Statements of Financial Condition at December 31, 2022 and 2021 included in this 2022 Form 10-K. Also, refer to the Statistical Summary 2022-2021 in this MD&A for Condensed Statements of Financial Condition.

Money market investments and debt securities

Money market investments decreased by $11.9 billion at December 31, 2022, when compared to December 31, 2021. This was impacted by the decrease in deposits of $5.8 billion, mainly in the Puerto Rico Public sector, and the deployment of liquidity to purchase debt securities. Debt securities available-for-sale decreased by $7.2 billion, while debt securities held-to-maturity increased by $8.4 billion. As previously mentioned, during 2022 the Corporation transferred U.S. Treasury securities with a fair value of $6.5 billion (par value of $7.4 billion) from its available-for-sale portfolio to its held-to-maturity portfolio. Refer to Notes 6 and 7 to the Consolidated Financial Statements for additional information with respect to the Corporation's debt securities available-for-sale and held-to-maturity.

Loans

Refer to Table 6 for a breakdown of the Corporation's loan portfolio. Also, refer to Note 8 to the Consolidated Financial Statements for detailed information about the Corporation's loan portfolio composition and loan purchases and sales.

Loans held-in-portfolio increased by $2.8 billion to $32.1 billion at December 31, 2022, mainly due to growth in the commercial portfolio of $2.0 billion, reflected at both BPPR and PB by approximately $1.0 billion, at each segment and consumer loans at BPPR. The commercial loans growth includes U.S. region loans participated between BPPR and PB. During the year ended December 31, 2022, BPPR participated in loans originated by PB totaling $184 million. Consumer loans at BPPR increased by $532.4 million in the aggregate including credit cards, personal loans and auto loans. The increase in BPPR's consumer portfolio is aligned with the increase in retail sales and consumer spending in Puerto Rico during 2022 and the purchase of national consumer loans through its U.S. branch. The auto loans portfolio at BPPR benefited from the sustained level of auto sales, which although lower than 2021, remained a higher than 2020. In addition, though mortgage loans declined by $29.7 million from the previous year, this was impacted by management's determination to retain certain guaranteed loans in the portfolio, which reduced the portfolio attrition.

The allowance for credit losses for the loan portfolio increased by $24.9 million mainly due to changes in the macroeconomic outlook, credit quality metrics and portfolio growth. Refer to the Credit Quality section of the MD&A for additional information on the Allowance for credit losses for the loan portfolio.

Table 6 - Loans Ending Balances

	At December 31,	
(In thousands)	2022	2021
Loans held-in-portfolio:		
Commercial	$15,739,132	$13,732,701
Construction	757,984	716,220
Leasing	1,585,739	1,381,319
Mortgage	7,397,471	7,427,196
Auto	3,512,530	3,412,187
Consumer	3,084,913	2,570,934
Total loans held-in-portfolio	$32,077,769	$29,240,557
Loans held-for-sale:		
Mortgage	$ 5,381	$ 59,168
Total loans held-for-sale	$ 5,381	$ 59,168
Total loans	$32,083,150	$29,299,725

Other assets

Other assets amounted to $1.8 billion at December 31, 2022, an increase of $0.2 billion when compared to December 31, 2021. At December 31, 2022, this includes $125 million in cash receivable from the maturities of investment securities near the end of the year and $28.7 million in software intangibles acquired as part of the Evertec Transactions. Refer to Note 14 to the Consolidated Financial Statements for a breakdown of the principal categories that comprise the caption of "Other Assets" in the Consolidated Statements of Financial Condition at December 31, 2022 and 2021.

Liabilities

The Corporation's total liabilities were $63.5 billion at December 31, 2022, a decrease of $5.6 billion compared to $69.1 billion at December 31, 2021, mainly due to a decrease in deposits as discussed below. Refer to the Corporation's Consolidated Statements of Financial Condition included in this Form 10-K.

Deposits and Borrowings

The composition of the Corporation's financing to total assets at December 31, 2022 and 2021 is included in Table 7.

Table 7 - Financing to Total Assets

(In millions)	December 31, 2022	December 31, 2021	% increase (decrease) from 2021 to 2022	% of total assets 2022	2021
Non-interest bearing deposits	$15,960	$15,684	1.8%	23.6%	20.9%
Interest-bearing core deposits	41,600	47,954	(13.3)	61.5	63.9
Other interest-bearing deposits	3,667	3,367	8.9	5.4	4.5
Repurchase agreements	149	92	62.0	0.2	0.1
Other short-term borrowings	365	75	N.M.	0.5	0.1
Notes payable	887	989	(10.3)	1.3	1.3
Other liabilities	917	968	(5.3)	1.4	1.3
Stockholders' equity	4,093	5,969	(31.4)	6.1	7.9

Deposits

The Corporation's deposits totaled $61.2 billion at December 31, 2022, compared to $67.0 billion at December 31, 2021. The deposits decrease of $5.8 billion was mainly due to lower Puerto Rico public sector deposits by $5.2 billion. Public sector deposit balances amounted to $15.2 billion at December 31, 2022. The receipt by the Puerto Rico Government of additional Federal assistance, and seasonal tax collections, could increase public deposit balances at BPPR in the near term. However, the rate at which public deposit balances may decline is uncertain and difficult to predict. The amount and timing of any such reduction is likely to be impacted by, for example, the speed at which federal assistance is distributed, the financial condition, liquidity and cash management practices of the Puerto Rico Government and its instrumentalities and the implementation of fiscal and debt adjustment plans approved pursuant to PROMESA or other actions mandated by the Fiscal Oversight and Management Board for Puerto Rico (the "Oversight Board").

Approximately 25% of the Corporation's deposits are public fund deposits from the Government of Puerto Rico, municipalities and government instrumentalities and corporations ("public funds"). These public funds deposits are indexed to short term market rates and fluctuate in cost with changes in those rates with a one-quarter lag, in accordance with contractual terms. As a result, these public funds deposits' costs have generally lagged variable asset repricing. During 2022, the deposit costs for public funds increased by 61% when compared to 2021. We expect these costs to continue to increase if short-term rates continue their recent trend. For example, we expect an increase in costs on these public funds by approximately 120 basis points in the first quarter of 2023 when compared to the last quarter in 2022.

Refer to Table 8 for a breakdown of the Corporation's deposits at December 31, 2022 and 2021.

Table 8 - Deposits Ending Balances

(In thousands)	2022	2021
Demand deposits [1]	$26,382,605	$25,889,732
Savings, NOW and money market deposits (non-brokered)	27,265,156	33,674,134
Savings, NOW and money market deposits (brokered)	798,064	729,073
Time deposits (non-brokered)	6,442,886	6,685,938
Time deposits (brokered CDs)	338,516	26,211
Total deposits	$61,227,227	$67,005,088

[1] Includes interest and non-interest bearing demand deposits.

Borrowings

The Corporation's borrowings amounted to $1.4 billion at December 31, 2022, compared to $1.2 billion at December 31, 2021. Refer to Note 17 to the Consolidated Financial Statements for detailed information on the Corporation's borrowings. Also, refer to the Liquidity section in this MD&A for additional information on the Corporation's funding sources.

Other liabilities

The Corporation's other liabilities amounted to $1.0 billion at December 31, 2022, a decrease of $51.3 million when compared to December 31, 2021.

Stockholders' Equity

Stockholders' equity totaled $4.1 billion at December 31, 2022, a decrease of $1.9 billion when compared to December 31, 2021. The decrease was principally due to higher accumulated unrealized losses on debt securities available-for-sale by $2.2 billion and the impact of $631.0 million from the two accelerated share repurchase transactions completed during 2022, declared dividends of $163.7 million on common stock and $1.4 million in dividends on preferred stock, partially offset by net income for the year ended December 31, 2022 of $1.1 billion. Refer to the Consolidated Statements of Financial Condition, Comprehensive Income and of Changes in Stockholders' Equity for information on the composition of stockholders' equity. Also, refer to Note 22 to the Consolidated Financial Statements for a detail of accumulated other comprehensive loss (income), an integral component of stockholders' equity.

REGULATORY CAPITAL

The Corporation and its bank subsidiaries are subject to capital adequacy standards established by the Federal Reserve Board.

The risk-based capital standards applicable to Popular, Inc. and the Banks, BPPR and PB, are based on the final capital framework of Basel III. The capital rules of Basel III include a "Common Equity Tier 1" ("CET1") capital measure and specifies that Tier 1 capital consist of CET1 and "Additional Tier 1 Capital" instruments meeting specified requirements. Note 21 to the Consolidated Financial Statements presents further information on the Corporation's regulatory capital requirements, including the regulatory capital ratios of its depository institutions, BPPR and PB.

An institution is considered "well-capitalized" if it maintains a total capital ratio of 10%, a Tier 1 capital ratio of 8%, a CET1 capital ratio of 6.5% and a leverage ratio of 5%. The Corporation's ratios presented in Table 9 show that the Corporation was "well capitalized" for regulatory purposes, the highest classification, under Basel III for years 2022 and 2021. BPPR and PB were also well-capitalized for all years presented.

The Basel III Capital Rules also require an additional 2.5% "capital conservation buffer", composed entirely of CET1, on top of these minimum risk-weighted asset ratios, which excludes the leverage ratio. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the capital conservation buffer will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall. Popular, BPPR and PB are required to maintain this additional capital conservation buffer of 2.5% of CET1, resulting in minimum ratios of (i) CET1 to risk-weighted assets of at least 7%, (ii) Tier 1 capital to risk-weighted assets of at least 8.5%, and (iii) Total capital to risk-weighted assets of at least 10.5%.

Table 9 presents the Corporation's capital adequacy information for the years 2022 and 2021.

Table 9 - Capital Adequacy Data

	At December 31,	
(Dollars in thousands)	2022	2021
Risk-based capital:		
Common Equity Tier 1 capital	$ 5,639,686	$ 5,476,031
Additional Tier 1 Capital	22,143	22,143
Tier 1 capital	$ 5,661,829	$ 5,498,174
Supplementary (Tier 2) capital	623,818	585,931
Total capital	$ 6,285,647	$ 6,084,105
Total risk-weighted assets	$34,415,889	$31,441,224
Adjusted average quarterly assets	$70,287,610	$74,238,367
Ratios:		
Common Equity Tier 1 capital	16.39%	17.42%
Tier 1 capital	16.45	17.49
Total capital	18.26	19.35
Leverage ratio	8.06	7.41
Average equity to assets	8.25	8.12
Average tangible equity to assets	7.27	7.20
Average equity to loans	19.76	19.87

On April 1, 2020, the Corporation adopted the final rule issued by the federal banking regulatory agencies pursuant to the Economic Growth and Regulatory Paperwork Reduction Act of 1996 that simplified several requirements in the agencies' regulatory capital rules. These rules simplified the regulatory capital requirement for mortgage servicing assets (MSAs), deferred tax assets arising from temporary differences and investments in the capital of unconsolidated financial institutions by raising the CET1 deduction threshold from 10% to 25%. The 15% CET1 deduction threshold which applies to the aggregate amount of such items was eliminated. The rule also requires, among other changes, increasing from 100% to 250% the risk weight to MSAs and temporary difference deferred tax asset not deducted from capital. For investments in the capital of unconsolidated financial institutions, the risk weight would be based on the exposure category of the investment.

The decrease in the CET1 capital ratio, Tier 1 capital ratio and, total capital ratio as of December 31, 2022, compared to December 31, 2021, was mostly due to an increase in risk weighted assets driven by the growth in the commercial and consumer loan portfolios, partially offset by the annual earnings net of the accelerated share repurchase agreements to repurchase an aggregate of $400 million and $231 million of Popular's common stock. The increase in leverage capital ratio was mainly due to the decrease in average total assets, driven by the reduction in zero-risk weighted investments in money market FED accounts and zero or low-risk weighted debt securities, that therefore did not have a significant impact on the risk-weighted assets.

Pursuant to the adoption of CECL on January 1, 2020, the Corporation elected to use the five-year transition period option as provided in the final interim regulatory capital rules effective March 31,2020. The five-year transition period provision delays for two years the estimated impact of CECL on regulatory capital, followed by a three-year transition period to phase out the aggregate amount of the capital benefits provided during the initial two-year delay. As of December 31, 2022, the Corporation had phased-in 25% of the cumulative CECL deferral with the remaining impact to be recognized over the remaining two years. In the first quarter of 2023, the Corporation will phase in a cumulative 50% of the deferral.

On August 26, 2020, federal banking regulators issued a final rule to modify the Basel III regulatory capital rules applicable to banking organizations to allow those organizations participating in the Paycheck Protection Program ("PPP") established under the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") to neutralize the regulatory capital effects of participating in the program. Specifically, the agencies have clarified that banking organizations, including the Corporation and its Bank subsidiaries, are permitted to assign a zero percent risk weight to PPP loans for purposes of determining risk-weighted assets and risk-based capital ratios. Additionally, in order to facilitate use of the Paycheck Protection Program Liquidity Facility (the "PPPL Facility"), which provides Federal Reserve Bank loans to eligible financial institutions such as the Corporation's Bank subsidiaries to fund PPP loans, the agencies further clarified that, for purposes of determining leverage ratios, a banking organization is permitted to exclude from total average assets PPP loans that have been pledged as collateral for a PPPL Facility. As of December 31, 2022, the Corporation has $38 million in PPP loans and no loans were pledged as collateral for PPPL Facilities.

Table 10 reconciles the Corporation's total common stockholders' equity to common equity Tier 1 capital.

Table 10 - Reconciliation Common Equity Tier 1 Capital

	At December 31,	
(In thousands)	2022	2021
Common stockholders' equity	$4,198,409	$6,116,756
AOCI related adjustments due to opt-out election	2,468,193	257,762
Goodwill, net of associated deferred tax liability (DTL)	(691,560)	(591,703)
Intangible assets, net of associated DTLs	(12,944)	(16,219)
Deferred tax assets and other deductions	(322,412)	(290,565)
Common equity tier 1 capital	$5,639,686	$5,476,031
Common equity tier 1 capital to risk-weighted assets	16.39%	17.42%

Non-GAAP financial measures

The tangible common equity ratio and tangible book value per common share, which are presented in the table that follows, are non-GAAP measures. Management and many stock analysts use the tangible common equity ratio and tangible book value per common share in conjunction with more traditional bank capital ratios to compare the capital adequacy of banking organizations with significant amounts of goodwill or other intangible assets, typically stemming from the use of the purchase accounting method of accounting for mergers and acquisitions. Neither tangible common equity nor tangible assets or related measures should be considered in isolation or as a substitute for stockholders' equity, total assets or any other measure calculated in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Moreover, the manner in which the Corporation calculates its tangible common equity, tangible assets and any other related measures may differ from that of other companies reporting measures with similar names.

The decrease in the Tangible common equity to tangible assets ratio during 2022 was mainly related to the decrease in the fair value of the Corporation's fixed rate available for sale debt securities portfolio and its impact on the unrealized loss component of accumulated other comprehensive income (loss) ("AOCI"). Given its ability due to the Corporation's liquidity position and its intention to reduce the impact on AOCI and tangible capital of further increases in interest rates, management changed its intent to hold certain securities to maturity. Therefore, in October 2022, the Corporation transferred U.S. Treasury securities with a fair value of $6.5 billion (par value of $7.4 billion) from its available-for-sale portfolio to its held-to-maturity portfolio.

The securities were reclassified at fair value at the time of the transfer. At the date of the transfer, these securities had pre-tax unrealized losses of $873.0 million recorded in AOCI. This fair value discount is being accreted to interest income and the unrealized loss remaining in AOCI is being amortized, offsetting each other through the remaining life of the securities. There were no realized gains or losses recorded as a result of this transfer.

While changes in the amount of unrealized gains and losses in AOCI have an impact on the Corporation's and its wholly-owned banking subsidiaries' tangible capital ratios, they do not impact regulatory capital ratios, in accordance with the regulatory framework. Refer to Note 7 to the Consolidated Financial Statements which presents information about the Corporation's Debt Securities Held-to-Maturity for additional details.

Table 11 provides a reconciliation of total stockholders' equity to tangible common equity and total assets to tangible assets at December 31, 2022 and 2021.

Table 11 - Reconciliation of Tangible Common Equity and Tangible Assets

	At December 31,	
(In thousands, except share or per share information)	2022	2021
Total stockholders' equity	$ 4,093,425	$ 5,969,397
Less: Preferred stock	(22,143)	(22,143)
Less: Goodwill	(827,428)	(720,293)
Less: Other intangibles	(12,944)	(16,219)
Total tangible common equity	$ 3,230,910	$ 5,210,742
Total assets	$67,637,917	$75,097,899
Less: Goodwill	(827,428)	(720,293)
Less: Other intangibles	(12,944)	(16,219)
Total tangible assets	$66,797,545	$74,361,387
Tangible common equity to tangible assets	4.84%	7.01%
Common shares outstanding at end of period	71,853,720	79,851,169
Tangible book value per common share	$ 44.97	$ 65.26
	Year-to-date average	
Total stockholders' equity [1]	$ 6,009,225	$ 5,777,652
Less: Preferred Stock	(22,143)	(22,143)
Less: Goodwill	(757,133)	(679,959)
Less: Other intangibles	(17,113)	(20,861)
Total tangible common equity	$ 5,212,836	$ 5,054,689
Average return on tangible common equity	21.13%	18.47%

[1] Average balances exclude unrealized gains or losses on debt securities available-for-sale and unrealized losses on debt securities transfer to held-to-maturities.

RISK MANAGEMENT
Market / Interest Rate Risk

The financial results and capital levels of the Corporation are constantly exposed to market, interest rate and liquidity risks.

Market risk refers to the risk of a reduction in the Corporation's capital due to changes in the market valuation of its assets and/or liabilities.

Most of the assets subject to market valuation risk are debt securities classified as available-for-sale. Refer to Notes 6 and 7 to the Consolidated Financial Statements for further information on the debt securities available-for-sale and held-to-maturity portfolios. Debt securities classified as available-for-sale amounted to $17.8 billion as of December 31, 2022. Other assets subject to market risk include loans held-for-sale, which amounted to $5 million, mortgage servicing rights ("MSRs") which amounted to $128 million and securities classified as "trading", which amounted to $28 million, as of December 31, 2022.

Interest Rate Risk ("IRR")

The Corporation's net interest income is subject to various categories of interest rate risk, including repricing, basis, yield curve and option risks. In managing interest rate risk, management may alter the mix of floating and fixed rate assets and liabilities, change pricing schedules, adjust maturities through sales and purchases of investment securities, and enter into derivative contracts, among other alternatives.

Interest rate risk management is an active process that encompasses monitoring loan and deposit flows complemented by investment and funding activities. Effective management of interest rate risk begins with understanding the dynamic characteristics of assets and liabilities and determining the appropriate rate risk position given line of business forecasts, management objectives, market expectations and policy constraints.

Management utilizes various tools to assess IRR, including Net Interest Income ("NII") simulation modeling, static gap analysis, and Economic Value of Equity ("EVE"). The three methodologies complement each other and are used jointly in the evaluation of the Corporation's IRR. NII simulation modeling is prepared for a five-year period, which in conjunction with the EVE analysis, provides management a better view of long-term IRR.

Net interest income simulation analysis performed by legal entity and on a consolidated basis is a tool used by the Corporation in estimating the potential change in net interest income resulting from hypothetical changes in interest rates. Sensitivity analysis is calculated using a simulation model which incorporates actual balance sheet figures detailed by maturity and interest yields or costs.

Management assesses interest rate risk by comparing various NII simulations under different interest rate scenarios that differ in direction of interest rate changes, the degree of change and the projected shape of the yield curve. For example, the types of rate scenarios processed during the quarter include flat rates, implied forwards, and parallel and non-parallel rate shocks. Management also performs analyses to isolate and measure basis and prepayment risk exposures.

The asset and liability management group performs validation procedures on various assumptions used as part of the simulation analyses as well as validations of results on a monthly basis. In addition, the model and processes used to assess IRR are subject to independent validations according to the guidelines established in the Model Governance and Validation policy.

The Corporation processes NII simulations under interest rate scenarios in which the yield curve is assumed to rise and decline by the same magnitude (parallel shifts). The rate scenarios considered in these market risk simulations reflect instantaneous parallel changes of -100, -200, +100, +200 and +400 basis points during the succeeding twelve-month period. Simulation analyses are based on many assumptions, including relative levels of market interest rates across all yield curve points and indexes, interest rate spreads, loan prepayments and deposit elasticity. Thus, they should not be relied upon as indicative of actual results. Further, the estimates do not contemplate actions that management could take to respond to changes in interest rates. Additionally, the Corporation is also subject to basis risk in the repricing of its assets and liabilities, including the basis related to using different rate indexes for the repricing of assets and liabilities, as well as the effect of pricing lags which may be contractual or due to historical differences in the timing of management responses to changes in the rate environment. By their nature, these forward-looking computations are only estimates and may be different from what may actually occur in the future. The following table presents the results of the simulations at December 31, 2022 and December 31, 2021, assuming a static balance sheet and parallel changes over flat spot rates over a one-year time horizon:

Table 12 - Net Interest Income Sensitivity (One Year Projection)

	December 31, 2022		December 31, 2021	
(Dollars in thousands)	Amount Change	Percent Change	Amount Change	Percent Change
Change in interest rate				
+400 basis points	$(38,548)	(1.75)%	$ 257,223	13.21%
+200 basis points	(18,078)	(0.82)	197,354	10.14
+100 basis points	(7,787)	(0.35)	166,920	8.57
-100 basis points	41,763	1.90	(78,408)	(4.03)
-200 basis points	78,381	3.56	(120,661)	(6.20)

As of December 31, 2022, NII simulations show the Corporation has a neutral to slightly liability sensitive position driven by the rapid increase in short-term interest rates throughout the year and its impact on Puerto Rico public sector deposits which are indexed to market rates, as well as the deployment of cash to fund loan growth and purchase investments. These results suggest that changes in net interest income are driven by changes in liability costs, primarily Puerto Rico public sector deposits. In declining rate scenarios net interest income would increase as the decline in the cost of these deposits generates a greater benefit than the changes in asset yields. In rising rate scenarios Popular's sensitivity profile is also impacted by its large proportion of Puerto Rico public sector deposits which are indexed to market rates. As short-term rates have risen, the cost of these deposits now increases in sync with market rates and therefore reduce the benefit banks typically have in rising rate environments. As of December 31, 2022, Popular has a more neutral position as compared to a substantially asset sensitive position as of December 31, 2021. The primary reasons for the reduction in sensitivity are i) the realization of much of the expected benefit in net interest income given the higher interest rates observed during 2022, ii) a decrease in cash balances (which reprice instantaneously) via the deployment into longer term investments and loans, and iii) the market indexed nature of Puerto Rico public sector deposits which represented $15.2 billion or 25% of deposits as of December 31, 2022.

The Corporation's loan and investment portfolios are subject to prepayment risk, which results from the ability of a third-party to repay debt obligations prior to maturity. Prepayment risk also could have a significant impact on the duration of mortgage-backed securities and collateralized mortgage obligations since prepayments could shorten (or lower prepayments could extend) the weighted average life of these portfolios.

Table 13 - Interest Rate Sensitivity

(Dollars in thousands)	At December 31, 2022								
	By repricing dates								
	0-30 days	Within 31 - 90 days	After three months but within six months	After six months but within nine months	After nine months but within one year	After one year but within two years	After two years	Non-interest bearing assets / liabilities	Total
Assets:									
Money market investments	$ 5,614,595	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 5,614,595
Investment and trading securities	2,085,332	750,646	1,026,603	1,076,243	1,116,553	4,590,807	16,292,815	(392,593)	26,546,406
Loans	5,090,409	2,875,448	1,436,637	1,248,850	1,256,549	4,559,631	15,718,001	(102,375)	32,083,150
Other assets	–	–	–	–	–	–	–	3,393,766	3,393,766
Total	12,790,336	3,626,094	2,463,240	2,325,093	2,373,102	9,150,438	32,010,816	2,898,798	67,637,917
Liabilities and stockholders' equity:									
Savings, NOW and money market and other interest bearing demand deposits	17,880,089	794,797	1,115,771	1,031,454	954,856	3,178,624	13,529,678	–	38,485,269
Certificates of deposit	1,921,505	468,312	640,081	452,482	496,747	1,194,998	1,607,276	–	6,781,401
Federal funds purchased and assets sold under agreements to repurchase	99,558	31,530	17,521	–	–	–	–	–	148,609
Other short-term borrowings	365,000	–	–	–	–	–	–	–	365,000
Notes payable	1,000	–	20,000	299,109	22,261	91,943	452,397	–	886,710
Non-interest bearing deposits	–	–	–	–	–	–	–	15,960,557	15,960,557
Other non-interest bearing liabilities	–	–	–	–	–	–	–	916,946	916,946
Stockholders' equity	–	–	–	–	–	–	–	4,093,425	4,093,425
Total	$20,267,152	$ 1,294,639	$ 1,793,373	$ 1,783,045	$ 1,473,864	$4,465,565	$15,589,351	$ 20,970,928	$67,637,917
Interest rate sensitive gap	(7,476,816)	2,331,455	669,867	542,048	899,238	4,684,873	16,421,465	(18,072,130)	–
Cumulative interest rate sensitive gap	(7,476,816)	(5,145,361)	(4,475,494)	(3,933,446)	(3,034,208)	1,650,665	18,072,130	–	–
Cumulative interest rate sensitive gap to earning assets	(11.55)%	(7.95)%	(6.91)%	(6.08)%	(4.69)%	2.55%	27.92%	–	–

Table 14, which presents the maturity distribution of earning assets, takes into consideration prepayment assumptions.

Table 14 - Maturity Distribution of Earning Assets

(In thousands)	One year or less	After one year through five years — Fixed interest rates	After one year through five years — Variable interest rates	After five years through fifteen years — Fixed interest rates	After five years through fifteen years — Variable interest rates	After fifteen years — Fixed interest rates	After fifteen years — Variable interest rates	Total
As of December 31, 2022 — Maturities								
Money market securities	$ 5,614,595	$ –	$ –	$ –	$ –	$ –	$ –	$ 5,614,595
Investment and trading securities	5,972,315	15,917,065	12,593	4,474,589	3,287	–	–	26,379,849
Loans:								
Commercial	4,609,900	5,335,022	3,628,170	1,092,038	930,166	45,176	98,659	15,739,132
Construction	469,212	45,911	193,334	8,261	34,232	–	7,033	757,984
Leasing	426,138	1,127,923	–	31,678	–	–	–	1,585,739
Consumer	1,845,426	3,584,443	298,977	187,647	595,179	85,770	–	6,597,443
Mortgage	581,384	2,074,029	107,067	3,759,026	54,812	826,508	26	7,402,852
Subtotal loans	7,932,060	12,167,328	4,227,549	5,078,651	1,614,390	957,454	105,718	32,083,150
Total earning assets	$19,518,969	$28,084,393	$4,240,142	$9,553,241	$1,617,677	$957,454	$105,718	$64,077,594

Note: Equity securities available-for-sale and other investment securities, including Federal Reserve Bank stock and Federal Home Loan Bank stock held by the Corporation, are not included in this table. Loans held-for-sale have been allocated according to the expected sale date.

Trading

The Corporation engages in trading activities in the ordinary course of business at its subsidiaries, BPPR and Popular Securities. Popular Securities' trading activities consist primarily of market-making activities to meet expected customers' needs related to its retail brokerage business, and purchases and sales of U.S. Government and government sponsored securities with the objective of realizing gains from expected short-term price movements. BPPR's trading activities consist primarily of holding U.S. Government sponsored mortgage-backed securities classified as "trading" and hedging the related market risk with "TBA" (to-be-announced) market transactions. The objective is to derive spread income from the portfolio and not to benefit from short-term market movements. In addition, BPPR uses forward contracts or TBAs to hedge its securitization pipeline. Risks related to variations in interest rates and market volatility are hedged with TBAs that have characteristics similar to that of the forecasted security and its conversion timeline.

At December 31, 2022, the Corporation held trading securities with a fair value of $28 million, representing approximately 0.04% of the Corporation's total assets, compared with $30 million and 0.04%, respectively, at December 31, 2021. As shown in Table 15, the trading portfolio consists principally of mortgage-backed securities and U.S. Treasuries, which at December 31, 2022 were investment grade securities. As of December 31, 2022 and December 31, 2021, the trading portfolio also included $0.1 million in Puerto Rico government obligations. Trading instruments are recognized at fair value, with changes resulting from fluctuations in market prices, interest rates or exchange rates reported in current period earnings. The Corporation recognized net trading account loss of $784 thousand and a net trading account loss of $389 thousand, respectively, for the years ended December 31, 2022 and 2021.

Table 15 - Trading Portfolio

(Dollars in thousands)	December 31, 2022 Amount	Weighted Average Yield [1]	December 31, 2021 Amount	Weighted Average Yield [1]
Mortgage-backed securities	$14,223	5.79%	$22,559	5.12%
U.S. Treasury securities	13,069	3.26	6,530	0.03
Collateralized mortgage obligations	160	5.51	257	5.61
Puerto Rico government obligations	64	0.45	85	0.47
Interest-only strips	207	12.00	280	12.00
Total	$27,723	4.63%	$29,711	4.06%

[1] Not on a taxable equivalent basis.

The Corporation's trading activities are limited by internal policies. For each of the two subsidiaries, the market risk assumed under trading activities is measured by the 5-day net value-at-risk ("VAR"), with a confidence level of 99%. The VAR measures the maximum estimated loss that may occur over a 5-day holding period, given a 99% probability.

The Corporation's trading portfolio had a 5-day VAR of approximately $0.2 million for the last week in December 31, 2022. There are numerous assumptions and estimates associated with VAR modeling, and actual results could differ from these assumptions and estimates. Backtesting is performed to compare actual results against maximum estimated losses, in order to evaluate model and assumptions accuracy.

In the opinion of management, the size and composition of the trading portfolio does not represent a significant source of market risk for the Corporation.

Derivatives

Derivatives may be used by the Corporation as part of its overall interest rate risk management strategy to minimize significant unexpected fluctuations in earnings and cash flows that are caused by interest rate volatility. Derivative instruments that the Corporation may use include, among others, interest rate caps, indexed options, and forward contracts. The Corporation does not use highly leveraged derivative instruments in its interest rate risk management strategy. Credit risk embedded in these transactions is reduced by requiring appropriate collateral from counterparties and entering into netting agreements whenever possible. All outstanding derivatives are recognized in the Corporation's Consolidated Statements of Condition at their fair value. Refer to Note 26 to the Consolidated Financial Statements for further information on the Corporation's involvement in derivative instruments and hedging activities.

Cash Flow Hedges

The Corporation manages the variability of cash payments due to interest rate fluctuations by the effective use of derivatives designated as cash flow hedges and that are linked to specified hedged assets and liabilities. The cash flow hedges relate to forward contracts or TBA mortgage-backed securities that are sold and bought for future settlement to hedge mortgage-backed securities and loans prior to securitization. The seller agrees to deliver on a specified future date a specified instrument at a specified price or yield. These securities are hedging a forecasted transaction and are designated for cash flow hedge accounting. The notional amount of derivatives designated as cash flow hedges at December 31, 2022 amounted to $ 15 million (2021 - $ 88 million). Refer to Note 26 to the Consolidated Financial Statements for additional quantitative information on these derivative contracts.

Fair Value Hedges

The Corporation did not have any derivatives designated as fair value hedges during the years ended December 31, 2022 and 2021.

Trading and Non-Hedging Derivative Activities

The Corporation enters into derivative positions based on market expectations or to benefit from price differentials between financial instruments and markets mostly to economically hedge a related asset or liability. The Corporation also enters into various derivatives to provide these types of derivative products to customers. These free-standing derivatives are carried at fair value with changes in fair value recorded as part of the results of operations for the period.

Following is a description of the most significant of the Corporation's derivative activities that are not designated for hedge accounting.

The Corporation has over-the-counter option contracts which are utilized in order to limit the Corporation's exposure on customer deposits whose returns are tied to the S&P 500 or to certain other equity securities or commodity indexes. In these certificates, the customer's principal is guaranteed by the Corporation and insured by the FDIC to the maximum extent permitted by law. The instruments pay a return based on the increase of these indexes, as applicable, during the term of the instrument. Accordingly, this product gives customers the opportunity to invest in a product that protects the principal invested but allows the customer the potential to earn a return based on the performance of the indexes. The risk of issuing certificates of deposit with returns tied to the applicable indexes is economically hedged by the Corporation. Indexed options are purchased from financial institutions with strong credit standings, whose return is designed to match the return payable on the certificates of deposit issued. By hedging the risk in this manner, the effective cost of these deposits is fixed. The contracts have a maturity and an index equal to the terms of the pool of retail deposits that they are economically hedging.

The purchased indexed options are used to economically hedge the bifurcated embedded option. These option contracts do not qualify for hedge accounting, and therefore, cannot be designated as accounting hedges. At December 31, 2022, the notional amount of the indexed options on deposits approximated $ 85 million (2021 - $ 79 million) with a fair value of $ 18 million (asset) (2021 - $ 26 million) while the embedded options had a notional value of $ 79 million (2021 - $ 72 million) with a fair value of $ 16 million (liability) (2021 - $ 23 million).

Refer to Note 26 to the Consolidated Financial Statements for a description of other non-hedging derivative activities utilized by the Corporation during 2022 and 2021.

Foreign Exchange

The Corporation holds an interest in BHD León in the Dominican Republic, which is an investment accounted for under the equity method. The Corporation's carrying value of the equity interest in BHD León approximated $ 199.8 million at December 31, 2022. This business is conducted in the country's foreign currency. The resulting foreign currency translation adjustment, from operations for which the functional currency is other than the U.S. dollar, is reported in accumulated other comprehensive loss in the consolidated statements of condition, except for highly-inflationary environments in which the effects would be included in the consolidated statements of operations. At December 31, 2022, the Corporation had approximately $ 57 million in an unfavorable foreign currency translation adjustment as part of accumulated other comprehensive income (loss), compared with an unfavorable adjustment of $ 67 million at December 31, 2021 and $ 71 million at December 31, 2020.

Liquidity

The objective of effective liquidity management is to ensure that the Corporation has sufficient liquidity to meet all of its financial obligations, finance expected future growth, fund planned capital distributions and maintain a reasonable safety margin for cash commitments under both normal and stressed market conditions. The Board of Directors is responsible for establishing the Corporation's tolerance for liquidity risk, including approving relevant risk limits and policies. The Board

of Directors has delegated the monitoring of these risks to the Board's Risk Management Committee and the Asset/Liability Management Committee. The management of liquidity risk, on a long-term and day-to-day basis, is the responsibility of the Corporate Treasury Division. The Corporation's Corporate Treasurer is responsible for implementing the policies and procedures approved by the Board of Directors and for monitoring the Corporation's liquidity position on an ongoing basis. Also, the Corporate Treasury Division coordinates corporate wide liquidity management strategies and activities with the reportable segments, oversees policy breaches and manages the escalation process. The Financial and Operational Risk Management Division is responsible for the independent monitoring and reporting of adherence with established policies.

An institution's liquidity may be pressured if, for example, it experiences a sudden and unexpected substantial cash outflow due to exogenous events such as the COVID-19 pandemic, its credit rating is downgraded, or some other event causes counterparties to avoid exposure to the institution. Factors that the Corporation does not control, such as the economic outlook, adverse ratings of its principal markets and regulatory changes, could also affect its ability to obtain funding.

Liquidity is managed by the Corporation at the level of the holding companies that own the banking and non-banking subsidiaries. It is also managed at the level of the banking and non-banking subsidiaries. As further explained below, a principal source of liquidity for the bank holding companies (the "BHCs") are dividends received from banking and non-banking subsidiaries. The Corporation has adopted policies and limits to monitor more effectively the Corporation's liquidity position and that of the banking subsidiaries. Additionally, contingency funding plans are used to model various stress events of different magnitudes and affecting different time horizons that assist management in evaluating the size of the liquidity buffers needed if those stress events occur. However, such models may not predict accurately how the market and customers might react to every event, and are dependent on many assumptions.

Deposits, including customer deposits, brokered deposits and public funds deposits, continue to be the most significant source of funds for the Corporation, funding 91% of the Corporation's total assets at December 31, 2022 and 89% at December 31, 2021. The ratio of total ending loans to deposits was 52% at December 31, 2022, compared to 44% at December 31, 2021. In addition to traditional deposits, the Corporation maintains borrowing arrangements, which amounted to approximately $1.4 billion in outstanding balances at December 31, 2022 (December 31, 2021 - $1.2 billion). A detailed description of the Corporation's borrowings, including their terms, is included in Note 17 to the Consolidated Financial Statements. Also, the Consolidated Statements of Cash Flows in the accompanying Consolidated Financial

Statements provide information on the Corporation's cash inflows and outflows.

On July 12, 2022, the Corporation completed an ASR program for the repurchase of an aggregate $400 million of Popular's common stock, for which an initial 3,483,942 shares were delivered in March 2022 (the "March ASR Agreement"). Upon the final settlement of the March ASR Agreement, the Corporation received an additional 1,582,922 shares of common stock. The Corporation repurchased a total of 5,066,864 shares at an average purchase price of $78.9443, which were recorded as treasury stock by $440 million under the March ASR Agreement.

On December 7, 2022, the Corporation completed the settlement of another ASR Agreement for the repurchase of an aggregate $231 million of Popular's common stock, for which an initial 2,339,241 shares were delivered on August 26, 2022 (the "August ASR"). Upon the final settlement of the ASR Agreement, the Corporation received an additional 840,024 shares of common stock. The Corporation repurchased a total of 3,179,265 shares at an average purchase price of $72.66, which were recorded as treasury stock by $245 million under the August ASR Agreement. Refer to Note 20 to the Consolidated Financial Statements for additional information.

The following sections provide further information on the Corporation's major funding activities and needs, as well as the risks involved in these activities.

Banking Subsidiaries

Primary sources of funding for the Corporation's banking subsidiaries (BPPR and PB or, collectively, "the banking subsidiaries") include retail, commercial and public sector deposits, brokered deposits, unpledged investment securities, mortgage loan securitization and, to a lesser extent, loan sales. In addition, the Corporation maintains borrowing facilities with the FHLB and at the discount window of the Federal Reserve Bank of New York (the "FRB") and has a considerable amount of collateral pledged that can be used to raise funds under these facilities.

Refer to Note 17 to the Consolidated Financial Statements, for additional information of the Corporation's borrowing facilities available through its banking subsidiaries.

The principal uses of funds for the banking subsidiaries include loan originations, investment portfolio purchases, loan purchases and repurchases, repayment of outstanding obligations (including deposits), advances on certain serviced portfolios and operational expenses. Also, the banking subsidiaries assume liquidity risk related to collateral posting requirements for certain activities mainly in connection with contractual commitments, recourse provisions, servicing advances, derivatives and credit card licensing agreements.

The banking subsidiaries maintain sufficient funding capacity to address large increases in funding requirements such as deposit outflows. The Corporation has established liquidity guidelines that require the banking subsidiaries to have sufficient liquidity to cover all short-term borrowings and a portion of deposits.

The Corporation's ability to compete successfully in the marketplace for deposits, excluding brokered deposits, depends on various factors, including pricing, service, convenience and financial stability as reflected by operating results, credit ratings (by nationally recognized credit rating agencies), and importantly, FDIC deposit insurance. Although a downgrade in the credit ratings of the Corporation's banking subsidiaries may impact their ability to raise retail and commercial deposits or the rate that it is required to pay on such deposits, management does not believe that the impact should be material. Deposits at all of the Corporation's banking subsidiaries are federally insured (subject to FDIC limits) and this is expected to mitigate the potential effect of a downgrade in the credit ratings.

Deposits are a key source of funding as they tend to be less volatile than institutional borrowings and their cost is less sensitive to changes in market rates. Refer to Table 8 for a breakdown of deposits by major types. Core deposits are generated from a large base of consumer, corporate and public sector customers. Core deposits include all non-interest bearing deposits, savings deposits and certificates of deposit under $250,000, excluding brokered deposits with denominations under $250,000. Core deposits have historically provided the Corporation with a sizable source of relatively stable and low-cost funds. Core deposits totaled $57.6 billion, or 94% of total deposits, at December 31, 2022, compared with $63.6 billion, or 95% of total deposits, at December 31, 2021. Core deposits financed 90% of the Corporation's earning assets at December 31, 2022, compared with 88% at December 31, 2021.

The distribution by maturity of certificates of deposits with denominations of $250,000 and over at December 31, 2022 is presented in the table that follows:

Table 16 - Distribution by Maturity of Certificate of Deposits of $250,000 and Over

(In thousands)	
3 months or less	$1,809,781
Over 3 to 12 months	333,648
Over 1 year to 3 years	282,506
Over 3 years	119,815
Total	$2,545,750

For the years ended December 31, 2022 and 2021, average deposits, including brokered deposits, represented 93% of average earning assets. Table 17 summarizes average deposits for the past three years.

Table 17 - Average Total Deposits

(In thousands)	For the years ended December 31,	
	2022	2021
Non-interest bearing demand deposits	$16,093,704	$14,687,093
Savings accounts	16,242,457	15,753,630
NOW, money market and other interest bearing demand accounts	25,539,909	25,648,707
Certificates of deposit	6,840,334	7,013,486
Total interest bearing deposits	48,622,700	48,415,823
Total average deposits	$64,716,404	$63,102,916

The Corporation had $1.1 billion in brokered deposits at December 31, 2022, which financed approximately 2% of its total assets (December 31, 2021 - $0.8 billion and 1%, respectively). In the event that any of the Corporation's banking subsidiaries' regulatory capital ratios fall below those required by a well-capitalized institution or are subject to capital restrictions by the regulators, that banking subsidiary faces the risk of not being able to raise or maintain brokered deposits and faces limitations on the rate paid on deposits, which may hinder the Corporation's ability to effectively compete in its retail markets and could affect its deposit raising efforts.

Deposits from the public sector represent an important source of funds for the Corporation. As of December 31, 2022, total public sector deposits were $15.2 billion, compared to $20.3 billion at December 31, 2021. Generally, these deposits require that the bank pledge high credit quality securities as collateral; therefore, liquidity risks arising from public sector deposit outflows are lower given that the bank receives its collateral in return. This, now unpledged, collateral can either be financed via repurchase agreements or sold for cash. However, there are some timing differences between the time the deposit outflow occurs and when the bank receives its collateral. Additionally, the Corporation mainly utilizes fixed-rate U.S. Treasury debt securities as collateral. While these securities have limited credit risk, they are subject to market value risk based on changes in the interest rate environment. When interest rates increase, the value of this collateral decreases and could result in the Corporation having to provide additional collateral to cover the same amount of deposit liabilities. This additional collateral could reduce unpledged securities otherwise available as liquidity sources to the Corporation.

At December 31, 2022, management believes that the banking subsidiaries had sufficient current and projected liquidity sources to meet their anticipated cash flow obligations, as well as special needs and off-balance sheet commitments, in the ordinary course of business and have sufficient liquidity resources to address a stress event. Although the banking subsidiaries have historically been able to replace maturing deposits and advances, no assurance can be given that they would be able to replace those funds in the future if the Corporation's financial condition or general market conditions were to deteriorate. The Corporation's financial flexibility will be severely constrained if the banking subsidiaries are unable to maintain access to funding or if adequate financing is not available to accommodate future financing needs at acceptable interest rates. The banking subsidiaries also are required to deposit cash or qualifying securities to meet margin requirements on repurchase agreements and other collateralized borrowing facilities. To the extent that the value of securities previously pledged as collateral declines because of market changes, the Corporation will be required to deposit additional cash or securities to meet its margin requirements, thereby adversely affecting its liquidity. Finally, if management is required to rely more heavily on more expensive funding sources to meet its future growth, revenues may not increase proportionately to cover costs. In this case, profitability would be adversely affected.

Bank Holding Companies

The principal sources of funding for the BHCs, which are Popular, Inc. (holding company only) and PNA, include cash on hand, investment securities, dividends received from banking and non-banking subsidiaries, asset sales, credit facilities available from affiliate banking subsidiaries and proceeds from potential securities offerings. Dividends from banking and non-banking subsidiaries are subject to various regulatory limits and authorization requirements that are further described below and that may limit the ability of those subsidiaries to act as a source of funding to the BHCs.

The principal use of these funds includes the repayment of debt, and interest payments to holders of senior debt and junior subordinated deferrable interest (related to trust preferred securities), the payment of dividends to common stockholders, repurchases of the Corporation's securities and capitalizing its banking subsidiaries.

The outstanding balance of notes payable at the BHCs amounted to $497 million at December 31, 2022 and $496 million at December 31, 2021.

The contractual maturities of the BHCs notes payable at December 31, 2022 are presented in Table 18.

Table 18 - Distribution of BHC's Notes Payable by Contractual Maturity

Year	(In thousands)
2023	$299,109
Later years	198,319
Total	$497,428

The Corporation's 6.125% unsecured senior debt securities mature in the September of 2023. Annual debt service at the BHCs is approximately $32 million, and the Corporation's latest quarterly dividend was $0.55 per share or approximately $40 million per quarter. As of December 31, 2022, the BHCs had cash and money markets investments totaling $203 million and borrowing potential of $169 million from its secured facility with BPPR. The BHCs' liquidity position continues to be adequate with sufficient cash on hand, investments and other sources of liquidity which are expected to be enough to meet all interest payments and dividend obligations during the foreseeable future. The Corporation intends to refinance the 6.125% unsecured senior debt prior to its maturity in September. If we are unable to refinance these notes, we could have to declare extraordinary dividends from our banking and other operating subsidiaries to repay such notes. Our ability to declare such dividends could be subject to approval of the Federal Reserve Board.

The BHCs have in the past borrowed in the corporate debt market primarily to finance their non-banking subsidiaries and refinance debt obligations. These sources of funding are more costly due to the fact that two out of the three principal credit rating agencies rate the Corporation below "investment grade", which affects the Corporation's cost and ability to raise funds in the capital markets. Factors that the Corporation does not control, such as the economic outlook, interest rate volatility, inflation, disruptions in the debt market, among others, could also affect its ability to obtain funding. The Corporation has an automatic shelf registration statement filed and effective with the Securities and Exchange Commission, which permits the Corporation to issue an unspecified amount of debt or equity securities.

On July 1, 2022, the Corporation exchanged a portion of Evertec shares as part of a transaction in which it acquired certain critical channels from Evertec and renegotiated several service agreements. The Corporation completed the sale of its remaining shares of Evertec on August 15, 2022. Following the Evertec Stock Sale, Popular no longer owns any Evertec common stock.

Non-Banking Subsidiaries

The principal sources of funding for the non-banking subsidiaries include internally generated cash flows from operations, loan sales, repurchase agreements, capital injections and borrowed funds from their direct parent companies or the holding companies. The principal uses of funds for the non-banking subsidiaries include repayment of maturing debt, operational expenses and payment of dividends to the BHCs. The liquidity needs of the non-banking subsidiaries are minimal since most of them are funded internally from operating cash flows or from intercompany borrowings or capital contributions from their holding companies. During the period ended December 31, 2022, Popular, Inc. made capital contributions to its wholly owned subsidiaries of $25 million to Popular Re, Inc., $10 million to Popular Securities, LLC and $3 million to Popular Impact Fund, LLC.

Dividends

During the year ended December 31, 2022, the Corporation declared cash dividends of $2.20 per common share outstanding ($163.7 million in the aggregate). The dividends for the Corporation's Series A preferred stock amounted to $1.4 million. During the year ended December 31, 2022, the BHCs received dividends amounting to $450 million from BPPR, $54 million from PNA, $19 million from PIBI, $8 million in dividends from its non-banking subsidiaries and $2 million in dividends from Evertec. In addition, during the year ended December 31, 2022, Popular International Bank Inc., a wholly owned subsidiary of Popular, Inc., received $16 million in dividends from its investment in BHD. Dividends from BPPR constitute Popular, Inc.'s primary source of liquidity.

Other Funding Sources and Capital

The debt securities portfolio provides an additional source of liquidity, which may be realized through either securities sales or repurchase agreements. The Corporation's debt securities portfolio consists primarily of liquid U.S. government debt securities, U.S. government sponsored agency debt securities, U.S. government sponsored agency mortgage-backed securities, and U.S. government sponsored agency collateralized mortgage obligations that can be used to raise funds in the repo markets. The availability of the repurchase agreement would be subject to having sufficient unpledged collateral available at the time the transactions are to be consummated, in addition to overall liquidity and risk appetite of the various counterparties. The Corporation's unpledged debt securities amounted to $8.0 billion at December 31, 2022 and $3.0 billion at December 31, 2021. A substantial portion of these debt securities could be used to raise financing in the U.S. money markets or from secured lending sources.

Additional liquidity may be provided through loan maturities, prepayments and sales. The loan portfolio can also be used to obtain funding in the capital markets. In particular, mortgage loans and some types of consumer loans, have secondary markets which the Corporation could use.

Off-Balance Sheet arrangements and other commitments

In the ordinary course of business, the Corporation engages in financial transactions that are not recorded on the balance sheet or may be recorded on the balance sheet in amounts that are different than the full contract or notional amount of the transaction. As a provider of financial services, the Corporation routinely enters into commitments with off-balance sheet risk to meet the financial needs of its customers. These commitments may include loan commitments and standby letters of credit. These commitments are subject to the same credit policies and approval process used for on-balance sheet instruments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. Refer to Note 24 to the Consolidated Financial Statements for information on the Corporation's commitments to extent credit and other non-credit commitments.

Other types of off-balance sheet arrangements that the Corporation enters in the ordinary course of business include derivatives, operating leases and provision of guarantees, indemnifications, and representation and warranties. Refer to Note 33 to the Consolidated Financial Statements for information on operating leases and to Note 23 to the Consolidated Financial Statements for a detailed discussion related to the Corporation's obligations under credit recourse and representation and warranties arrangements.

The Corporation monitors its cash requirements, including its contractual obligations and debt commitments. As discussed above, liquidity is managed by the Corporation in order to meet its short- and long-term cash obligations. Note 17 to the Consolidated Financial Statements has information on the Corporation's borrowings by maturity, which amounted to $1.4 billion at December 31, 2022 (December 31, 2021 - $1.2 billion).

Financial information of guarantor and issuers of registered guaranteed securities

The Corporation (not including any of its subsidiaries, "PIHC") is the parent holding company of Popular North America "PNA" and has other subsidiaries through which it conducts its financial services operations. PNA is an operating, 100% subsidiary of Popular, Inc. Holding Company ("PIHC") and is the holding company of its wholly-owned subsidiaries: Equity One, Inc. and PB, including PB's wholly-owned subsidiaries Popular Equipment Finance, LLC, Popular Insurance Agency, U.S.A., and E-LOAN, Inc.

PNA has issued junior subordinated debentures guaranteed by PIHC (together with PNA, the "obligor group") purchased by statutory trusts established by the Corporation. These debentures were purchased by the statutory trust using the proceeds from trust preferred securities issued to the public (referred to as "capital securities"), together with the proceeds of the related issuances of common securities of the trusts.

PIHC fully and unconditionally guarantees the junior subordinated debentures issued by PNA. PIHC's obligation to make a guarantee payment may be satisfied by direct payment of the required amounts to the holders of the applicable capital securities or by causing the applicable trust to pay such amounts to such holders. Each guarantee does not apply to any payment of distributions by the applicable trust except to the extent such trust has funds available for such payments. If PIHC does not make interest payments on the debentures held by such trust, such trust will not pay distributions on the applicable capital securities and will not have funds available for such payments. PIHC's guarantee of PNA's junior subordinated debentures is unsecured and ranks subordinate and junior in right of payment to all the PIHC's other liabilities in the same manner as the applicable debentures as set forth in the applicable indentures; and equally with all other guarantees that the PIHC issues. The guarantee constitutes a guarantee of payment and not of collection, which means that the guaranteed party may sue the guarantor to enforce its rights under the respective guarantee without suing any other person or entity.

The principal sources of funding for PIHC and PNA have included dividends received from their banking and non-banking subsidiaries, asset sales and proceeds from the issuance of debt and equity. As further described below, in the Risk to Liquidity section, various statutory provisions limit the amount of dividends an insured depository institution may pay to its holding company without regulatory approval.

The following summarized financial information presents the financial position of the obligor group, on a combined basis at December 31, 2022 and December 31, 2021, and the results of their operations for the period ended December 31, 2022 and December 31, 2021. Investments in and equity in the earnings from the other subsidiaries and affiliates that are not members of the obligor group have been excluded.

The summarized financial information of the obligor group is presented on a combined basis with intercompany balances and transactions between entities in the obligor group eliminated. The obligor group's amounts due from, amounts due to and transactions with subsidiaries and affiliates have been presented in separate line items, if they are material. In addition, related parties transactions are presented separately.

Table 19 - Summarized Statement of Condition

(In thousands)	December 31, 2022	December 31, 2021
Assets		
Cash and money market investments	$ 203,083	$291,540
Investment securities	24,815	25,691
Accounts receivables from non-obligor subsidiaries	16,853	17,634
Other loans (net of allowance for credit losses of $370 (2021 - $96))	27,826	29,349
Investment in equity method investees	5,350	114,955
Other assets	45,278	42,251
Total assets	$ 323,205	$521,420
Liabilities and Stockholders' deficit		
Accounts payable to non-obligor subsidiaries	$ 3,709	$ 6,481
Accounts payable to affiliates and related parties	–	1,254
Notes payable	497,428	496,134
Other liabilities	112,847	97,172
Stockholders' deficit	(290,779)	(79,621)
Total liabilities and stockholders' deficit	$ 323,205	$521,420

Table 20 - Summarized Statement of Operations

	For the years ended	
(In thousands)	December 31, 2022	December 31, 2021
Income:		
Dividends from non-obligor subsidiaries	$458,000	$792,000
Interest income from non-obligor subsidiaries and affiliates	705	848
Earnings from investments in equity method investees	15,688	29,387
Other operating income	145,295	3,136
Total income	$619,688	$825,371
Expenses:		
Services provided by non-obligor subsidiaries and affiliates (net of reimbursement by subsidiaries for services provided by parent of $222,935 (2021 - $162,019))	$ 18,467	$ 13,594
Other operating expenses	23,607	33,524
Total expenses	$ 42,074	$ 47,118
Net income (loss)	$577,614	$778,253

During the year ended December 31, 2022, the Obligor group recorded $1.5 million of dividend distributions from its direct equity method investees, and $72.0 million of dividend distributions from non-obligor subsidiaries which were recorded as a reduction to the investments. During the year ended December 31, 2021, the Obligor group recorded $3.0 million of distributions from its direct equity method investees, of which $2.3 million were related to dividend distributions.

In addition, during the year ending December 31, 2022, the Obligor group recorded $228.1 million in proceeds from the sale of two of its direct equity method investees (2021- $0).

Risks to Liquidity

Total lines of credit outstanding are not necessarily a measure of the total credit available on a continuing basis. Some of these lines could be subject to collateral requirements, standards of creditworthiness, leverage ratios and other regulatory requirements, among other factors. Derivatives, such as those embedded in long-term repurchase transactions or interest rate swaps, and off-balance sheet exposures, such as recourse, performance bonds or credit card arrangements, are subject to collateral requirements. As their fair value increases, the collateral requirements may increase, thereby reducing the balance of unpledged securities.

The importance of the Puerto Rico market for the Corporation is an additional risk factor that could affect its financing activities. In the case of a deterioration in economic and fiscal conditions in Puerto Rico, the credit quality of the Corporation could be affected and result in higher credit costs. Refer to the Geographic and Government Risk section of this MD&A for some highlights on the current status of the Puerto Rico economy and the ongoing fiscal crisis.

Factors that the Corporation does not control, such as the economic outlook and credit ratings of its principal markets and regulatory changes, could also affect its ability to obtain funding. In order to prepare for the possibility of such scenario, management has adopted contingency plans for raising financing under stress scenarios when important sources of funds that are usually fully available are temporarily unavailable. These plans call for using alternate funding mechanisms, such as the pledging of certain asset classes and accessing secured credit lines and loan facilities put in place with the FHLB and the FRB. The Corporation is subject to positive tangible capital requirements to utilize secured loan facilities with the FHLB that could result in a limitation of borrowing amounts or maturity terms, even if the Corporation exceeds well-capitalized regulatory capital levels.

The credit ratings of Popular's debt obligations are a relevant factor for liquidity because they impact the Corporation's ability to borrow in the capital markets, its cost and access to funding sources. Credit ratings are based on the financial strength, credit quality and concentrations in the loan portfolio, the level and volatility of earnings, capital adequacy, the quality of management, geographic concentration in Puerto Rico, the liquidity of the balance sheet, the availability of a significant base of core retail and commercial deposits, and the Corporation's ability to access a broad array of wholesale funding sources, among other factors.

Furthermore, various statutory provisions limit the amount of dividends an insured depository institution may pay to its holding company without regulatory approval. A member bank must obtain the approval of the Federal Reserve Board for any dividend, if the total of all dividends declared by the member bank during the calendar year would exceed the total of its net income for that year, combined with its retained net income for the preceding two years, after considering those years' dividend activity, less any required transfers to surplus or to a fund for the retirement of any preferred stock. During the year ended December 31, 2022, BPPR declared cash dividends of $450 million, a portion of which was used by Popular for the payments of the cash dividends on its outstanding common stock and $231 million in accelerated stock repurchases. At December 31, 2022, BPPR needed to obtain prior approval of the Federal Reserve Board before declaring a dividend in excess of $53 million due to its declared dividend activity and transfers to statutory reserves over the three years ended December 31, 2022. In addition, a member bank may not declare or pay a dividend in an amount greater than its undivided profits as reported in its Report of Condition and Income, unless the member bank has received the approval of the Federal Reserve Board. A member bank also may not permit any portion of its permanent capital to be withdrawn unless the withdrawal has been approved by the Federal Reserve Board. Pursuant to these requirements, PB may not declare or pay a dividend without the prior approval of the Federal Reserve Board and the NYSDFS. The ability of a bank subsidiary to up-stream dividends to its BHC could thus be impacted by its financial performance and capital, including tangible and regulatory capital, thus potentially limiting the amount of cash moving up to the BHCs from the banking subsidiaries. This could, in turn, affect the BHCs ability to declare dividends on its outstanding common and preferred stock, repurchase its securities or meet its debt obligations, for example.

The Corporation's banking subsidiaries have historically not used unsecured capital market borrowings to finance its operations, and therefore are less sensitive to the level and changes in the Corporation's overall credit ratings.

Obligations Subject to Rating Triggers or Collateral Requirements

The Corporation's banking subsidiaries currently do not use borrowings that are rated by the major rating agencies, as these banking subsidiaries are funded primarily with deposits and secured borrowings. The banking subsidiaries had $9 million in deposits at December 31, 2022 that are subject to rating triggers.

In addition, certain mortgage servicing and custodial agreements that BPPR has with third parties include rating covenants. In the event of a credit rating downgrade, the third parties have the right to require the institution to engage a substitute cash custodian for escrow deposits and/or increase collateral levels securing the recourse obligations. Also, as discussed in Note 23 to the Consolidated Financial Statements, the Corporation services residential mortgage loans subject to credit recourse provisions. Certain contractual agreements require the Corporation to post collateral to secure such recourse obligations if the institution's required credit ratings are not maintained. Collateral pledged by the Corporation to secure recourse obligations amounted to approximately $29 million at December 31, 2022. The Corporation could be required to post additional collateral under the agreements. Management expects that it would be able to meet additional collateral requirements if and when needed. The requirements to post collateral under certain agreements or the loss of escrow deposits could reduce the Corporation's liquidity resources and impact its operating results.

Credit Risk

Geographic and Government Risk

The Corporation is exposed to geographic and government risk. The Corporation's assets and revenue composition by geographical area and by business segment reporting are presented in Note 37 to the Consolidated Financial Statements.

Commonwealth of Puerto Rico

A significant portion of our financial activities and credit exposure is concentrated in the Commonwealth of Puerto Rico ("Puerto Rico"), which has faced severe economic and fiscal challenges in the past and may face additional challenges in the future.

Economic Performance.

Puerto Rico's economy suffered a severe and prolonged recession from 2007 to 2017, with real gross national product ("GNP") contracting approximately 15% during this period. In 2017, Hurricane María caused significant damage and destruction across the island, resulting in further economic contraction. Puerto Rico's economy has been gradually recovering since 2018, in part aided by the large amount of federal disaster relief and recovery assistance funds injected into the Puerto Rico economy in connection with Hurricane María and other recent natural disasters. This growth was interrupted by the economic shock caused by the COVID-19 pandemic in 2020, but has since resumed, in part aided by additional federal assistance from pandemic-related stimulus measures.

The latest Puerto Rico Economic Activity Index, published by the Economic Development Bank for Puerto Rico (the "Economic Activity Index"), reflected a 0.6% increase in

December 2022, compared to December 2021. During calendar year 2022, the Economic Activity Index increased by 1.8%, compared to the same period in calendar year 2021. The Economic Activity Index is a coincident indicator of ongoing economic activity but not a direct measurement of real GNP. According to the Puerto Rico Planning Board's latest economic forecast (dated August 2021), Puerto Rico's real GNP is projected to increase 1.7% during the current fiscal year (July 2022-June 2023).

While the Puerto Rico economy has not directly tracked the United States economy in recent years, many of the external factors that impact the Puerto Rico economy are affected by the policies and performance of the United States economy. These external factors include the level of interest rates and the rate of inflation. Inflation in the United States, as measured by the United States Consumer Price Index (published by the U.S. Bureau of Labor Statistics), increased 6.5% in calendar year 2022, mainly driven by pent-up demand and supply-chain disruptions caused by the pandemic. During the same period, inflation in Puerto Rico, as measured by the Puerto Rico Consumer Price Index (published by the Department of Labor and Human Resources of Puerto Rico), increased 6.1% for similar reasons. The rate of inflation has slowed down in recent months, following a mid-2022 peak, as the Federal Reserve has implemented a series of benchmark interest rate increases. The speed and scope of the inflation slowdown will inform if and how much interest rates will continue to increase, as well how these changes will impact the United States and Puerto Rico economies.

Fiscal Challenges.

As the Puerto Rico economy contracted, the government's public debt rose rapidly, in part from borrowing to cover deficits to pay debt service, pension benefits and other government expenditures. By 2016, the Puerto Rico government had over $120 billion in combined debt and unfunded pension liabilities, had lost access to the capital markets, and was in the midst of a fiscal crisis.

Puerto Rico's escalating fiscal and economic challenges and imminent widespread defaults in its public debt prompted the U.S. Congress to enact the Puerto Rico Oversight, Management, and Economic Stability Act ("PROMESA") in June 2016. PROMESA created the "Oversight Board" with ample powers over Puerto Rico's fiscal and economic affairs and those of its public corporations, instrumentalities and municipalities (collectively, "PR Government Entities"). Pursuant to PROMESA, the Oversight Board will be in place until market access is restored and balanced budgets are produced for at least four consecutive years. PROMESA also established two mechanisms for the restructuring of the obligations of PR Government Entities: (a) Title III, which provides an in-court process that incorporates many of the powers and provisions of the U.S. Bankruptcy Code and permits adjustment of a broad

range of obligations, and (b) Title VI, which provides for a largely out-of-court process through which modifications to financial debt can be accepted by a supermajority of creditors and bind holdouts.

Since 2017, Puerto Rico and several of its instrumentalities have availed themselves of the debt restructuring mechanisms of Titles III and VI of PROMESA. The Puerto Rico government emerged from Title III of PROMESA in March 2022. Several instrumentalities, including Government Development Bank for Puerto Rico, the Puerto Rico Sales Tax Financing Corporation, and the Puerto Rico Highways and Transportation Authority, have also completed debt restructurings under Titles III or VI of PROMESA. While the majority of the debt has already been restructured, some PR Government Entities still face significant fiscal challenges. For example, the Puerto Rico Electric Power Authority is still in the process of restructuring its debts under Title III of PROMESA and other PR Government Entities, such as the Puerto Rico Industrial Development Company, have defaulted on their bonds but have not commenced debt restructuring proceedings under PROMESA.

Municipalities.

Puerto Rico's fiscal and economic challenges have also adversely impacted its municipalities. Budgetary subsidies to municipalities have gradually declined in recent years and are scheduled to be ultimately eliminated by fiscal year 2025 as part of the fiscal measures required by the Oversight Board. According to the latest Puerto Rico fiscal plan certified by the Oversight Board, municipalities have made little to no progress towards implementing the fiscal discipline required to reduce reliance on these budgetary appropriations and this lack of fiscal management may threaten the ability of certain municipalities to provide necessary services, such as health, sanitation, public safety and emergency services to their residents, forcing them to prioritize expenditures. Municipalities are subject to PROMESA and, at the Oversight Board's request, are required to submit fiscal plans and annual budgets to the Oversight Board for its review and approval. They are also required to seek Oversight Board approval to issue, guarantee or modify their debts and to enter into contracts with an aggregate value of $10 million or more. With the Oversight Board's approval, municipalities are also eligible to avail themselves of the debt restructuring processes provided by PROMESA. To date, however, no municipality has been subject to any such debt restructuring process.

Exposure of the Corporation

The credit quality of BPPR's loan portfolio reflects, among other things, the general economic conditions in Puerto Rico and other adverse conditions affecting Puerto Rico consumers and businesses. Deterioration in the Puerto Rico economy has resulted in the past, and could result in the future, in higher delinquencies, greater charge-offs and increased losses, which could materially affect our financial condition and results of operations.

At December 31, 2022, the Corporation's direct exposure to PR Government Entities totaled $374 million, of which $327 million were outstanding, compared to $367 million at December 31, 2021, of which $349 million were outstanding. A deterioration in Puerto Rico's fiscal and economic situation could adversely affect the value of our Puerto Rico government obligations, resulting in losses to us. Of the amount outstanding, $302 million consists of loans and $25 million are securities ($319 million and $30 million, respectively, at December 31, 2021). All of the Corporation's direct exposure outstanding at December 31, 2022 were obligations from various Puerto Rico municipalities. In most cases, these were "general obligations" of a municipality, to which the applicable municipality has pledged its good faith, credit and unlimited taxing power, or "special obligations" of a municipality, to which the applicable municipality has pledged basic property tax or sales tax revenues. At December 31, 2022, 73% of the Corporation's exposure to municipal loans and securities was concentrated in the municipalities of San Juan, Guaynabo, Carolina and Bayamón. For additional discussion of the Corporation's direct exposure to the Puerto Rico government and its instrumentalities and municipalities, refer to Note 24 – Commitments and Contingencies to the Consolidated Financial Statements.

In addition, at December 31, 2022, the Corporation had $251 million in loans insured or securities issued by Puerto Rico governmental entities, but for which the principal source of repayment is non-governmental ($275 million at December 31, 2021). These included $209 million in residential mortgage loans insured by the Puerto Rico Housing Finance Authority ("HFA"), a PR Government Entity (December 31, 2021 - $232 million). These mortgage loans are secured by first mortgages on Puerto Rico residential properties and the HFA insurance covers losses in the event of a borrower default and upon the satisfaction of certain other conditions. The Corporation also had, at December 31, 2022, $42 million in bonds issued by HFA which are secured by second mortgage loans on Puerto Rico residential properties, and for which HFA also provides insurance to cover losses in the event of a borrower default, and upon the satisfaction of certain other conditions (December 31, 2021 - $43 million). In the event that the mortgage loans insured by HFA and held by the Corporation directly or those serving as collateral for the HFA bonds default and the collateral is insufficient to satisfy the outstanding balance of these loans, HFA's ability to honor its insurance will depend, among other factors, on the financial condition of HFA at the time such obligations become due and payable. The Corporation does not consider the government guarantee when estimating the credit losses associated with this portfolio.

BPPR's commercial loan portfolio also includes loans to private borrowers who are service providers, lessors, suppliers or have other relationships with the government. These borrowers could be negatively affected by a deterioration in the fiscal and economic situation of PR Government Entities. Similarly, BPPR's mortgage and consumer loan portfolios include loans to government employees and retirees, which could also be negatively affected by fiscal measures, such as employee layoffs or furloughs or reductions in pension benefits, if the fiscal and economic situation deteriorates.

As of December 31, 2022, BPPR had $15.2 billion in deposits from the Puerto Rico government, its instrumentalities, and municipalities. The rate at which public deposit balances may decline is uncertain and difficult to predict. The amount and timing of any such reduction is likely to be impacted by, for example, the speed at which federal assistance is distributed and the financial condition, liquidity and cash management practices of such entities, as well as on the ability of BPPR to maintain these customer relationships.

The Corporation may also have direct exposure with regards to avoidance and other causes of action initiated by the Oversight Board on behalf of the Commonwealth or other Title III debtors. For additional information regarding such exposure, refer to Note 24 to the Consolidated Financial Statements.

United States Virgin Islands

The Corporation has operations in the United States Virgin Islands (the "USVI") and has credit exposure to USVI government entities.

The USVI has been experiencing a number of fiscal and economic challenges, which could adversely affect the ability of its public corporations and instrumentalities to service their outstanding debt obligations. PROMESA does not apply to the USVI and, as such, there is currently no federal legislation permitting the restructuring of the debts of the USVI and its public corporations and instrumentalities.

To the extent that the fiscal condition of the USVI continues to deteriorate, the U.S. Congress or the Government of the USVI may enact legislation allowing for the restructuring of the financial obligations of USVI government entities or imposing a stay on creditor remedies, including by making PROMESA applicable to the USVI.

At December 31, 2022, the Corporation had approximately $28 million in direct exposure to USVI government entities (December 31, 2021 - $70 million).

British Virgin Islands

The Corporation has operations in the British Virgin Islands ("BVI"), which has been negatively affected by the COVID-19 pandemic, particularly as a reduction in the tourism activity which accounts for a significant portion of its economy. Although the Corporation has no significant exposure to a single borrower in the BVI, at December 31, 2022 it has a loan portfolio amounting to approximately $214 million comprised of various retail and commercial clients, compared to a loan portfolio of $221 million at December 31, 2021.

U.S. Government

As further detailed in Notes 6 and 7 to the Consolidated Financial Statements, a substantial portion of the Corporation's investment securities represented exposure to the U.S. Government in the form of U.S. Government sponsored entities, as well as agency mortgage-backed and U.S. Treasury securities. In addition, $1.6 billion of residential mortgages, $38 million of SBA loans under the Paycheck Protection Program ("PPP") and $72 million commercial loans were insured or guaranteed by the U.S. Government or its agencies at December 31, 2022 (compared to $1.6 billion, $353 million and $67 million, respectively, at December 31, 2021).

Non-Performing Assets

Non-performing assets ("NPAs") include primarily past-due loans that are no longer accruing interest, renegotiated loans, and real estate property acquired through foreclosure. A summary, including certain credit quality metrics, is presented in Table 21.

During 2022, the Corporation showed favorable credit quality trends with low levels of NCOs and decreasing NPLs. We continue to closely monitor changes in the macroeconomic environment and borrower performance, given inflationary pressures and geopolitical uncertainty. However, management believes that the improvement over recent years in the risk profile of the Corporation's loan portfolios positions Popular to operate successfully under the current environment.

Total NPAs decreased by $104 million when compared with December 31, 2021. Total non-performing loans held-in-portfolio ("NPLs") decreased by $108 million from December 31, 2021. BPPR's NPLs decreased by $112 million, mainly driven by lower mortgage and commercial NPLs by $91 million and $38 million, respectively, in part offset by higher auto NPLs by $18 million. The mortgage NPLs decrease was mainly due to the combined effects of collection efforts, increased foreclosure activity and lower inflows compared with pre-pandemic trends. Popular U.S. NPLs increased by $4 million from December 31, 2021, mainly in the commercial portfolio, in part due to an $11 million commercial borrower

within the healthcare industry that was placed in non-accrual status and for which a partial charge-off of $8.7 million was recognized during the fourth quarter of 2022. At December 31, 2022, the ratio of NPLs to total loans held-in-portfolio was 1.4% compared to 1.9%, at December 31, 2021. Other real estate owned loans ("OREOs") increased by $4 million. At December 31, 2022, NPLs secured by real estate amounted to $303 million in the Puerto Rico operations and $33 million in Popular U.S. These figures were $428 million and $31 million, respectively, at December 31, 2021.

The Corporation's commercial loan portfolio secured by real estate ("CRE") amounted to $9.9 billion at December 31, 2022, of which $3.1 billion was secured with owner occupied properties, compared with $8.4 billion and $1.8 billion, respectively, at December 31, 2021. During the first quarter of 2022, the Corporation reclassified $0.9 billion of loans from the Commercial Real Estate ("CRE") Non-Owner-Occupied category to the CRE Owner-Occupied category. The selected loans are primarily to skilled and assisted living nursing homes where the majority of the revenues, which are the basis for the repayment of the loans, are generated from medical and related operational activities. These loans meet the type of business and source requirements as defined in the regulatory guidance allowing this classification. CRE NPLs amounted to $54 million at December 31, 2022, compared with $77 million at December 31, 2021. The CRE NPL ratios for the BPPR and Popular U.S. segments were 1.04% and 0.12%, respectively, at December 31, 2021, compared with 1.95% and 0.04%, respectively, at December 31, 2021.

In addition to the NPLs included in Table 21, at December 31, 2022, there were $374 million of performing loans, mostly commercial loans, which in management's opinion, are currently subject to potential future classification as non-performing (December 31, 2021 - $214 million).

For the year ended December 31, 2022, total inflows of NPLs held-in-portfolio, excluding consumer loans, decreased by approximately $74 million, when compared to the inflows for the same period in 2021. Inflows of NPLs held-in-portfolio at the BPPR segment decreased by $76 million compared to the same period in 2021, driven by lower mortgage and commercial inflows by $38 million each. Inflows of NPLs held-in-portfolio at the Popular U.S. segment increased by $2 million from the same period in 2021.

Table 21 - Non-Performing Assets

(Dollars in thousands)	December 31, 2022			December 31, 2021		
	BPPR	Popular U.S.	Popular, Inc.	BPPR	Popular U.S.	Popular, Inc.
Non-accrual loans:						
Commercial	$ 82,171	$10,868	$ 93,039	$120,047	$ 5,532	$125,579
Construction	–	–	–	485	–	485
Leasing	5,941	–	5,941	3,102	–	3,102
Mortgage	242,391	20,488	262,879	333,887	21,969	355,856
Auto	40,978	–	40,978	23,085	–	23,085
Consumer	30,528	6,076	36,604	33,683	6,087	39,770
Total non-performing loans held-in-portfolio	402,009	37,432	439,441	514,289	33,588	547,877
Other real estate owned ("OREO")	88,773	353	89,126	83,618	1,459	85,077
Total non-performing assets	$490,782	$37,785	$528,567	$597,907	$35,047	$632,954
Accruing loans past-due 90 days or more [2]	$351,248	$ 366	$351,614	$480,649	$ 118	$480,767
Non-performing loans to loans held-in-portfolio			1.37%			1.87%
Interest lost			$ 27,920			$ 38,123

[1] There were no non-performing loans held-for-sale as of December 31, 2022 and 2021.

[2] It is the Corporation's policy to report delinquent residential mortgage loans insured by FHA or guaranteed by the VA as accruing loans past due 90 days or more as opposed to non-performing since the principal repayment is insured. The balance of these loans includes $14 million at December 31, 2022 related to the rebooking of loans previously pooled into GNMA securities, in which the Corporation had a buy-back option as further described below (December 31, 2021 - $13 million). Under the GNMA program, issuers such as BPPR have the option but not the obligation to repurchase loans that are 90 days or more past due. For accounting purposes, these loans subject to the repurchase option are required to be reflected (rebooked) on the financial statements of BPPR with an offsetting liability. These balances include $190 million of residential mortgage loans insured by FHA or guaranteed by the VA that are no longer accruing interest as of December 31, 2022 (December 31, 2021 - $304 million). Furthermore, the Corporation has approximately $42 million in reverse mortgage loans which are guaranteed by FHA, but which are currently not accruing interest. Due to the guaranteed nature of the loans, it is the Corporation's policy to exclude these balances from non-performing assets (December 31, 2021 - $50 million).

Table 22 - Activity in Non-Performing Loans Held-in-Portfolio (Excluding Consumer Loans)

(In thousands)	For the year ended December 31, 2022		
	BPPR	Popular U.S.	Popular, Inc.
Beginning balance	$ 454,419	$ 27,501	$ 481,920
Plus:			
New non-performing loans	158,128	50,754	208,882
Advances on existing non-performing loans	–	2,825	2,825
Less:			
Non-performing loans transferred to OREO	(38,580)	(85)	(38,665)
Non-performing loans charged-off	(7,413)	(9,062)	(16,475)
Loans returned to accrual status / loan collections	(241,992)	(40,577)	(282,569)
Ending balance NPLs	$ 324,562	$ 31,356	$ 355,918

Table 23 - Activity in Non-Performing Loans Held-in-Portfolio (Excluding Consumer Loans)

	For the year ended December 31, 2021		
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance	$ 639,932	$ 28,412	$ 668,344
Plus:			
New non-performing loans	234,258	51,494	285,752
Advances on existing non-performing loans	–	84	84
Less:			
Non-performing loans transferred to OREO	(34,419)	–	(34,419)
Non-performing loans charged-off	(35,963)	(1,592)	(37,555)
Loans returned to accrual status / loan collections	(349,389)	(42,124)	(391,513)
Loans transferred to held-for-sale	–	(8,773)	(8,773)
Ending balance NPLs	$ 454,419	$ 27,501	$ 481,920

Table 24 - Activity in Non-Performing Commercial Loans Held-In-Portfolio

	For the year ended December 31, 2022		
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$120,047	$ 5,532	$125,579
Plus:			
New non-performing loans	19,476	33,861	53,337
Advances on existing non-performing loans	–	2,525	2,525
Less:			
Non-performing loans transferred to OREO	(4,763)	–	(4,763)
Non-performing loans charged-off	(5,872)	(8,935)	(14,807)
Loans returned to accrual status / loan collections	(46,717)	(22,115)	(68,832)
Ending balance - NPLs	$ 82,171	$ 10,868	$ 93,039

Table 25 - Activity in Non-Performing Commercial Loans Held-in-Portfolio

	For the year ended December 31, 2021		
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ 204,092	$ 5,988	$ 210,080
Plus:			
New non-performing loans	57,132	13,510	70,642
Advances on existing non-performing loans	–	52	52
Less:			
Non-performing loans transferred to OREO	(9,261)	–	(9,261)
Non-performing loans charged-off	(14,935)	(1,042)	(15,977)
Loans returned to accrual status / loan collections	(116,981)	(11,203)	(128,184)
Loans transferred to held-for-sale	–	(1,773)	(1,773)
Ending balance - NPLs	$ 120,047	$ 5,532	$ 125,579

Table 26 - Activity in Non-Performing Construction Loans Held-In-Portfolio

	For the year ended December 31, 2022		
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ 485	$–	$ 485
Less:			
Loans returned to accrual status / loan collections	(485)	–	(485)
Ending balance - NPLs	$ –	$–	$ –

Table 27 - Activity in Non-Performing Construction Loans Held-in-Portfolio

	For the year ended December 31, 2021		
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ 21,497	$ 7,560	$ 29,057
Plus:			
New non-performing loans	481	12,141	12,622
Less:			
Non-performing loans charged-off	(6,620)	(523)	(7,143)
Loans returned to accrual status / loan collections	(14,873)	(12,178)	(27,051)
Loans in accrual status transfer to held-for-sale	–	(7,000)	(7,000)
Ending balance - NPLs	$ 485	$ –	$ 485

Table 28 - Activity in Non-Performing Mortgage Loans Held-in-Portfolio

	For the year ended December 31, 2022		
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ 333,887	$ 21,969	$ 355,856
Plus:			
New non-performing loans	138,652	16,893	155,545
Advances on existing non-performing loans	–	300	300
Less:			
Non-performing loans transferred to OREO	(33,817)	(85)	(33,902)
Non-performing loans charged-off	(1,541)	(127)	(1,668)
Loans returned to accrual status / loan collections	(194,790)	(18,462)	(213,252)
Ending balance - NPLs	$ 242,391	$ 20,488	$ 262,879

Table 29 - Activity in Non-Performing Mortgage Loans Held-in-Portfolio

	For the year ended December 31, 2021		
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ 414,343	$ 14,864	$ 429,207
Plus:			
New non-performing loans	176,645	25,843	202,488
Advances on existing non-performing loans	–	32	32
Less:			
Non-performing loans transferred to OREO	(25,158)	–	(25,158)
Non-performing loans charged-off	(14,408)	(27)	(14,435)
Loans returned to accrual status / loan collections	(217,535)	(18,743)	(236,278)
Ending balance - NPLs	$ 333,887	$ 21,969	$ 355,856

Loan Delinquencies

Another key measure used to evaluate and monitor the Corporation's asset quality is loan delinquencies. Loans delinquent 30 days or more and delinquencies, as a percentage of their related portfolio category at December 31, 2022 and 2021, are presented below.

Table 30 - Loan Delinquencies

(Dollars in thousands)	2022			2021		
	Loans delinquent 30 days or more	Total loans	Total delinquencies as a percentage of total loans	Loans delinquent 30 days or more	Total loans	Total delinquencies as a percentage of total loans
Commercial	$ 119,476	$15,739,132	0.76%	$ 161,251	$13,732,701	1.17%
Construction	–	757,984	–	485	716,220	0.07
Leasing	21,487	1,585,739	1.36	14,379	1,381,319	1.04
Mortgage [1]	937,253	7,397,471	12.67	1,141,082	7,427,196	15.36
Consumer	216,401	6,597,443	3.28	173,896	5,983,121	2.91
Loans held-for-sale	–	5,381	–		59,168	–
Total	$1,294,617	$32,083,150	4.04%	$1,491,093	$29,299,725	5.09%

[1] Loans delinquent 30 days or more includes $0.5 billion of residential mortgage loans insured by FHA or guaranteed by the VA as of December 31, 2021 (December 31, 2020 - $0.6 billion). Refer to Note 8 to the Consolidated Financial Statements for additional information of guaranteed loans.

Allowance for Credit Losses ("ACL")

The Corporation adopted the new CECL accounting standard effective on January 1, 2020. The allowance for credit losses ("ACL"), represents management's estimate of expected credit losses through the remaining contractual life of the different loan segments, impacted by expected prepayments. The ACL is maintained at a sufficient level to provide for estimated credit losses on collateral dependent loans as well as troubled debt restructurings separately from the remainder of the loan portfolio. The Corporation's management evaluates the adequacy of the ACL on a quarterly basis. In this evaluation, management considers current conditions, macroeconomic economic expectations through a reasonable and supportable period, historical loss experience, portfolio composition by loan type and risk characteristics, results of periodic credit reviews of individual loans, and regulatory requirements, amongst other factors.

The Corporation must rely on estimates and exercise judgment regarding matters where the ultimate outcome is unknown, such as economic developments affecting specific customers, industries, or markets. Other factors that can affect management's estimates are recalibration of statistical models used to calculate lifetime expected losses, changes in underwriting standards, financial accounting standards and loan impairment measurements, among others. Changes in the financial condition of individual borrowers, in economic conditions, and in the condition of the various markets in which collateral may be sold, may also affect the required level of the allowance for credit losses. Consequently, the business financial condition, liquidity, capital, and results of operations could also be affected.

At December 31, 2022, the allowance for credit losses amounted to $720 million, an increase of $25 million, when

compared with December 31, 2021. Given that any one economic outlook is inherently uncertain, the Corporation leverages multiple scenarios to estimate its ACL. The baseline scenario continues to be assigned the highest probability, followed by the pessimistic scenario. The Corporation evaluates, at least on an annual basis, the assumptions tied to the CECL accounting framework. These include the reasonable and supportable period as well as the reversion window. During the third quarter of 2022, as part of its evaluation procedures, the Corporation decided to extend the reversion window from 1 year to 3 years. The extension in the reversion window results in a better representation of historical movements for key macroeconomic variables that impact the ACL. This change in assumptions contributed to a reduction of $11 million in the ACL. The reasonable and supportable period assumptions remained unchanged at 2-years.

The baseline scenario assumes a 2023 annualized GDP growth for Puerto Rico and the United States of 1.3% and 0.7%. For 2022, annualized expected growth was 2.6% and 1.8% for Puerto Rico and United States, respectively. The reduction in 2023 is due to the expected slowdown in the economy as a result of tight monetary policy, weaker job growth and persistent inflation. The 2023 average unemployment rate is forecasted at 7.8% and 4.0% for Puerto Rico and United States, respectively, compared to 2022 average levels of 6.4% for Puerto Rico and 3.7% for the United States. In 2023, weaker job growth due to the expected slowdown in the economy will contribute to the increase in unemployment rate.

The ACL for BPPR increased by $21 million to $616 million, when compared to December 31, 2021, mostly driven by changes in the economic scenario, higher loan volumes and changes in credit quality The ACL for Popular U.S. increased by $4 million to $105 million, when compared to December 31, 2021.

The provision for credit losses for the year ended December 31, 2022, amounted to an expense of $83.3 million, compared to a benefit of $183.3 million for the year ended December 31, 2021, as the prior year included reductions in reserves due to post-pandemic improvements in the macroeconomic outlook and lower NCOs. Refer to Note 9 – Allowance for credit losses – loans held-in-portfolio to the Consolidated Financial Statements, and to the Provision for Credit Losses section of this MD&A for additional information.

The following table presents net charge-offs to average loans held-in-portfolio ("HIP") ratios by loan category for the years ended December 31, 2022 and 2021:

Table 31 - Net Charge-Offs (Recoveries) to Average Loans HIP

	December 31, 2022			December 31, 2021		
	BPPR	Popular U.S.	Popular Inc.	BPPR	Popular U.S.	Popular Inc.
Commercial	(0.14)%	0.11%	(0.02)%	(0.24)%	(0.02)%	(0.15)%
Construction	(0.48)	(0.19)	(0.25)	1.27	(0.02)	0.19
Mortgage	(0.26)	–	(0.22)	0.04	–	0.04
Leasing	0.26	–	0.26	0.11	–	0.11
Consumer	1.22	1.33	1.22	0.58	0.99	0.60
Total	0.23%	0.12%	0.20%	0.09%	0.01%	0.07%

NCOs for the year ended December 31, 2022 amounted to $59.3 million, increasing by $38.6 million when compared to the same period in 2021. The BPPR segment increased by $29.4 million mainly driven by higher consumer NCOs by $40.5 million, mostly auto loans, in part offset by lower mortgage NCOs by $18.5 million. The increase in the consumer NCOs was mostly related to post-pandemic normalization, as NCOs continue at historical low levels. The PB segment NCOs increased by $9.2 million, mainly driven by higher commercial NCOs by $8.6 million, due to the $8.7 million charge-off during the fourth quarter of 2022 on the above-mentioned healthcare NPL.

Table 32 - Allowance for Credit Losses - Loan Portfolios

	December 31, 2022					
(Dollars in thousands)	Commercial	Construction	Mortgage	Leasing	Consumer	Total
Total ACL	$ 235,376	$ 4,246	$ 135,254	$ 20,618	$ 324,808	$ 720,302
Total loans held-in-portfolio	$15,739,132	$757,984	$7,397,471	$1,585,739	$6,597,443	$32,077,769
ACL to loans held-in-portfolio	1.50%	0.56%	1.83%	1.30%	4.92%	2.25%
Total Non-performing loans held-in-portfolio	$ 93,039	$ -	$ 262,879	$ 5,941	$ 77,582	$ 439,441
ACL to non-performing loans held-in-portfolio	252.99%	N.M.	51.45%	347.05%	418.66%	163.91%

N.M. - Not meaningful.

Table 33 - Allowance for Credit Losses - Loan Portfolios

	December 31, 2021					
(Dollars in thousands)	Commercial	Construction	Mortgage	Leasing	Consumer	Total
Total ACL	$ 215,805	$ 6,363	$ 154,478	$ 17,578	$ 301,142	$ 695,366
Total loans held-in-portfolio	$13,732,701	$716,220	$7,427,196	$1,381,319	$5,983,121	$29,240,557
ACL to loans held-in-portfolio	1.57%	0.89%	2.08%	1.27%	5.03%	2.38%
Total Non-performing loans held-in-portfolio	$ 125,579	$ 485	$ 355,856	$ 3,102	$ 62,855	$ 547,877
ACL to non-performing loans held-in-portfolio	171.85%	N.M.	43.41%	566.67%	479.11%	126.92%

N.M. - Not meaningful.

Table 34 details the breakdown of the allowance for credit losses by loan categories. The breakdown is made for analytical purposes, and it is not necessarily indicative of the categories in which future loan losses may occur.

Table 34 - Allocation of the Allowance for Credit Losses - Loans

	At December 31,			
	2022		**2021**	
(Dollars in millions)	ACL	% of loans in each category to total loans	ACL	% of loans in each category to total loans
Commercial	$235.4	49.1%	$215.8	47.0%
Construction	4.2	2.4	6.4	2.4
Mortgage	135.3	23.1	154.5	25.4
Leasing	20.6	4.9	17.6	4.7
Consumer	324.8	20.5	301.1	20.5
Total [1]	$720.3	100.0%	$695.4	100.0%

[1] Note: For purposes of this table the term loans refers to loans held-in-portfolio excluding loans held-for-sale.

Troubled debt restructurings

The Corporation's troubled debt restructurings ("TDRs") loans amounted to $1.6 billion at December 31, 2022, decreasing by $12 million, from December 31, 2021. A total of $725 million of these TDRs are related to guaranteed loans, which are in accruing status. The Corporation has offered to clients impacted by the hurricanes Fiona and Ian a moratorium of up to three monthly payments on personal and commercial credit cards, auto loans, leases, and personal loans, subject to certain eligibility requirements. Mortgage clients also benefited from different payment relief alternatives available, depending on their type of loan. Loan relief options for commercial clients were reviewed on a case-by-case basis. As of December 31, 2022, approximately 2,428 loans with a $94.8 million amortized cost were granted a moratorium of which 218 loans with a $7.7 million amortized cost have been classified as TDR.

TDRs in the BPPR segment amounted to $1.6 billion, a decrease of $12 million, mostly related to lower consumer TDRs by $11 million. The Popular U.S. segment TDRs have remained essentially flat since December 31, 2021. TDRs in accruing status increased by $26 million from December 31, 2021, mostly related to an increase of $26 million in BPPR's mortgage TDRs, while non-accruing TDRs decreased by $39 million, mostly related to lower mortgage and commercial TDRs by $26 million and $10 million, respectively.

Refer to Note 9 to the Consolidated Financial Statements for additional information on modifications considered TDRs, including certain qualitative and quantitative data about TDRs performed in the past twelve months.

Enterprise Risk Management

The Corporation's Board of Directors has established a Risk Management Committee ("RMC") to, among other things, assist the Board in its (i) oversight of the Corporation's overall risk framework and (ii) to monitor, review, and approve policies to measure, limit and manage the Corporation's risks.

The Corporation has established a three lines of defense framework: (a) business line management constitutes the first line of defense by identifying and managing the risks associated with business activities, (b) components of the Risk Management Group and the Corporate Security Group, among others, act as the second line of defense by, among other things, measuring and reporting on the Corporation's risk activities, and (c) the Corporate Auditing Division, as the third line of defense, reporting directly to the Audit Committee of the Board, by independently providing assurance regarding the effectiveness of the risk framework.

The Enterprise Risk Management Committee (the "ERM Committee") is a management committee whose purpose is to: (a) monitor the principal risks as defined in the Risk Appetite Statement ("RAS") of the Risk Management Policy affecting our business and within the Corporation's Enterprise Risk Management ("ERM") framework, (b) review key risk indicators and related developments at the business level consistent with the RAS, and (c) lead the incorporation of a uniform Governance, Risk and Compliance framework across the Corporation. The ERM Committee and the Enterprise Risk Management Department in the Financial and Operational Risk Management Division (the "FORM Division"), in coordination with the Chief Risk Officer, create the framework to identify and manage multiple and cross-enterprise risks, and to articulate the RAS and supporting metrics. Our risk management program monitors the following principal risks: credit, interest rate, market, liquidity, operational, cyber and information security, climate, legal, regulatory affairs, regulatory and financial compliance, BSA/ AML & sanctions, strategic and reputational.

The Enterprise Risk Management Department has established a process to ensure that an appropriate standard readiness assessment is performed before we launch a new product or service. Similar procedures are followed with the Treasury Division for transactions involving the purchase and sale of assets, and by the Mergers and Acquisitions Division for acquisition transactions.

The Asset/Liability Committee ("ALCO"), composed of senior management representatives from the business lines and corporate functions, and the Corporate Finance Group, are responsible for planning and executing the Corporation's market, interest rate risk, funding activities and strategy, as well as for implementing approved policies and procedures. The ALCO also reviews the Corporation's capital policy and the attainment of the capital management objectives. In addition, the Financial Risk, Corporate Insurance Advisory Department independently measures, monitors and reports compliance with liquidity and market risk policies, and oversees controls surrounding interest risk measurements.

The Corporate Compliance Committee, comprised of senior management team members and representatives from the Regulatory and Financial Compliance Division and the Financial Crimes Compliance Division, among others, are responsible for overseeing and assessing the adequacy of the risk management processes that underlie Popular's compliance program for identifying, assessing, measuring, monitoring, testing, mitigating, and reporting compliance risks. They also supervise Popular's reporting obligations under the compliance program so as to ensure the adequacy, consistency and timeliness of the reporting of compliance-related risks across the Corporation.

The Regulatory Affairs team is responsible for maintaining an open dialog with the banking regulatory agencies in order to ensure regulatory risks are properly identified, measured, monitored, as well as communicated to the appropriate regulatory agency as necessary to keep them apprised of material matters within the purview of these agencies.

The Credit Strategy Committee, composed of senior level management representatives from the business lines and corporate functions, and the Corporate Credit Risk Management Division, are responsible for managing the Corporation's overall credit exposure by establishing policies, standards and guidelines that define, quantify and monitor credit risk and assessing the adequacy of the allowance for credit losses.

The Corporation's Operational Risk Committee ("ORCO") and the Cyber Security Committee, which are composed of senior level management representatives from the business lines and corporate functions, provide executive oversight to facilitate consistency of effective policies, best practices, controls and monitoring tools for managing and assessing all types of operational risks across the Corporation. The FORM Division, within the Risk Management Group, serves as ORCO's operating arm and is responsible for establishing baseline processes to measure, monitor, limit and manage operational risk.

The Corporate Security Group ("CSG"), under the direction of the Chief Security Officer, leads all efforts pertaining to cybersecurity, enterprise fraud and data privacy, including developing strategies and oversight processes with policies and programs that mitigate compliance, operational, strategic, financial and reputational risks associated with the Corporation's and our customers' data and assets. The CSG also leads the Cyber Security Committee.

The Corporate Legal Division, in this context, has the responsibility of assessing, monitoring, managing and reporting with respect to legal risks, including those related to litigation, investigations and other material legal matters.

The Corporation has also established an ESG Committee whose purpose and responsibility is to oversee the Corporation's ESG strategies and support the development and consistent application of policies, processes and procedures that measure, limit and manage ESG matters and risks. The ESG Committee also assesses ESG-related considerations in the credit approval process of commercial credit applications.

The processes of strategic risk planning and the evaluation of reputational risk are on-going processes through which continuous data gathering and analysis are performed. In order to ensure strategic risks are properly identified and monitored, the Corporate Strategy and Transformation Division, which reports to the Corporation's Chief Operations Officer, performs periodic assessments regarding corporate strategic priority initiatives, such as the Corporation's transformation initiative and other emerging issues. The Acquisitions and Corporate Investments Division continuously assesses potential strategic transactions. The Corporate Communications Division is responsible for the monitoring, management and implementation of action plans with respect to reputational risk issues.

Popular's capital planning process integrates the Corporation's risk profile as well as its strategic focus, operating environment, and other factors that could materially affect capital adequacy in hypothetical highly-stressed business scenarios. Capital ratio targets and triggers take into consideration the different risks evaluated under Popular's risk management framework.

In addition to establishing a formal process to manage risk, our corporate culture is also critical to an effective risk management function. Through our Code of Ethics, the Corporation provides a framework for all our employees to conduct themselves with the highest integrity.

ADOPTION OF NEW ACCOUNTING STANDARDS AND ISSUED BUT NOT YET EFFECTIVE ACCOUNTING STANDARDS

Refer to Note 3, "New Accounting Pronouncements" to the Consolidated Financial Statements.

Statistical Summary 2022-2021
Statements of Financial Condition

	At December 31,	
(In thousands)	2022	2021
Assets:		
Cash and due from banks	$ 469,501	$ 428,433
Money market investments:		
Time deposits with other banks	5,614,595	17,536,719
Total money market investments	5,614,595	17,536,719
Trading account debt securities, at fair value	27,723	29,711
Debt securities available-for-sale, at fair value	17,804,374	24,968,269
Debt securities held-to-maturity, at amortized cost	8,525,366	79,461
Less – Allowance for credit losses	6,911	8,096
Debt securities held-to-maturity, net	8,518,455	71,365
Equity securities	195,854	189,977
Loans held-for-sale, at lower of cost or fair value	5,381	59,168
Loans held-in-portfolio:		
Loans held-in-portfolio	32,372,925	29,506,225
Less – Unearned income	295,156	265,668
Allowance for credit losses	720,302	695,366
Total loans held-in-portfolio, net	31,357,467	28,545,191
Premises and equipment, net	498,711	494,240
Other real estate	89,126	85,077
Accrued income receivable	240,195	203,096
Mortgage servicing rights, at fair value	128,350	121,570
Other assets	1,847,813	1,628,571
Goodwill	827,428	720,293
Other intangible assets	12,944	16,219
Total assets	$67,637,917	$75,097,899
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits:		
Non-interest bearing	$15,960,557	$15,684,482
Interest bearing	45,266,670	51,320,606
Total deposits	61,227,227	67,005,088
Assets sold under agreements to repurchase	148,609	91,603
Other short-term borrowings	365,000	75,000
Notes payable	886,710	988,563
Other liabilities	916,946	968,248
Total liabilities	63,544,492	69,128,502
Stockholders' equity:		
Preferred stock	22,143	22,143
Common stock	1,047	1,046
Surplus	4,790,993	4,650,182
Retained earnings	3,834,348	2,973,745
Treasury stock – at cost	(2,030,178)	(1,352,650)
Accumulated other comprehensive loss, net of tax	(2,524,928)	(325,069)
Total stockholders' equity	4,093,425	5,969,397
Total liabilities and stockholders' equity	$67,637,917	$75,097,899

Statistical Summary 2020-2022
Statements of Operations

(In thousands)	For the years ended December 31,		
	2022	2021	2020
Interest income:			
Loans	$1,876,166	$1,747,827	$1,742,390
Money market investments	118,080	21,147	19,721
Investment securities	471,665	353,663	329,440
Total interest income	2,465,911	2,122,637	2,091,551
Less - Interest expense	298,552	165,047	234,938
Net interest income	2,167,359	1,957,590	1,856,613
Provision for credit losses (benefit)	83,030	(193,464)	292,536
Net interest income after provision for credit losses	2,084,329	2,151,054	1,564,077
Mortgage banking activities	42,450	50,133	10,401
Net gain on sale of debt securities	–	23	41
Net (loss) gain, including impairment, on equity securities	(7,334)	131	6,279
Net (loss) gain on trading account debt securities	(784)	(389)	1,033
Net (loss) gain on sale of loans, including valuation adjustments on loans held-for-sale	–	(73)	1,234
Adjustment to indemnity reserves on loans sold	919	4,406	390
Other non-interest income	861,811	587,897	492,934
Total non-interest income	897,062	642,128	512,312
Operating expenses:			
Personnel costs	719,764	631,802	564,205
All other operating expenses	1,026,656	917,473	893,624
Total operating expenses	1,746,420	1,549,275	1,457,829
Income before income tax	1,234,971	1,243,907	618,560
Income tax expense	132,330	309,018	111,938
Net Income	$1,102,641	$ 934,889	$ 506,622
Net Income Applicable to Common Stock	$1,101,229	$ 933,477	$ 504,864

Statistical Summary 2020-2022
Average Balance Sheet and Summary of Net Interest Income

On a Taxable Equivalent Basis*

(Dollars in thousands)	2022 Average Balance	2022 Interest	2022 Average Rate	2021 Average Balance	2021 Interest	2021 Average Rate	2020 Average Balance	2020 Interest	2020 Average Rate
Assets									
Interest earning assets:									
Money market investments	$ 9,530,698	$ 118,079	1.24%	$15,999,741	$ 21,147	0.13%	$ 8,597,652	$ 19,723	0.23%
U.S. Treasury securities	21,141,431	448,961	2.12	12,396,773	266,670	2.16	12,107,819	257,308	2.13
Obligations of U.S. Government sponsored entities	41	2	5.66	7,972	120	1.50	70,424	2,818	4.00
Obligations of Puerto Rico, States and political subdivisions	67,965	7,824	11.51	75,607	7,608	10.06	82,051	5,705	6.95
Collateralized mortgage obligations and mortgage-backed securities	8,342,672	198,566	2.38	10,255,525	224,706	2.19	6,913,416	194,794	2.82
Other	190,489	8,925	4.68	194,640	9,027	4.64	178,818	7,369	4.12
Total investment securities	29,742,598	664,278	2.23	22,930,517	508,131	2.22	19,352,528	467,994	2.42
Trading account securities	51,357	3,049	5.94	84,380	4,339	5.16	69,446	4,165	6.00
Loans (net of unearned income)	30,405,280	1,924,895	6.33	29,074,036	1,794,789	6.19	28,384,981	1,785,022	6.29
Total interest earning assets/Interest income	$69,729,933	$2,710,301	3.89%	$68,088,674	$2,328,406	3.43%	$56,404,607	$2,276,904	4.04%
Total non-interest earning assets	3,078,671			3,079,976			3,178,848		
Total assets	$72,808,604			$71,168,650			$59,583,455		
Liabilities and Stockholders' Equity									
Interest bearing liabilities:									
Savings, NOW, money market and other interest bearing demand accounts	$41,769,576	$ 191,064	0.46%	$41,387,504	$ 59,034	0.15%	$32,077,578	$ 92,417	0.29%
Time deposits	6,853,127	61,781	0.90	7,028,334	52,587	0.75	7,970,474	83,438	1.05
Federal funds purchased	7	—	3.92	1	—	0.25	342	1	0.25
Securities purchased under agreement to resell	107,305	2,309	2.15	91,394	317	0.35	143,718	2,336	1.63
Other short-term borrowings	99,083	3,428	3.46	343	1	0.35	21,557	120	0.56
Notes payable	938,778	39,970	4.26	1,184,737	53,107	4.49	1,178,169	56,626	4.81
Total interest bearing liabilities/ Interest expense	49,767,876	298,552	0.60	49,692,313	165,046	0.33	41,391,838	234,938	0.57
Total non-interest bearing liabilities	17,031,503			15,698,685			12,771,679		
Total liabilities	66,799,379			65,390,998			54,163,517		
Stockholders' equity	6,009,225			5,777,652			5,419,938		
Total liabilities and stockholders' equity	$72,808,604			$71,168,650			$59,583,455		
Net interest income on a taxable equivalent basis		$2,411,749			$2,163,360			$2,041,966	
Cost of funding earning assets			0.43%			0.24%			0.42%
Net interest margin			3.46%			3.19%			3.62%
Effect of the taxable equivalent adjustment		244,390			205,770			185,353	
Net interest income per books		$2,167,359			$1,957,590			$1,856,613	

* Shows the effect of the tax exempt status of some loans and investments on their yield, using the applicable statutory income tax rates. The computation considers the interest expense disallowance required by the Puerto Rico Internal Revenue Code. This adjustment is shown in order to compare the yields of the tax exempt and taxable assets on a taxable basis.

Note: Average loan balances include the average balance of non-accruing loans. No interest income is recognized for these loans in accordance with the Corporation's policy.



Report of Management on Internal Control Over Financial Reporting

The management of Popular, Inc. (the "Corporation") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a - 15(f) and 15d - 15(f) under the Securities Exchange Act of 1934 and for our assessment of internal control over financial reporting. The Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America, and includes controls over the preparation of financial statements in accordance with the instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) to comply with the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA). The Corporation's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The management of Popular, Inc. has assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment, management concluded that the Corporation maintained effective internal control over financial reporting as of December 31, 2022 based on the criteria referred to above.

The Corporation's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2022, as stated in their report dated March 1, 2023 which appears herein.

Ignacio Alvarez
President and
Chief Executive Officer

Carlos J. Vázquez
Executive Vice President
and Chief Financial Officer



Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders of Popular, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial condition of Popular, Inc. and its subsidiaries (the "Corporation") as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive (loss) income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Corporation's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Corporation changed the manner in which it accounts for its allowance for credit losses in 2020.

Basis for Opinions

The Corporation's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Corporation's consolidated financial statements and on the Corporation's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management's assessment and our audit of Popular, Inc.'s internal control over financial reporting also included controls over the preparation of financial statements in accordance with the instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) to comply with the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA). A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses on Loans Held-in-Portfolio – Quantitative Models, and Qualitative Adjustments to the Puerto Rico Portfolios

As described in Notes 2 and 9 to the consolidated financial statements, the Corporation follows the current expected credit loss ("CECL") model, to establish and evaluate the adequacy of the allowance for credit losses ("ACL") to provide for expected losses in the loan portfolio. As of December 31, 2022, the allowance for credit losses was $720 million on total loans of $32 billion. This CECL model establishes a forward-looking methodology that reflects the expected credit losses over the lives of financial assets. The quantitative modeling framework includes competing risk models to generate lifetime defaults and prepayments, and other loan level modeling techniques to estimate loss severity. As part of this methodology, management evaluates various macroeconomic scenarios, and may apply probability weights to the outcome of the selected scenarios. The ACL also includes a qualitative framework that addresses losses that are expected but not captured within the quantitative modeling framework. In order to identify potential losses that are not captured through the models, management evaluated model limitations as well as the different risks covered by the variables used in each quantitative model. To complement the analysis, management also evaluated sectors that have low levels of historical defaults, but current conditions show the potential for future losses.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses on loans held-in-portfolio quantitative models, and qualitative adjustments to the Puerto Rico portfolios is a critical audit matter are (i) the significant judgment by management in determining the allowance for credit losses, including qualitative adjustments to the Puerto Rico portfolios, which in turn led to a high degree of auditor effort, judgment, and subjectivity in performing procedures and evaluating audit evidence relating to the allowance for credit losses, including management's selection of macroeconomic scenarios and probability weights applied; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for credit losses for loans held-in-portfolio, including qualitative adjustments to the Puerto Rico portfolios. These procedures also included, among others, testing management's process for estimating the allowance for credit losses by (i) evaluating the appropriateness of the methodology, including models used for estimating the ACL; (ii) evaluating the reasonableness of management's selection of various macroeconomic scenarios including probability weights applied to the expected loss outcome of the selected macroeconomic scenarios; (iii) evaluating the reasonableness of the qualitative adjustments to Puerto Rico portfolios allowance for credit losses; and (iv) testing the data used in the allowance for credit losses. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the methodology and models, the reasonableness of management's selection and weighting of macroeconomic scenarios used to estimate current expected credit losses and reasonableness of the qualitative adjustments to Puerto Rico portfolios allowance for credit losses.

Goodwill Annual Impairment Assessment – Banco Popular de Puerto Rico and Popular Bank Reporting Units

As described in Note 15 to the consolidated financial statements, the Corporation's consolidated goodwill balance was $827 million as of December 31, 2022, of which a significant portion relates to the Banco Popular de Puerto Rico ("BPPR") and Popular Bank ("PB") reporting units. Management conducts an impairment test as of July 31 of each year and on a more frequent basis if events or circumstances indicate an impairment could have taken place. In determining the fair value of each reporting unit, management generally uses a combination of methods, including market price multiples of comparable companies and transactions, as well as discounted cash flow analysis. Management evaluates the particular circumstances of each reporting unit in order to determine the most appropriate valuation methodology and the weights applied to each valuation methodology, as applicable. The computations require management to make estimates, assumptions and calculations related to: (i) a selection of comparable publicly traded companies, based on the nature of business, location and size; (ii) a selection of comparable acquisitions, (iii) calculation of average price multiples of relevant value drivers from a group of selected comparable companies and acquisitions; (iv) the discount rate applied to future earnings, based on an estimate of the cost of equity; (v) the potential future earnings of the reporting units; and (vi) the market growth and new business assumptions. Furthermore, as part of the analyses, management performed a reconciliation of the aggregate fair values determined for the reporting units to the market capitalization of the Corporation concluding that the fair value results determined for the reporting units were reasonable.

The principal considerations for our determination that performing procedures relating to goodwill annual impairment assessments of the Banco Popular de Puerto Rico and Popular Bank reporting units is a critical audit matter are (i) the significant judgment by management when determining the fair value measurements of the reporting units, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating evidence relating to the calculation of average price multiples of relevant value drivers from a group of selected comparable companies and acquisitions; the potential future earnings of the reporting unit; the estimated cost of equity; and the market growth and new business assumptions; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment process, including controls over the valuation of Banco Popular de Puerto Rico and Popular Bank reporting units. These procedures also included, among others, (i) testing management's process for determining the fair value estimates of Banco Popular de Puerto Rico and Popular Bank reporting units; (ii) evaluating the appropriateness of the discounted cash flow analyses and guideline public companies methodologies including the weights applied to each valuation method; (iii) testing the underlying data used in the estimates; (iv) evaluating the appropriateness of the calculation of average price multiples of relevant value drivers from a group of selected comparable companies and acquisitions; and (v) evaluating the potential future earnings of the reporting units; the estimated cost of equity; and the market growth and new business assumptions, including whether the assumptions used by management were reasonable considering, as applicable, (i) the current and past performance of the reporting units; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the methods and the reasonableness of certain significant assumptions.

PricewaterhouseCoopers LLP

San Juan, Puerto Rico
March 1, 2023

We have served as the Corporation's auditor since 1971, which includes periods before the Corporation became subject to SEC reporting requirements.

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. LLP-216 Expires Dec. 1, 2025
Stamp E497972 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

POPULAR, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(In thousands, except share information)	December 31, 2022	December 31, 2021
Assets:		
Cash and due from banks	$ 469,501	$ 428,433
Money market investments:		
Time deposits with other banks	5,614,595	17,536,719
Total money market investments	5,614,595	17,536,719
Trading account debt securities, at fair value:		
Other trading account debt securities	27,723	29,711
Debt securities available-for-sale, at fair value:		
Pledged securities with creditors' right to repledge	129,203	93,330
Other debt securities available-for-sale	17,675,171	24,874,939
Debt securities held-to-maturity, at amortized cost (fair value 2022 - $8,440,196; 2021 - $83,368)	8,525,366	79,461
Less – Allowance for credit losses	6,911	8,096
Debt securities held-to-maturity, net	8,518,455	71,365
Equity securities (realizable value 2022 - $196,665; 2021 - $192,345)	195,854	189,977
Loans held-for-sale, at lower of cost or fair value	5,381	59,168
Loans held-in-portfolio	32,372,925	29,506,225
Less – Unearned income	295,156	265,668
Allowance for credit losses	720,302	695,366
Total loans held-in-portfolio, net	31,357,467	28,545,191
Premises and equipment, net	498,711	494,240
Other real estate	89,126	85,077
Accrued income receivable	240,195	203,096
Mortgage servicing rights, at fair value	128,350	121,570
Other assets	1,847,813	1,628,571
Goodwill	827,428	720,293
Other intangible assets	12,944	16,219
Total assets	$67,637,917	$75,097,899
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits:		
Non-interest bearing	$15,960,557	$15,684,482
Interest bearing	45,266,670	51,320,606
Total deposits	61,227,227	67,005,088
Assets sold under agreements to repurchase	148,609	91,603
Other short-term borrowings	365,000	75,000
Notes payable	886,710	988,563
Other liabilities	916,946	968,248
Total liabilities	63,544,492	69,128,502
Commitments and contingencies (Refer to Note 24)		
Stockholders' equity:		
Preferred stock, 30,000,000 shares authorized; 885,726 shares issued and outstanding (2021 - 885,726)	22,143	22,143
Common stock, $0.01 par value; 170,000,000 shares authorized; 104,657,522 shares issued (2021 - 104,579,334) and 71,853,720 shares outstanding (2021 - 79,851,169)	1,047	1,046
Surplus	4,790,993	4,650,182
Retained earnings	3,834,348	2,973,745
Treasury stock - at cost, 32,803,802 shares (2021 - 24,728,165)	(2,030,178)	(1,352,650)
Accumulated other comprehensive loss, net of tax	(2,524,928)	(325,069)
Total stockholders' equity	4,093,425	5,969,397
Total liabilities and stockholders' equity	$67,637,917	$75,097,899

The accompanying notes are an integral part of these Consolidated Financial Statements.

POPULAR, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,		
(In thousands, except per share information)	2022	2021	2020
Interest income:			
Loans	$1,876,166	$1,747,827	$1,742,390
Money market investments	118,080	21,147	19,721
Investment securities	471,665	353,663	329,440
Total interest income	2,465,911	2,122,637	2,091,551
Interest expense:			
Deposits	252,845	111,621	175,855
Short-term borrowings	5,737	319	2,457
Long-term debt	39,970	53,107	56,626
Total interest expense	298,552	165,047	234,938
Net interest income	2,167,359	1,957,590	1,856,613
Provision for credit losses (benefit)	83,030	(193,464)	292,536
Net interest income after provision for credit losses (benefit)	2,084,329	2,151,054	1,564,077
Service charges on deposit accounts	157,210	162,698	147,823
Other service fees	334,009	311,248	257,892
Mortgage banking activities (Refer to Note 10)	42,450	50,133	10,401
Net gain on sale of debt securities	–	23	41
Net (loss) gain, including impairment on equity securities	(7,334)	131	6,279
Net (loss) profit on trading account debt securities	(784)	(389)	1,033
Net (loss) gain on sale of loans, including valuation adjustments on loans held-for-sale	–	(73)	1,234
Adjustments to indemnity reserves on loans sold	919	4,406	390
Other operating income	370,592	113,951	87,219
Total non-interest income	897,062	642,128	512,312
Operating expenses:			
Personnel costs	719,764	631,802	564,205
Net occupancy expenses	106,169	102,226	119,345
Equipment expenses	35,626	32,919	32,514
Other taxes	63,603	56,783	54,454
Professional fees	172,043	126,721	132,414
Technology and software expenses	291,902	277,979	263,886
Processing and transactional services	127,145	121,367	112,039
Communications	14,885	14,029	13,230
Business promotion	88,918	72,981	57,608
FDIC deposit insurance	26,787	25,579	23,868
Other real estate owned (OREO) income	(22,143)	(14,414)	(3,480)
Other operating expenses	109,446	92,169	81,349
Amortization of intangibles	3,275	9,134	6,397
Goodwill impairment charge	9,000	–	–
Total operating expenses	1,746,420	1,549,275	1,457,829
Income before income tax	1,234,971	1,243,907	618,560
Income tax expense	132,330	309,018	111,938
Net Income	$1,102,641	$ 934,889	$ 506,622
Net Income Applicable to Common Stock	$1,101,229	$ 933,477	$ 504,864
Net Income per Common Share – Basic	$ 14.65	$ 11.49	$ 5.88
Net Income per Common Share – Diluted	$ 14.63	$ 11.46	$ 5.87

The accompanying notes are an integral part of these consolidated financial statements.

POPULAR, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Years ended December 31,		
(In thousands)	2022	2021	2020
Net income	$ 1,102,641	$ 934,889	$ 506,622
Other comprehensive (loss) income before tax:			
Foreign currency translation adjustment	10,572	3,947	(14,471)
Adjustment of pension and postretirement benefit plans	7,811	36,950	(9,032)
Amortization of net losses	15,644	20,749	21,447
Unrealized net holding (losses) gains on debt securities arising during the period	(2,539,421)	(619,470)	419,993
Reclassification adjustment for gains included in net income	–	(23)	(41)
Amortization of unrealized losses of debt securities transfer from available-for-sale to held-to-maturity [1]	41,642	–	–
Unrealized net gains (losses) on cash flow hedges	3,719	539	(8,872)
Reclassification adjustment for net (gains) losses included in net income	(960)	1,847	6,379
Other comprehensive (loss) income before tax	(2,460,993)	(555,461)	415,403
Income tax benefit (expense)	261,134	40,401	(55,474)
Total other comprehensive (loss) income, net of tax	(2,199,859)	(515,060)	359,929
Comprehensive (loss) income, net of tax	$ (1,097,218)	$ 419,829	$ 866,551

Tax effect allocated to each component of other comprehensive (loss) income:

	Years ended December 31,		
(In thousands)	2022	2021	2020
Adjustment of pension and postretirement benefit plans	$ (2,929)	$(13,856)	$ 3,387
Amortization of net losses	(5,867)	(7,781)	(8,042)
Unrealized net holding (losses) gains on debt securities arising during the period	278,324	62,468	(51,213)
Reclassification adjustment for gains included in net income	–	5	6
Amortization of unrealized losses of debt securities transfered from available-for-sale to held-to-maturity [1]	(8,328)	–	–
Unrealized net gains (losses) on cash flow hedges	(612)	(172)	2,472
Reclassification adjustment for net (gains) losses included in net income	546	(263)	(2,084)
Income tax benefit (expense)	$261,134	$ 40,401	$(55,474)

[1]   In October 2022, the Corporation transferred U.S. Treasury securities with a fair value of $6.5 billion (par value of $7.4 billion) from its available-for-sale portfolio to its held-to-maturity portfolio. Refer to Note 7 to the Consolidated Financial Statements for additional information.

The accompanying notes are an integral part of these consolidated financial statements.

POPULAR, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)	Common stock	Preferred stock	Surplus	Retained earnings	Treasury stock	Accumulated other comprehensive (loss) income	Total
Balance at December 31, 2019	$1,044	$ 50,160	$4,447,412	$2,147,915	$ (459,814)	$ (169,938)	$ 6,016,779
Cumulative effect of accounting change				(205,842)			(205,842)
Net income				506,622			506,622
Issuance of stock	1		4,262				4,263
Dividends declared:							
Common stock[1]				(136,561)			(136,561)
Preferred stock				(1,758)			(1,758)
Common stock purchases [2]			76,335		(580,507)		(504,172)
Common stock reissuance			(1,192)		6,022		4,830
Preferred Stock, Redemption Amount[3]		(28,017)					(28,017)
Stock based compensation			(4,731)		17,345		12,614
Other comprehensive income, net of tax						359,929	359,929
Transfer to statutory reserve			49,448	(49,448)			–
Balance at December 31, 2020	$1,045	$ 22,143	$4,571,534	$2,260,928	$(1,016,954)	$ 189,991	$ 6,028,687
Net income				934,889			934,889
Issuance of stock	1		4,673				4,674
Dividends declared:							
Common stock[1]				(142,290)			(142,290)
Preferred stock				(1,412)			(1,412)
Common stock purchases[4]			(8,557)		(347,093)		(355,650)
Stock based compensation			4,162		11,397		15,559
Other comprehensive loss, net of tax						(515,060)	(515,060)
Transfer to statutory reserve			78,370	(78,370)			–
Balance at December 31, 2021	$1,046	$ 22,143	$4,650,182	$2,973,745	$(1,352,650)	$ (325,069)	$ 5,969,397
Net income				1,102,641			1,102,641
Issuance of stock	1		5,836				5,837
Dividends declared:							
Common stock[1]				(163,693)			(163,693)
Preferred stock				(1,412)			(1,412)
Common stock purchases[5]			53,592		(691,256)		(637,664)
Stock based compensation			4,450		13,728		18,178
Other comprehensive loss, net of tax						(2,199,859)	(2,199,859)
Transfer to statutory reserve			76,933	(76,933)			–
Balance at December 31, 2022	$1,047	$ 22,143	$4,790,993	$3,834,348	$(2,030,178)	$(2,524,928)	$ 4,093,425

[1] Dividends declared per common share during the year ended December 31, 2022 - $2.20 (2021 - $1.75; 2020 - $1.60).
[2] During the year ended December 31, 2020, the Corporation completed a $500 million accelerated share repurchase transaction with respect to its common stock, which was accounted for as a treasury stock transaction. Refer to Note 20 for additional information.
[3] On February 24, 2020, the Corporation redeemed all the outstanding shares of 2008 Series B Preferred Stock. Refer to Note 20 for additional information.
[4] During the year ended December 31, 2021, the Corporation completed a $350 million accelerated share repurchase transaction with respect to its common stock, which was accounted for as a treasury stock transaction. Refer to Note 20 for additional information.
[5] During the year ended December 31, 2022, the Corporation completed two accelerated share repurchase transaction with respect to its common stock, which were accounted for as a treasury stock transactions. The aggregate amount of both transactions was $631 million. Refer to Note 20 for additional information.

	Years ended December 31,		
	2022	2021	2020
Disclosure of changes in number of shares:			
Preferred Stock:			
Balance at beginning of year	885,726	885,726	2,006,391
Redemption of stocks	–	–	(1,120,665)
Balance at end of year	885,726	885,726	885,726
Common Stock:			
Balance at beginning of year	104,579,334	104,508,290	104,392,222
Issuance of stock	78,188	71,044	116,068
Balance at end of year	104,657,522	104,579,334	104,508,290
Treasury stock	(32,803,802)	(24,728,165)	(20,264,055)
Common Stock – Outstanding	71,853,720	79,851,169	84,244,235

The accompanying notes are an integral part of these consolidated financial statements.

POPULAR, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
(In thousands)	2022	2021	2020
Cash flows from operating activities:			
Net income	$ 1,102,641	$ 934,889	$ 506,622
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses (benefit)	83,030	(193,464)	292,536
Goodwill impairment losses	9,000	–	–
Amortization of intangibles	3,275	9,134	6,397
Depreciation and amortization of premises and equipment	55,107	55,104	58,452
Net accretion of discounts and amortization of premiums and deferred fees	29,120	(21,962)	(63,300)
Interest capitalized on loans subject to the temporary payment moratorium or loss mitigation alternatives	(11,521)	(15,567)	(95,212)
Share-based compensation	16,727	17,774	8,254
Impairment losses on right-of-use and long-lived assets	2,233	5,320	18,004
Fair value adjustments on mortgage servicing rights	(166)	10,206	42,055
Fair value adjustment for contingent consideration	(9,241)	–	–
Adjustments to indemnity reserves on loans sold	(919)	(4,406)	(390)
Earnings from investments under the equity method, net of dividends or distributions	(29,522)	(50,942)	(27,738)
Deferred income tax (benefit) expense	(33,129)	229,371	75,044
(Gain) loss on:			
Disposition of premises and equipment and other productive assets	(9,453)	(18,393)	(11,561)
Proceeds from insurance claims	–	–	(366)
Sale of debt securities	–	(23)	(41)
Sale of loans, including valuation adjustments on loans held-for-sale and mortgage banking activities	252	(21,611)	(32,449)
Sale of equity method investment	(8,198)	–	–
Disposition of stock as part of the Evertec Transactions	(240,412)	–	–
Sale of foreclosed assets, including write-downs	(33,008)	(30,098)	(19,958)
Acquisitions of loans held-for-sale	(122,363)	(251,336)	(227,697)
Proceeds from sale of loans held-for-sale	64,542	95,100	83,456
Net originations on loans held-for-sale	(202,913)	(527,585)	(391,537)
Net decrease (increase) in:			
Trading debt securities	353,301	741,465	493,993
Equity securities	54	(2,336)	(8,263)
Accrued income receivable	(62,932)	6,193	(35,616)
Other assets	76,589	25,022	114,329
Net increase (decrease) in:			
Interest payable	6,061	(5,395)	(5,404)
Pension and other postretirement benefits obligation	(2,893)	(4,104)	5,898
Other liabilities	(20,724)	22,802	(106,736)
Total adjustments	(88,103)	70,269	172,150
Net cash provided by operating activities	1,014,538	1,005,158	678,772
Cash flows from investing activities:			
Net decrease (increase) in money market investments	11,922,703	(5,895,789)	(8,378,577)
Purchases of investment securities:			
Available-for-sale	(22,232,278)	(14,672,856)	(21,033,807)
Held-to-maturity	(1,879,443)	–	–
Equity	(48,921)	(16,196)	(30,794)
Proceeds from calls, paydowns, maturities and redemptions of investment securities:			
Available-for-sale	20,143,921	9,602,430	18,224,362
Held-to-maturity	9,826	15,700	6,733
Proceeds from sale of investment securities:			
Available-for-sale	–	235,992	5,103
Equity	42,990	2,904	25,206
Net (disbursements) repayments on loans	(2,237,084)	469,268	(875,941)
Proceeds from sale of loans	141,314	203,179	84,385
Acquisition of loan portfolios	(753,684)	(348,179)	(1,138,276)
Payments to acquire other intangible	–	(905)	(83)
Payments to acquire businesses, net of cash acquired	–	(155,828)	–
Return of capital from equity method investments	681	6,362	959
Payments to acquire equity method investments	(1,625)	(375)	(1,778)
Proceeds from sale of equity method investment	8,198	–	–
Proceeds from the Evertec stock sale	219,883	–	–
Acquisition of premises and equipment	(103,789)	(72,781)	(60,073)
Proceeds from insurance claims	–	–	366
Proceeds from sale of:			
Premises and equipment and other productive assets	10,305	21,482	26,548
Foreclosed assets	107,203	86,942	77,521
Net cash provided by (used in) investing activities	5,350,200	(10,518,650)	(13,068,146)
Cash flows from financing activities:			
Net (decrease) increase in:			
Deposits	(5,770,261)	10,138,617	13,102,028
Assets sold under agreements to repurchase	57,006	(29,700)	(72,076)
Other short-term borrowings	290,000	75,000	–
Payments of notes payable	(103,147)	(237,713)	(139,920)
Principal payments of finance leases	(3,346)	(2,852)	(3,145)
Proceeds from issuance of notes payable	–	–	261,999
Proceeds from issuance of common stock	5,837	4,674	9,093
Payments for repurchase of redeemable preferred stock	–	–	(28,017)
Dividends paid	(161,516)	(141,466)	(133,645)
Net payments for repurchase of common stock	(631,893)	(350,535)	(500,479)
Payments related to tax withholding for share-based compensation	(5,771)	(5,115)	(3,693)
Net cash (used in) provided by financing activities	(6,323,091)	9,450,910	12,492,145
Net increase (decrease) in cash and due from banks, and restricted cash	41,647	(62,582)	102,771
Cash and due from banks, and restricted cash at beginning of period	434,512	497,094	394,323
Cash and due from banks, and restricted cash at end of period	$ 476,159	$ 434,512	$ 497,094

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated
Financial Statements

Note 1 - Nature of Operations and basis of Presentation

Nature of Operations

Popular, Inc. (the "Corporation" or "Popular") is a diversified, publicly-owned financial holding company subject to the supervision and regulation of the Board of Governors of the Federal Reserve System. The Corporation has operations in Puerto Rico, the mainland United States ("U.S.") and the U.S. and British Virgin Islands. In Puerto Rico, the Corporation provides retail, mortgage, and commercial banking services, through its principal banking subsidiary, Banco Popular de Puerto Rico ("BPPR"), as well as investment banking, broker-dealer, auto and equipment leasing and financing, and insurance services through specialized subsidiaries. In the mainland U.S., the Corporation provides retail, mortgage and commercial banking services through its New York-chartered banking subsidiary, Popular Bank ("PB" or "Popular U.S."), which has branches located in New York, New Jersey and Florida, and equipment leasing and financing services through Popular Equipment Finance ("PEF"), a wholly owned subsidiary of PB based in Minnesota.

Basis of Presentation

Leveraging the completion of the Evertec Transactions, as defined in Note 4 to the Consolidated Financial Statements, the Corporation embarked on a broad-based multi-year, technological and business process transformation during the second half of 2022. The needs and expectations of our clients, as well as the competitive landscape, have evolved, requiring us to make important investments in our technological infrastructure and adopt more agile practices. Our technology and business transformation will be a significant priority for the Corporation over the next three years and beyond.

As part of this transformation, we aim to expand our digital capabilities, modernize our technology platform, and implement agile and efficient business processes across the entire Corporation. To facilitate the transparency of the progress with the transformation initiative and to better portray the level of technology related expenses categorized by the nature of the expense, effective in the fourth quarter of 2022, the Corporation has separated technology, professional fees and transactional and items processing related expenses as standalone expense categories in the accompanying Consolidated statement of operations. There were no changes to the total operating expenses presented. Prior periods amount in the financial statements and related disclosures have been reclassified to conform to the current presentation.

The following table provides the detail of the reclassifications for each respective year:

	2021			2020		
Financial statement line item	As reported	Adjustments	Adjusted	As reported	Adjustments	Adjusted
Equipment expenses	$ 92,097	$ (59,178)	$ 32,919	$ 88,932	$ (56,418)	$ 32,514
Professional services	410,865	(284,144)	126,721	394,122	(261,708)	132,414
Technology and software expenses	–	277,979	277,979	–	263,886	263,886
Processing and transactional services	–	121,367	121,367	–	112,039	112,039
Communications	25,234	(11,205)	14,029	23,496	(10,266)	13,230
Other expenses	136,988	(44,819)	92,169	128,882	(47,533)	81,349
Net effect on operating expenses	$665,184	$ –	$665,184	$635,432	$ –	$635,432

Note 2 - Summary of significant accounting policies

The accounting and financial reporting policies of Popular, Inc. and its subsidiaries (the "Corporation") conform with accounting principles generally accepted in the United States of America and with prevailing practices within the financial services industry.

The following is a description of the most significant of these policies:

Principles of consolidation

The consolidated financial statements include the accounts of Popular, Inc. and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. In accordance with the consolidation guidance for variable interest entities, the Corporation would also consolidate any variable interest entities ("VIEs") for which it has a controlling financial interest; and therefore, it is the primary beneficiary. Assets held in a fiduciary capacity are not assets of the Corporation and, accordingly, are not included in the Consolidated Statements of Financial Condition.

Unconsolidated investments, in which there is at least 20% ownership and / or the Corporation exercises significant influence, are generally accounted for by the equity method with earnings recorded in other operating income. Limited partnerships are also accounted for by the equity method unless the investor's interest is so "minor" that the limited partner may have virtually no influence over partnership operating and financial policies. These investments are included in other assets and the Corporation's proportionate share of income or loss is included in other operating income.

Statutory business trusts that are wholly-owned by the Corporation and are issuers of trust preferred securities are not consolidated in the Corporation's Consolidated Financial Statements.

Business combinations

Business combinations are accounted for under the acquisition method. Under this method, assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date are measured at their fair values as of the acquisition date. The acquisition date is the date the acquirer obtains control. Transaction costs are expensed as incurred. Contingent consideration classified as an asset or a liability is remeasured to fair value at each reporting date until the contingency is resolved. The changes in fair value of the contingent consideration are recognized in earnings unless the arrangement is a hedging instrument for which changes are initially recognized in other comprehensive income. Refer to Note 4 for information of business combinations completed by the Corporation for the years presented.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value measurements

The Corporation determines the fair values of its financial instruments based on the fair value framework established in the guidance for Fair Value Measurements in ASC Subtopic 820-10, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standard describes three levels of inputs that may be used to measure fair value which are (1) quoted market prices for identical assets or liabilities in active markets, (2) observable market-based inputs or unobservable inputs that are corroborated by market data, and (3) unobservable inputs that are not corroborated by market data. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

The guidance in ASC Subtopic 820-10 also addresses measuring fair value in situations where markets are inactive and transactions are not orderly. Transactions or quoted prices for assets and liabilities may not be determinative of fair value when transactions are not orderly, and thus, may require adjustments to estimate fair value. Price quotes based on transactions that are not orderly should be given little, if any, weight in measuring fair value. Price quotes based on transactions that are orderly shall be considered in determining fair value, and the weight given is based on facts and circumstances. If sufficient information is not available to determine if price quotes are based on orderly transactions, less weight should be given to the price quote relative to other transactions that are known to be orderly.

Investment securities

Investment securities are classified in four categories and accounted for as follows:

- Debt securities that the Corporation has the intent and ability to hold to maturity are classified as debt securities held-to-maturity and reported at amortized cost. An ACL is established for the expected credit losses over the remaining term of debt securities held-to-maturity. The Corporation has established a methodology to estimate credit losses which considers qualitative factors, including internal credit ratings and the underlying source of repayment in determining the amount of expected credit losses. Debt securities held-to-maturity are written-off through the ACL when a portion or the entire amount is deemed uncollectible, based on the information considered to develop expected credit losses through the life of the asset. The ACL is estimated by leveraging the expected loss framework for mortgages in the case of securities collateralized by 2nd lien loans and the commercial C&I models for municipal bonds. As part of this framework, internal factors are stressed, as a qualitative adjustment, to reflect current conditions that are not necessarily captured within the historical loss experience. The modeling framework includes a 2-year reasonable and supportable period gradually reverting, over a 3-years horizon, to historical information at the model input level. The Corporation may not sell or transfer held-to-maturity securities without calling into question its intent to hold other debt securities to maturity, unless a nonrecurring or unusual event that could not have been reasonably anticipated has occurred.

- Debt securities classified as trading securities are reported at fair value, with unrealized and realized gains and losses included in non-interest income.

- Debt securities classified as available-for-sale are reported at fair value. Declines in fair value below the securities' amortized cost which are not related to estimated credit losses are recorded through other comprehensive income or loss, net of taxes. If the Corporation intends to sell or believes it is more likely than not that it will be required to sell the debt security, it is written down to fair value through earnings. Credit losses relating to available-for-sale debt securities are recorded through an ACL, which are limited to the difference between the amortized cost and the fair value of the asset. The ACL is established for the expected credit losses over the remaining term of debt security. The Corporation's portfolio of available-for-sale securities is comprised mainly of U.S. Treasury notes and obligations from the U.S. Government. These securities have an explicit or implicit guarantee from the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses. Accordingly, the Corporation applies a zero-credit loss assumption and no ACL for these securities has been established. The Corporation monitors its securities portfolio composition and credit performance on a quarterly basis to determine if any allowance is considered necessary. Debt securities available-for-sale are written-off when a portion or the entire amount is deemed uncollectible, based on the information considered to develop expected credit losses through the life of the asset. The specific identification method is used to determine realized gains and losses on debt securities available-for-sale, which are included in net (loss) gain on sale of debt securities in the Consolidated Statements of Operations.

- Equity securities that have readily available fair values are reported at fair value. Equity securities that do not have readily available fair values are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Stock that is owned by the Corporation to comply with regulatory requirements, such as Federal Reserve Bank and Federal Home Loan Bank ("FHLB") stock, is included in this category, and their realizable value equals their cost. Unrealized and realized gains and losses and any impairment on equity securities are included in net gain (loss), including impairment on equity securities in the Consolidated Statements of Operations. Dividend income from investments in equity securities is included in interest income.

The amortization of premiums is deducted and the accretion of discounts is added to net interest income based on the interest method over the outstanding period of the related securities. Purchases and sales of securities are recognized on a trade date basis.

Derivative financial instruments

All derivatives are recognized on the Statements of Financial Condition at fair value. The Corporation's policy is not to offset the fair value amounts recognized for multiple derivative instruments executed with the same counterparty under a master netting arrangement nor to offset the fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments.

For a cash flow hedge, changes in the fair value of the derivative instrument are recorded net of taxes in accumulated other comprehensive income/(loss) and subsequently reclassified to net income (loss) in the same period(s) that the hedged transaction impacts earnings. For free-standing derivative instruments, changes in fair values are reported in current period earnings.

Prior to entering a hedge transaction, the Corporation formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative instruments to specific assets and liabilities on the Statements of Financial Condition or to specific forecasted transactions or firm commitments along with a formal assessment, at both inception of the hedge and on an ongoing basis, as to the effectiveness of the derivative instrument in offsetting changes in fair values or cash flows of the hedged item. Hedge accounting is discontinued when the derivative instrument is not highly effective as a hedge, a derivative expires, is sold, terminated, when it is unlikely that a forecasted transaction will occur or when it is determined that it is no longer appropriate. When hedge accounting is discontinued the derivative continues to be carried at fair value with changes in fair value included in earnings.

For non-exchange traded contracts, fair value is based on dealer quotes, pricing models, discounted cash flow methodologies or similar techniques for which the determination of fair value may require significant management judgment or estimation.

The fair value of derivative instruments considers the risk of non-performance by the counterparty or the Corporation, as applicable.

The Corporation obtains or pledges collateral in connection with its derivative activities when applicable under the agreement.

Loans

Loans are classified as loans held-in-portfolio when management has the intent and ability to hold the loan for the foreseeable future, or until maturity or payoff. The foreseeable future is a management judgment which is determined based upon the type of loan, business strategies, current market conditions, balance sheet management and liquidity needs. Management's view of the foreseeable future may change based on changes in these conditions. When a decision is made to sell or securitize a loan that was not originated or initially acquired with the intent to sell or securitize, the loan is reclassified from held-in-portfolio into held-for-sale. Due to changing market conditions or other strategic initiatives, management's intent with respect to the disposition of the loan may change, and accordingly, loans previously classified as held-for-sale may be reclassified into held-in-portfolio. Loans transferred between loans held-for-sale and held-in-portfolio classifications are recorded at the lower of cost or fair value at the date of transfer.

Purchased loans with no evidence of credit deterioration since origination are recorded at fair value upon acquisition. Credit discounts are included in the determination of fair value.

Loans held-for-sale are stated at the lower of cost or fair value, cost being determined based on the outstanding loan balance less unearned income, and fair value determined, generally in the aggregate. Fair value is measured based on current market prices for similar loans, outstanding investor commitments, prices of recent sales or discounted cash flow analyses which utilize inputs and assumptions which are believed to be consistent with market participants' views. The cost basis also includes consideration of deferred origination fees and costs, which are recognized in earnings at the time of sale. Upon reclassification to held-for-sale, credit related fair value adjustments are recorded as a reduction in the ACL. To the extent that the loan's reduction in value has not already been provided for in the ACL, an additional provision for credit losses is recorded. Subsequent to reclassification to held-for-sale, the amount, by which cost exceeds fair value, if any, is accounted for as a valuation allowance with changes therein included in the determination of net income (loss) for the period in which the change occurs.

Loans held-in-portfolio are reported at their outstanding principal balances net of any unearned income, charge-offs, unamortized deferred fees and costs on originated loans, and premiums or discounts on purchased loans. Fees collected and costs incurred in the origination of new loans are deferred and amortized using the interest method or a method which approximates the interest method over the term of the loan as an adjustment to interest yield.

The past due status of a loan is determined in accordance with its contractual repayment terms. Furthermore, loans are reported as past due when either interest or principal remains unpaid for 30 days or more in accordance with its contractual repayment terms.

Non-accrual loans are those loans on which the accrual of interest is discontinued. When a loan is placed on non-accrual status, all previously accrued and unpaid interest is charged against interest income and the loan is accounted for either on a cash-basis method or on the cost-recovery method. Loans designated as non-accruing are returned to accrual status when the Corporation expects repayment of the remaining contractual principal and interest.

Recognition of interest income on commercial and construction loans is discontinued when the loans are 90 days or more in arrears on payments of principal or interest or when other factors indicate that the collection of principal and interest is doubtful. The portion of a secured loan deemed uncollectible is charged-off no later than 365 days past due. However, in the case of a collateral dependent loan, the excess of the recorded investment over the fair value of the collateral (portion deemed uncollectible) is generally promptly charged-off, but in any event, not later than the quarter following the quarter in which such excess was first recognized. Commercial unsecured loans are charged-off no later than 180 days past due. Recognition of interest income on mortgage loans is generally discontinued when loans are 90 days or more in arrears on payments of principal or interest. The portion of a mortgage loan deemed uncollectible is charged-off when the loan is 180 days past due. The Corporation discontinues the recognition of interest on residential mortgage loans insured by the Federal Housing Administration ("FHA") or guaranteed by the U.S. Department of Veterans Affairs ("VA") when 15-months delinquent as to principal or interest. The principal repayment on these loans is insured. Recognition of interest income on closed-end consumer loans and home equity lines of credit is discontinued when the loans are 90 days or more in arrears on payments of principal or interest. Income is generally recognized on open-end consumer loans, except for home equity lines of credit, until the loans are charged-off. Recognition of interest income for lease financing is ceased when loans are 90 days or more in arrears. Closed-end consumer loans and leases are charged-off when they are 120 days in arrears. Open-end (revolving credit) consumer loans are charged-off when 180 days in arrears. Commercial and consumer overdrafts are generally charged-off no later than 60 days past their due date.

A loan classified as a troubled debt restructuring ("TDR") is typically in non-accrual status at the time of the modification. The TDR loan continues in non-accrual status until the borrower has demonstrated a willingness and ability to make the restructured loan payments (at least six months of sustained performance after the modification (or one year for loans providing for quarterly or semi-annual payments)) and management has concluded that it is probable that the borrower would not be in payment default in the foreseeable future.

Lease financing

The Corporation leases passenger and commercial vehicles and equipment to individual and corporate customers. The finance method of accounting is used to recognize revenue on lease contracts that meet the criteria specified in the guidance for leases in ASC Topic 842. Aggregate rentals due over the term of the leases less unearned income are included in finance lease contracts receivable. Unearned income is amortized using a method which results in approximate level rates of return on the principal amounts outstanding. Finance lease origination fees and costs are deferred and amortized over the average life of the lease as an adjustment to the interest yield.

Revenue for other leases is recognized as it becomes due under the terms of the agreement.

Loans acquired with deteriorated credit quality

Purchased credit deteriorated ("PCD") loans are defined as those with evidence of a more-than-insignificant deterioration in credit quality since origination. PCD loans are initially recorded at its purchase price plus an estimated allowance for credit losses ("ACL"). Upon the acquisition of a PCD loan, the Corporation makes an estimate of the expected credit losses over the remaining contractual term of each individual loan. The estimated credit losses over the life of the loan are recorded as an ACL with a corresponding addition to the loan purchase price. The amount of the purchased premium or discount which is not related to credit risk is amortized over the life of the loan through net interest income using the effective interest method or a method that approximates the effective interest method. Changes in expected credit losses are recorded as an increase or decrease to the ACL with a corresponding charge (reverse) to the provision for credit losses in the Consolidated Statement of Operations. These loans follow the same nonaccrual policies as non-PCD loans. Modifications of PCD loans that meet the definition of a TDR are accounted and reported as such following the same processes as non-PCD loans.

Refer to Note 8 to the Consolidated Financial Statements for additional information with respect to loans acquired with deteriorated credit quality.

Accrued interest receivable

The amortized basis for loans and investments in debt securities is presented exclusive of accrued interest receivable. The Corporation has elected not to establish an ACL for accrued interest receivable for loans and investments in debt securities, given the Corporation's non-accrual policies, in which accrual of interest is discontinued and reversed based on the asset's delinquency status.

Allowance for credit losses - loans portfolio

The Corporation establishes an ACL for its loan portfolio based on its estimate of credit losses over the remaining contractual term of the loans, adjusted for expected prepayments. An ACL is recognized for all loans including originated and purchased loans, since inception, with a corresponding charge to the provision for credit losses, except for PCD loans for which the ACL at acquisition is recorded as an addition to the purchase price with subsequent changes recorded in earnings. Loan losses are charged and recoveries are credited to the ACL.

The Corporation follows a methodology to estimate the ACL which includes a reasonable and supportable forecast period for estimating credit losses, considering quantitative and qualitative

factors as well as the economic outlook. As part of this methodology, management evaluates various macroeconomic scenarios provided by third parties. At December 31, 2022, management applied probability weights to the outcome of the selected scenarios. This evaluation includes benchmarking procedures as well as careful analysis of the underlying assumptions used to build the scenarios. The application of probability weights include baseline, optimistic and pessimistic scenarios. The weights applied are subject to evaluation on a quarterly basis as part of the ACL's governance process. The Corporation considers additional macroeconomic scenarios as part of its qualitative adjustment framework.

The macroeconomic variables chosen to estimate credit losses were selected by combining quantitative procedures with expert judgment. These variables were determined to be the best predictors of expected credit losses within the Corporation's loan portfolios and include drivers such as unemployment rate, different measures of employment levels, house prices, gross domestic product and measures of disposable income, amongst others. The loss estimation framework includes a reasonable and supportable period of 2 years for PR portfolios, gradually reverting, over a 3-years horizon, to historical macroeconomic variables at the model input level. For the US portfolio the reasonable and supportable period considers the contractual life of the asset, impacted by prepayments, except for the US CRE portfolio. The US CRE portfolio utilizes a 2-year reasonable and supportable period gradually reverting, over a 3-years horizon, to historical information at the output level.

The Corporation developed loan level quantitative models distributed by geography and loan type. This segmentation was determined by evaluating their risk characteristics, which include default patterns, source of repayment, type of collateral, and lending channels, amongst others. The modeling framework includes competing risk models to generate lifetime defaults and prepayments, and other loan level modeling techniques to estimate loss severity. Recoveries on future losses are contemplated as part of the loss severity modeling. These parameters are estimated by combining internal risk factors with macroeconomic expectations. In order to generate the expected credit losses, the output of these models is combined with loan level repayment information. The internal risk factors contemplated within the models may include borrowers' credit scores, loan-to-value, delinquency status, risk ratings, interest rate, loan term, loan age and type of collateral, amongst others.

The ACL also includes a qualitative framework that addresses two main components: losses that are expected but not captured within the quantitative modeling framework, and model imprecision. In order to identify potential losses that are not captured through the models, management evaluates model limitations as well as the different risks covered by the variables used in each quantitative model. The Corporation considers additional macroeconomic scenarios to address these risks. This assessment takes into consideration factors listed as part of ASC 326-20-55-4. To complement the analysis, management also evaluates whether there are sectors that have low levels of historical defaults, but current conditions show the potential for future losses. This type of qualitative adjustment is more prevalent in the commercial portfolios. The model imprecision component of the qualitative adjustments is determined after evaluating model performance for these portfolios through different time periods. This type of qualitative adjustment mainly impacts consumer portfolios.

The Corporation has designated as collateral dependent loans secured by collateral when foreclosure is probable or when foreclosure is not probable but the practical expedient is used. The practical expedient is used when repayment is expected to be provided substantially by the sale or operation of the collateral and the borrower is experiencing financial difficulty. The ACL of collateral dependent loans is measured based on the fair value of the collateral less costs to sell. The fair value of the collateral is based on appraisals, which may be adjusted due to their age, and the type, location, and condition of the property or area or general market conditions to reflect the expected change in value between the effective date of the appraisal and the measurement date.

In the case of troubled debt restructurings ("TDRs"), the established framework captures the impact of concessions through discounting modified contractual cash flows, both principal and interest, at the loan's original effective rate. The impact of these concessions is combined with the expected credit losses generated by the quantitative loss models in order to arrive at the ACL. As a result, the ACL related to TDRs is impacted by the expected macroeconomic conditions.

The Credit Cards portfolio, due to its revolving nature, does not have a specified maturity date. To estimate the average remaining term of this segment, management evaluated the portfolios payment behavior based on internal historical data. These payment behaviors were further classified into sub-categories that accounted for delinquency history and differences between transactors, revolvers and customers that have exhibited mixed transactor/revolver behavior. Transactors are defined as active accounts without any finance charge in the last 6 months. The paydown curves generated for each sub-category are applied to the outstanding exposure at the measurement date using the first-in first-out (FIFO) methodology. These amortization patterns are combined with loan level default and loss severity modeling to arrive at the ACL.

Troubled debt restructurings

A restructuring constitutes a TDR when the Corporation separately concludes that both of the following conditions exist: 1) the restructuring constitute a concession and 2) the debtor is experiencing financial difficulties. The concessions stem from an agreement between the Corporation and the debtor or are

imposed by law or a court. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. A concession has been granted when, as a result of the restructuring, the Corporation does not expect to collect all amounts due, including interest accrued at the original contract rate. If the payment of principal is dependent on the value of collateral, the current value of the collateral is taken into consideration in determining the amount of principal to be collected; therefore, all factors that changed are considered to determine if a concession was granted, including the change in the fair value of the underlying collateral that may be used to repay the loan. Classification of loan modifications as TDRs involves a degree of judgment. Indicators that the debtor is experiencing financial difficulties which are considered include: (i) the borrower is currently in default on any of its debt or it is probable that the borrower would be in payment default on any of its debt in the foreseeable future without the modification; (ii) the borrower has declared or is in the process of declaring bankruptcy; (iii) there is significant doubt as to whether the borrower will continue to be a going concern; (iv) the borrower has securities that have been delisted, are in the process of being delisted, or are under threat of being delisted from an exchange; (v) based on estimates and projections that only encompass the borrower's current business capabilities, it is forecasted that the entity-specific cash flows will be insufficient to service the debt (both interest and principal) in accordance with the contractual terms of the existing agreement through maturity; and (vi) absent the current modification, the borrower cannot obtain funds from sources other than the existing creditors at an effective interest rate equal to the current market interest rate for similar debt for a non-troubled debtor. The identification of TDRs is critical in the determination of the adequacy of the ACL.

A loan may be restructured in a troubled debt restructuring into two (or more) loan agreements, for example, Note A and Note B. Note A represents the portion of the original loan principal amount that is expected to be fully collected along with contractual interest. Note B represents the portion of the original loan that may be considered uncollectible and charged-off, but the obligation is not forgiven to the borrower. Note A may be returned to accrual status provided all of the conditions for a TDR to be returned to accrual status are met. The modified loans are considered TDRs.

Refer to Note 9 to the Consolidated Financial Statements for additional qualitative information on TDRs and the Corporation's determination of the ACL.

Reserve for unfunded commitments

The Corporation establishes a reserve for unfunded commitments, based on the estimated losses over the remaining term of the facility. An allowance is not established for commitments that are unconditionally cancellable by the Corporation. Accordingly, no reserve is established for unfunded commitments related to its credit cards portfolio. Reserve for the unfunded portion of credit commitments is presented within other liabilities in the Consolidated Statements of Financial Condition. Net adjustments to the reserve for unfunded commitments are reflected in the Consolidated Statements of Operations as provision for credit losses for the years ended December 31, 2022 and 2021.

Transfers and servicing of financial assets

The transfer of an entire financial asset, a group of entire financial assets, or a participating interest in an entire financial asset in which the Corporation surrenders control over the assets is accounted for as a sale if all of the following conditions set forth in ASC Topic 860 are met: (1) the assets must be isolated from creditors of the transferor, (2) the transferee must obtain the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the transferor cannot maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. When the Corporation transfers financial assets and the transfer fails any one of these criteria, the Corporation is prevented from derecognizing the transferred financial assets and the transaction is accounted for as a secured borrowing. For federal and Puerto Rico income tax purposes, the Corporation treats the transfers of loans which do not qualify as "true sales" under the applicable accounting guidance, as sales, recognizing a deferred tax asset or liability on the transaction.

For transfers of financial assets that satisfy the conditions to be accounted for as sales, the Corporation derecognizes all assets sold; recognizes all assets obtained and liabilities incurred in consideration as proceeds of the sale, including servicing assets and servicing liabilities, if applicable; initially measures at fair value assets obtained and liabilities incurred in a sale; and recognizes in earnings any gain or loss on the sale.

The guidance on transfer of financial assets requires a true sale analysis of the treatment of the transfer under state law as if the Corporation was a debtor under the bankruptcy code. A true sale legal analysis includes several legally relevant factors, such as the nature and level of recourse to the transferor, and the nature of retained interests in the loans sold. The analytical conclusion as to a true sale is never absolute and unconditional, but contains qualifications based on the inherent equitable powers of a bankruptcy court, as well as the unsettled state of the common law. Once the legal isolation test has been met, other factors concerning the nature and extent of the transferor's control over the transferred assets are taken into account in order to determine whether derecognition of assets is warranted.

The Corporation sells mortgage loans to the Government National Mortgage Association ("GNMA") in the normal course of business and retains the servicing rights. The GNMA programs under which the loans are sold allow the Corporation to repurchase individual delinquent loans that meet certain criteria. At the Corporation's option, and without GNMA's prior authorization, the Corporation may repurchase the delinquent loan for an amount equal to 100% of the remaining principal balance of the loan. Once the Corporation has the unconditional ability to repurchase the delinquent loan, the Corporation is deemed to have regained effective control over the loan and recognizes the loan on its balance sheet as well as an offsetting liability, regardless of the Corporation's intent to repurchase the loan.

Servicing assets

The Corporation periodically sells or securitizes loans while retaining the obligation to perform the servicing of such loans. In addition, the Corporation may purchase or assume the right to service loans originated by others. Whenever the Corporation undertakes an obligation to service a loan, management assesses whether a servicing asset or liability should be recognized. A servicing asset is recognized whenever the compensation for servicing is expected to more than adequately compensate the servicer for performing the servicing. Likewise, a servicing liability would be recognized in the event that servicing fees to be received are not expected to adequately compensate the Corporation for its expected cost. Mortgage servicing assets recorded at fair value are separately presented on the Consolidated Statements of Financial Condition.

All separately recognized servicing assets are initially recognized at fair value. For subsequent measurement of servicing rights, the Corporation has elected the fair value method for mortgage loans servicing rights ("MSRs"). Under the fair value measurement method, MSRs are recorded at fair value each reporting period, and changes in fair value are reported in mortgage banking activities in the Consolidated Statement of Operations. Contractual servicing fees including ancillary income and late fees, as well as fair value adjustments, are reported in mortgage banking activities in the Consolidated Statement of Operations. Loan servicing fees, which are based on a percentage of the principal balances of the loans serviced, are credited to income as loan payments are collected.

The fair value of servicing rights is estimated by using a cash flow valuation model which calculates the present value of estimated future net servicing cash flows, taking into consideration actual and expected loan prepayment rates, discount rates, servicing costs, and other economic factors, which are determined based on current market conditions.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful life of each type of asset. Amortization of leasehold improvements is computed over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Costs of maintenance and repairs which do not improve or extend the life of the respective assets are expensed as incurred. Costs of renewals and betterments are capitalized. When assets are disposed of, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in earnings as realized or incurred, respectively.

The Corporation capitalizes interest cost incurred in the construction of significant real estate projects, which consist primarily of facilities for its own use or intended for lease. The amount of interest cost capitalized is to be an allocation of the interest cost incurred during the period required to substantially complete the asset. The interest rate for capitalization purposes is to be based on a weighted average rate on the Corporation's outstanding borrowings, unless there is a specific new borrowing associated with the asset. Interest cost capitalized for the years ended December 31, 2022, 2021 and 2020 was not significant.

The Corporation recognizes right-of-use assets ("ROU assets") and lease liabilities relating to operating and finance lease arrangements in its Consolidated Statements of Financial Condition within other assets and other liabilities, respectively. For finance leases, interest is recognized on the lease liability separately from the amortization of the ROU asset, whereas for operating leases a single lease cost is recognized so that the cost of the lease is allocated over the lease term on a straight-line basis. Impairments on ROU assets are evaluated under the guidance for impairment or disposal of long-lived assets. The Corporation recognizes gains on sale and leaseback transactions in earnings when the transfer constitutes a sale, and the transaction was at fair value. Refer to Note 33 to the Consolidated Financial Statements for additional information on operating and finance lease arrangements.

Impairment of long-lived assets
The Corporation evaluates for impairment its long-lived assets to be held and used, and long-lived assets to be disposed of, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and records a write down for the difference between the carrying amount and the fair value less costs to sell.

Other real estate
Other real estate, received in satisfaction of a loan, is recorded at fair value less estimated costs of disposal. The difference between the carrying amount of the loan and the fair value less cost to sell is recorded as an adjustment to the ACL. Subsequent to foreclosure, any losses in the carrying value arising from periodic re-evaluations of the properties, and any gains or losses on the sale of these properties are credited or charged to expense in the period incurred and are included as OREO expenses. The cost of maintaining and operating such properties is expensed as incurred.

Updated appraisals are obtained to adjust the value of the other real estate assets. The frequency depends on the loan type and total credit exposure. The appraisal for a commercial or construction other real estate property with a book value equal to or greater than $1 million is updated annually and if lower than $1 million it is updated every two years. For residential mortgage properties, the Corporation requests appraisals annually.

Appraisals may be adjusted due to age, collateral inspections, property profiles, or general market conditions. The adjustments applied are based upon internal information such as other appraisals for the type of properties and/or loss severity information that can provide historical trends in the real estate market and may change from time to time based on market conditions.

Goodwill and other intangible assets
Goodwill is recognized when the purchase price is higher than the fair value of net assets acquired in business combinations under the purchase method of accounting. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances indicate possible impairment. If the carrying amount of any of the reporting units exceeds its fair value, the Corporation would be required to record an impairment charge for the difference up to the amount of the goodwill. In determining the fair value of each reporting unit, the Corporation generally uses a combination of methods, including market price multiples of comparable companies and transactions, as well as discounted cash flow analysis. Goodwill impairment losses are recorded as part of operating expenses in the Consolidated Statements of Operations.

Other intangible assets deemed to have an indefinite life are not amortized but are tested for impairment using a one-step process which compares the fair value with the carrying amount of the asset. In determining that an intangible asset has an indefinite life, the Corporation considers expected cash inflows and legal, regulatory, contractual, competitive, economic and other factors, which could limit the intangible asset's useful life.

Other identifiable intangible assets with a finite useful life, mainly core deposits, are amortized using various methods over the periods benefited, which range from 5 to 10 years. These intangibles are evaluated periodically for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments on intangible assets with a finite useful life are evaluated under the guidance for impairment or disposal of long-lived assets.

Assets sold / purchased under agreements to repurchase / resell

Repurchase and resell agreements are treated as collateralized financing transactions and are carried at the amounts at which the assets will be subsequently reacquired or resold as specified in the respective agreements.

It is the Corporation's policy to take possession of securities purchased under agreements to resell. However, the counterparties to such agreements maintain effective control over such securities, and accordingly those securities are not reflected in the Corporation's Consolidated Statements of Financial Condition. The Corporation monitors the fair value of the underlying securities as compared to the related receivable, including accrued interest.

It is the Corporation's policy to maintain effective control over assets sold under agreements to repurchase; accordingly, such securities continue to be carried on the Consolidated Statements of Financial Condition.

The Corporation may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Software

Capitalized software is stated at cost, less accumulated amortization. Capitalized software includes purchased software and capitalizable application development costs associated with internally-developed software. Amortization, computed on a straight-line method, is charged to operations over the estimated useful life of the software. Capitalized software is included in "Other assets" in the Consolidated Statement of Financial Condition.

Guarantees, including indirect guarantees of indebtedness to others

The estimated losses to be absorbed under the credit recourse arrangements are recorded as a liability when the loans are sold and are updated by accruing or reversing expense (categorized in the line item "Adjustments (expense) to indemnity reserves on loans sold" in the Consolidated Statements of Operations) throughout the life of the loan, as necessary, when additional relevant information becomes available. The methodology used to estimate the recourse liability considers current conditions, macroeconomic expectations through a 2-years reasonable and supportable period, gradually reverting over a 3-years horizon to historical loss experience, portfolio composition by risk characteristics, amongst other factors. Statistical methods are used to estimate the recourse liability. Expected loss rates are applied to different loan segmentations. The expected loss, which represents the amount expected to be lost on a given loan, considers the probability of default and loss severity. The reserve for the estimated losses under the credit recourse arrangements is presented separately within other liabilities in the Consolidated Statements of Financial Condition. Refer to

Note 23 to the Consolidated Financial Statements for further disclosures on guarantees.

Treasury stock

Treasury stock is recorded at cost and is carried as a reduction of stockholders' equity in the Consolidated Statements of Financial Condition. At the date of retirement or subsequent reissue, the treasury stock account is reduced by the cost of such stock. At retirement, the excess of the cost of the treasury stock over its par value is recorded entirely to surplus. At reissuance, the difference between the consideration received upon issuance and the specific cost is charged or credited to surplus.

Revenues from contract with customers

Refer to Note 32 for a detailed description of the Corporation's policies on the recognition and presentation of revenues from contract with customers.

Foreign exchange

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars using prevailing rates of exchange at the end of the period. Revenues, expenses, gains and losses are translated using weighted average rates for the period. The resulting foreign currency translation adjustment from operations for which the functional currency is other than the U.S. dollar is reported in accumulated other comprehensive loss, except for highly inflationary environments in which the effects are included in other operating expenses.

The Corporation holds interests in Centro Financiero BHD León, S.A. ("BHD León") in the Dominican Republic. The business of BHD León is mainly conducted in their country's foreign currency. The resulting foreign currency translation adjustment from these operations is reported in accumulated other comprehensive loss.

Refer to the disclosure of accumulated other comprehensive income (loss) included in Note 22.

Income taxes

The Corporation recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Corporation's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled.

The guidance for income taxes requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance if, based on the available evidence, it is more likely than not (defined as a likelihood of more than 50 percent) that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically by the Corporation based on the more likely than not realization threshold criterion. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among others, all sources of taxable income available to realize the deferred tax asset, including the future reversal of existing temporary differences, the future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in carryback years and tax-planning strategies. In making such assessments, significant weight is given to evidence that can be objectively verified.

The valuation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in the Corporation's financial statements or tax returns and future profitability. The Corporation's accounting for deferred tax consequences represents management's best estimate of those future events.

Positions taken in the Corporation's tax returns may be subject to challenge by the taxing authorities upon examination. Uncertain tax positions are initially recognized in the financial statements when it is more likely than not (greater than 50%) that the position will be sustained upon examination by the tax authorities, assuming full knowledge of the position and all relevant facts. The amount of unrecognized tax benefit may increase or decrease in the future for various reasons including adding amounts for current tax year positions, expiration of open income tax returns due to the statute of limitations, changes in management's judgment about the level of uncertainty, including addition or elimination of uncertain tax positions, status of examinations, litigation, settlements with tax authorities and legislative activity.

The Corporation accounts for the taxes collected from customers and remitted to governmental authorities on a net basis (excluded from revenues).

Income tax expense or benefit for the year is allocated among continuing operations, discontinued operations, and other comprehensive income, as applicable. The amount allocated to continuing operations is the tax effect of the pre-tax income or loss from continuing operations that occurred during the year, plus or minus income tax effects of (a) changes in circumstances that cause a change in judgment about the realization of deferred tax assets in future years, (b) changes in tax laws or rates, (c) changes in tax status, and (d) tax-deductible dividends paid to stockholders, subject to certain exceptions.

Employees' retirement and other postretirement benefit plans

Pension costs are computed on the basis of accepted actuarial methods and are charged to current operations. Net pension costs are based on various actuarial assumptions regarding future experience under the plan, which include costs for services rendered during the period, interest costs and return on plan assets, as well as deferral and amortization of certain items such as actuarial gains or losses.

The funding policy is to contribute to the plan, as necessary, to provide for services to date and for those expected to be earned in the future. To the extent that these requirements are fully covered by assets in the plan, a contribution may not be made in a particular year.

The cost of postretirement benefits, which is determined based on actuarial assumptions and estimates of the costs of providing these benefits in the future, is accrued during the years that the employee renders the required service.

The guidance for compensation retirement benefits of ASC Topic 715 requires the recognition of the funded status of each defined pension benefit plan, retiree health care and other postretirement benefit plans on the Consolidated Statements of Financial Condition.

Stock-based compensation

The Corporation opted to use the fair value method of recording stock-based compensation as described in the guidance for employee share plans in ASC Subtopic 718-50.

Comprehensive income

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances, except those resulting from investments by owners and distributions to owners. Comprehensive income (loss) is separately presented in the Consolidated Statements of Comprehensive Income.

Net income per common share

Basic income per common share is computed by dividing net income adjusted for preferred stock dividends, including undeclared or unpaid dividends if cumulative, and charges or credits related to the extinguishment of preferred stock or induced conversions of preferred stock, by the weighted average number of common shares outstanding during the year. Diluted income per common share takes into consideration the weighted average common shares adjusted for the effect of stock options, restricted stock, performance shares and warrants, if any, using the treasury stock method.

Statement of cash flows

For purposes of reporting cash flows, cash includes cash on hand and amounts due from banks, including restricted cash.

Note 3 - New accounting pronouncements

Recently Adopted Accounting Standards Updates

Standard	Description	Date of adoption	Effect on the financial statements
FASB ASU 2022-06, Reference Rate Reform (Topic 848) – Deferral of the Sunset Date of Topic 848	The FASB issued Accounting Standards Update ("ASU") 2022-06 in December 2022, which defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. Topic 848 provided optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting.	December 21, 2022	The Corporation was not impacted by the adoption of ASU 2022-06 during the fourth quarter of 2022 since it had adopted FASB ASU 2020-04, Reference Rate Reform (Topic 848) in December 2021, as disclosed in Note 2 to the Consolidated Financial Statements included in Form 10-K for the year ended December 31, 2021. The Corporation ceased originating LIBOR-based contracts in December 2021.
FASB ASU 2021-05, Leases (Topic 842), Lessors – Certain Leases with Variable Lease Payments	The FASB issued ASU 2021-05 in July 2021, which amends ASC Topic 842 so that lessors can classify as operating leases those leases with variable lease payments that, prior to these amendments, would have been classified as a sales-type or direct financing lease and at inception a loss would have been recognized.	January 1, 2022	The Corporation was not impacted by the adoption of ASU 2021-05 during the first quarter of 2022 since it does not hold direct financing leases with variable lease payments.
FASB ASU 2021-04, Earnings per Share (Topic 260), Debt – Modifications and Extinguishments (Subtopic 470-50), Compensation – Stock Compensation (Topic 718), and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Issuer's Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force)	The FASB issued ASU 2021-04 in May 2021, which clarifies the accounting for a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after a modification or exchange and the related EPS effects of such transaction if recognized as an adjustment to equity.	January 1, 2022	The Corporation was not impacted by the adoption of ASU 2021-04 during the first quarter of 2022 since it does not hold freestanding equity-classified written call options under the scope of this guidance.
FASB ASU 2020-06, Debt – Debt with Conversion and other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity	The FASB issued ASU 2020-06 in August 2020 which, among other things, simplifies the accounting for convertible instruments and contracts in an entity's own equity and amends the diluted EPS computation for these instruments.	January 1, 2022	The Corporation adopted ASU 2020-06 during the first quarter of 2022. There was no material impact upon the adoption in the analysis of the accelerated share repurchase transaction discussed in Note 17, which was classified as an equity instrument and the related potential shares were considered in its dilutive earnings per share calculation.

FASB ASUs Financial Instruments – Credit Losses (Topic 326)
The CECL model applies to financial assets measured at amortized cost that are subject to credit losses and certain off-balance sheet exposures. CECL establishes a forward-looking methodology that reflects the expected credit losses over the lives of financial assets, starting when such assets are first acquired or originated. Under the revised methodology, credit losses are measured based on past events, current conditions and reasonable and supportable forecasts that affect the collectability of financial assets. CECL also revises the approach to recognizing credit losses for available-for-sale securities by replacing the direct write-down approach with the allowance approach and limiting the allowance to the amount at which the security's fair value is less than the amortized cost. In addition, CECL provides that the initial allowance for credit losses on purchased credit deteriorated ("PCD") financial assets will be recorded as an increase to the purchase price, with subsequent changes to the allowance recorded as a credit loss expense. The standards also expand credit quality disclosures. These accounting standards updates were effective on January 1, 2020. Prior to the adoption of CECL, the Corporation followed a systematic methodology to establish and evaluate the adequacy of the allowance for credit losses to provide for probable losses in the loan portfolio.

As a result of the adoption, the Corporation recorded an increase in its allowance for credit losses related to its loan portfolio of $315 million, and a decrease of $9 million in the allowance for credit losses for unfunded commitments and credit recourse guarantees which is recorded in Other Liabilities. The Corporation also recognized an allowance for credit losses of approximately $13 million related to its held-to-maturity debt securities portfolio. The adoption of CECL was recognized under the modified retrospective approach. Therefore, the adjustments to record the increase in the allowance for credit losses was recorded as a decrease to the opening balance of retained earnings of the year of implementation, net of income taxes, except for approximately $17 million related to loans previously accounted under ASC Subtopic 310-30, which resulted in a reclassification between certain contra loan balance accounts to the allowance for credit losses. The total impact to retained earnings, net of tax, related to the adoption of CECL was of $205.8 million. As part of the adoption of CECL, the Corporation made the election to break the existing pools of purchased credit impaired ("PCI") loans and, as such, these loans are no longer excluded from non-performing status.

Accounting Standards Updates Not Yet Adopted

Standard	Description	Date of adoption	Effect on the financial statements
FASB ASU 2022-05, Financial Services – Insurance (Topic 944) Transition for Sold Contracts	The FASB issued ASU 2022-05 in December 2022, which allows an insurance entity to make an accounting policy election of applying the Long-Duration Contracts (LDTI) transition guidance on a transaction-by-transaction basis if the contracts have been derecognized because of a sale or disposal and the insurance entity has no significant continuing involvement with the derecognized contract.	January 1, 2023	The Corporation does not expect to be impacted by the adoption of this standard since it does not holds Long-Duration Contracts (LDTI).
FASB ASU 2022-04, Liabilities – Supplier Finance Programs (Subtopic 405-50) Disclosure of Supplier Finance Program Obligations	The FASB issued ASU 2022-04 in September 2022, which requires to disclose information about the use of supplier finance programs in connection with the purchase of goods and services.	January 1, 2023	The Corporation does not expect to be impacted by the adoption of this standard since it does not use supplier finance programs.
FASB ASU 2022-03, Fair Value Measurement (Topic 820) Fair Value Measurement of Equity Securities Subject to Contractual Sale Restriction	The FASB issued ASU 2022-03 in June 2022, which clarifies that a contractual restriction that prohibits the sale of an equity security is not considered part of the unit of account of the equity security, therefore, is not considered in measuring its fair value. The ASU also provides enhanced disclosures for equity securities subject to a contractual sale restriction.	January 1, 2024	The Corporation does not anticipate that the adoption of this accounting pronouncement will have a material effect in its consolidated statement of financial condition and results of operations.

Standard	Description	Date of adoption	Effect on the financial statements
FASB ASU 2022-02, Financial Instruments – Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures	The FASB issued ASU 2022-02 in March 2022, which eliminates the accounting guidance for troubled debt restructurings ("TDRs") in Subtopic 310-40 Receivables – Troubled Debt Restructurings by Creditors and requires creditors to apply the loan refinancing and restructuring guidance to determine whether a modification results in a new loan or a continuation of an existing loan. In addition, the ASU enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty and enhances the vintage disclosure by requiring the disclosure of current-period gross write-offs by year of origination for financing receivables and net investments in leases.	January 1, 2023	The adoption of this standard will result in enhanced disclosure for loans modified to borrowers with financial difficulties and the disclosure of gross charge offs by vintage year. The Corporation anticipates that there will be loans subject to disclosure under the new standard that did not qualify under the prior guidance given the removal of the concession requirement for such disclosures. The amended guidance eliminates the requirement to measure the effect of the concession from a loan modification, for which the Corporation used a discounted cash flow ("DCF") model. The Corporation preliminarily estimates that the impact of discontinuing the use of the DCF model to measure the concession will result in a release of the ACL of approximately $45 million, mainly related to mortgage loans for which modifications mostly included a reduction in contractual interest rates and given the extended maturity term of these loans, this resulted in an increase in the ACL in the period of modification. The Corporation has elected to apply the modified retrospective approach for the adoption of this standard. Accordingly, this will be presented as an adjustment increase, net of tax effect, to the beginning balance of retained earnings upon adoption on January 1, 2023.
FASB ASU 2022-01, Derivatives and Hedging (Topic 815) – Fair Value Hedging – Portfolio Layer Method	The FASB issued ASU 2022-01 in March 2022, which amends ASC Topic 815 by allowing non prepayable financial assets also to be included in a closed portfolio hedged using the portfolio layer method. This amendment permits an entity to apply fair value hedging to a stated amount of a closed portfolio of prepayable and non-prepayable financial assets without considering prepayment risk or credit risk when measuring those assets.	January 1, 2023	The Corporation does not expect to be impacted by the adoption of this standard since it does not hold derivatives designated as fair value hedges.
FASB ASU 2021-08, Business Combinations (Topic 805) – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers	The FASB issued ASU 2021-08 in October 2021, which amends ASC Topic 805 by requiring contract assets and contract liabilities arising from revenue contract with customers to be recognized in accordance with ASC Topic 606 on the acquisition date instead of fair value.	January 1, 2023	Upon adoption of this ASU, The Corporation will consider this guidance for revenue contracts with customers recognized as part of business combinations entered into on or after the effective date.

Note 4 - Business combinations

Acquisition of key customer channels and business from Evertec

On July 1, 2022, BPPR completed its previously announced acquisition of certain assets used by Evertec Group, LLC ("Evertec Group"), a wholly owned subsidiary of Evertec, Inc. ("Evertec"), to service certain BPPR channels ("Business Acquisition Transaction").

As a result of the closing of the Business Acquisition Transaction, BPPR acquired from Evertec Group certain critical channels, including BPPR's retail and business digital banking and commercial cash management applications. In connection with the Business Acquisition Transaction, BPPR also entered into amended and restated service agreements with Evertec Group pursuant to which Evertec Group will continue to provide various information technology and transaction processing services to Popular, BPPR and their respective subsidiaries.

Under the amended service agreements, Evertec Group no longer has exclusive rights to provide certain of Popular's technology services. The amended service agreements include discounted pricing and lowered caps on contractual pricing escalators tied to the Consumer Price Index. As part of the transaction, BPPR and Evertec also entered into a revenue sharing structure for BPPR in connection with its merchant acquiring relationship with Evertec. Under the terms of the amended and restated Master Service Agreement ("MSA"), Evertec will be entitled to receive monthly payments from the Corporation to the extent that Evertec's revenues, covered under the MSA, fall below certain agreed annualized minimum amounts.

As consideration for the Business Acquisition Transaction, BPPR delivered to Evertec Group 4,589,169 shares of Evertec common stock valued at closing at $169.2 million (based on Evertec's stock price on June 30, 2022 of $36.88). A total of $144.8 million of the consideration for the transaction was attributed to the acquisition of the critical channels of which $28.7 million were attributed to Software Intangible Assets and $116.1 million were attributed to goodwill. The transaction was accounted for as a business combination. The remaining $24.2 million was attributed to the renegotiation of the MSA with Evertec and was recorded as an expense. The Corporation also recorded a credit of $6.9 million in Evertec billings under the MSA during the third quarter of 2022 as a result of the Business Acquisition Transaction, resulting in a net expense charge of $17.3 million.

On August 15, 2022, the Corporation completed the sale of its remaining 7,065,634 shares of common stock of Evertec (the "Evertec Stock Sale", and collectively with the Business Acquisition Transaction, the "Evertec Transactions"). Following the Evertec Stock Sale, Popular no longer owns any Evertec common stock. The impact of the gain on the sale of Evertec shares used as consideration for the Business Acquisition Transaction in exchange for the acquired applications on July 1, 2022 and the net expense associated

with the renegotiation of the MSA, together with the Evertec Stock Sale and the related accounting adjustments of the Evertec Transactions, resulted in an aggregate after-tax gain of $226.6 million, recorded during the third quarter of 2022.

The following table presents the fair values of the consideration and major classes of identifiable assets acquired by BPPR as of July 1, 2022.

(In thousands)	Fair Value
Stock consideration	$144,785
Total consideration	$144,785
Assets:	
Developed technology – Software intangible assets	$ 28,650
Total assets	$ 28,650
Net assets acquired	$ 28,650
Goodwill on acquisition	$116,135

The fair value initially assigned to the assets acquired is preliminary and subject to refinement for up to one year after the closing date of the acquisition as new information relative to closing date fair value becomes available. As the Corporation finalizes its analysis, there may continue to be adjustments to the recorded carrying values, and thus the recognized goodwill may increase or decrease.

The following is a description of the methods used to determine the fair values of significant assets acquired in the Business Acquisition Transaction:

Developed technology – Software intangible assets

In order to determine the fair value of the developed technology acquired, the Corporation considered the guidance in ASC Topic 820, Fair Value Measurements. The Corporation used the cost replacement methodology and estimated the cost that would be incurred in developing the acquired technology as the assets' fair value. In developing this estimate, the Corporation considered the historical direct costs as well as indirect costs and applied an inflation factor to arrive at what would be the current replacement cost. To this estimated cost, the Corporation applied an obsolescence factor to arrive at the estimated fair value of the acquired technology. The obsolescence factor considered the estimated remaining useful life of the acquired software, considering existing and upcoming technology changes, as well as the scalability of the system architecture for further developments. This software acquired for internal use is recorded within Other Assets in the accompanying Consolidated Financial Statements and will be amortized over its current estimated remaining useful life of 5 years.

Goodwill

The goodwill is the residual difference between the consideration transferred to Evertec and the fair value of the assets acquired, net of the liabilities assumed, if any. The entire amount of goodwill is deductible for income tax purposes pursuant to P.R. Internal Revenue Code ("IRC") section 1033.07 over a 15-year period.

The Corporation believes that given the amount of assets acquired and the size of the operations acquired in relation to Popular's operations, the historical results of Evertec are not material to Popular's results, and thus no pro forma information is presented.

Acquisition of K2 Capital Group LLC's equipment leasing and financing business

On October 15, 2021, Popular Equipment Finance, LLC ("PEF"), a newly formed wholly-owned subsidiary of Popular Bank ("PB"), completed the acquisition of certain assets and the assumption of certain liabilities of K2 Capital Group LLC's ("K2") equipment leasing and financing business based in Minnesota (the "Acquired Business"). Commercial loans acquired by PEF as part of this transaction consisted of $105 million in commercial direct financing leases and $14 million in working capital lines.

Specializing in the healthcare industry, the Acquired Business provided a variety of lease products, including operating and finance leases, and also offers private label vendor finance programs to equipment manufacturers and healthcare organizations. The acquisition provides PB with a national equipment leasing platform that complements its existing health care lending business.

The following table presents the fair values of the consideration and major classes of identifiable assets acquired and liabilities assumed by PEF as of October 15, 2021.

(In thousands)	Fair Value
Cash consideration	$156,628
Contingent consideration	9,241
Total consideration	$165,869
Assets:	
Cash and due from banks	$ 800
Commercial loans	115,575
Premises and equipment	8,996
Accrued income receivable	57
Other assets	2,822
Other intangible assets	2,887
Total assets	$131,137
Other liabilities	14,439
Total liabilities	$ 14,439
Net assets acquired	$116,698
Goodwill on acquisition	$ 49,171

The fair value initially assigned to the assets acquired is preliminary and subject to refinement for up to one year after the closing date of the acquisition as new information relative to closing date fair value becomes available. As the Corporation finalizes its analysis, there may continue to be adjustments to the recorded carrying values, and thus the recognized goodwill may increase or decrease.

Following is a description of the methods used to determine the fair values of significant assets acquired and liabilities assumed on the K2 Transaction:

Commercial Loans

In determining the fair value of commercial direct financing leases, the specific terms and conditions of each lease agreement were considered. The fair values for commercial direct financing leases were calculated based on the fair value of the underlying collateral, or from the cash flows expected to be collected discounted at a market rate commensurate with the credit risk profile of the lessee at origination in instances where there was a purchase option at the end of the lease term with a stated guaranteed residual value. Fair values for commercial working capital lines were calculated based on the present value of remaining contractual payments discounted at a market rate commensurate with the credit risk profile of the borrower at origination. These commercial loans were accounted for under ASC Subtopic 310-20. As of October 15, 2021, the gross contractual receivable for commercial loans amounted to $125 million. An allowance for credit losses of $1 million was recognized as of October 15, 2021 with an offset to provision for credit losses, which represents the estimate of contractual cash flows not expected to be collected.

Goodwill

The amount of goodwill is the residual difference between the consideration transferred to K2 and the fair value of the assets acquired, net of the liabilities assumed. The entire amount of goodwill is deductible for income tax purposes pursuant to U.S. Internal Revenue Code ("IRC") section 197 over a 15-year period.

During the third quarter of 2022, the Corporation revised its projected earnings related to this Acquired Business, and accordingly, recorded a goodwill impairment charge of $9.0 million.

Contingent consideration

The fair value of the contingent consideration, which related to approximately $29 million in earnout payments that could be payable to K2 over a three-year period, was calculated based on a Montecarlo Simulation model.

During the third quarter of 2022, the Corporation updated its estimates related to the ability to realize the earnings targets for the contingent payment, and accordingly, recorded a positive adjustment of $9.2 million related this liability.

The Corporation believes that given the amount of assets and liabilities assumed and the size of the operations acquired in relation to Popular's operations, the historical results of K2 are not significant to Popular's results, and thus no pro forma information is presented.

Note 5 - Restrictions on cash and due from banks and certain securities

BPPR is required by regulatory agencies to maintain average reserve balances with the Federal Reserve Bank of New York (the "Fed") or other banks. Those required average reserve balances amounted to $2.8 billion at December 31, 2022 (December 31, 2021 - $2.7 billion). Cash and due from banks, as well as other highly liquid securities, are used to cover the required average reserve balances.

At December 31, 2022, the Corporation held $80 million in restricted assets in the form of funds deposited in money market accounts, debt securities available for sale and equity securities (December 31, 2021 - $50 million). The restricted assets held in debt securities available for sale and equity securities consist primarily of assets held for the Corporation's non-qualified retirement plans and fund deposits guaranteeing possible liens or encumbrances over the title of insured properties.

Note 6 - Debt securities available-for-sale

The following tables present the amortized cost, gross unrealized gains and losses, approximate fair value, weighted average yield and contractual maturities of debt securities available-for-sale at December 31, 2022 and December 31, 2021.

	At December 31, 2022				
(In thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Weighted average yield
U.S. Treasury securities					
Within 1 year	$ 4,576,127	$ 506	$ 47,156	$ 4,529,477	2.42%
After 1 to 5 years	6,793,739	–	410,858	6,382,881	1.35
After 5 to 10 years	308,854	–	40,264	268,590	1.63
Total U.S. Treasury securities	11,678,720	506	498,278	11,180,948	1.78
Collateralized mortgage obligations - federal agencies					
After 1 to 5 years	3,914	–	213	3,701	1.77
After 5 to 10 years	47,979	–	3,428	44,551	1.73
After 10 years	127,639	24	10,719	116,944	2.53
Total collateralized mortgage obligations - federal agencies	179,532	24	14,360	165,196	2.30
Mortgage-backed securities					
After 1 to 5 years	74,328	11	3,428	70,911	2.33
After 5 to 10 years	866,757	43	58,997	807,803	2.16
After 10 years	6,762,150	932	1,184,626	5,578,456	1.61
Total mortgage-backed securities	7,703,235	986	1,247,051	6,457,170	1.68
Other					
After 1 to 5 years	1,062	–	2	1,060	3.98
Total other	1,062	–	2	1,060	3.98
Total debt securities available-for-sale[1]	$19,562,549	$1,516	$1,759,691	$17,804,374	1.75%

[1] Includes $11.3 billion pledged to secure government and trust deposits, assets sold under agreements to repurchase, credit facilities and loan servicing agreements that the secured parties are not permitted to sell or repledge the collateral, of which $10.3 billion serve as collateral for public funds.

	At December 31, 2021				
(In thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Weighted average yield
U.S. Treasury securities					
Within 1 year	$ 1,225,558	$ 13,556	$ 69	$ 1,239,045	2.33%
After 1 to 5 years	10,059,163	98,808	65,186	10,092,785	1.18
After 5 to 10 years	4,563,265	739	36,804	4,527,200	1.22
Total U.S. Treasury securities	15,847,986	113,103	102,059	15,859,030	1.27
Obligations of U.S. Government sponsored entities					
Within 1 year	70	–	–	70	5.63
Total obligations of U.S. Government sponsored entities	70	–	–	70	5.63
Collateralized mortgage obligations - federal agencies					
After 1 to 5 years	2,433	42	–	2,475	2.16
After 5 to 10 years	43,241	295	6	43,530	1.54
After 10 years	172,176	3,441	357	175,260	2.13
Total collateralized mortgage obligations - federal agencies	217,850	3,778	363	221,265	2.01
Mortgage-backed securities					
Within 1 year	11	1	–	12	4.79
After 1 to 5 years	65,749	2,380	11	68,118	2.23
After 5 to 10 years	665,600	17,998	5	683,593	1.97
After 10 years	8,263,835	68,128	195,910	8,136,053	1.67
Total mortgage-backed securities	8,995,195	88,507	195,926	8,887,776	1.69
Other					
After 1 to 5 years	123	5	–	128	3.62
Total other	123	5	–	128	3.62
Total debt securities available-for-sale[1]	$25,061,224	$205,393	$298,348	$24,968,269	1.42%

[1] Includes $22.0 billion pledged to secure government and trust deposits, assets sold under agreements to repurchase, credit facilities and loan servicing agreements that the secured parties are not permitted to sell or repledge the collateral, of which $20.9 billion serve as collateral for public funds.

The weighted average yield on debt securities available-for-sale is based on amortized cost; therefore, it does not give effect to changes in fair value.

Securities not due on a single contractual maturity date, such as mortgage-backed securities and collateralized mortgage obligations, are classified in the period of final contractual maturity. The expected maturities of collateralized mortgage obligations, mortgage-backed securities and certain other securities may differ from their contractual maturities because they may be subject to prepayments or may be called by the issuer.

The following table presents the aggregate amortized cost and fair value of debt securities available-for-sale at December 31, 2022 by contractual maturity.

(In thousands)	Amortized cost	Fair value
Within 1 year	$ 4,576,127	$ 4,529,477
After 1 to 5 years	6,873,043	6,458,553
After 5 to 10 years	1,223,590	1,120,944
After 10 years	6,889,789	5,695,400
Total debt securities available-for-sale	$19,562,549	$17,804,374

There were no debt securities available-for-sale sold during the year ended December 31, 2022. During the year ended December 31, 2021, the Corporation sold U.S Treasury Notes. The proceeds from these sales were $236 million. Gross realized gains and losses on the sale of debt securities available-for-sale for the years ended December 31, 2022, 2021 and 2020 were as follows:

(In thousands)	2022	2021	2020
Gross realized gains	$ –	$ 695	$ 41
Gross realized losses	–	(672)	–
Net realized gains (losses) on sale of debt securities available-for-sale	$ –	$ 23	$ 41

The following tables present the Corporation's fair value and gross unrealized losses of debt securities available-for-sale, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2022 and 2021.

	At December 31, 2022					
	Less than 12 months		12 months or more		Total	
(In thousands)	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
U.S. Treasury securities	$6,027,786	$288,582	$3,244,572	$ 209,696	$ 9,272,358	$ 498,278
Collateralized mortgage obligations - federal agencies	139,845	10,655	22,661	3,705	162,506	14,360
Mortgage-backed securities	1,740,214	138,071	4,662,195	1,108,980	6,402,409	1,247,051
Other	60	2	–	–	60	2
Total debt securities available-for-sale in an unrealized loss position	$7,907,905	$437,310	$7,929,428	$1,322,381	$15,837,333	$1,759,691

	At December 31, 2021					
	Less than 12 months		12 months or more		Total	
(In thousands)	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
U.S. Treasury securities	$ 9,590,448	$102,059	$ –	$ –	$ 9,590,448	$102,059
Collateralized mortgage obligations - federal agencies	35,533	334	1,084	29	36,617	363
Mortgage-backed securities	5,767,556	170,614	595,051	25,312	6,362,607	195,926
Total debt securities available-for-sale in an unrealized loss position	$15,393,537	$273,007	$596,135	$25,341	$15,989,672	$298,348

As of December 31, 2022, the portfolio of available-for-sale debt securities reflects gross unrealized losses of approximately $1.8 billion, driven mainly by fixed-rate U.S. Treasury Securities and mortgage-backed securities, which have been impacted by a decline in fair value as a result of the rising interest rate environment. The portfolio of available-for-sale debt securities is comprised mainly of U.S Treasuries and obligations from the U.S. Government, its agencies or government sponsored entities, including FNMA, FHMLC and GNMA. As discussed in Note 2 to the Consolidated Financial Statements, these securities carry an explicit or implicit guarantee from the U.S. Government, are highly rated by major rating agencies, and have a long history of no credit losses. Accordingly, the Corporation applies a zero-credit loss assumption and no ACL for these securities has been established.

In October 2022, the Corporation transferred U.S. Treasury securities with a fair value of $6.5 billion (par value of $7.4 billion) from its available-for-sale portfolio to its held-to-maturity portfolio. Management changed its intent, given its ability to hold these securities to maturity due to the Corporation's liquidity position and its intention to reduce the impact on accumulated other comprehensive income (loss) ("AOCI") and tangible capital of further increases in interest rates. The securities were reclassified at fair value at the time of the transfer. At the date of the transfer, these securities had pre-tax unrealized losses of $873.0 million recorded in AOCI. This fair value discount is being accreted to interest income and the unrealized loss remaining in AOCI is being amortized, offsetting each other through the remaining life of the securities. There were no realized gains or losses recorded as a result of this transfer.

Note 7 - Debt securities held-to-maturity

The following tables present the amortized cost, allowance for credit losses, gross unrealized gains and losses, approximate fair value, weighted average yield and contractual maturities of debt securities held-to-maturity at December 31, 2022 and 2021.

				At December 31, 2022				
(In thousands)	Amortized cost	Book [1] Value	Allowance for Credit Losses	Carrying Value Net of Allowance	Gross unrealized gains	Gross unrealized losses	Fair value	Weighted average yield
U.S. Treasury securities								
Within 1 year	$ 499,034	$ 499,034	$ —	$ 499,034	$ —	$ 6,203	$ 492,831	2.83%
After 1 to 5 years	6,147,568	5,640,767	—	5,640,767	—	59,806	5,580,961	1.49
After 5 to 10 years	2,638,238	2,313,666	—	2,313,666	—	14,857	2,298,809	1.41
Total U.S. Treasury securities	9,284,840	8,453,467	—	8,453,467	—	80,866	8,372,601	1.54
Obligations of Puerto Rico, States and political subdivisions								
Within 1 year	4,530	4,530	8	4,522	5	—	4,527	6.08
After 1 to 5 years	19,105	19,105	234	18,871	150	82	18,939	4.24
After 5 to 10 years	1,025	1,025	34	991	34	—	1,025	5.80
After 10 years	41,261	41,261	6,635	34,626	4,729	2,229	37,126	1.40
Total obligations of Puerto Rico, States and political subdivisions	65,921	65,921	6,911	59,010	4,918	2,311	61,617	2.61
Collateralized mortgage obligations - federal agencies								
After 1 to 5 years	19	19	—	19	—	—	19	6.44
Total collateralized mortgage obligations - federal agencies	19	19	—	19	—	—	19	6.44
Securities in wholly owned statutory business trusts								
After 10 years	5,959	5,959	—	5,959	—	—	5,959	6.33
Total securities in wholly owned statutory business trusts	5,959	5,959	—	5,959	—	—	5,959	6.33
Total debt securities held-to-maturity [2]	$9,356,739	$8,525,366	$6,911	$8,518,455	$4,918	$83,177	$8,440,196	1.55%

[1] Book value includes $831 million of net unrealized loss which remains in Accumulated other comprehensive income (AOCI) related to certain securities transferred from available-for-sale securities portfolio to the held-to-maturity securities portfolio as discussed in Note 6.

[2] Includes $6.9 million pledged to secure public and trust deposits that the secured parties are not permitted to sell or repledge the collateral.

			At December 31, 2021				
(In thousands)	Amortized cost	Allowance for Credit Losses	Net of Allowance	Gross unrealized gains	Gross unrealized losses	Fair value	Weighted average yield
Obligations of Puerto Rico, States and political subdivisions							
Within 1 year	$ 4,240	$ 7	$ 4,233	$ 4	$ —	$ 4,237	6.07%
After 1 to 5 years	14,395	148	14,247	149	—	14,396	6.23
After 5 to 10 years	11,280	122	11,158	104	—	11,262	2.18
After 10 years	43,561	7,819	35,742	11,746	—	47,488	1.50
Total obligations of Puerto Rico, States and political subdivisions	73,476	8,096	65,380	12,003	—	77,383	2.79
Collateralized mortgage obligations - federal agencies							
After 1 to 5 years	25	—	25	—	—	25	6.44
Total collateralized mortgage obligations - federal agencies	25	—	25	—	—	25	6.44
Securities in wholly owned statutory business trusts							
After 10 years	5,960	—	5,960	—	—	5,960	6.33
Total securities in wholly owned statutory business trusts	5,960	—	5,960	—	—	5,960	6.33
Total debt securities held-to-maturity	$79,461	$8,096	$71,365	$12,003	$ —	$83,368	3.06%

Securities not due on a single contractual maturity date, such as collateralized mortgage obligations, are classified in the period of final contractual maturity. The expected maturities of collateralized mortgage obligations and certain other securities may differ from their contractual maturities because they may be subject to prepayments or may be called by the issuer.

The following table presents the aggregate amortized cost and fair value of debt securities held-to-maturity at December 31, 2022 by contractual maturity.

(In thousands)	Amortized cost	Book Value	Fair value
Within 1 year	$ 503,564	$ 503,564	$ 497,358
After 1 to 5 years	6,166,692	5,659,891	5,599,919
After 5 to 10 years	2,639,263	2,314,691	2,299,834
After 10 years	47,220	47,220	43,085
Total debt securities held-to-maturity	$9,356,739	$8,525,366	$8,440,196

Credit Quality Indicators

The following describes the credit quality indicators by major security type that the Corporation considers in its' estimate to develop the allowance for credit losses for investment securities held-to-maturity.

As discussed in Note 2 to the Consolidated Financial Statements, U.S. Treasury securities carry an explicit guarantee from the U.S. Government are highly rated by major rating agencies, and have a long history of no credit losses. Accordingly, the Corporation applies a zero-credit loss assumption and no ACL for these securities has been established.

At December 31, 2022 and December 31, 2021, the "Obligations of Puerto Rico, States and political subdivisions" classified as held-to-maturity, includes securities issued by municipalities of Puerto Rico that are generally not rated by a credit rating agency. This includes $25 million of general and special obligation bonds issued by three municipalities of Puerto Rico, that are payable primarily from certain property taxes imposed by the issuing municipality (December 31, 2021 - $30 million). In the case of general obligations, they also benefit from a pledge of the full faith, credit and unlimited taxing power of the issuing municipality, which is required by law to levy property taxes in an amount sufficient for the payment of debt service on such general obligation bonds. The Corporation performs periodic credit quality reviews of these securities and internally assigns standardized credit risk ratings based on its evaluation. The Corporation considers these ratings in its estimate to develop the allowance for credit losses associated with these securities. For the definitions of the obligor risk ratings, refer to the Credit Quality section of Note 9 to the Consolidated Financial Statements.

The following presents the amortized cost basis of securities held by the Corporation issued by municipalities of Puerto Rico aggregated by the internally assigned standardized credit risk rating:

	At December 31, 2022	At December 31, 2021
(In thousands)	Securities issued by Puerto Rico municipalities	
Watch	$13,735	$16,345
Pass	10,925	13,800
Total	$24,660	$30,145

At December 31, 2022, the portfolio of "Obligations of Puerto Rico, States and political subdivisions" also includes $42 million in securities issued by the Puerto Rico Housing Finance Authority ("HFA"), a government instrumentality, for which the underlying source of payment is second mortgage loans in Puerto Rico residential properties (not the government), but for which HFA, provides a guarantee in the event of default and upon the satisfaction of certain other conditions (December 31, 2021 - $43 million). These securities are not rated by a credit rating agency. The Corporation assesses the credit risk associated with these securities by evaluating the refreshed FICO scores of a representative sample of the underlying borrowers. At December 31, 2022, the average refreshed FICO score for the representative sample, comprised of 65% of the nominal value of the securities, used for the loss estimate was of 707 (compared to 64% and 704, respectively, at December 31, 2021). The loss estimates for this portfolio was based on the methodology established under CECL for similar loan obligations. The Corporation does not consider the government guarantee when estimating the credit losses associated with this portfolio.

A further deterioration of the Puerto Rico economy or of the fiscal health of the Government of Puerto Rico and/or its instrumentalities (including if any of the issuing municipalities become subject to a debt restructuring proceeding under PROMESA) could further affect the value of these securities, resulting in losses to the Corporation.

Refer to Note 24 to the Consolidated Financial Statements for additional information on the Corporation's exposure to the Puerto Rico Government.

Delinquency status

At December 31, 2022 and December 31, 2021, there were no securities held-to-maturity in past due or non-performing status.

Allowance for credit losses on debt securities held-to-maturity
The following table provides the activity in the allowance for credit losses related to debt securities held-to-maturity by security type at December 31, 2022 and December 31, 2021:

	For the year ended December 31,	
	2022	2021
(In thousands)	Obligations of Puerto Rico, States and political subdivisions	
Allowance for credit losses:		
Beginning balance	$ 8,096	$10,261
Provision for credit losses (benefit)	(1,185)	(2,165)
Securities charged-off	–	–
Recoveries	–	–
Ending balance	$ 6,911	$ 8,096

The allowance for credit losses for the Obligations of Puerto Rico, States and political subdivisions includes $0.3 million for securities issued by municipalities of Puerto Rico, and $6.6 million for bonds issued by the Puerto Rico HFA, which are secured by second mortgage loans on Puerto Rico residential properties (compared to $0.3 million and $7.8 million, respectively, at December 31, 2021).

Note 8 – Loans
For a summary of the accounting policies related to loans, interest recognition and allowance for credit losses refer to Note 2 - Summary of Significant Accounting Policies of this Form 10-K.

During the year ended December 31, 2022, the Corporation recorded purchases (including repurchases) of mortgage loans of $299 million, which include $4 million in Purchased Credit Deteriorated ("PCD") loans, consumer loans of $433 million and commercial loans of $142 million; compared to purchases (including repurchases) of mortgage loans of $393 million, which include $14 million in PCD loans, consumer loans of $61 million and commercial loans of $139 million during the year ended December 31, 2021.

The Corporation performed whole-loan sales involving approximately $63 million of residential mortgage loans and $138 million of commercial and construction loans during the year ended December 31, 2022 (December 31, 2021 - $145 million of residential mortgage loans and $131 million of commercial and construction loans). Also, during the year ended December 31, 2022, the Corporation securitized approximately $169 million of mortgage loans into Government National Mortgage Association ("GNMA") mortgage-backed securities and $122 million of mortgage loans into Federal National Mortgage Association ("FNMA") mortgage-backed securities, compared to $380 million and $330 million, respectively, during the year ended December 31, 2021. Also, the Corporation securitized approximately $9 million of mortgage loans into Federal Home Loan Mortgage Corporation ("FHLMC") mortgage-backed securities during the year ended December 31, 2022.

Delinquency status
The following tables present the amortized cost basis of loans held-in-portfolio ("HIP"), net of unearned income, by past due status, and by loan class including those that are in non-performing status or that are accruing interest but are past due 90 days or more at December 31, 2022 and 2021.

December 31, 2022								
BPPR								
	Past due						Past due 90 days or more	
(In thousands)	30-59 days	60-89 days	90 days or more	Total past due	Current	Loans HIP	Non-accrual loans	Accruing loans
Commercial multi-family	$ 425	$ –	$ 242	$ 667	$ 280,706	$ 281,373	$ 242	$ –
Commercial real estate:								
Non-owner occupied	941	428	23,662	25,031	2,732,296	2,757,327	23,662	–
Owner occupied	729	245	23,990	24,964	1,563,092	1,588,056	23,990	–
Commercial and industrial	3,036	941	35,777	39,754	3,756,754	3,796,508	34,277	1,500
Construction	–	–	–	–	147,041	147,041	–	–
Mortgage	222,926	91,881	579,993	894,800	5,215,479	6,110,279	242,391	337,602
Leasing	11,983	3,563	5,941	21,487	1,564,252	1,585,739	5,941	–
Consumer:								
Credit cards	7,106	5,049	11,910	24,065	1,017,766	1,041,831	–	11,910
Home equity lines of credit	–	–	–	–	2,954	2,954	–	–
Personal	13,232	8,752	18,082	40,066	1,545,621	1,585,687	18,082	–
Auto	68,868	19,243	40,978	129,089	3,383,441	3,512,530	40,978	–
Other	487	87	12,682	13,256	124,324	137,580	12,446	236
Total	$329,733	$130,189	$753,257	$1,213,179	$21,333,726	$22,546,905	$402,009	$351,248

December 31, 2022								
Popular U.S.								
	Past due						Past due 90 days or more	
(In thousands)	30-59 days	60-89 days	90 days or more	Total past due	Current	Loans HIP	Non-accrual loans	Accruing loans
Commercial multi-family	$ 2,177	$ –	$ –	$ 2,177	$2,038,163	$2,040,340	$ –	$ –
Commercial real estate:								
Non-owner occupied	484	–	1,454	1,938	1,740,405	1,742,343	1,454	–
Owner occupied	–	–	5,095	5,095	1,485,398	1,490,493	5,095	–
Commercial and industrial	12,960	2,205	4,685	19,850	2,022,842	2,042,692	4,319	366
Construction	–	–	–	–	610,943	610,943	–	–
Mortgage	16,131	5,834	20,488	42,453	1,244,739	1,287,192	20,488	–
Consumer:								
Credit cards	–	–	–	–	39	39	–	–
Home equity lines of credit	413	161	4,110	4,684	64,278	68,962	4,110	–
Personal	1,808	1,467	1,958	5,233	232,659	237,892	1,958	–
Other	–	–	8	8	9,960	9,968	8	–
Total	$33,973	$9,667	$37,798	$81,438	$9,449,426	$9,530,864	$37,432	$366

Popular, Inc.

(In thousands)	Past due						Past due 90 days or more	
	30-59 days	60-89 days	90 days or more	Total past due	Current	Loans HIP [2] [3]	Non-accrual loans	Accruing loans
Commercial multi-family	$ 2,602	$ –	$ 242	$ 2,844	$ 2,318,869	$ 2,321,713	$ 242	$ –
Commercial real estate:								
Non-owner occupied	1,425	428	25,116	26,969	4,472,701	4,499,670	25,116	–
Owner occupied	729	245	29,085	30,059	3,048,490	3,078,549	29,085	–
Commercial and industrial	15,996	3,146	40,462	59,604	5,779,596	5,839,200	38,596	1,866
Construction	–	–	–	–	757,984	757,984	–	–
Mortgage [1]	239,057	97,715	600,481	937,253	6,460,218	7,397,471	262,879	337,602
Leasing	11,983	3,563	5,941	21,487	1,564,252	1,585,739	5,941	–
Consumer:								
Credit cards	7,106	5,049	11,910	24,065	1,017,805	1,041,870	–	11,910
Home equity lines of credit	413	161	4,110	4,684	67,232	71,916	4,110	–
Personal	15,040	10,219	20,040	45,299	1,778,280	1,823,579	20,040	–
Auto	68,868	19,243	40,978	129,089	3,383,441	3,512,530	40,978	–
Other	487	87	12,690	13,264	134,284	147,548	12,454	236
Total	$363,706	$139,856	$791,055	$1,294,617	$30,783,152	$32,077,769	$439,441	$351,614

[1] It is the Corporation's policy to report delinquent residential mortgage loans insured by Federal Housing Administration ("FHA") or guaranteed by the U.S. Department of Veterans Affairs ("VA") as accruing loans past due 90 days or more as opposed to non-performing since the principal repayment is insured. The balance of these loans includes $14 million at December 31, 2022 related to the rebooking of loans previously pooled into GNMA securities, in which the Corporation had a buy-back option. Under the GNMA program, issuers such as BPPR have the option but not the obligation to repurchase loans that are 90 days or more past due. For accounting purposes, these loans subject to repurchases option are required to be reflected (rebooked) on the financial statements of BPPR with an offsetting liability. These balances also include $190 million of residential mortgage loans insured by FHA or guaranteed by the VA that are no longer accruing interest as of December 31, 2022. Furthermore, the Corporation has approximately $42 million in reverse mortgage loans which are guaranteed by FHA, but which are currently not accruing interest. Due to the guaranteed nature of the loans, it is the Corporation's policy to exclude these balances from non-performing assets.

[2] Loans held-in-portfolio are net of $295 million in unearned income and exclude $5 million in loans held-for-sale.

[3] Includes $7.4 billion pledged to secure credit facilities and public funds that the secured parties are not permitted to sell or repledge the collateral, of which $4.8 billion were pledged at the Federal Home Loan Bank ("FHLB") as collateral for borrowings and $2.6 billion at the Federal Reserve Bank ("FRB") for discount window borrowings.

December 31, 2021								
BPPR								
	Past due						Past due 90 days or more	
(In thousands)	30-59 days	60-89 days	90 days or more	Total past due	Current	Loans HIP	Non-accrual loans	Accruing loans
Commercial multi-family	$ 314	$ –	$ 272	$ 586	$ 154,183	$ 154,769	$ 272	$ –
Commercial real estate:								
Non-owner occupied	2,399	136	20,716	23,251	2,266,672	2,289,923	20,716	–
Owner occupied	3,329	278	54,335	57,942	1,365,787	1,423,729	54,335	–
Commercial and industrial	3,438	1,727	45,242	50,407	3,478,041	3,528,448	44,724	518
Construction	–	–	485	485	86,626	87,111	485	–
Mortgage	217,830	81,754	805,245	1,104,829	5,147,037	6,251,866	333,887	471,358
Leasing	9,240	2,037	3,102	14,379	1,366,940	1,381,319	3,102	–
Consumer:								
Credit cards	5,768	3,520	8,577	17,865	901,986	919,851	–	8,577
Home equity lines of credit	46	–	23	69	3,502	3,571	–	23
Personal	10,027	6,072	21,235	37,334	1,250,726	1,288,060	21,235	–
Auto	59,128	15,019	23,085	97,232	3,314,955	3,412,187	23,085	–
Other	432	714	12,621	13,767	110,781	124,548	12,448	173
Total	$311,951	$111,257	$994,938	$1,418,146	$19,447,236	$20,865,382	$514,289	$480,649

December 31, 2021								
Popular U.S.								
	Past due						Past due 90 days or more	
(In thousands)	30-59 days	60-89 days	90 days or more	Total past due	Current	Loans HIP	Non-accrual loans	Accruing loans
Commercial multi-family	$ 3,826	$ –	$ –	$ 3,826	$1,804,035	$1,807,861	$ –	$ –
Commercial real estate:								
Non-owner occupied	5,721	683	622	7,026	2,316,441	2,323,467	622	–
Owner occupied	1,095	–	1,013	2,108	392,265	394,373	1,013	–
Commercial and industrial	9,410	2,680	4,015	16,105	1,794,026	1,810,131	3,897	118
Construction	–	–	–	–	629,109	629,109	–	–
Mortgage	11,711	2,573	21,969	36,253	1,139,077	1,175,330	21,969	–
Consumer:								
Credit cards	–	–	–	–	10	10	–	–
Home equity lines of credit	71	34	5,406	5,511	69,780	75,291	5,406	–
Personal	863	574	681	2,118	152,827	154,945	681	–
Other	–	–	–	–	4,658	4,658	–	–
Total	$32,697	$6,544	$33,706	$72,947	$8,302,228	$8,375,175	$33,588	$118

	December 31, 2021							
	Popular, Inc.							
	Past due						Past due 90 days or more	
(In thousands)	30-59 days	60-89 days	90 days or more	Total past due	Current	Loans HIP [2] [3]	Non-accrual loans	Accruing loans
Commercial multi-family	$ 4,140	$ –	$ 272	$ 4,412	$ 1,958,218	$ 1,962,630	$ 272	$ –
Commercial real estate:								
Non-owner occupied	8,120	819	21,338	30,277	4,583,113	4,613,390	21,338	–
Owner occupied	4,424	278	55,348	60,050	1,758,052	1,818,102	55,348	–
Commercial and industrial	12,848	4,407	49,257	66,512	5,272,067	5,338,579	48,621	636
Construction	–	–	485	485	715,735	716,220	485	–
Mortgage [1]	229,541	84,327	827,214	1,141,082	6,286,114	7,427,196	355,856	471,358
Leasing	9,240	2,037	3,102	14,379	1,366,940	1,381,319	3,102	–
Consumer:								
Credit cards	5,768	3,520	8,577	17,865	901,996	919,861	–	8,577
Home equity lines of credit	117	34	5,429	5,580	73,282	78,862	5,406	23
Personal	10,890	6,646	21,916	39,452	1,403,553	1,443,005	21,916	–
Auto	59,128	15,019	23,085	97,232	3,314,955	3,412,187	23,085	–
Other	432	714	12,621	13,767	115,439	129,206	12,448	173
Total	$344,648	$117,801	$1,028,644	$1,491,093	$27,749,464	$29,240,557	$547,877	$480,767

[1] It is the Corporation's policy to report delinquent residential mortgage loans insured by FHA or guaranteed by the VA as accruing loans past due 90 days or more as opposed to non-performing since the principal repayment is insured. The balance of these loans includes $13 million at December 31, 2021 related to the rebooking of loans previously pooled into GNMA securities, in which the Corporation had a buy-back option. Under the GNMA program, issuers such as BPPR have the option but not the obligation to repurchase loans that are 90 days or more past due. For accounting purposes, these loans subject to repurchases option are required to be reflected (rebooked) on the financial statements of BPPR with an offsetting liability. These balances also include $304 million of residential mortgage loans insured by FHA or guaranteed by the VA that are no longer accruing interest as of December 31, 2021. Furthermore, the Corporation has approximately $50 million in reverse mortgage loans which are guaranteed by FHA, but which are currently not accruing interest. Due to the guaranteed nature of the loans, it is the Corporation's policy to exclude these balances from non-performing assets.

[2] Loans held-in-portfolio are net of $266 million in unearned income and exclude $59 million in loans held-for-sale.

[3] Includes $6.6 billion pledged to secure credit facilities and public funds that the secured parties are not permitted to sell or repledge the collateral, of which $3.2 billion were pledged at the FHLB as collateral for borrowings and $1.7 billion at the FRB for discount window borrowings and $1.7 billion serve as collateral for public funds.

Recognition of interest income on mortgage loans is generally discontinued when loans are 90 days or more in arrears on payments of principal or interest. The Corporation discontinues the recognition of interest income on residential mortgage loans insured by the FHA or guaranteed by VA when 15 months delinquent as to principal or interest, since the principal repayment on these loans is insured.

At December 31, 2022, mortgage loans held-in-portfolio include $2.0 billion (December 31, 2021 - $1.9 billion) of loans insured by the FHA, or guaranteed by the VA of which $0.3 billion (December 31, 2021 - $0.5 billion) are 90 days or more past due. These balances include $725 million in loans modified under a TDR (December 31, 2021 - $716 million), that are presented as accruing loans. The portfolio of guaranteed loans includes $190 million of residential mortgage loans in Puerto Rico that are no longer accruing interest as of December 31, 2022 (December 31, 2021 - $304 million). The Corporation has approximately $42 million in reverse mortgage loans in Puerto Rico which are guaranteed by FHA, but which are currently not accruing interest at December 31, 2022 (December 31, 2021 - $50 million).

Loans with a delinquency status of 90 days past due as of December 31, 2022 include $14 million in loans previously pooled into GNMA securities (December 31, 2021 - $13 million). Under the GNMA program, issuers such as BPPR have the option but not the obligation to repurchase loans that are 90 days or more past due. For accounting purposes, these loans subject to the repurchase option are required to be reflected on the financial statements of BPPR with an offsetting liability. Loans in our serviced GNMA portfolio benefit from payment forbearance programs but continue to reflect the contractual delinquency until the borrower repays deferred payments or completes a payment deferral modification or other borrower assistance alternative.

The components of the net financing leases, including finance leases within the C&I category, receivable at December 31, 2022 and 2021 were as follows:

(In thousands)	2022	2021
Total minimum lease payments	$1,336,173	$1,190,545
Estimated residual value of leased property	605,638	518,670
Deferred origination costs, net of fees	24,909	21,474
Less - Unearned financing income	293,091	257,738
Net minimum lease payments	1,673,629	1,472,951
Less - Allowance for credit losses	22,216	18,581
Net minimum lease payments, net of allowance for credit losses	$1,651,413	$1,454,370

At December 31, 2022, future minimum lease payments are expected to be received as follows:

(In thousands)	
2023	$ 111,779
2024	132,371
2025	177,836
2026	303,773
2027	402,035
2028 and thereafter	208,379
Total	$1,336,173

The following tables present the amortized cost basis of non-accrual loans as of December 31, 2022 and 2021 by class of loans:

	December 31, 2022					
	BPPR		Popular U.S.		Popular, Inc.	
(In thousands)	Non-accrual with no allowance	Non-accrual with allowance	Non-accrual with no allowance	Non-accrual with allowance	Non-accrual with no allowance	Non-accrual with allowance
Commercial multi-family	$ —	$ 242	$ —	$ —	$ —	$ 242
Commercial real estate non-owner occupied	15,639	8,023	1,454	—	17,093	8,023
Commercial real estate owner occupied	9,070	14,920	5,095	—	14,165	14,920
Commercial and industrial	20,227	14,050	—	4,319	20,227	18,369
Mortgage	119,027	123,364	71	20,417	119,098	143,781
Leasing	458	5,483	—	—	458	5,483
Consumer:						
HELOCs	—	—	—	4,110	—	4,110
Personal	4,623	13,459	—	1,958	4,623	15,417
Auto	1,177	39,801	—	—	1,177	39,801
Other	263	12,183	—	8	263	12,191
Total	$170,484	$231,525	$6,620	$30,812	$177,104	$262,337

	December 31, 2021					
	BPPR		Popular U.S.		Popular, Inc.	
(In thousands)	Non-accrual with no allowance	Non-accrual with allowance	Non-accrual with no allowance	Non-accrual with allowance	Non-accrual with no allowance	Non-accrual with allowance
Commercial multi-family	$ —	$ 272	$ —	$ —	$ —	$ 272
Commercial real estate non-owner occupied	15,819	4,897	—	622	15,819	5,519
Commercial real estate owner occupied	13,491	40,844	—	1,013	13,491	41,857
Commercial and industrial	30,177	14,547	—	3,897	30,177	18,444
Construction	—	485	—	—	—	485
Mortgage	169,827	164,060	29	21,940	169,856	186,000
Leasing	276	2,826	—	—	276	2,826
Consumer:						
HELOCs	—	—	—	5,406	—	5,406
Personal	6,279	14,956	81	600	6,360	15,556
Auto	879	22,206	—	—	879	22,206
Other	—	12,448	—	—	—	12,448
Total	$236,748	$277,541	$110	$33,478	$236,858	$311,019

Loans in non-accrual status with no allowance at December 31, 2022 include $177 million in collateral dependent loans (December 31, 2021 - $237 million). The Corporation recognized $4 million in interest income on non-accrual loans during the year ended December 31, 2022 (December 31, 2021 - $3 million).

The Corporation has designated loans classified as collateral dependent for which the ACL is measured based on the fair value of the collateral less cost to sell, when foreclosure is probable or when the repayment is expected to be provided substantially by the sale or operation of the collateral and the borrower is experiencing financial difficulty. The fair value of the collateral is based on appraisals, which may be adjusted due to their age, and the type, location, and condition of the property or area or general market conditions to reflect the expected change in value between the effective date of the appraisal and the measurement date. Appraisals are updated every one to two years depending on the type of loan and the total exposure of the borrower.

The following tables present the amortized cost basis of collateral-dependent loans, for which the ACL was measured based on the fair value of the collateral less cost to sell, by class of loans and type of collateral as of December 31, 2022 and 2021:

(In thousands)	December 31, 2022					
	Real Estate	Auto	Equipment	Accounts Receivables	Other	Total
BPPR						
Commercial multi-family	$ 1,329	$ —	$ —	$ —	$ —	$ 1,329
Commercial real estate:						
Non-owner occupied	202,980	—	—	—	—	202,980
Owner occupied	18,234	—	—	—	—	18,234
Commercial and industrial	1,345	—	32	9,853	20,985	32,215
Mortgage	128,069	—	—	—	—	128,069
Leasing	—	1,020	—	—	—	1,020
Consumer:						
Personal	5,381	—	—	—	—	5,381
Auto	—	9,556	—	—	—	9,556
Other	—	—	—	—	263	263
Total BPPR	$357,338	$10,576	$ 32	$9,853	$21,248	$399,047
Popular U.S.						
Commercial real estate:						
Non-owner occupied	$ 1,454	$ —	$ —	$ —	$ —	$ 1,454
Owner occupied	5,095	—	—	—	—	5,095
Commercial and industrial	—	—	136	—	—	136
Mortgage	1,104	—	—	—	—	1,104
Total Popular U.S.	$ 7,653	$ —	$136	$ —	$ —	$ 7,789
Popular, Inc.						
Commercial multi-family	$ 1,329	$ —	$ —	$ —	$ —	$ 1,329
Commercial real estate:						
Non-owner occupied	204,434	—	—	—	—	204,434
Owner occupied	23,329	—	—	—	—	23,329
Commercial and industrial	1,345	—	168	9,853	20,985	32,351
Mortgage	129,173	—	—	—	—	129,173
Leasing	—	1,020	—	—	—	1,020
Consumer:						
Personal	5,381	—	—	—	—	5,381
Auto	—	9,556	—	—	—	9,556
Other	—	—	—	—	263	263
Total Popular, Inc.	$364,991	$10,576	$168	$9,853	$21,248	$406,836

(In thousands)	December 31, 2021 Real Estate	Auto	Equipment	Accounts Receivables	Other	Total
BPPR						
Commercial multi-family	$ 1,374	$ –	$ –	$ –	$ –	$ 1,374
Commercial real estate:						
Non-owner occupied	211,026	–	–	–	–	211,026
Owner occupied	47,268	–	–	–	–	47,268
Commercial and industrial	2,650	–	680	10,675	27,893	41,898
Mortgage	179,774	–	–	–	–	179,774
Leasing	–	574	–	–	–	574
Consumer:						
Personal	6,165	–	–	–	–	6,165
Auto	–	8,983	–	–	–	8,983
Total BPPR	$448,257	$9,557	$680	$10,675	$27,893	$497,062
Popular U.S.						
Mortgage	$ 926	$ –	$ –	$ –	$ –	$ 926
Total Popular U.S.	$ 926	$ –	$ –	$ –	$ –	$ 926
Popular, Inc.						
Commercial multi-family	$ 1,374	$ –	$ –	$ –	$ –	$ 1,374
Commercial real estate:						
Non-owner occupied	211,026	–	–	–	–	211,026
Owner occupied	47,268	–	–	–	–	47,268
Commercial and industrial	2,650	–	680	10,675	27,893	41,898
Mortgage	180,700	–	–	–	–	180,700
Leasing	–	574	–	–	–	574
Consumer:						
Personal	6,165	–	–	–	–	6,165
Auto	–	8,983	–	–	–	8,983
Total Popular, Inc.	$449,183	$9,557	$680	$10,675	$27,893	$497,988

Purchased Credit Deteriorated (PCD) Loans

The Corporation has purchased loans during the year for which there was, at acquisition, evidence of more than insignificant deterioration of credit quality since origination. The carrying amount of those loans is as follows:

(In thousands)	December 31, 2022	December 31, 2021
Purchase price of loans at acquisition	$3,144	$10,995
Allowance for credit losses at acquisition	915	3,142
Non-credit discount / (premium) at acquisition	140	446
Par value of acquired loans at acquisition	$4,199	$14,583

Note 9 - Allowance for credit losses - loans held-in-portfolio

The Corporation follows the current expected credit loss ("CECL") model, to establish and evaluate the adequacy of the allowance for credit losses ("ACL") to provide for expected losses in the loan portfolio. This model establishes a forward-looking methodology that reflects the expected credit losses over the lives of financial assets, starting when such assets are first acquired or originated. In addition, CECL provides that the initial ACL on purchased credit deteriorated ("PCD") financial assets be recorded as an increase to the purchase price, with subsequent changes to the allowance recorded as a credit loss expense. The provision for credit losses recorded in current operations is based on this methodology. Loan losses are charged and recoveries are credited to the ACL.

At December 31, 2022, the Corporation estimated the ACL by weighting the outputs of optimistic, baseline, and pessimistic scenarios. Among the three scenarios used to estimate the ACL, the baseline is assigned the highest probability, followed by the pessimistic scenario given the uncertainties in the economic outlook and downside risk. The weightings applied are subject to evaluation on a quarterly basis as part of the ACL's governance process. The Corporation evaluates, at least on an annual basis, the assumptions tied to the CECL accounting framework. These include the reasonable and supportable period as well as the reversion window. During the third quarter of 2022, as part of its evaluation procedures, the Corporation decided to extend the reversion window from 1 year to 3 years. The extension in the reversion window results

in a better representation of historical movements for key macroeconomic variables that impact the ACL. This change in assumptions contributed to a reduction of $11 million in the ACL. The reasonable and supportable period assumptions remained unchanged at 2- years.

The baseline scenario assumes a 2023 annualized GDP growth for Puerto Rico and the United States of 1.3% and 0.7%. For 2022 annualized expected growth was 2.6% and 1.8% for Puerto Rico and United States, respectively. The reduction in 2023 is due to the expected slowdown in the economy as a result of tight monetary policy, weaker job growth and persistent inflation.

The 2023 average unemployment rate is forecasted at 7.8% and 4.0% for Puerto Rico and United States, respectively, compared to 2022 average level 6.4% for Puerto Rico and 3.7% for the United States. In 2023, weaker job growth due to the expected slowdown in the economy will contribute to an increase in the unemployment rate.

The following tables present the changes in the ACL of loans held-in-portfolio and unfunded commitments for the years ended December 31, 2022 and 2021.

| For the year ended December 31, 2022 | | | | | | |
| BPPR | | | | | | |
(In thousands)	Commercial	Construction	Mortgage	Leasing	Consumer	Total
Allowance for credit losses - loans:						
Beginning balance	$151,928	$1,641	$138,286	$17,578	$ 284,729	$ 594,162
Provision for credit losses (benefit)	11,475	526	(37,600)	6,832	88,311	69,544
Initial allowance for credit losses - PCD Loans	–	–	915	–	–	915
Charge-offs	(7,238)	–	(5,105)	(7,107)	(106,752)	(126,202)
Recoveries	18,130	811	20,848	3,315	34,022	77,126
Ending balance - loans	$174,295	$2,978	$117,344	$20,618	$ 300,310	$ 615,545
Allowance for credit losses - unfunded commitments:						
Beginning balance	$ 1,751	$2,388	$ –	$ –	$ –	$ 4,139
Provision for credit losses (benefit)	2,585	(366)	–	–	–	2,219
Ending balance - unfunded commitments [1]	$ 4,336	$2,022	$ –	$ –	$ –	$ 6,358

[1] Allowance for credit losses of unfunded commitments is presented as part of Other Liabilities in the Consolidated Statements of Financial Condition.

| For the year ended December 31, 2022 | | | | | |
| Popular U.S. | | | | | |
(In thousands)	Commercial	Construction	Mortgage	Consumer	Total
Allowance for credit losses - loans:					
Beginning balance	$ 63,877	$ 4,722	$16,192	$16,413	$101,204
Provision for credit losses (benefit)	4,597	(4,586)	1,706	12,046	13,763
Charge-offs	(10,012)	–	(68)	(8,036)	(18,116)
Recoveries	2,619	1,132	80	4,075	7,906
Ending balance - loans	$ 61,081	$ 1,268	$17,910	$24,498	$104,757
Allowance for credit losses - unfunded commitments:					
Beginning balance	$ 1,384	$ 2,337	$ –	$ 37	$ 3,758
Provision for credit losses (benefit)	(209)	(1,153)	–	51	(1,311)
Ending balance - unfunded commitments [1]	$ 1,175	$ 1,184	$ –	$ 88	$ 2,447

[1] Allowance for credit losses of unfunded commitments is presented as part of Other Liabilities in the Consolidated Statements of Financial Condition.

For the year ended December 31, 2022

Popular, Inc.

(In thousands)	Commercial	Construction	Mortgage	Leasing	Consumer	Total
Allowance for credit losses - loans:						
Beginning balance	$215,805	$ 6,363	$154,478	$17,578	$ 301,142	$ 695,366
Provision for credit losses (benefit)	16,072	(4,060)	(35,894)	6,832	100,357	83,307
Initial allowance for credit losses - PCD Loans	–	–	915	–	–	915
Charge-offs	(17,250)	–	(5,173)	(7,107)	(114,788)	(144,318)
Recoveries	20,749	1,943	20,928	3,315	38,097	85,032
Ending balance - loans	$235,376	$ 4,246	$135,254	$20,618	$ 324,808	$ 720,302
Allowance for credit losses - unfunded commitments:						
Beginning balance	$ 3,135	$ 4,725	$ –	$ –	$ 37	$ 7,897
Provision for credit losses (benefit)	2,376	(1,519)	–	–	51	908
Ending balance - unfunded commitments [1]	$ 5,511	$ 3,206	$ –	$ –	$ 88	$ 8,805

[1] Allowance for credit losses of unfunded commitments is presented as part of Other Liabilities in the Consolidated Statements of Financial Condition.

For the year ended December 31, 2021

BPPR

(In thousands)	Commercial	Construction	Mortgage	Leasing	Consumer	Total
Allowance for credit losses - loans:						
Beginning balance	$225,323	$ 4,871	$195,557	$16,863	$297,136	$ 739,750
Provision for credit losses (benefit)	(91,695)	(1,533)	(57,684)	2,094	19,800	(129,018)
Initial allowance for credit losses - PCD Loans	–	–	3,142	–	–	3,142
Charge-offs	(17,180)	(6,620)	(17,656)	(4,637)	(78,047)	(124,140)
Recoveries	35,480	4,923	14,927	3,258	45,840	104,428
Ending balance - loans	$151,928	$ 1,641	$138,286	$17,578	$284,729	$ 594,162
Allowance for credit losses - unfunded commitments:						
Beginning balance	$ 4,913	$ 4,610	$ –	$ –	$ –	$ 9,523
Provision for credit losses (benefit)	(3,162)	(2,222)	–	–	–	(5,384)
Ending balance - unfunded commitments [1]	$ 1,751	$ 2,388	$ –	$ –	$ –	$ 4,139

[1] Allowance for credit losses of unfunded commitments is presented as part of Other Liabilities in the Consolidated Statements of Financial Condition.

For the year ended December 31, 2021

Popular U.S.

(In thousands)	Commercial	Construction	Mortgage	Consumer	Total
Allowance for credit losses - loans:					
Beginning balance	$108,057	$ 9,366	$20,159	$18,918	$156,500
Provision for credit losses (benefit)	(45,427)	(4,764)	(3,949)	(187)	(54,327)
Charge-offs	(1,177)	(523)	(605)	(8,732)	(11,037)
Recoveries	2,424	643	587	6,414	10,068
Ending balance - loans	$ 63,877	$ 4,722	$16,192	$16,413	$101,204
Allowance for credit losses - unfunded commitments:					
Beginning balance	$ 1,753	$ 4,469	$ –	$ 106	$ 6,328
Provision for credit losses (benefit)	(369)	(2,132)	–	(69)	(2,570)
Ending balance - unfunded commitments [1]	$ 1,384	$ 2,337	$ –	$ 37	$ 3,758

[1] Allowance for credit losses of unfunded commitments is presented as part of Other Liabilities in the Consolidated Statements of Financial Condition.

	For the year ended December 31, 2021					
	Popular, Inc.					
(In thousands)	Commercial	Construction	Mortgage	Leasing	Consumer	Total
Allowance for credit losses - loans:						
Beginning balance	$ 333,380	$14,237	$215,716	$16,863	$316,054	$ 896,250
Provision for credit losses (benefit)	(137,122)	(6,297)	(61,633)	2,094	19,613	(183,345)
Initial allowance for credit losses - PCD Loans	–	–	3,142	–	–	3,142
Charge-offs	(18,357)	(7,143)	(18,261)	(4,637)	(86,779)	(135,177)
Recoveries	37,904	5,566	15,514	3,258	52,254	114,496
Ending balance - loans	$ 215,805	$ 6,363	$154,478	$17,578	$301,142	$ 695,366
Allowance for credit losses - unfunded commitments:						
Beginning balance	$ 6,666	$ 9,079	$ –	$ –	$ 106	$ 15,851
Provision for credit losses (benefit)	(3,531)	(4,354)	–	–	(69)	(7,954)
Ending balance - unfunded commitments [1]	$ 3,135	$ 4,725	$ –	$ –	$ 37	$ 7,897

[1]   Allowance for credit losses of unfunded commitments is presented as part of Other Liabilities in the Consolidated Statements of Financial Condition.

Modifications

A modification of a loan constitutes a troubled debt restructuring when a borrower is experiencing financial difficulty and the modification constitutes a concession. For a summary of the accounting policy related to troubled debt restructurings ("TDRs"), refer to the Summary of Significant Accounting Policies included in Note 2 to these Consolidated Financial Statements.

The outstanding balance of loans classified as TDRs amounted to $1.6 billion at December 31, 2022 (December 31, 2021 - $1.7 billion). The amount of outstanding commitments to lend additional funds to debtors owing receivables whose terms have been modified in TDRs amounted to $12 million related to the commercial loan portfolio at December 31, 2022 (December 31, 2021 - $9 million).

The following table presents the outstanding balance of loans classified as TDRs according to their accruing status and the related allowance at December 31, 2022 and 2021.

The Corporation has offered to clients impacted by the hurricanes Fiona a moratorium of up to three monthly payments on personal and commercial credit cards, auto loans, leases, and personal loans, subject to certain eligibility requirements. Mortgage clients also benefited from different payment relief alternatives available, depending on their type of loan. Loan relief options for commercial clients were reviewed on a case-by-case basis. As of December 31, 2022, approximately 2,428 loans with a $94.8 loans amortized cost were granted a moratorium of which 218 loans with a $7.7 million amortized cost have been classified as TDR.

	December 31, 2022				December 31, 2021			
(In thousands)	Accruing	Non-Accruing	Total	Related Allowance	Accruing	Non-Accruing	Total	Related Allowance
Loans held-in-portfolio:								
Commercial	$ 269,784	$ 54,641	$ 324,425	$18,451	$ 261,344	$ 64,744	$ 326,088	$ 24,736
Mortgage [1]	1,169,976	86,790	1,256,766	58,819	1,143,204	112,509	1,255,713	61,888
Leasing	1,154	24	1,178	43	325	47	372	42
Consumer	54,395	7,883	62,278	13,577	64,093	10,556	74,649	16,124
Loans held-in-portfolio	$1,495,309	$149,338	$1,644,647	$90,890	$1,468,966	$187,856	$1,656,822	$102,790

[1]   At December 31, 2022, accruing mortgage loan TDRs include $725 million guaranteed by U.S. sponsored entities at BPPR, compared to $716 million at December 31, 2021.

The following tables present the loan count by type of modification for those loans modified in a TDR during the years ended December 31, 2022 and 2021. Loans modified as TDRs for the U.S. operations are considered insignificant to the Corporation.

For the year ended December 31, 2022				
	Reduction in interest rate	Extension of maturity date	Combination of reduction in interest rate and extension of maturity date	Other
Commercial real estate non-owner occupied	–	2	2	4
Commercial real estate owner occupied	3	10	1	14
Commercial and industrial	4	9	1	16
Mortgage	7	217	881	5
Leasing	–	2	1	34
Consumer:				
Credit cards	48	–	–	48
HELOCs	–	–	1	–
Personal	111	111	3	40
Auto	–	1	–	129
Other	1	–	–	–
Total	174	352	890	290

For the year ended December 31, 2021				
	Reduction in interest rate	Extension of maturity date	Combination of reduction in interest rate and extension of maturity date	Other
Commercial multi-family	–	1	1	–
Commercial real estate non-owner occupied	–	11	1	–
Commercial real estate owner occupied	4	23	4	12
Commercial and industrial	5	13	–	21
Mortgage	39	140	1,590	5
Leasing	–	–	2	–
Consumer:				
Credit cards	134	–	1	43
HELOCs	–	1	1	–
Personal	183	117	1	2
Auto	–	7	3	–
Other	7	–	–	1
Total	372	313	1,604	84

During the year ended December 31, 2022, three loans with an aggregate unpaid principal balance of $2.7 million were restructured into multiple notes ("Note A / B split"), compared to five loans with an aggregate unpaid principal balance of $10.2 million during the year ended December 31, 2021. No charge-offs were recorded as part of Note A / B splits during 2022 and 2021. These loans were restructured after analyzing the borrowers' capacity to repay the debt, collateral and ability to perform under the modified terms.

The following tables present, by class, quantitative information related to loans modified as TDRs during the years ended December 31, 2022 and 2021.

Popular, Inc.				
For the year ended December 31, 2022				
(Dollars in thousands)	Loan count	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment	Increase (decrease) in the allowance for credit losses as a result of modification
Commercial real estate non-owner occupied	8	$ 6,530	$ 6,527	$ 60
Commercial real estate owner occupied	28	19,192	19,165	(2,078)
Commercial and industrial	30	51,139	50,929	2,120
Mortgage	1,110	128,581	125,875	4,447
Leasing	37	1,181	1,180	13
Consumer:				
Credit cards	96	866	898	10
HELOCs	1	245	236	67
Personal	265	3,581	3,479	671
Auto	130	1,631	1,631	5
Other	1	8	8	1
Total	1,706	$212,954	$209,928	$ 5,316

Popular, Inc.				
For the year ended December 31, 2021				
(Dollars in thousands)	Loan count	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment	Increase (decrease) in the allowance for credit losses as a result of modification
Commercial multi-family	2	$ 246	$ 211	$ 26
Commercial real estate non-owner occupied	12	3,612	3,604	177
Commercial real estate owner occupied	43	95,354	90,096	1,577
Commercial and industrial	39	6,573	5,719	745
Mortgage	1,774	213,661	214,367	6,632
Leasing	2	40	38	5
Consumer:				
Credit cards	178	2,223	2,136	42
HELOCs	2	176	228	54
Personal	303	4,222	4,217	899
Auto	10	199	206	65
Other	8	305	303	124
Total	2,373	$326,611	$321,125	$10,346

The following tables present, by class, TDRs that were subject to payment default and that had been modified as a TDR during the twelve months preceding the default date. Payment default is defined as a restructured loan becoming 90 days past due after being modified, foreclosed or charged-off, whichever occurs first. The recorded investment as of period end is inclusive of all partial paydowns and charge-offs since the modification date. Loans modified as a TDR that were fully paid down, charged-off or foreclosed upon by period end are not reported..

Defaulted during the year ended December 31, 2022		
(Dollars in thousands)	Loan count	Recorded investment as of first default date
Commercial real estate owner occupied	2	$ 620
Commercial and industrial	7	6,639
Mortgage	75	9,391
Leasing	1	5
Consumer:		
Credit cards	29	249
Personal	49	918
Total	163	$17,822

Defaulted during the year ended December 31, 2021		
(Dollars in thousands)	Loan count	Recorded investment as of first default date
Commercial real estate non-owner occupied	4	$ 8,421
Commercial real estate owner occupied	4	4,500
Commercial and industrial	5	317
Mortgage	104	10,543
Consumer:		
Credit cards	81	979
Personal	27	723
Total	225	$25,483

Commercial, consumer and mortgage loans modified in a TDR are closely monitored for delinquency as an early indicator of possible future default. If loans modified in a TDR subsequently default, the allowance for credit losses may be increased or partial charge-offs may be taken to further write-down the carrying value of the loan.

Credit Quality

The Corporation has defined a risk rating system to assign a rating to all credit exposures, particularly for the commercial and construction loan portfolios. Risk ratings in the aggregate provide the Corporation's management the asset quality profile for the loan portfolio. The risk rating system provides for the assignment of ratings at the obligor level based on the financial condition of the borrower. The risk rating analysis process is performed at least once a year or more frequently if events or conditions change which may deteriorate the credit quality. In the case of consumer and mortgage loans, these loans are classified considering their delinquency status at the end of the reporting period.

The Corporation's obligor risk rating scales range from rating 1 (Excellent) to rating 14 (Loss). The obligor risk rating reflects the risk of payment default of a borrower in the ordinary course of business.

Pass Credit Classifications:
Pass (Scales 1 through 8) - Loans classified as pass have a well defined primary source of repayment, with no apparent risk, strong financial position, minimal operating risk, profitability, liquidity and strong capitalization.

Watch (Scale 9) - Loans classified as watch have acceptable business credit, but borrower's operations, cash flow or financial condition evidence more than average risk, requires above average levels of supervision and attention from Loan Officers.

Special Mention (Scale 10) - Loans classified as special mention have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Corporation's credit position at some future date.

<u>Adversely Classified Classifications:</u>

Substandard (Scales 11 and 12) - Loans classified as substandard are deemed to be inadequately protected by the current net worth and payment capacity of the obligor or of the collateral pledged, if any. Loans classified as such have well-defined weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful (Scale 13) - Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the additional characteristic that the weaknesses make the collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss (Scale 14) - Uncollectible and of such little value that continuance as a bankable asset is not warranted.

This classification does not mean that the asset has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this asset even though partial recovery may be effected in the future.

Risk ratings scales 10 through 14 conform to regulatory ratings. The assignment of the obligor risk rating is based on relevant information about the ability of borrowers to service their debts such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors.

The following tables present the amortized cost basis, net of unearned income, of loans held-in-portfolio based on the Corporation's assignment of obligor risk ratings as defined at December 31, 2022 and 2021 by vintage year.

	December 31, 2022								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	
(In thousands)	2022	2021	2020	2019	2018	Prior Years			Total
BPPR									
Commercial:									
Commercial multi-family									
Watch	$ –	$ –	$ –	$ 18,508	$ –	$ 4,687	$ –	$ –	$ 23,195
Special mention	–	–	–	–	–	2,692	–	–	2,692
Substandard	–	–	–	–	–	3,326	100	–	3,426
Pass	137,411	22,850	20,821	16,145	24,640	30,193	–	–	252,060
Total commercial multi-family	$137,411	$ 22,850	$ 20,821	$ 34,653	$ 24,640	$ 40,898	$ 100	$ –	$ 281,373
Commercial real estate non-owner occupied									
Watch	$ 173	$ 36,228	$ 14,045	$ 14,942	$ 7,777	$ 99,269	$ –	$ –	$ 172,434
Special Mention	–	4,361	19,970	7,517	–	25,540	–	–	57,388
Substandard	8,933	–	3,209	19,004	25,490	21,064	–	–	77,700
Pass	855,839	585,690	294,086	94,056	35,105	568,893	16,136	–	2,449,805
Total commercial real estate non-owner occupied	$864,945	$626,279	$331,310	$135,519	$ 68,372	$ 714,766	$ 16,136	$ –	$2,757,327
Commercial real estate owner occupied									
Watch	$ 2,296	$ 5,271	$ 9,447	$ 4,275	$ 31,649	$ 71,568	$ –	$ –	$ 124,506
Special Mention	10	284	1,684	6,578	1,076	61,460	–	–	71,092
Substandard	16,205	6,177	802	800	770	84,205	–	–	108,959
Doubtful	–	–	–	–	–	505	–	–	505
Pass	227,404	258,473	274,333	30,691	68,029	407,322	16,742	–	1,282,994
Total commercial real estate owner occupied	$245,915	$270,205	$286,266	$ 42,344	$101,524	$ 625,060	$ 16,742	$ –	$1,588,056
Commercial and industrial									
Watch	$ 32,376	$ 2,185	$ 15,493	$ 18,829	$ 15,483	$ 51,602	$ 56,508	$ –	$ 192,476
Special Mention	2,537	2,479	5,770	1,139	6,767	46,040	6,283	–	71,015
Substandard	789	1,276	1,600	3,138	11,536	40,636	46,226	–	105,201
Doubtful	–	–	29	–	75	75	–	–	179
Loss	–	–	–	–	–	–	144	–	144
Pass	793,662	684,647	211,013	177,265	65,197	292,173	1,203,536	–	3,427,493
Total commercial and industrial	$829,364	$690,587	$233,905	$200,371	$ 99,058	$ 430,526	$1,312,697	$ –	$3,796,508
Construction									
Watch	$ 35,446	$ 3,116	$ 98	$ –	$ –	$ –	$ 141	$ –	$ 38,801
Substandard	–	–	9,629	–	–	–	$ –	–	9,629
Pass	13,044	34,387	15,961	2,262	–	–	32,957	–	98,611
Total construction	$ 48,490	$ 37,503	$ 25,688	$ 2,262	$ –	$ –	$ 33,098	$ –	$ 147,041
Mortgage									
Substandard	$ –	$ 574	$ 687	$ 3,926	$ 4,227	$ 93,959	$ –	$ –	$ 103,373
Pass	449,286	451,027	285,026	204,170	237,007	4,380,390	–	–	6,006,906
Total mortgage	$449,286	$451,601	$285,713	$208,096	$241,234	$4,474,349	$ –	$ –	$6,110,279
Leasing									
Substandard	$ 953	$ 1,491	$ 941	$ 1,172	$ 1,127	$ 215	$ –	$ –	$ 5,899
Loss	–	–	–	21	–	21	–	–	42
Pass	672,294	428,889	237,939	146,231	79,451	14,994	–	–	1,579,798
Total leasing	$673,247	$430,380	$238,880	$147,424	$ 80,578	$ 15,230	$ –	$ –	$1,585,739

	December 31, 2022								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	
(In thousands)	2022	2021	2020	2019	2018	Prior Years			Total
BPPR									
Consumer:									
Credit cards									
Substandard	$ –	$ –	$ –	$ –	$ –	$ –	$ 11,907	$ –	$ 11,907
Loss	–	–	–	–	–	–	3	–	3
Pass	–	–	–	–	–	–	1,029,921	–	1,029,921
Total credit cards	$ –	$ –	$ –	$ –	$ –	$ –	$1,041,831	$ –	$ 1,041,831
HELOCs									
Pass	$ –	$ –	$ –	$ –	$ –	$ –	$ 2,954	$ –	$ 2,954
Total HELOCs	$ –	$ –	$ –	$ –	$ –	$ –	$ 2,954	$ –	$ 2,954
Personal									
Substandard	$ 1,330	$ 2,001	$ 764	$ 1,774	$ 503	$ 10,831	$ –	$ 1,285	$ 18,488
Loss	–	–	53	20	31	10	–	1	115
Pass	841,564	320,809	103,337	117,568	46,555	109,543	–	27,708	1,567,084
Total Personal	$ 842,894	$ 322,810	$ 104,154	$ 119,362	$ 47,089	$ 120,384	$ –	$28,994	$ 1,585,687
Auto									
Substandard	$ 6,764	$ 11,171	$ 10,466	$ 10,243	$ 4,597	$ 2,382	$ –	$ –	$ 45,623
Loss	23	41	48	25	7	14	–	–	158
Pass	1,156,654	961,571	588,200	426,169	248,328	85,827	–	–	3,466,749
Total Auto	$1,163,441	$ 972,783	$ 598,714	$ 436,437	$252,932	$ 88,223	$ –	$ –	$ 3,512,530
Other consumer									
Substandard	$ –	$ –	$ 100	$ 593	$ 543	$ 242	$ 10,902	$ –	$ 12,380
Loss	–	–	–	–	263	40	–	–	303
Pass	29,557	17,439	6,967	4,201	4,553	1,942	60,238	–	124,897
Total Other consumer	$ 29,557	$ 17,439	$ 7,067	$ 4,794	$ 5,359	$ 2,224	$ 71,140	$ –	$ 137,580
Total Puerto Rico	$5,284,550	$3,842,437	$2,132,518	$1,331,262	$920,786	$6,511,660	$2,494,698	$28,994	$22,546,905

December 31, 2022									
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	
(In thousands)	2022	2021	2020	2019	2018	Prior Years			Total
Popular U.S.									
Commercial:									
Commercial multi-family									
Watch	$ 750	$ 917	$ 6,218	$ 85,579	$ 9,633	$ 52,835	$ –	$ –	$ 155,932
Special mention	–	–	1,198	–	14,491	8,372	–	–	24,061
Substandard	–	–	–	9,305	7,373	2,941	–	–	19,619
Pass	503,010	399,397	238,903	210,295	138,723	347,615	2,785	–	1,840,728
Total commercial multi-family	$503,760	$400,314	$246,319	$305,179	$170,220	$411,763	$ 2,785	$ –	$2,040,340
Commercial real estate non-owner occupied									
Watch	$ –	$ 2,167	$ 13,622	$ 3,355	$ 26,931	$ 29,849	$ –	$ –	$ 75,924
Special Mention	–	–	–	1,353	–	75,269	–	–	76,622
Substandard	–	2,864	2,149	3,220	1,429	4,722	–	–	14,384
Pass	552,258	209,338	211,449	109,781	100,065	383,409	9,113	–	1,575,413
Total commercial real estate non-owner occupied	$552,258	$214,369	$227,220	$117,709	$128,425	$493,249	$ 9,113	$ –	$1,742,343
Commercial real estate owner occupied									
Watch	$ –	$ –	$ 1,197	$ 1,079	$ 6,095	$ 55,005	$ –	$ –	$ 63,376
Special Mention	–	–	3,886	–	–	901	–	–	4,787
Substandard	–	–	–	7,403	11,165	33,586	–	–	52,154
Pass	363,655	422,959	114,988	82,971	119,565	258,881	7,157	–	1,370,176
Total commercial real estate owner occupied	$363,655	$422,959	$120,071	$ 91,453	$136,825	$348,373	$ 7,157	$ –	$1,490,493
Commercial and industrial									
Watch	$ 12,328	$ 2,218	$ 2,022	$ 2,049	$ 8,438	$ 532	$ 4,291	$ –	$ 31,878
Special Mention	1,262	1,130	314	244	60	–	3	–	3,013
Substandard	260	935	74	4,278	315	1,829	1,408	–	9,099
Loss	292	525	1	75	192	3	–	–	1,088
Pass	185,318	341,855	368,398	202,301	171,528	376,045	352,169	–	1,997,614
Total commercial and industrial	$199,460	$346,663	$370,809	$208,947	$180,533	$378,409	$357,871	$ –	$2,042,692
Construction									
Watch	$ –	$ 12,085	$ –	$ 6,979	$ 18,310	$ 34,126	$ –	$ –	$ 71,500
Special Mention	–	3	–	–	–	–	–	–	3
Substandard	–	–	1,423	–	6,540	2,095	–	–	10,058
Pass	164,272	146,062	91,486	93,118	10,863	23,581	–	–	529,382
Total construction	$164,272	$158,150	$ 92,909	$100,097	$ 35,713	$ 59,802	$ –	$ –	$ 610,943
Mortgage									
Substandard	$ –	$ 2,009	$ 3,478	$ 4,048	$ 1,156	$ 9,798	$ –	$ –	$ 20,489
Pass	236,595	303,204	243,468	183,846	58,026	241,564	–	–	1,266,703
Total mortgage	$236,595	$305,213	$246,946	$187,894	$ 59,182	$251,362	$ –	$ –	$1,287,192

	December 31, 2022								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	
(In thousands)	2022	2021	2020	2019	2018	Prior Years			Total
Popular U.S.									
Consumer:									
Credit cards									
Pass	$ –	$ –	$ –	$ –	$ –	$ –	$ 39	$ –	$ 39
Total credit cards	$ –	$ –	$ –	$ –	$ –	$ –	$ 39	$ –	$ 39
HELOCs									
Substandard	$ –	$ –	$ –	$ –	$ –	$ 2,146	$ 20	$ 1,402	$ 3,568
Loss	–	–	–	–	–	4	–	538	542
Pass	–	–	–	–	–	9,169	41,724	13,959	64,852
Total HELOCs	$ –	$ –	$ –	$ –	$ –	$ 11,319	$ 41,744	$15,899	$ 68,962
Personal									
Substandard	$ 621	$ 454	$ 149	$ 238	$ 70	$ 6	$ –	$ –	$ 1,538
Loss	–	–	–	–	–	421	–	–	421
Pass	165,153	46,320	7,339	13,443	2,021	1,657	–	–	235,933
Total Personal	$ 165,774	$ 46,774	$ 7,488	$ 13,681	$ 2,091	$ 2,084	$ –	$ –	$ 237,892
Other consumer									
Substandard	$ –	$ –	$ –	$ –	$ –	$ –	$ 8	$ –	$ 8
Pass	–	–	–	–	–	–	9,960	–	9,960
Total Other consumer	$ –	$ –	$ –	$ –	$ –	$ –	$ 9,968	$ –	$ 9,968
Total Popular U.S.	$2,185,774	$1,894,442	$1,311,762	$1,024,960	$712,989	$1,956,361	$428,677	$15,899	$9,530,864

(In thousands)	2022	2021	2020	2019	2018	Prior Years	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
Popular, Inc.									
Commercial:									
Commercial multi-family									
Watch	$ 750	$ 917	$ 6,218	$104,087	$ 9,633	$ 57,522	$ —	$ —	$ 179,127
Special mention	—	—	1,198	—	14,491	11,064	—	—	26,753
Substandard	—	—	—	9,305	7,373	6,267	100	—	23,045
Pass	640,421	422,247	259,724	226,440	163,363	377,808	2,785	—	2,092,788
Total commercial multi-family	$ 641,171	$ 423,164	$267,140	$339,832	$194,860	$ 452,661	$ 2,885	$ —	$2,321,713
Commercial real estate non-owner occupied									
Watch	$ 173	$ 38,395	$ 27,667	$ 18,297	$ 34,708	$ 129,118	$ —	$ —	$ 248,358
Special Mention	—	4,361	19,970	8,870	—	100,809	—	—	134,010
Substandard	8,933	2,864	5,358	22,224	26,919	25,786	—	—	92,084
Pass	1,408,097	795,028	505,535	203,837	135,170	952,302	25,249	—	4,025,218
Total commercial real estate non-owner occupied	$1,417,203	$ 840,648	$558,530	$253,228	$196,797	$1,208,015	$ 25,249	$ —	$4,499,670
Commercial real estate owner occupied									
Watch	$ 2,296	$ 5,271	$ 10,644	$ 5,354	$ 37,744	$ 126,573	$ —	$ —	$ 187,882
Special Mention	10	284	5,570	6,578	1,076	62,361	—	—	75,879
Substandard	16,205	6,177	802	8,203	11,935	117,791	—	—	161,113
Doubtful	—	—	—	—	—	505	—	—	505
Pass	591,059	681,432	389,321	113,662	187,594	666,203	23,899	—	2,653,170
Total commercial real estate owner occupied	$ 609,570	$ 693,164	$406,337	$133,797	$238,349	$ 973,433	$ 23,899	$ —	$3,078,549
Commercial and industrial									
Watch	$ 44,704	$ 4,403	$ 17,515	$ 20,878	$ 23,921	$ 52,134	$ 60,799	$ —	$ 224,354
Special Mention	3,799	3,609	6,084	1,383	6,827	46,040	6,286	—	74,028
Substandard	1,049	2,211	1,674	7,416	11,851	42,465	47,634	—	114,300
Doubtful	—	—	29	—	75	75	—	—	179
Loss	292	525	1	75	192	3	144	—	1,232
Pass	978,980	1,026,502	579,411	379,566	236,725	668,218	1,555,705	—	5,425,107
Total commercial and industrial	$1,028,824	$1,037,250	$604,714	$409,318	$279,591	$ 808,935	$1,670,568	$ —	$5,839,200

December 31, 2022									
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	
(In thousands)	2022	2021	2020	2019	2018	Prior Years			Total
Popular, Inc.									
Construction									
Watch	$ 35,446	$ 15,201	$ 98	$ 6,979	$ 18,310	$ 34,126	$ 141	$ –	$ 110,301
Special Mention	–	3	–	–	–	–	–	–	3
Substandard	–	–	11,052	–	6,540	2,095	–	–	19,687
Pass	177,316	180,449	107,447	95,380	10,863	23,581	32,957	–	627,993
Total construction	$212,762	$195,653	$118,597	$102,359	$ 35,713	$ 59,802	$33,098	$ –	$ 757,984
Mortgage									
Substandard	$ –	$ 2,583	$ 4,165	$ 7,974	$ 5,383	$ 103,757	$ –	$ –	$ 123,862
Pass	685,881	754,231	528,494	388,016	295,033	4,621,954	–	–	7,273,609
Total mortgage	$685,881	$756,814	$532,659	$395,990	$300,416	$4,725,711	$ –	$ –	$7,397,471
Leasing									
Substandard	$ 953	$ 1,491	$ 941	$ 1,172	$ 1,127	$ 215	$ –	$ –	$ 5,899
Loss	–	–	–	21	–	21	–	–	42
Pass	672,294	428,889	237,939	146,231	79,451	14,994	–	–	1,579,798
Total leasing	$673,247	$430,380	$238,880	$147,424	$ 80,578	$ 15,230	$ –	$ –	$1,585,739

(In thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
	2022	2021	2020	2019	2018	Prior Years			
Popular, Inc.									
Consumer:									
Credit cards									
Substandard	$ –	$ –	$ –	$ –	$ –	$ –	$ 11,907	$ –	$ 11,907
Loss	–	–	–	–	–	–	3	–	3
Pass	–	–	–	–	–	–	1,029,960	–	1,029,960
Total credit cards	$ –	$ –	$ –	$ –	$ –	$ –	$1,041,870	$ –	$ 1,041,870
HELOCs									
Substandard	$ –	$ –	$ –	$ –	$ –	$ 2,146	$ 20	$ 1,402	$ 3,568
Loss	–	–	–	–	–	4	–	538	542
Pass	–	–	–	–	–	9,169	44,678	13,959	67,806
Total HELOCs	$ –	$ –	$ –	$ –	$ –	$ 11,319	$ 44,698	$15,899	$ 71,916
Personal									
Substandard	$ 1,951	$ 2,455	$ 913	$ 2,012	$ 573	$ 10,837	$ –	$ 1,285	$ 20,026
Loss	–	–	53	20	31	431	–	1	536
Pass	1,006,717	367,129	110,676	131,011	48,576	111,200	–	27,708	1,803,017
Total Personal	$1,008,668	$ 369,584	$ 111,642	$ 133,043	$ 49,180	$ 122,468	$ –	$28,994	$ 1,823,579
Auto									
Substandard	$ 6,764	$ 11,171	$ 10,466	$ 10,243	$ 4,597	$ 2,382	$ –	$ –	$ 45,623
Loss	23	41	48	25	7	14	–	–	158
Pass	1,156,654	961,571	588,200	426,169	248,328	85,827	–	–	3,466,749
Total Auto	$1,163,441	$ 972,783	$ 598,714	$ 436,437	$ 252,932	$ 88,223	$ –	$ –	$ 3,512,530
Other consumer									
Substandard	$ –	$ –	$ 100	$ 593	$ 543	$ 242	$ 10,910	$ –	$ 12,388
Loss	–	–	–	–	263	40	–	–	303
Pass	29,557	17,439	6,967	4,201	4,553	1,942	70,198	–	134,857
Total Other consumer	$ 29,557	$ 17,439	$ 7,067	$ 4,794	$ 5,359	$ 2,224	$ 81,108	$ –	$ 147,548
Total Popular Inc.	$7,470,324	$5,736,879	$3,444,280	$2,356,222	$1,633,775	$8,468,021	$2,923,375	$44,893	$32,077,769

December 31, 2021									
	Term Loans Amortized Cost Basis by Origination Year								
(In thousands)	2021	2020	2019	2018	2017	Prior Years	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
BPPR									
Commercial:									
Commercial multi-family									
Watch	$ –	$ –	$ –	$ –	$ –	$ 4,485	$ –	$ –	$ 4,485
Special mention	–	–	–	–	–	3,025	–	–	3,025
Substandard	–	–	982	–	–	6,257	100	–	7,339
Pass	24,936	21,288	34,840	25,311	2,066	31,468	11	–	139,920
Total commercial multi-family	$ 24,936	$ 21,288	$ 35,822	$ 25,311	$ 2,066	$ 45,235	$ 111	$ –	$ 154,769
Commercial real estate non-owner occupied									
Watch	$ 100,465	$228,852	$ 25,443	$137,044	$ 2,406	$ 205,304	$ 3,237	$ –	$ 702,751
Special Mention	18,509	12,563	7,271	–	4,608	24,056	–	–	67,007
Substandard	30,155	27,790	24,200	25,456	2,770	72,407	–	–	182,778
Pass	513,087	88,662	88,353	37,999	42,522	557,052	9,712	–	1,337,387
Total commercial real estate non-owner occupied	$ 662,216	$357,867	$145,267	$200,499	$ 52,306	$ 858,819	$ 12,949	$ –	$2,289,923
Commercial real estate owner occupied									
Watch	$ 8,393	$ 8,612	$ 8,972	$ 6,958	$ 3,039	$ 121,716	$ –	$ –	$ 157,690
Special Mention	5,573	857	7,598	1,427	2,449	103,472	–	–	121,376
Substandard	6,960	1,028	1,646	35,529	1,869	113,288	–	–	160,320
Doubtful	–	–	–	–	76	612	–	–	688
Pass	238,533	198,442	44,943	23,112	32,585	429,651	16,389	–	983,655
Total commercial real estate owner occupied	$ 259,459	$208,939	$ 63,159	$ 67,026	$ 40,018	$ 768,739	$ 16,389	$ –	$1,423,729
Commercial and industrial									
Watch	$ 186,529	$ 12,542	$ 21,536	$103,835	$ 14,577	$ 90,776	$108,183	$ –	$ 537,978
Special Mention	7,380	9,936	14,856	28,473	1,012	28,448	60,397	–	150,502
Substandard	2,190	1,091	3,041	35,826	66,771	45,168	38,003	–	192,090
Doubtful	–	–	–	–	–	62	–	–	62
Pass	843,661	335,369	275,357	84,084	72,580	333,869	702,896	–	2,647,816
Total commercial and industrial	$1,039,760	$358,938	$314,790	$252,218	$154,940	$ 498,323	$909,479	$ –	$3,528,448
Construction									
Substandard	$ –	$ –	$ 485	$ –	$ –	$ –	$ –	$ –	$ 485
Pass	21,596	41,622	1,148	–	–	–	22,260	–	86,626
Total construction	$ 21,596	$ 41,622	$ 1,633	$ –	$ –	$ –	$ 22,260	$ –	$ 87,111
Mortgage									
Substandard	$ –	$ 954	$ 5,212	$ 5,613	$ 4,310	$ 122,690	$ –	$ –	$ 138,779
Pass	463,742	304,780	223,464	265,239	194,982	4,660,880	–	–	6,113,087
Total mortgage	$ 463,742	$305,734	$228,676	$270,852	$199,292	$4,783,570	$ –	$ –	$6,251,866
Leasing									
Substandard	$ 124	$ 618	$ 880	$ 613	$ 613	$ 235	$ –	$ –	$ 3,083
Loss	–	–	–	1	16	2	–	–	19
Pass	613,452	328,085	222,770	133,112	62,881	17,917	–	–	1,378,217
Total leasing	$ 613,576	$328,703	$223,650	$133,726	$ 63,510	$ 18,154	$ –	$ –	$1,381,319

December 31, 2021									
	Term Loans Amortized Cost Basis by Origination Year								
(In thousands)	2021	2020	2019	2018	2017	Prior Years	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
BPPR									
Consumer:									
Credit cards									
Substandard	$ –	$ –	$ –	$ –	$ –	$ –	$ 8,577	$ –	$ 8,577
Pass	–	–	–	–	–	–	911,274	–	911,274
Total credit cards	$ –	$ –	$ –	$ –	$ –	$ –	$ 919,851	$ –	$ 919,851
HELOCs									
Substandard	$ –	$ –	$ –	$ –	$ –	$ –	$ 23	$ –	$ 23
Pass	–	–	–	–	–	–	3,548	–	3,548
Total HELOCs	$ –	$ –	$ –	$ –	$ –	$ –	$ 3,571	$ –	$ 3,571
Personal									
Substandard	$ 426	$ 610	$ 2,105	$ 866	$ 936	$ 15,680	$ –	$ 1,385	$ 22,008
Loss	30	2	3	–	–	3	–	–	38
Pass	539,604	197,652	227,328	91,341	53,630	120,065	–	36,394	1,266,014
Total Personal	$ 540,060	$ 198,264	$ 229,436	$ 92,207	$ 54,566	$ 135,748	$ –	$37,779	$ 1,288,060
Auto									
Substandard	$ 3,080	$ 7,520	$ 9,498	$ 4,739	$ 2,210	$ 1,422	$ –	$ –	$ 28,469
Loss	42	11	–	–	–	–	–	–	53
Pass	1,259,800	808,339	637,300	420,293	177,104	80,829	–	–	3,383,665
Total Auto	$1,262,922	$ 815,870	$ 646,798	$ 425,032	$179,314	$ 82,251	$ –	$ –	$ 3,412,187
Other consumer									
Substandard	$ –	$ 114	$ 21	$ 487	$ –	$ 135	$ 11,250	$ –	$ 12,007
Loss	–	–	–	579	–	34	–	–	613
Pass	24,845	9,781	9,348	5,610	3,914	947	57,483	–	111,928
Total Other consumer	$ 24,845	$ 9,895	$ 9,369	$ 6,676	$ 3,914	$ 1,116	$ 68,733	$ –	$ 124,548
Total Puerto Rico	$4,913,112	$2,647,120	$1,898,600	$1,473,547	$749,926	$7,191,955	$1,953,343	$37,779	$20,865,382

(In thousands)	2021	2020	2019	2018	2017	Prior Years	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
Popular U.S.									
Commercial:									
Commercial multi-family									
Watch	$ 8,600	$ 41,348	$ 56,229	$ 20,682	$ 37,343	$ 48,753	$ —	$ —	$ 212,955
Special mention	—	3,752	9,013	30,244	11,071	28,297	—	—	82,377
Substandard	—	—	67,149	12,748	—	18,644	—	—	98,541
Pass	422,613	241,805	201,298	144,534	46,809	352,724	4,205	—	1,413,988
Total commercial multi-family	$431,213	$286,905	$333,689	$208,208	$ 95,223	$448,418	$ 4,205	$ —	$1,807,861
Commercial real estate non-owner occupied									
Watch	$ 12,716	$ 22,109	$ 42,067	$ 56,576	$ 28,604	$154,289	$ 780	$ —	$ 317,141
Special Mention	2,939	—	3,205	7,025	10,573	15,569	—	—	39,311
Substandard	—	756	6,405	14,544	11,384	60,323	—	—	93,412
Pass	543,667	356,071	156,925	211,432	250,516	346,606	8,386	—	1,873,603
Total commercial real estate non-owner occupied	$559,322	$378,936	$208,602	$289,577	$301,077	$576,787	$ 9,166	$ —	$2,323,467
Commercial real estate owner occupied									
Watch	$ —	$ 239	$ 7,825	$ 8,150	$ 1,676	$ 17,132	$ 4,222	$ —	$ 39,244
Special Mention	—	—	—	—	—	1,800	—	—	1,800
Substandard	—	—	1,148	2,878	—	20,841	—	—	24,867
Pass	129,898	46,737	34,355	23,845	26,236	63,463	3,928	—	328,462
Total commercial real estate owner occupied	$129,898	$ 46,976	$ 43,328	$ 34,873	$ 27,912	$103,236	$ 8,150	$ —	$ 394,373
Commercial and industrial									
Watch	$ 3,747	$ 4,667	$ 4,292	$ 9,273	$ 5	$ 1,530	$ 3,925	$ —	$ 27,439
Special Mention	2,504	7,203	670	481	59	215	8,177	—	19,309
Substandard	537	97	4,559	495	168	1,890	159	—	7,905
Loss	262	58	108	17	51	191	—	—	687
Pass	273,254	339,564	211,695	191,086	115,146	339,336	284,710	—	1,754,791
Total commercial and industrial	$280,304	$351,589	$221,324	$201,352	$115,429	$343,162	$296,971	$ —	$1,810,131
Construction									
Watch	$ —	$ 14,300	$ 23,547	$ 28,757	$ 34,205	$ —	$ —	$ —	$ 100,809
Special Mention	—	—	—	—	—	13,622	—	—	13,622
Substandard	—	—	—	15,438	10,231	—	—	—	25,669
Pass	130,587	136,045	165,105	13,634	36,500	7,138	—	—	489,009
Total construction	$130,587	$150,345	$188,652	$ 57,829	$ 80,936	$ 20,760	$ —	$ —	$ 629,109
Mortgage									
Substandard	$ —	$ 4,338	$ 3,894	$ 967	$ 217	$ 12,680	$ —	$ —	$ 22,096
Pass	326,641	266,212	215,071	61,986	6,376	276,948	—	—	1,153,234
Total mortgage	$326,641	$270,550	$218,965	$ 62,953	$ 6,593	$289,628	$ —	$ —	$1,175,330

December 31, 2021																		
	Term Loans Amortized Cost Basis by Origination Year												Revolving Loans Amortized Cost Basis		Revolving Loans Converted to Term Loans Amortized Cost Basis			
(In thousands)		2021		2020		2019		2018		2017		Prior Years						Total
Popular U.S.																		
Consumer:																		
Credit cards																		
Pass	$	–	$	–	$	–	$	–	$	–	$	–	$	10	$	–	$	10
Total credit cards	$	–	$	–	$	–	$	–	$	–	$	–	$	10	$	–	$	10
HELOCs																		
Substandard	$	–	$	–	$	–	$	–	$	–	$	3,006	$	–	$	935	$	3,941
Loss		–		–		–		–		–		207		–		1,258		1,465
Pass		–		–		–		–		–		11,423		38,267		20,195		69,885
Total HELOCs	$	–	$	–	$	–	$	–	$	–	$	14,636	$	38,267		$22,388	$	75,291
Personal																		
Substandard	$	72	$	81	$	250	$	73	$	17	$	163	$	2	$	–	$	658
Loss		–		–		4		–		–		19		–		–		23
Pass		75,538		19,411		43,346		7,418		2,802		5,625		124		–		154,264
Total Personal	$	75,610	$	19,492	$	43,600	$	7,491	$	2,819	$	5,807	$	126	$	–	$	154,945
Other consumer																		
Pass	$	–	$	–	$	–	$	–	$	–	$	–	$	4,658	$	–	$	4,658
Total Other consumer	$	–	$	–	$	–	$	–	$	–	$	–	$	4,658	$	–	$	4,658
Total Popular U.S.		$1,933,575		$1,504,793		$1,258,160		$862,283		$629,989		$1,802,434		$361,553		$22,388		$8,375,175

	December 31, 2021								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	
(In thousands)	2021	2020	2019	2018	2017	Prior Years			Total
Popular, Inc.									
Commercial:									
Commercial multi-family									
Watch	$ 8,600	$ 41,348	$ 56,229	$ 20,682	$ 37,343	$ 53,238	$ –	$ –	$ 217,440
Special mention	–	3,752	9,013	30,244	11,071	31,322	–	–	85,402
Substandard	–	–	68,131	12,748	–	24,901	100	–	105,880
Pass	447,549	263,093	236,138	169,845	48,875	384,192	4,216	–	1,553,908
Total commercial multi-family	$ 456,149	$308,193	$369,511	$233,519	$ 97,289	$ 493,653	$ 4,316	$ –	$1,962,630
Commercial real estate non-owner occupied									
Watch	$ 113,181	$250,961	$ 67,510	$193,620	$ 31,010	$ 359,593	$ 4,017	$ –	$1,019,892
Special Mention	21,448	12,563	10,476	7,025	15,181	39,625	–	–	106,318
Substandard	30,155	28,546	30,605	40,000	14,154	132,730	–	–	276,190
Pass	1,056,754	444,733	245,278	249,431	293,038	903,658	18,098	–	3,210,990
Total commercial real estate non-owner occupied	$1,221,538	$736,803	$353,869	$490,076	$353,383	$1,435,606	$ 22,115	$ –	$4,613,390
Commercial real estate owner occupied									
Watch	$ 8,393	$ 8,851	$ 16,797	$ 15,108	$ 4,715	$ 138,848	$ 4,222	$ –	$ 196,934
Special Mention	5,573	857	7,598	1,427	2,449	105,272	–	–	123,176
Substandard	6,960	1,028	2,794	38,407	1,869	134,129	–	–	185,187
Doubtful	–	–	–	–	76	612	–	–	688
Pass	368,431	245,179	79,298	46,957	58,821	493,114	20,317	–	1,312,117
Total commercial real estate owner occupied	$ 389,357	$255,915	$106,487	$101,899	$ 67,930	$ 871,975	$ 24,539	$ –	$1,818,102
Commercial and industrial									
Watch	$ 190,276	$ 17,209	$ 25,828	$113,108	$ 14,582	$ 92,306	$ 112,108	$ –	$ 565,417
Special Mention	9,884	17,139	15,526	28,954	1,071	28,663	68,574	–	169,811
Substandard	2,727	1,188	7,600	36,321	66,939	47,058	38,162	–	199,995
Doubtful	–	–	–	–	–	62	–	–	62
Loss	262	58	108	17	51	191	–	–	687
Pass	1,116,915	674,933	487,052	275,170	187,726	673,205	987,606	–	4,402,607
Total commercial and industrial	$1,320,064	$710,527	$536,114	$453,570	$270,369	$ 841,485	$1,206,450	$ –	$5,338,579

December 31, 2021									
	Term Loans Amortized Cost Basis by Origination Year								
(In thousands)	2021	2020	2019	2018	2017	Prior Years	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
Popular, Inc.									
Construction									
Watch	$ –	$ 14,300	$ 23,547	$ 28,757	$ 34,205	$ –	$ –	$ –	$ 100,809
Special Mention	–	–	–	–	–	13,622	–	–	13,622
Substandard	–	–	485	15,438	10,231	–	–	–	26,154
Pass	152,183	177,667	166,253	13,634	36,500	7,138	22,260	–	575,635
Total construction	$152,183	$191,967	$190,285	$ 57,829	$ 80,936	$ 20,760	$22,260	$ –	$ 716,220
Mortgage									
Substandard	$ –	$ 5,292	$ 9,106	$ 6,580	$ 4,527	$ 135,370	$ –	$ –	$ 160,875
Pass	790,383	570,992	438,535	327,225	201,358	4,937,828	–	–	7,266,321
Total mortgage	$790,383	$576,284	$447,641	$333,805	$205,885	$5,073,198	$ –	$ –	$7,427,196
Leasing									
Substandard	$ 124	$ 618	$ 880	$ 613	$ 613	$ 235	$ –	$ –	$ 3,083
Loss	–	–	–	1	16	2	–	–	19
Pass	613,452	328,085	222,770	133,112	62,881	17,917	–	–	1,378,217
Total leasing	$613,576	$328,703	$223,650	$133,726	$ 63,510	$ 18,154	$ –	$ –	$1,381,319

	December 31, 2021								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	
(In thousands)	2021	2020	2019	2018	2017	Prior Years			Total
Popular, Inc.									
Consumer:									
Credit cards									
Substandard	$ –	$ –	$ –	$ –	$ –	$ –	$ 8,577	$ –	$ 8,577
Pass	–	–	–	–	–	–	911,284	–	911,284
Total credit cards	$ –	$ –	$ –	$ –	$ –	$ –	$ 919,861	$ –	$ 919,861
HELOCs									
Substandard	$ –	$ –	$ –	$ –	$ –	$ 3,006	$ 23	$ 935	$ 3,964
Loss	–	–	–	–	–	207	–	1,258	1,465
Pass	–	–	–	–	–	11,423	41,815	20,195	73,433
Total HELOCs	$ –	$ –	$ –	$ –	$ –	$ 14,636	$ 41,838	$22,388	$ 78,862
Personal									
Substandard	$ 498	$ 691	$ 2,355	$ 939	$ 953	$ 15,843	$ 2	$ 1,385	$ 22,666
Loss	30	2	7	–	–	22	–	–	61
Pass	615,142	217,063	270,674	98,759	56,432	125,690	124	36,394	1,420,278
Total Personal	$ 615,670	$ 217,756	$ 273,036	$ 99,698	$ 57,385	$ 141,555	$ 126	$37,779	$ 1,443,005
Auto									
Substandard	$ 3,080	$ 7,520	$ 9,498	$ 4,739	$ 2,210	$ 1,422	$ –	$ –	$ 28,469
Loss	42	11	–	–	–	–	–	–	53
Pass	1,259,800	808,339	637,300	420,293	177,104	80,829	–	–	3,383,665
Total Auto	$1,262,922	$ 815,870	$ 646,798	$ 425,032	$ 179,314	$ 82,251	$ –	$ –	$ 3,412,187
Other consumer									
Substandard	$ –	$ 114	$ 21	$ 487	$ –	$ 135	$ 11,250	$ –	$ 12,007
Loss	–	–	–	579	–	34	–	–	613
Pass	24,845	9,781	9,348	5,610	3,914	947	62,141	–	116,586
Total Other consumer	$ 24,845	$ 9,895	$ 9,369	$ 6,676	$ 3,914	$ 1,116	$ 73,391	$ –	$ 129,206
Total Popular Inc.	$6,846,687	$4,151,913	$3,156,760	$2,335,830	$1,379,915	$8,994,389	$2,314,896	$60,167	$29,240,557

Note 10 - Mortgage banking activities

Income from mortgage banking activities includes mortgage servicing fees earned in connection with administering residential mortgage loans and valuation adjustments on mortgage servicing rights. It also includes gain on sales and securitizations of residential mortgage loans, losses on repurchased loans, including interest advances, and trading gains and losses on derivative contracts used to hedge the Corporation's securitization activities. In addition, lower-of-cost-or-market valuation adjustments to residential mortgage loans held for sale, if any, are recorded as part of the mortgage banking activities.

The following table presents the components of mortgage banking activities:

	Years ended December 31,		
(In thousands)	2022	2021	2020
Mortgage servicing fees, net of fair value adjustments:			
Mortgage servicing fees	$36,487	$ 38,105	$ 43,234
Mortgage servicing rights fair value adjustments	236	(10,206)	(42,055)
Total mortgage servicing fees, net of fair value adjustments	36,723	27,899	1,179
Net (loss) gain on sale of loans, including valuation on loans held for sale	(251)	21,684	31,215
Trading account profit (loss):			
Realized gains (losses) on closed derivative positions	6,635	1,323	(10,586)
Total trading account profit (loss)	6,635	1,323	(10,586)
Losses on repurchased loans, including interest advances [1]	(657)	(773)	(11,407)
Total mortgage banking activities	$42,450	$ 50,133	$ 10,401

[1] The Corporation, from time to time, repurchases delinquent loans from its GNMA servicing portfolio, in compliance with Guarantor guidelines, and may incur in losses related to previously advanced interest on delinquent loans. During the quarter ended September 30, 2020 the Corporation repurchased $687.9 million of GNMA loans and recorded a loss of $10.5 million for previously advanced interest on delinquent loans. Effective for the quarter ended September 30, 2020, the Corporation has determined to present these losses as part of its Mortgage Banking Activities, which were previously presented within the indemnity reserves on loans sold component of non-interest income.

Note 11 - Transfers of financial assets and mortgage servicing assets

The Corporation typically transfers conforming residential mortgage loans in conjunction with GNMA, FNMA and FHLMC securitization transactions whereby the loans are exchanged for cash or securities and servicing rights. As seller, the Corporation has made certain representations and warranties with respect to the originally transferred loans and, in the past, has sold certain loans with credit recourse to a government-sponsored entity, namely FNMA. Refer to Note 23 to the Consolidated Financial Statements for a description of such arrangements.

No liabilities were incurred as a result of these securitizations during the years ended December 31, 2022 and 2021 because they did not contain any credit recourse arrangements. The Corporation recorded a net loss of $1.8 million and a net gain of $18.4 million, respectively, during the years ended December 31, 2022 and 2021 related to the residential mortgage loans securitized.

The following tables present the initial fair value of the assets obtained as proceeds from residential mortgage loans securitized during the years ended December 31, 2022 and 2021:

	Proceeds Obtained During the Year Ended December 31, 2022			
(In thousands)	Level 1	Level 2	Level 3	Initial fair value
Assets				
Trading account debt securities:				
Mortgage-backed securities - GNMA	$–	$169,352	$ –	$169,352
Mortgage-backed securities - FNMA	–	122,422	–	122,422
Mortgage-backed securities - FHLMC	–	8,505	–	8,505
Total trading account debt securities	$–	$300,279	$ –	$300,279
Mortgage servicing rights	$–	$ –	$5,318	$ 5,318
Total	$–	$300,279	$5,318	$305,597

| | | Proceeds Obtained During the Year Ended December 31, 2021 | | |
(In thousands)	Level 1	Level 2	Level 3	Initial fair value
Assets				
Trading account debt securities:				
Mortgage-backed securities - GNMA	$–	$380,228	$ –	$380,228
Mortgage-backed securities - FNMA	–	329,617	–	329,617
Mortgage-backed securities - FHLMC	–	22,688	–	22,688
Total trading account debt securities	$–	$732,533	$ –	$732,533
Mortgage servicing rights	$–	$ –	$11,314	$ 11,314
Total	$–	$732,533	$11,314	$743,847

During the year ended December 31, 2022, the Corporation retained servicing rights on whole loan sales involving approximately $114 million in principal balance outstanding (2021 - $144 million), with net realized gains of approximately $1.8 million (2021 - $3.2 million). All loan sales performed during the years ended December 31, 2022 and 2021 were without credit recourse agreements.

The Corporation recognizes as assets the rights to service loans for others, whether these rights are purchased or result from asset transfers such as sales and securitizations. These mortgage servicing rights ("MSRs") are measured at fair value.

The Corporation uses a discounted cash flow model to estimate the fair value of MSRs. The discounted cash flow model incorporates assumptions that market participants would use in estimating future net servicing income, including estimates of prepayment speeds, discount rate, cost to service, escrow account earnings, contractual servicing fee income, prepayment and late fees, among other considerations. Prepayment speeds are adjusted for the loans' characteristics and portfolio behavior.

The following table presents the changes in MSRs measured using the fair value method for the years ended December 31, 2022 and 2021.

Residential mortgage loans serviced for others were $11.1 billion at December 31, 2022 (2021 - $12.1 billion).

Net mortgage servicing fees, a component of mortgage banking activities in the Consolidated Statements of Operations, include the changes from period to period in the fair value of the MSRs, including changes due to collection / realization of expected cash flows. The banking subsidiaries receive servicing fees based on a percentage of the outstanding loan balance. These servicing fees are credited to income when they are collected. At December 31, 2022, those weighted average mortgage servicing fees were 0.31% (2021 - 0.30%). Under these servicing agreements, the banking subsidiaries do not generally earn significant prepayment penalty fees on the underlying loans serviced.

The section below includes information on assumptions used in the valuation model of the MSRs, originated and purchased. Key economic assumptions used in measuring the servicing rights derived from loans securitized or sold by the Corporation during the years ended December 31, 2022 and 2021 were as follows:

Residential MSRs

(In thousands)	December 31, 2022	December 31, 2021
Fair value at beginning of period	$121,570	$118,395
Additions	6,614	13,391
Changes due to payments on loans [1]	(11,063)	(15,383)
Reduction due to loan repurchases	(779)	(1,233)
Changes in fair value due to changes in valuation model inputs or assumptions	12,845	6,410
Other	(837)	(10)
Fair value at end of period [2]	$128,350	$121,570

[1] Represents changes due to collection / realization of expected cash flows over time.

[2] At December 31, 2022, PB had MSRs amounting to $2.0 million (December 31, 2021 - $1.6 million).

| | Years ended | | | |
| | December 31, 2022 | | December 31, 2021 | |
	BPPR	PB	BPPR	PB
Prepayment speed	5.4%	8.1%	6.8%	19.0%
Weighted average life (in years)	9.5	7.8	8.3	20.9
Discount rate (annual rate)	10.5%	9.9%	10.5%	10.7%

Key economic assumptions used to estimate the fair value of MSRs derived from sales and securitizations of mortgage loans performed by the banking subsidiaries and servicing rights purchased from other financial institutions, and the sensitivity to immediate changes in those assumptions, were as follows as of the end of the periods reported:

| | Originated MSRs | | Purchased MSRs | |
| | December 31, 2022 | December 31, 2021 | December 31, 2022 | December 31, 2021 |
(In thousands)				
Fair value of servicing rights	$41,548	$40,058	$86,802	$81,512
Weighted average life (in years)	6.8	7.1	6.9	7.5
Weighted average prepayment speed (annual rate)	5.9%	7.7%	7.0%	7.6%
Impact on fair value of 10% adverse change	$ (730)	$ (1,500)	$ (1,602)	$ (1,486)
Impact on fair value of 20% adverse change	$ (1,433)	$ (2,359)	$ (3,143)	$ (3,495)
Weighted average discount rate (annual rate)	11.2%	11.2%	11.0%	11.0%
Impact on fair value of 10% adverse change	$ (1,485)	$ (2,079)	$ (3,256)	$ (2,731)
Impact on fair value of 20% adverse change	$ (2,876)	$ (3,452)	$ (6,304)	$ (5,832)

The sensitivity analyses presented in the table above for servicing rights are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 and 20 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the sensitivity tables included herein, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

At December 31, 2022, the Corporation serviced $0.6 billion (2021 - $0.7 billion) in residential mortgage loans with credit recourse to the Corporation, from which $15 million was 60 days or more past due (2021 - $26 million). Also refer to Note 23 for information on changes in the Corporation's liability of estimated losses related to loans serviced with credit recourse.

Under the GNMA securitizations, the Corporation, as servicer, has the right to repurchase (but not the obligation), at its option and without GNMA's prior authorization, any loan that is collateral for a GNMA guaranteed mortgage-backed security when certain delinquency criteria are met. At the time that individual loans meet GNMA's specified delinquency criteria and are eligible for repurchase, the Corporation is deemed to have regained effective control over these loans if the Corporation was the pool issuer. At December 31, 2022, the Corporation had recorded $14 million in mortgage loans on its Consolidated Statements of Financial Condition related to this buy-back option program (2021 - $13 million). Loans in our serviced GNMA portfolio benefit from payment forbearance programs but continue to reflect the contractual delinquency until the borrower repays deferred payments or completes a payment deferral modification or other borrower assistance alternative. As long as the Corporation continues to service the loans that continue to be collateral in a GNMA guaranteed mortgage-backed security, the MSR is recognized by the Corporation.

During the year ended December 31, 2022, the Corporation repurchased approximately $58 million of mortgage loans from its GNMA servicing portfolio (2021 - $94 million). The determination to repurchase these loans was based on the economic benefits of the transaction, which results in a reduction of the servicing costs for these severely delinquent loans, mostly related to principal and interest advances. The risk associated with the loans is reduced due to their guaranteed nature. The Corporation may place these loans under modification programs offered by FHA, VA or United States Department of Agriculture (USDA) or other loss mitigation programs offered by the Corporation, and once brought back to current status, these may be either retained in portfolio or re-sold in the secondary market.

Note 12 - Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization as follows:

(In thousands)	Useful life in years	2022	2021
Premises and equipment:			
Land		$ 90,625	$ 94,246
Buildings	10-50	482,030	468,293
Equipment	2-10	388,911	374,192
Leasehold improvements	3-10	89,693	87,406
		960,634	929,891
Less - Accumulated depreciation and amortization		586,479	559,234
Subtotal		374,155	370,657
Construction in progress		33,931	29,337
Premises and equipment, net		$498,711	$494,240

Depreciation and amortization of premises and equipment for the year 2022 was $55.1 million (2021 - $55.1 million; 2020 - $58.4 million), of which $24.8 million (2021 - $25.2 million; 2020 - $27.2 million) was charged to occupancy expense and $30.3 million (2021 - $29.8 million; 2020 - $31.2 million) was charged to equipment, technology and software and other operating expenses. Occupancy expense of premises and equipment is net of rental income of $13.1 million (2021 - $13.4 million; 2020 - $15.5 million). For information related to the amortization expense of finance leases, refer to Note 33 - Leases.

Note 13 - Other real estate owned

The following tables present the activity related to Other Real Estate Owned ("OREO"), for the years ended December 31, 2022, 2021 and 2020.

	For the year ended December 31, 2022		
(In thousands)	OREO Commercial/Construction	OREO Mortgage	Total
Balance at beginning of period	$15,017	$ 70,060	$ 85,077
Write-downs in value	(959)	(1,517)	(2,476)
Additions	5,787	70,069	75,856
Sales	(7,453)	(61,453)	(68,906)
Other adjustments	108	(533)	(425)
Ending balance	$12,500	$ 76,626	$ 89,126

	For the year ended December 31, 2021		
(In thousands)	OREO Commercial/Construction	OREO Mortgage	Total
Balance at beginning of period	$13,214	$ 69,932	$ 83,146
Write-downs in value	(1,058)	(2,161)	(3,219)
Additions	9,746	55,898	65,644
Sales	(7,282)	(52,666)	(59,948)
Other adjustments	397	(943)	(546)
Ending balance	$15,017	$ 70,060	$ 85,077

	For the year ended December 31, 2020		
(In thousands)	OREO Commercial/Construction	OREO Mortgage	Total
Balance at beginning of period	$16,959	$105,113	$122,072
Write-downs in value	(1,564)	(3,060)	(4,624)
Additions	2,223	17,785	20,008
Sales	(4,359)	(49,797)	(54,156)
Other adjustments	(45)	(109)	(154)
Ending balance	$13,214	$ 69,932	$ 83,146

Note 14 - Other assets

The caption of other assets in the consolidated statements of financial condition consists of the following major categories:

(In thousands)	December 31, 2022	December 31, 2021
Net deferred tax assets (net of valuation allowance)	$ 953,676	$ 657,597
Investments under the equity method	210,001	298,988
Prepaid taxes	39,405	37,924
Other prepaid expenses	33,384	34,937
Capitalized software costs	81,862	44,908
Derivative assets	19,229	26,093
Trades receivable from brokers and counterparties	35,099	65,460
Receivables from investments maturities	125,000	–
Principal, interest and escrow servicing advances	41,916	53,942
Guaranteed mortgage loan claims receivable	59,659	98,001
Operating ROU assets (Note 33)	125,573	141,748
Finance ROU assets (Note 33)	18,884	13,459
Others	104,125	155,514
Total other assets	$1,847,813	$1,628,571

The Corporation regularly incurs in capitalizable costs associated with software development or licensing which are recorded within the Other Assets line item in the accompanying Consolidated Statements of Financial Condition. In addition, the Corporation incurs costs associated with hosting arrangements that are service contracts that are also recorded within Other Assets. The hosting arrangements can include capitalizable implementation costs that are amortized during the term of the hosting arrangement. The following table summarizes the composition of acquired or developed software costs as well as costs related to hosting arrangements:

(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
December 31, 2022			
Software development costs [1]	$ 63,609	$ 16,803	$46,806
Software license costs	37,165	14,164	23,001
Cloud computing arrangements	20,745	8,690	12,055
Total Capitalized software costs [2]	$121,519	$ 39,657	$81,862
December 31, 2021			
Software development costs	$ 40,033	$ 18,972	$21,061
Software license costs	168,862	154,571	14,291
Cloud computing arrangements	18,346	8,790	9,556
Total Capitalized software costs	$227,241	$182,333	$44,908

[1]   Software development costs includes $28.7 million acquired as part of the Evertec Transactions.
[2]   At December 31, 2022 the table above excludes assets which have been fully amortized.

Total amortization expense for all capitalized software and hosting arrangement cost, reflected as part of technology and software expenses in the consolidated statement of operations, is as follows:

(In thousands)	Year ended December 31,		
	2022	2021	2020
Software development and license costs	$ 55,011	$ 45,577	$ 43,259
Cloud computing arrangements	3,805	3,867	2,206
Total amortization expense	$ 58,816	$ 49,444	$ 45,465

Note 15 - Goodwill and other intangible assets

The changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2021, allocated by reportable segments, were as follows (refer to Note 37 for the definition of the Corporation's reportable segments):

	2022			
	Balance at	Goodwill on	Goodwill	Balance at
(In thousands)	January 1, 2022	acquisition	impairment	December 31, 2022
Banco Popular de Puerto Rico	$320,248	$116,135	$ –	$436,383
Popular U.S.	400,045	–	(9,000)	391,045
Total Popular, Inc.	$720,293	$116,135	$(9,000)	$827,428

	2021			
	Balance at	Goodwill on	Goodwill	Balance at
(In thousands)	January 1, 2021	acquisition	impairment	December 31, 2021
Banco Popular de Puerto Rico	$320,248	$ –	$ –	$320,248
Popular U.S.	350,874	49,171	–	400,045
Total Popular, Inc.	$671,122	$49,171	$ –	$720,293

The goodwill recognized during the year ended December 31, 2022 in the reportable segment of Banco Popular de Puerto Rico of $116.1 million was related to the Evertec Business Acquisition Transaction. The goodwill recognized during the year ended December 31, 2021 in the reportable segment of Popular U.S. of $49 million was related to the PEF Acquired Business. Refer to Note 4, Business combination, for additional information related to the assets acquired and liabilities assumed as a result of business combinations, including goodwill and other intangible assets. The goodwill impairment in Popular U.S. of $9 million during the year ended December 31, 2022 was recognized by the Corporation from the annual test as of July 31, 2022 related to PEF, as a result of a decrease in the projected earnings of this business unit.

At December 31, 2022 and 2021, the Corporation had $0.7 million of identifiable intangible assets with indefinite useful lives.

The following table reflects the components of other intangible assets subject to amortization:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
(In thousands)			
December 31, 2022			
Core deposits	$12,810	$10,034	$ 2,776
Other customer relationships	14,286	4,878	9,408
Total other intangible assets	$27,096	$14,912	$12,184
December 31, 2021			
Core deposits	$12,810	$ 8,754	$ 4,056
Other customer relationships	14,286	2,883	11,403
Total other intangible assets	$27,096	$11,637	$15,459

During the year ended December 31, 2022, the Corporation recognized $3.3 million in amortization expense related to other intangible assets with definite useful lives (2021 - $9.1 million; 2020 - $6.4 million).

The following table presents the estimated amortization of the intangible assets with definite useful lives for each of the following periods:

(In thousands)	
Year 2023	$3,179
Year 2024	2,938
Year 2025	1,750
Year 2026	1,440
Year 2027	959
Later years	1,918

Results of the Annual Goodwill Impairment Test

The Corporation's goodwill and other identifiable intangible assets having an indefinite useful life are tested for impairment, at least annually and on a more frequent basis if events or circumstances indicate impairment could have taken place. Such events could include, among others, a significant adverse change in the business climate, an adverse action by a regulator, an unanticipated change in the competitive environment and a decision to change the operations or dispose of a reporting unit.

Management monitors events or changes in circumstances between annual tests to determine if these events or changes in circumstances would more likely than not reduce the fair value of its reporting units below their carrying amounts.

The Corporation performed the annual goodwill impairment evaluation for the entire organization during the third quarter of 2022 using July 31, 2022 as the annual evaluation date. The reporting units utilized for this evaluation were those that are one level below the business segments, which are the legal entities within the reportable segment. The Corporation follows push-down accounting, as such all goodwill is assigned to the reporting units when carrying out a business combination.

In determining the fair value of each reporting unit, the Corporation generally uses a combination of methods, including market price multiples of comparable companies and transactions, as well as discounted cash flow analysis. Management evaluates the particular circumstances of each reporting unit in order to determine the most appropriate valuation methodology and the weights applied to each valuation methodology, as applicable. The Corporation evaluates the results obtained under each valuation methodology to identify and understand the key value drivers in order to ascertain that the results obtained are reasonable and appropriate under the circumstances. Elements considered include current market and economic conditions, developments in specific lines of business, and any particular features in the individual reporting units.

The computations require management to make estimates and assumptions. Critical assumptions that are used as part of these evaluations include:

- a selection of comparable publicly traded companies, based on nature of business, location and size;

- a selection of comparable acquisitions;

- the discount rate applied to future earnings, based on an estimate of the cost of equity;

- the potential future earnings of the reporting unit; and

- the market growth and new business assumptions.

For purposes of the market comparable companies' approach, valuations were determined by calculating average price multiples of relevant value drivers from a group of companies that are comparable to the reporting unit being analyzed and applying those price multiples to the value drivers of the reporting unit. Management uses judgment in the determination of which value drivers are considered more appropriate for each reporting unit. Comparable companies' price multiples represent minority-based multiples and thus, a control premium adjustment is added to the comparable companies' market multiples applied to the reporting unit's value drivers.

For purposes of the market comparable transactions' approach, valuations had been previously determined by the Corporation by calculating average price multiples of relevant value drivers from a group of transactions for which the target companies are comparable to the reporting unit being analyzed and applying those price multiples to the value drivers of the reporting unit.

For purposes of the discounted cash flows ("DCF") approach, the valuation is based on estimated future cash flows. The financial projections used in the DCF valuation analysis for each reporting unit are based on the most recent (as of the valuation date) financial projections presented to the Corporation's Asset / Liability Management Committee ("ALCO"). The growth assumptions included in these projections are based on management's expectations for each reporting unit's financial prospects considering economic and industry conditions as well as particular plans of each entity (i.e. restructuring plans, de-leveraging, etc.). The cost of equity used to discount the cash flows was calculated using the Ibbotson Build-Up Method and ranged from 12.51% to 15.73% for the 2022 analysis. The Ibbotson Build-Up Method builds up a cost of equity starting with the rate of return of a "risk-free" asset (20-year U.S. Treasury note) and adds to it additional risk elements such as equity risk premium, size premium, industry risk premium, and a specific geographic risk premium (as applicable). The resulting discount rates were analyzed in terms of reasonability given the current market conditions.

The results of the BPPR annual goodwill impairment test as of July 31, 2022 indicated that the average estimated fair value using all valuation methodologies exceeded BPPR's equity value by approximately $3.1 billion or 245% compared to $1.5 billion or 50%, for the annual goodwill impairment test completed as of July 31, 2021. PB's annual goodwill impairment test results as of such dates indicated that the average estimated fair value using all valuation methodologies exceeded PB's equity value by approximately $670 million or 41%, compared to $412 million or 24%, for the annual goodwill impairment test completed as of July 31, 2021. Accordingly, no impairment was recognized for BPPR or PB. The goodwill balance of BPPR and PB, as legal entities, represented approximately 93% of the Corporation's total goodwill balance as of the July 31, 2022 valuation date.

An impairment of $9 million was recognized by the Corporation from the annual test as of July 31, 2022 related to PEF as a result of a decrease in the projected earnings of this business unit.

Furthermore, as part of the analyses, management performed a reconciliation of the aggregate fair values determined for the reporting units to the market capitalization of the Corporation concluding that the fair value results determined for the reporting units in the July 31, 2022 annual assessment were reasonable.

The goodwill impairment evaluation process requires the Corporation to make estimates and assumptions with regard to the fair value of the reporting units. Actual values may differ significantly from these estimates. Such differences could result in future impairment of goodwill that would, in turn, negatively impact the Corporation's results of operations and the reporting units where the goodwill is recorded. Declines in the Corporation's market capitalization and adverse economic conditions sustained over a longer period of time negatively affecting forecasted cash flows could increase the risk of goodwill impairment in the future.

A decline in the Corporation's stock price related to global and/or regional macroeconomic conditions, a deterioration in the Puerto Rico economy and fiscal situation, reduced future earnings estimates, additional expenses and higher credit losses, and the continuance of the current interest rate environment could, individually or in the aggregate, have a material impact on the determination of the fair value of our reporting units, which could in turn result in an impairment of goodwill in the future. An impairment of goodwill would result in a non-cash expense, net of tax impact. A charge to earnings related to a goodwill impairment would not impact regulatory capital calculations.

The following tables present the gross amount of goodwill and accumulated impairment losses by reportable segments.

	December 31, 2022		
(In thousands)	Balance at December 31, 2022 (gross amounts)	Accumulated impairment losses	Balance at December 31, 2022 (net amounts)
Banco Popular de Puerto Rico	$ 440,184	$ 3,801	$436,383
Popular U.S.	564,456	173,411	391,045
Total Popular, Inc.	$1,004,640	$177,212	$827,428

	December 31, 2021		
(In thousands)	Balance at December 31, 2021 (gross amounts)	Accumulated impairment losses	Balance at December 31, 2021 (net amounts)
Banco Popular de Puerto Rico	$324,049	$ 3,801	$320,248
Popular U.S.	564,456	164,411	400,045
Total Popular, Inc.	$888,505	$168,212	$720,293

Note 16 - Deposits

Total interest bearing deposits as of the end of the periods presented consisted of:

(In thousands)	December 31, 2022	December 31, 2021
Savings accounts	$14,746,329	$15,871,998
NOW, money market and other interest bearing demand deposits	23,738,940	28,736,459
Total savings, NOW, money market and other interest bearing demand deposits	38,485,269	44,608,457
Certificates of deposit:		
Under $250,000	4,235,651	4,086,059
$250,000 and over	2,545,750	2,626,090
Total certificates of deposit	6,781,401	6,712,149
Total interest bearing deposits	$45,266,670	$51,320,606

A summary of certificates of deposits by maturity at December 31, 2022 follows:

(In thousands)	
2023	$3,949,235
2024	1,102,195
2025	743,799
2026	416,106
2027	486,738
2028 and thereafter	83,328
Total certificates of deposit	$6,781,401

At December 31, 2022, the Corporation had brokered deposits amounting to $ 1.1 billion (December 31, 2021 - $0.8 billion).

The aggregate amount of overdrafts in demand deposit accounts that were reclassified to loans was $6.3 million at December 31, 2022 (December 31, 2021 - $6.0 million).

At December 31, 2022, public sector deposits amounted to $15.2 billion. Public deposit balances are difficult to predict. For example, the receipt by the Puerto Rico Government of hurricane recovery related Federal assistance and seasonal tax collections could increase public deposit balances at BPPR. On the other hand, the amount and timing of reductions in balances are likely to be impacted by, for example, the speed at which federal assistance is distributed, the financial condition, liquidity and cash management practices of the Puerto Rico Government and its instrumentalities and the implementation of fiscal and debt adjustment plans approved pursuant to PROMESA or other actions mandated by the Fiscal Oversight and Management Board for Puerto Rico (the "Oversight Board").

Note 17 - Borrowings
Assets sold under agreements to repurchase
Assets sold under agreements to repurchase amounted to $149 million at December 31, 2022 and $92 million at December 31, 2021.

The Corporation's repurchase transactions are overcollateralized with the securities detailed in the table below. The Corporation's repurchase agreements have a right of set-off with the respective counterparty under the supplemental terms of the master repurchase agreements. In an event of default each party has a right of set-off against the other party for amounts owed in the related agreement and any other amount or obligation owed in respect of any other agreement or transaction between them. Pursuant to the Corporation's accounting policy, the repurchase agreements are not offset with other repurchase agreements held with the same counterparty.

The following table presents information related to the Corporation's repurchase transactions accounted for as secured borrowings that are collateralized with debt securities available-for-sale, debt securities held-to-maturity, other assets held-for-trading purposes or which have been obtained under agreements to resell. It is the Corporation's policy to maintain effective control over assets sold under agreements to repurchase; accordingly, such securities continue to be carried on the Consolidated Statements of Financial Condition.

Repurchase agreements accounted for as secured borrowings

	December 31, 2022		December 31, 2021	
(Dollars in thousands)	Repurchase liability	Repurchase liability weighted average interest rate	Repurchase liability	Repurchase liability weighted average interest rate
U.S. Treasury securities				
Within 30 days	$ 410	4.40%	$19,538	0.30%
After 30 to 90 days	30,739	3.79	30,295	0.21
After 90 days	17,521	4.39	29,036	0.29
Total U.S. Treasury securities	48,670	4.01	78,869	0.26
Mortgage-backed securities				
Within 30 days	98,984	4.27	11,733	0.26
After 30 to 90 days	791	3.27	-	-
After 90 days	-	-	722	0.16
Total mortgage-backed securities	99,775	4.26	12,455	0.26
Collateralized mortgage obligations				
Within 30 days	164	4.25	279	0.25
Total collateralized mortgage obligations	164	4.25	279	0.25
Total	$148,609	4.18%	$91,603	0.26%

Repurchase agreements in this portfolio are generally short-term, often overnight. As such our risk is very limited. We manage the liquidity risks arising from secured funding by sourcing funding globally from a diverse group of counterparties, providing a range of securities collateral and pursuing longer durations, when appropriate.

(Dollars in thousands)	2022	2021
Maximum aggregate balance outstanding at any month-end	$162,450	$92,101
Average monthly aggregate balance outstanding	$107,305	$91,394
Weighted average interest rate:		
For the year	2.15%	0.35%
At December 31	4.23%	0.26%

Other short-term borrowings

At December 31, 2022 and December 31, 2021, other short-term borrowings consisted of $365 million and $75 million, respectively, in FHLB Advances. The following table presents additional information related to the Corporation's other short-term borrowings for the years ended December 31, 2022 and December 31, 2021.

(Dollars in thousands)	2022	2021
Maximum aggregate balance outstanding at any month-end	$375,000	$75,000
Average monthly aggregate balance outstanding	$ 99,083	$ 343
Weighted average interest rate:		
For the year	3.46%	0.35%
At December 31	4.47%	0.35%

Notes Payable

The following table presents the composition of notes payable at December 31, 2022 and December 31, 2021.

(In thousands)	December 31, 2022	December 31, 2021
Advances with the FHLB with maturities ranging from 2023 through 2029 paying interest at monthly fixed rates ranging from 0.39% to 3.18% (2021 - 0.39% to 3.18%)	$389,282	$492,429
Unsecured senior debt securities maturing on September 2023 paying interest semiannually at a fixed rate of 6.125%, net of debt issuance costs of $891 (2021 - $2,158)	299,109	297,842
Junior subordinated deferrable interest debentures (related to trust preferred securities) maturing on 2034 with fixed interest rates ranging from 6.125% to 6.564% (2021 - 6.125% to 6.564%), net of debt issuance costs of $315 (2021 - $342)	198,319	198,292
Total notes payable	$886,710	$988,563

A breakdown of borrowings by contractual maturities at December 31, 2022 is included in the table below.

(In thousands)	Assets sold under agreements to repurchase	Short-term borrowings	Notes payable	Total
2023	$148,609	$365,000	$342,370	$ 855,979
2024	–	–	91,944	91,944
2025	–	–	139,920	139,920
2026	–	–	74,500	74,500
Later years	–	–	237,976	237,976
Total borrowings	$148,609	$365,000	$886,710	$1,400,319

At December 31, 2022 and December 31, 2021, the Corporation had FHLB borrowing facilities whereby the Corporation could borrow up to $3.3 billion and $3.0 billion, respectively, of which $0.8 billion and $0.6 billion, respectively, were used. In addition, at December 31, 2022 and December 31, 2021, the Corporation had placed $0.4 billion and $1.2 billion, respectively, of the available FHLB credit facility as collateral for municipal letters of credit to secure deposits. The FHLB borrowing facilities are collateralized with loans held-in-portfolio, and do not have restrictive covenants or callable features.

Also, at December 31, 2022, the Corporation has a borrowing facility at the discount window of the Federal Reserve Bank of New York amounting to $1.4 billion (December 31, 2021 - $1.3 billion), which remained unused at December 31, 2022 and December 31, 2021. The facility is a collateralized source of credit that is highly reliable even under difficult market conditions.

Note 18 - Trust preferred securities

Statutory trusts established by the Corporation (Popular North America Capital Trust I and Popular Capital Trust II) had issued trust preferred securities (also referred to as "capital securities") to the public. The proceeds from such issuances, together with the proceeds of the related issuances of common securities of the trusts (the "common securities"), were used by the trusts to purchase junior subordinated deferrable interest debentures (the "junior subordinated debentures") issued by the Corporation.

The sole assets of the trusts consisted of the junior subordinated debentures of the Corporation and the related accrued interest receivable. These trusts are not consolidated by the Corporation pursuant to accounting principles generally accepted in the United States of America.

The junior subordinated debentures are included by the Corporation as notes payable in the Consolidated Statements of Financial Condition, while the common securities issued by the issuer trusts are included as debt securities held-to-maturity. The common securities of each trust are wholly-owned, or indirectly wholly-owned, by the Corporation.

On November 1, 2021, the Corporation redeemed all outstanding trust preferred securities issued by the Popular Capital Trust I amounting to approximately $187 million (or approximately $181 million after excluding the Corporation's participation in the Trust of approximately $6 million) in the aggregate.

The following table presents financial data pertaining to the different trusts at December 31, 2022 and 2021.

(Dollars in thousands)	December 31, 2022 and 2021	
Issuer	Popular North America Capital Trust I	Popular Capital Trust Il
Capital securities	$ 91,651	$ 101,023
Distribution rate	6.564%	6.125%
Common securities	$ 2,835	$ 3,125
Junior subordinated debentures aggregate liquidation amount	$ 94,486	$ 104,148
Stated maturity date	September 2034	December 2034
Reference notes	[1],[3],[5]	[2],[4],[5]

[1] Statutory business trust that is wholly-owned by PNA and indirectly wholly-owned by the Corporation.

[2] Statutory business trust that is wholly-owned by the Corporation.

[3] The obligation of PNA under the junior subordinated debenture and its guarantees of the capital securities under the trust is fully and unconditionally guaranteed on a subordinated basis by the Corporation to the extent set forth in the guarantee agreement.

[4] These capital securities are fully and unconditionally guaranteed on a subordinated basis by the Corporation to the extent set forth in the guarantee agreement.

[5] The Corporation has the right, subject to any required prior approval from the Federal Reserve, to redeem after certain dates or upon the occurrence of certain events mentioned below, the junior subordinated debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest to the date of redemption. The maturity of the junior subordinated debentures may be shortened at the option of the Corporation prior to their stated maturity dates (i) on or after the stated optional redemption dates stipulated in the agreements, in whole at any time or in part from time to time, or (ii) in whole, but not in part, at any time within 90 days following the occurrence and during the continuation of a tax event, an investment company event or a capital treatment event as set forth in the indentures relating to the capital securities, in each case subject to regulatory approval.

At December 31, 2022, the Corporation's $193 million in trust preferred securities outstanding do not qualify for Tier 1 capital treatment, but instead qualify for Tier 2 capital treatment compared to $193 million at December 31, 2021.

Note 19 - Other liabilities

The caption of other liabilities in the consolidated statements of financial condition consists of the following major categories:

(In thousands)	December 31, 2022	December 31, 2021
Accrued expenses	$337,284	$308,594
Accrued interest payable	39,288	33,227
Accounts payable	76,456	91,804
Dividends payable	39,525	35,937
Trades payable	9,461	13,789
Liability for GNMA loans sold with an option to repurchase	14,271	12,806
Reserves for loan indemnifications	7,520	12,639
Reserve for operational losses	39,266	43,886
Operating lease liabilities (Note 33)	137,290	154,114
Finance lease liabilities (Note 33)	24,737	19,719
Pension benefit obligation	8,290	8,778
Postretirement benefit obligation	118,336	161,988
Others	65,222	70,967
Total other liabilities	$916,946	$968,248

Note 20 - Stockholders' equity

The Corporation's common stock ranks junior to all series of preferred stock as to dividend rights and / or as to rights on liquidation, dissolution or winding up of the Corporation. Dividends on preferred stock are payable if declared. The Corporation's ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, its common stock is subject to certain restrictions in the event that the Corporation fails to pay or set aside full dividends on the preferred stock for the latest dividend period. The ability of the Corporation to pay dividends in the future is limited by regulatory requirements, legal availability of funds, recent and projected financial results, capital levels and liquidity of the Corporation, general business conditions and other factors deemed relevant by the Corporation's Board of Directors.

The Corporation's common stock trades on the Nasdaq Global Select Market (the "Nasdaq") under the symbol BPOP. The 2003 Series A Preferred Stock are not listed on Nasdaq.

Preferred stocks

The Corporation has 30,000,000 shares of authorized preferred stock that may be issued in one or more series, and the shares of each series shall have such rights and preferences as shall be fixed by the Board of Directors when authorizing the issuance of that particular series. The Corporation's shares of preferred stock at December 31, 2022 consisted of:

- 6.375% non-cumulative monthly income preferred stock, 2003 Series A, no par value, liquidation preference value of $25 per share. Holders on record of the 2003 Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Corporation or an

authorized committee thereof, out of funds legally available, non-cumulative cash dividends at the annual rate per share of 6.375% of their liquidation preference value, or $0.1328125 per share per month. These shares of preferred stock are perpetual, nonconvertible, have no preferential rights to purchase any securities of the Corporation and are redeemable solely at the option of the Corporation with the consent of the Board of Governors of the Federal Reserve System. The redemption price per share is $25.00. The shares of 2003 Series A Preferred Stock have no voting rights, except for certain rights in instances when the Corporation does not pay dividends for a defined period. These shares are not subject to any sinking fund requirement. Cash dividends declared and paid on the 2003 Series A Preferred Stock amounted to $1.4 million for the years ended December 31, 2022, 2021 and 2020. Outstanding shares of 2003 Series A Preferred Stock amounted to 885,726 at December 31, 2022, 2021 and 2020.

On February 24, 2020, the Corporation redeemed all the outstanding shares of the 2008 Series B Preferred Stock. The redemption price of the 2008 Series B Preferred Stock was $25.00 per share, plus $0.1375 (representing the amount of accrued and unpaid dividends for the current monthly dividend period to the redemption date), for a total payment per share in the amount of $25.1375.

Common stock

Dividends

During the year 2022, cash dividends of $2.20 (2021 - $1.75; 2020 - $1.60) per common share outstanding were declared amounting to $ 163.7 million (2021 - $142.3 million; 2020 - $136.6 million) of which $39.5 million were payable to stockholders of common stock at December 31, 2022 (2021 - $35.9 million; 2020 - $33.7 million). The quarterly dividend of $0.55 per share declared to stockholders of record as of the close of business on December 7, 2022, was paid on January 3, 2023. On February 28, 2023, the Corporation's Board of Directors approved a quarterly cash dividend of $0.55 per share on its outstanding common stock, payable on April 3, 2023 to stockholders of record at the close of business on March 20, 2023.

Accelerated share repurchase transaction ("ASR")

On August 24, 2022, the Corporation entered into a $231 million ASR transaction with respect to its common stock (the "August ASR Agreement"), which was accounted for as a treasury transaction. As a result of the receipt of the initial 2,339,241 shares, the Corporation recognized in stockholders' equity approximately $185 million in treasury stock and $46 million as a reduction of capital surplus. The Corporation completed the transaction on December 7, 2022 and received 840,024 additional shares of common stock and recognized approximately $60 million as treasury stock with a corresponding increase in its capital surplus. In total the Corporation repurchase a total of 3,179,265 shares at an average purchased price of $72.6583 under the August ASR Agreement.

On March 1, 2022, the Corporation announced that on February 28, 2022 it entered into a $400 million ASR transactions with respect to its common stock (the "March ASR Agreement"), which was accounted for as a treasury transaction. As a result of the receipt of the initial 3,483,942 shares, the Corporation recognized in stockholders' equity approximately $320 million in treasury stock and $80 million as a reduction of capital surplus. The Corporation completed the transaction on July 12, 2022 and received 1,582,922 additional shares of common stock and recognized $120 million in treasury stock with a corresponding increase in its capital surplus. In total the Corporation repurchased a total of 5,066,864 shares at an average purchased price of $78.9443 under the March ASR Agreement.

On May 3, 2021, the Corporation entered into a $350 million ASR transaction with respect to its common stock, which was accounted for as a treasury stock transaction. As a result of the receipt of the initial 3,785,831 shares, the Corporation recognized in stockholders' equity approximately $280 million in treasury stock and $70 million as a reduction in capital surplus. The Corporation completed the transaction on September 9, 2021 and received 828,965 additional shares of common stock and recognized $61 million in treasury stock with a corresponding increase in capital surplus. In total, the Corporation repurchased a total of 4,614,796 shares at an average price of $75.8430 under the ASR Agreement.

On January 30, 2020, the Corporation entered into a $500 million ASR transaction with respect to its common stock, which was accounted for as a treasury stock transaction. As a result of the receipt of the initial 7,055,919 shares, the Corporation recognized in stockholders' equity approximately $400 million in treasury stock and $100 million as a reduction in capital surplus. On March 19, 2020 (the "early termination date"), the dealer counterparty to the ASR exercised its right to terminate the ASR as a result of the trading price of the Corporation's common stock falling below a specified level due to the effects of the COVID-19 pandemic on the global markets. As a result of such early termination, the final settlement of the ASR, which was expected to occur during the fourth quarter of 2020, occurred during the second quarter of 2020. The Corporation completed the transaction on May 27, 2020 and received 4,763,216 additional shares of common stock after the early termination date. In total the Corporation repurchased 11,819,135 shares at an average price per share of $42.3043 under the ASR.

Statutory reserve
The Banking Act of the Commonwealth of Puerto Rico requires that a minimum of 10% of BPPR's net income for the year be transferred to a statutory reserve account until such statutory reserve equals the total of paid-in capital on common and preferred stock. Any losses incurred by a bank must first be charged to retained earnings and then to the reserve fund. Amounts credited to the reserve fund may not be used to pay dividends without the prior consent of the Puerto Rico Commissioner of Financial Institutions. The failure to maintain sufficient statutory reserves would preclude BPPR from paying dividends. BPPR's statutory reserve fund amounted to $863 million at December 31, 2022 (2021 - $786 million; 2020 - $708 million). During 2022, $77 million was transferred to the statutory reserve account (2021 - $78 million, 2020 - $49 million). BPPR was in compliance with the statutory reserve requirement in 2022, 2021 and 2020.

Note 21 - Regulatory capital requirements
The Corporation, BPPR and PB are subject to various regulatory capital requirements imposed by the federal banking agencies. Failure to meet minimum capital requirements can lead to certain mandatory and additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Popular, Inc., BPPR and PB are subject to Basel III capital requirements, including minimum and well capitalized regulatory capital ratios and compliance with the standardized approach for determining risk-weighted assets.

The Basel III Capital Rules established a Common Equity Tier I ("CET1") capital measure and related regulatory capital ratio CET1 to risk-weighted assets.

The Basel III Capital Rules provide that a depository institution will be deemed to be well capitalized if it maintained a leverage ratio of at least 5%, a CET1 ratio of at least 6.5%, a Tier 1 risk-based capital ratio of at least 8% and a total risk-based ratio of at least 10%. Management has determined that at December 31, 2022 and 2021, the Corporation exceeded all capital adequacy requirements to which it is subject.

The Corporation has been designated by the Federal Reserve Board as a Financial Holding Company ("FHC") and is eligible to engage in certain financial activities permitted under the Gramm-Leach-Bliley Act of 1999.

Pursuant to the adoption of the CECL accounting standard on January 1, 2020, the Corporation elected to use a five-year transition period option as permitted in the final interim regulatory capital rules effective March 31, 2020. The five-year transition period provision delays for two years the estimated impact of the adoption of the CECL accounting standard on regulatory capital, followed by a three-year transition period to phase out the aggregate amount of the capital benefit provided during the initial two-year delay.

On August 26, 2020, federal banking regulators issued a final rule to modify the Basel III regulatory capital rules applicable to banking organizations to allow those organizations participating in the Paycheck Protection Program ("PPP") established under the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") to neutralize the regulatory capital effects of participating in the program. Specifically, the agencies have clarified that banking organizations, including the Corporation and its Bank subsidiaries, are permitted to assign a zero percent risk weight to PPP loans for purposes of determining risk-weighted assets and risk-based capital ratios. Additionally, in order to facilitate use of the Paycheck Protection Program Liquidity Facility (the "PPPL Facility"), which provides Federal Reserve Bank loans to eligible financial institutions such as the Corporation's Bank subsidiaries to fund PPP loans, the agencies further clarified that, for purposes of determining leverage ratios, a banking organization is permitted to exclude from total average assets PPP loans that have been pledged as collateral for a PPPL Facility. As of December 31, 2022, the Corporation has $38 million in PPP loans and no loans were pledged as collateral for PPPL Facilities.

At December 31, 2022 and 2021, BPPR and PB were well-capitalized under the regulatory framework for prompt corrective action.

The following tables present the Corporation's risk-based capital and leverage ratios at December 31, 2022 and 2021 under the Basel III regulatory guidance.

	Actual		Capital adequacy minimum requirement (including conservation capital buffer) [1]	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio
	2022			
Total Capital (to Risk-Weighted Assets):				
Corporation	$6,285,648	18.26%	$3,613,668	10.500%
BPPR	4,541,915	18.34	2,599,872	10.500
PB	1,463,511	15.59	985,510	10.500
Common Equity Tier I Capital (to Risk-Weighted Assets):				
Corporation	$5,639,686	16.39%	$2,409,112	7.000%
BPPR	4,230,820	17.09	1,733,248	7.000
PB	1,395,272	14.87	657,007	7.000
Tier I Capital (to Risk-Weighted Assets):				
Corporation	$5,661,829	16.45%	$2,925,351	8.500%
BPPR	4,230,820	17.09	2,104,658	8.500
PB	1,395,272	14.87	797,794	8.500
Tier I Capital (to Average Assets):				
Corporation	$5,661,829	8.06%	$2,811,504	4%
BPPR	4,230,820	7.10	2,383,478	4
PB	1,395,272	13.08	426,832	4

[1] The conservation capital buffer included for these ratios is 2.5%, except for the Tier I to Average Asset ratio for which the buffer is not applicable and therefore the capital adequacy minimum of 4% is presented.

	Actual		Capital adequacy minimum requirement (including conservation capital buffer)	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio
	2021			
Total Capital (to Risk-Weighted Assets):				
Corporation	$6,084,105	19.35%	$3,301,329	10.500%
BPPR	4,281,930	18.92	2,376,184	10.500
PB	1,361,911	16.78	852,032	10.500
Common Equity Tier I Capital (to Risk-Weighted Assets):				
Corporation	$5,476,031	17.42%	$2,200,886	7.000%
BPPR	3,998,102	17.67	1,584,123	7.000
PB	1,309,398	16.14	568,021	7.000
Tier I Capital (to Risk-Weighted Assets):				
Corporation	$5,498,174	17.49%	$2,672,504	8.500%
BPPR	3,998,102	17.67	1,923,577	8.500
PB	1,309,398	16.14	689,740	8.500
Tier I Capital (to Average Assets):				
Corporation	$5,498,174	7.41%	$2,969,535	4%
BPPR	3,998,102	6.24	2,561,003	4
PB	1,309,398	13.44	389,736	4

The following table presents the minimum amounts and ratios for the Corporation's banks to be categorized as well-capitalized.

	2022		2021	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets):				
BPPR	$2,476,068	10%	$2,263,032	10%
PB	938,581	10	811,459	10
Common Equity Tier I Capital (to Risk-Weighted Assets):				
BPPR	$1,609,444	6.5%	$1,470,971	6.5%
PB	610,078	6.5	527,448	6.5
Tier I Capital (to Risk-Weighted Assets):				
BPPR	$1,980,855	8%	$1,810,426	8%
PB	750,865	8	649,167	8
Tier I Capital (to Average Assets):				
BPPR	$2,979,348	5%	$3,201,254	5%
PB	533,540	5	487,171	5

Note 22 - Other comprehensive (loss) income

The following table presents changes in accumulated other comprehensive (loss) income by component for the years ended December 31, 2022, 2021 and 2020.

| | Changes in Accumulated Other Comprehensive (Loss) Income by Component [1] | | |
| | Years ended December 31, | | |
(In thousands)	2022	2021	2020
Foreign currency translation			
Beginning Balance	$ (67,307)	$ (71,254)	$ (56,783)
Other comprehensive income (loss)	10,572	3,947	(14,471)
Net change	10,572	3,947	(14,471)
Ending balance	$ (56,735)	$ (67,307)	$ (71,254)
Adjustment of pension and postretirement benefit plans			
Beginning Balance	$ (158,994)	$(195,056)	$(202,816)
Other comprehensive income (loss) before reclassifications	4,882	23,094	(5,645)
Amounts reclassified from accumulated other comprehensive loss for amortization of net losses	9,777	12,968	13,405
Net change	14,659	36,062	7,760
Ending balance	$ (144,335)	$(158,994)	$(195,056)
Unrealized net holding (losses) gains on debt securities			
Beginning Balance	$ (96,120)	$ 460,900	$ 92,155
Other comprehensive (loss) income before reclassifications	(2,261,097)	(557,002)	368,780
Amounts reclassified from accumulated other comprehensive (loss) income for gains on securities	–	(18)	(35)
Amounts reclassified from accumulated other comprehensive (loss) income for amortization of net unrealized losses of debt securities transferred from available-for-sale to held-to-maturity	33,314	–	–
Net change	(2,227,783)	(557,020)	368,745
Ending balance	$(2,323,903)	$ (96,120)	$ 460,900
Unrealized net gains (losses) on cash flow hedges			
Beginning Balance	$ (2,648)	$ (4,599)	$ (2,494)
Other comprehensive income (loss) before reclassifications	3,107	367	(6,400)
Amounts reclassified from accumulated other comprehensive income (loss)	(414)	1,584	4,295
Net change	2,693	1,951	(2,105)
Ending balance	$ 45	$ (2,648)	$ (4,599)
Total	$(2,524,928)	$(325,069)	$ 189,991

[1]   All amounts presented are net of tax.

The following table presents the amounts reclassified out of each component of accumulated other comprehensive (loss) income for the years ended December 31, 2022, 2021, and 2020.

| | | Reclassifications Out of Accumulated Other Comprehensive (Loss) Income | | |
| | Affected Line Item in the | Years ended December 31, | | |
(In thousands)	Consolidated Statements of Operations	2022	2021	2020
Adjustment of pension and postretirement benefit plans				
Amortization of net losses	Other operating expenses	$(15,644)	$(20,749)	$(21,447)
	Total before tax	(15,644)	(20,749)	(21,447)
	Income tax benefit	5,867	7,781	8,042
	Total net of tax	$ (9,777)	$(12,968)	$(13,405)
Unrealized net holding (losses) gains on debt securities				
Realized gain on sale of debt securities	Net gain (loss) on sale of debt securities	$ –	$ 23	$ 41
Amortization of unrealized net losses of debt securities transferred to held-to-maturity	Investment securities [1]	(41,642)	–	–
	Total before tax	(41,642)	23	41
	Income tax benefit (expense)	8,328	(5)	(6)
	Total net of tax	$(33,314)	$ 18	$ 35
Unrealized net gains (losses) losses on cash flow hedges				
Forward contracts	Mortgage banking activities	$ 1,458	$ (704)	$ (5,559)
Interest rate swaps	Other operating income	(498)	(1,143)	(820)
	Total before tax	960	(1,847)	(6,379)
	Income tax (expense) benefit	(546)	263	2,084
	Total net of tax	$ 414	$ (1,584)	$ (4,295)
	Total reclassification adjustments, net of tax	$(42,677)	$(14,534)	$(17,665)

[1] In October 2022, the Corporation transferred U.S. Treasury securities with a fair value of $6.5 billion (par value of $7.4 billion) from its available-for-sale portfolio to its held-to-maturity portfolio. Refer to Note 7 to the Consolidated Financial Statements for additional information.

Note 23 - Guarantees

The Corporation has obligations upon the occurrence of certain events under financial guarantees provided in certain contractual agreements as summarized below.

The Corporation issues financial standby letters of credit and has risk participation in standby letters of credit issued by other financial institutions, in each case to guarantee the performance of various customers to third parties. If the customers failed to meet its financial or performance obligation to the third party under the terms of the contract, then, upon their request, the Corporation would be obligated to make the payment to the guaranteed party. At December 31, 2022, the Corporation recorded a liability of $0.3 million (December 31, 2021 - $0.2 million), which represents the unamortized balance of the obligations undertaken in issuing the guarantees under the standby letters of credit. In accordance with the provisions of ASC Topic 460, the Corporation recognizes at fair value the obligation at inception of the standby letters of credit. The fair value approximates the fee received from the customer for issuing such commitments. These fees are deferred and are recognized over the commitment period. The contracted amounts in standby letters of credit outstanding at December 31, 2022 and 2021, shown in Note 24, represent the maximum potential amount of future payments that the Corporation could be required to make under the guarantees in the event of nonperformance by the customers. These standby letters of credit are used by the customers as a credit enhancement and typically expire without being drawn upon. The Corporation's standby letters of credit are generally secured, and in the event of nonperformance by the customers, the Corporation has rights to the underlying collateral provided, which normally includes cash, marketable securities, real estate, receivables, and others. Management does not anticipate any material losses related to these instruments.

Also, from time to time, the Corporation securitized mortgage loans into guaranteed mortgage-backed securities subject in certain instances, to lifetime credit recourse on the loans that serve as collateral for the mortgage-backed securities. The Corporation has not sold any mortgage loans subject to credit recourse since 2009. Also, from time to time, the Corporation may sell, in bulk sale transactions, residential mortgage loans and Small Business Administration ("SBA") commercial loans subject to credit recourse or to certain representations and warranties from the Corporation to the purchaser. These representations and warranties may relate, for example, to borrower creditworthiness, loan documentation, collateral, prepayment and early payment defaults. The Corporation may be required to repurchase the loans under the credit recourse agreements or representation and warranties.

At December 31, 2022, the Corporation serviced $0.6 billion (December 31, 2021 - $0.7 billion) in residential mortgage loans subject to credit recourse provisions, principally loans associated with FNMA and FHLMC residential mortgage loan securitization programs. In the event of any customer default, pursuant to the credit recourse provided, the Corporation is required to repurchase the loan or reimburse the third party investor for the incurred loss. The maximum potential amount of future payments that the Corporation would be required to make under the recourse arrangements in the event of nonperformance by the borrowers is equivalent to the total outstanding balance of the residential mortgage loans serviced with recourse and interest, if applicable. During 2022, the Corporation repurchased approximately $7 million of unpaid principal balance in mortgage loans subject to the credit recourse provisions (2021 - $19 million). In the event of nonperformance by the borrower, the Corporation has rights to the underlying collateral securing the mortgage loan. The Corporation suffers losses on these loans when the proceeds from a foreclosure sale of the property underlying a defaulted mortgage loan are less than the outstanding principal balance of the loan plus any uncollected interest advanced and the costs of holding and disposing the related property. At December 31, 2022, the Corporation's liability established to cover the estimated credit loss exposure related to loans sold or serviced with credit recourse amounted to $7 million (December 31, 2021 - $12 million). The following table shows the changes in the Corporation's liability of estimated losses from these credit recourses agreements, included in the consolidated statements of financial condition during the years ended December 31, 2022 and 2021.

| | Years ended December 31, | |
(In thousands)	2022	2021
Balance as of beginning of period	$11,800	$22,484
Provision (benefit) for recourse liability	(1,715)	(2,948)
Net charge-offs	(3,188)	(7,736)
Balance as of end of period	$ 6,897	$11,800

The estimated losses to be absorbed under the credit recourse arrangements are recorded as a liability when the loans are sold and are updated by accruing or reversing expense (categorized in the line item "Adjustments (expense) to indemnity reserves on loans sold" in the consolidated statements of operations) throughout the life of the loan, as necessary, when additional relevant information becomes available. The methodology used to estimate the recourse liability is a function of the recourse arrangements given and considers a variety of factors, which include actual defaults and historical loss experience, foreclosure rate, estimated future defaults and the probability that a loan would be delinquent. Statistical methods are used to estimate the recourse liability. Expected loss rates are applied to different loan segmentations. The expected loss, which represents the amount expected to be lost on a given loan, considers the probability of default and loss severity. The probability of default represents the probability that a loan in good standing would become 90 days delinquent within the following twelve-month period. Regression analysis quantifies the relationship between the default event and loan-specific characteristics, including credit scores, loan-to-value ratios, and loan aging, among others.

When the Corporation sells or securitizes mortgage loans, it generally makes customary representations and warranties regarding the characteristics of the loans sold. The Corporation's mortgage operations in Puerto Rico group conforming mortgage loans into pools which are exchanged for FNMA and GNMA mortgage-backed securities, which are generally sold to private investors, or are sold directly to FNMA for cash. As required under the government agency programs, quality review procedures are performed by the Corporation to ensure that asset guideline qualifications are met. To the extent the loans do not meet specified characteristics, the Corporation may be required to repurchase such loans or indemnify for losses and bear any subsequent loss related to the loans. During the year ended December 31, 2022, the Corporation purchased $1 million under representation and warranty arrangements. There were no repurchases under BPPR's representation and warranty arrangements during the year ended December 31, 2021. A substantial amount of these loans reinstate to performing status or have mortgage insurance, and thus the ultimate losses on the loans are not deemed significant.

From time to time, the Corporation sells loans and agrees to indemnify the purchaser for credit losses or any breach of certain representations and warranties made in connection with the sale. At December 31, 2022, the Corporation's liability for estimated losses associated with indemnifications and representations and warranties related to loans sold by BPPR amounted to $0.6 million (December 31, 2021 - $0.8 million).

Servicing agreements relating to the mortgage-backed securities programs of FNMA and GNMA, and to mortgage loans sold or serviced to certain other investors, including FHLMC, require the Corporation to advance funds to make scheduled payments of principal, interest, taxes and insurance, if such payments have not been received from the borrowers. At December 31, 2022, the Corporation serviced $11.1 billion in mortgage loans for third-parties, including the loans serviced with credit recourse (December 31, 2021 - $12.1 billion). The Corporation generally recovers funds advanced pursuant to these arrangements from the mortgage owner, from liquidation proceeds when the mortgage loan is foreclosed or, in the case of FHA/VA loans, under the applicable FHA and VA insurance and guarantees programs. However, in the meantime, the Corporation must absorb the cost of the funds it advances during the time the advance is outstanding. The Corporation must also bear the costs of attempting to collect on delinquent and defaulted mortgage loans. In addition, if a defaulted loan is not cured, the mortgage loan would be canceled as part of the foreclosure proceedings and the Corporation would not receive any future servicing income with respect to that loan. At December 31, 2022, the outstanding balance of funds advanced by the Corporation under such mortgage loan servicing agreements was approximately $42 million (December 31, 2021 - $54 million). To the extent the mortgage loans underlying the Corporation's servicing portfolio experience increased delinquencies, the Corporation would be required to dedicate additional cash resources to comply with its obligation to advance funds as well as incur additional administrative costs related to increases in collection efforts.

Popular, Inc. Holding Company ("PIHC") fully and unconditionally guarantees certain borrowing obligations issued by certain of its 100% owned consolidated subsidiaries amounting to $94 million at both December 31, 2022 and December 31, 2021, respectively. In addition, at both December 31, 2022 and December 31, 2021, PIHC fully and unconditionally guaranteed on a subordinated basis $193 million of capital securities (trust preferred securities) issued by wholly-owned issuing trust entities to the extent set forth in the applicable guarantee agreement. Refer to Note 18 to the consolidated financial statements for further information on the trust preferred securities.

Note 24 - Commitments and contingencies
Off-balance sheet risk

The Corporation is a party to financial instruments with off-balance sheet credit risk in the normal course of business to meet the financial needs of its customers. These financial instruments include loan commitments, letters of credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and financial guarantees is represented by the contractual notional amounts of those instruments. The Corporation uses the same credit policies in making these commitments and conditional obligations as it does for those reflected on the consolidated statements of financial condition.

Financial instruments with off-balance sheet credit risk, whose contract amounts represent potential credit risk as of the end of the periods presented were as follows:

(In thousands)	December 31, 2022	December 31, 2021
Commitments to extend credit:		
Credit card lines	$5,853,990	$5,382,089
Commercial and construction lines of credit	4,425,825	3,830,601
Other consumer unused credit commitments	250,271	250,229
Commercial letters of credit	3,351	3,260
Standby letters of credit	27,868	27,848
Commitments to originate or fund mortgage loans	45,170	95,372

At December 31, 2022 and December 31, 2021, the Corporation maintained a reserve of approximately $8.8 million and $7.9 million, respectively, for potential losses associated with unfunded loan commitments related to commercial and construction lines of credit.

Other commitments

At December 31, 2022, and December 31, 2021, the Corporation also maintained other non-credit commitments for approximately $4.8 million and $1.0 million, respectively, primarily for the acquisition of other investments.

Business concentration

Since the Corporation's business activities are concentrated primarily in Puerto Rico, its results of operations and financial condition are dependent upon the general trends of the Puerto Rico economy and, in particular, the residential and commercial real estate markets. The concentration of the Corporation's operations in Puerto Rico exposes it to greater risk than other banking companies with a wider geographic base. Its asset and revenue composition by geographical area is presented in Note 37 to the Consolidated Financial Statements.

Puerto Rico has faced significant fiscal and economic challenges for over a decade. In response to such challenges, the U.S. Congress enacted the Puerto Rico Oversight Management and Economic Stability Act ("PROMESA") in 2016, which, among other things, established the Oversight Board and a framework for the restructuring of the debts of the Commonwealth, its instrumentalities and municipalities. The Commonwealth and several of its instrumentalities have commenced debt restructuring proceedings under PROMESA. As of the date of this report, while municipalities have been designated as covered entities under PROMESA, no municipality has commenced, or has been authorized by the Oversight Board to commence, any such debt restructuring proceeding under PROMESA.

At December 31, 2022, the Corporation's direct exposure to the Puerto Rico government and its instrumentalities and municipalities totaled $374 million, of which $327 million were outstanding ($367 million and $349 million at December 31, 2021). Of the amount outstanding, $302 million consists of loans and $25 million are securities ($319 million and $30 million at December 31, 2021). Substantially all of the amount outstanding at December 31, 2022 and December 31, 2021 were obligations from various Puerto Rico municipalities.

In most cases, these were "general obligations" of a municipality, to which the applicable municipality has pledged its good faith, credit and unlimited taxing power, or "special obligations" of a municipality, to which the applicable municipality has pledged other revenues. At December 31, 2022, 73% of the Corporation's exposure to municipal loans and securities was concentrated in the municipalities of San Juan, Guaynabo, Carolina and Bayamón.

The following table details the loans and investments representing the Corporation's direct exposure to the Puerto Rico government according to their maturities as of December 31, 2022:

(In thousands)	Investment Portfolio	Loans	Total Outstanding	Total Exposure
Central Government				
After 1 to 5 years	$ 12	$ –	$ 12	$ 12
After 5 to 10 years	1	–	1	1
After 10 years	29	–	29	29
Total Central Government	42	–	42	42
Municipalities				
Within 1 year	4,530	20,243	24,773	42,962
After 1 to 5 years	19,105	101,009	120,114	149,114
After 5 to 10 years	1,025	131,202	132,227	132,227
After 10 years	–	49,831	49,831	49,831
Total Municipalities	24,660	302,285	326,945	374,134
Total Direct Government Exposure	$24,702	$302,285	$326,987	$374,176

In addition, at December 31, 2022, the Corporation had $251 million in loans insured or securities issued by Puerto Rico governmental entities but for which the principal source of repayment is non-governmental ($275 million at December 31, 2021). These included $209 million in residential mortgage loans insured by the Puerto Rico Housing Finance Authority ("HFA"), a governmental instrumentality that has been designated as a covered entity under PROMESA (December 31, 2021 - $232 million). These mortgage loans are secured by first mortgages on Puerto Rico residential properties and the HFA insurance covers losses in the event of a borrower default and upon the satisfaction of certain other conditions. The Corporation also had at December 31, 2022, $42 million in bonds issued by HFA which are secured by second mortgage loans on Puerto Rico residential properties, and for which HFA also provides insurance to cover losses in the event of a borrower default and upon the satisfaction of certain other conditions (December 31, 2021 - $43 million). In the event that the mortgage loans insured by HFA and held by the Corporation directly or those serving as collateral for the HFA bonds default and the collateral is insufficient to satisfy the outstanding balance of these loans, HFA's ability to honor its insurance will depend, among other factors, on the financial condition of HFA at the time such obligations become due and

payable. The Corporation does not consider the government guarantee when estimating the credit losses associated with this portfolio. Although the Governor is currently authorized by local legislation to impose a temporary moratorium on the financial obligations of the HFA, a moratorium on such obligations has not been imposed as of the date hereof.

BPPR's commercial loan portfolio also includes loans to private borrowers who are service providers, lessors, suppliers or have other relationships with the government. These borrowers could be negatively affected by the Commonwealth's fiscal crisis and the ongoing Title III proceedings under PROMESA. Similarly, BPPR's mortgage and consumer loan portfolios include loans to government employees and retirees, which could also be negatively affected by fiscal measures such as employee layoffs or furloughs or reductions in pension benefits.

In addition, $1.6 billion of residential mortgages, $38 million of Small Business Administration ("SBA") loans under the Paycheck Protection Program ("PPP") and $72 million commercial loans were insured or guaranteed by the U.S. Government or its agencies at December 31, 2022 (compared to $1.6 billion, $353 million and $67 million, respectively, at December 31, 2021). The Corporation also had U.S. Treasury and obligations from the U.S. Government, its agencies or government sponsored entities within the portfolio of available-for-sale and held-to-maturity securities as described in Note 6 and 7 to the Consolidated Financial Statements.

At December 31, 2022, the Corporation has operations in the United States Virgin Islands (the "USVI") and has approximately $28 million in direct exposure to USVI government entities (December 31, 2021 - $70 million). The USVI has been experiencing a number of fiscal and economic challenges that could adversely affect the ability of its public corporations and instrumentalities to service their outstanding debt obligations.

At December 31, 2022, the Corporation has operations in the British Virgin Islands ("BVI"), which has been negatively affected by the COVID-19 pandemic, particularly as a reduction in the tourism activity which accounts for a significant portion of its economy. Although the Corporation has no significant exposure to a single borrower in the BVI, it has a loan portfolio amounting to approximately $214 million comprised of various retail and commercial clients, compared to a loan portfolio of $221 million at December 31, 2021.

Legal Proceedings

The nature of Popular's business ordinarily generates claims, litigation, investigations, and legal and administrative cases and proceedings (collectively, "Legal Proceedings"). When the Corporation determines that it has meritorious defenses to the claims asserted, it vigorously defends itself. The Corporation will consider the settlement of cases (including cases where it has meritorious defenses) when, in management's judgment, it is in the best interest of the Corporation and its stockholders to do so. On at least a quarterly basis, Popular assesses its liabilities and contingencies relating to outstanding Legal Proceedings utilizing the most current information available. For matters where it is probable that the Corporation will incur a material loss and the amount can be reasonably estimated, the Corporation establishes an accrual for the loss. Once established, the accrual is adjusted on at least a quarterly basis to reflect any relevant developments, as appropriate. For matters where a material loss is not probable, or the amount of the loss cannot be reasonably estimated, no accrual is established.

In certain cases, exposure to loss exists in excess of the accrual to the extent such loss is reasonably possible, but not probable. Management believes and estimates that the range of reasonably possible losses (with respect to those matters where such limits may be determined, in excess of amounts accrued) for current Legal Proceedings ranged from $0 to approximately $20.6 million as of December 31, 2022. In certain cases, management cannot reasonably estimate the possible loss at this time. Any estimate involves significant judgment, given the varying stages of the Legal Proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants in several of the current Legal

Proceedings whose share of liability has yet to be determined, the numerous unresolved issues in many of the Legal Proceedings, and the inherent uncertainty of the various potential outcomes of such Legal Proceedings. Accordingly, management's estimate will change from time-to-time, and actual losses may be more or less than the current estimate.

While the outcome of Legal Proceedings is inherently uncertain, based on information currently available, advice of counsel, and available insurance coverage, management believes that the amount it has already accrued is adequate and any incremental liability arising from the Legal Proceedings in matters in which a loss amount can be reasonably estimated will not have a material adverse effect on the Corporation's consolidated financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters in a reporting period, if unfavorable, could have a material adverse effect on the Corporation's consolidated financial position for that period.

Set forth below is a description of the Corporation's significant Legal Proceedings.

BANCO POPULAR DE PUERTO RICO
Hazard Insurance Commission-Related Litigation

Popular, Inc., BPPR and Popular Insurance, LLC (the "Popular Defendants") were named defendants in a class action complaint captioned Pérez Díaz v. Popular, Inc., et al, filed before the Court of First Instance, Arecibo Part. The complaint originally sought damages and preliminary and permanent injunctive relief on behalf of the class against the Popular Defendants, as well as Antilles Insurance Company and MAPFRE-PRAICO Insurance Company (the "Defendant Insurance Companies"). Plaintiffs alleged that the Popular Defendants were unjustly enriched by failing to reimburse them for commissions paid by the Defendant Insurance Companies to the insurance agent and/or mortgagee for policy years when no claims were filed against their hazard insurance policies. They demanded the reimbursement to the purported "class" of an estimated $400 million plus legal interest, for the "good experience" commissions allegedly paid by the Defendant Insurance Companies during the relevant time period, as well as injunctive relief seeking to enjoin the Defendant Insurance Companies from paying commissions to the insurance agent/mortgagee and ordering them to pay those fees directly to the insured. A motion for dismissal on the merits filed by the Defendant Insurance Companies was denied and each of the Puerto Rico Court of Appeals and the Puerto Rico Supreme Court denied the Popular Defendants' request to review the lower court's denial of the motion to dismiss. In December 2017, plaintiffs amended the complaint and, in January 2018, defendants filed an answer thereto. Separately, in October 2017, the Court entered an order whereby it broadly certified the class, after which the Popular Defendants filed a certiorari petition before the Puerto Rico Court of Appeals in relation to the class certification, which the Court declined to entertain. In November 2018 and in January 2019, plaintiffs filed voluntary dismissal petitions against MAPFRE-PRAICO Insurance Company and Antilles Insurance Company, respectively, leaving the Popular Defendants as the sole remaining defendants in the action.

In April 2019, the Court amended the class definition to limit it to individual homeowners whose residential units were subject to a mortgage from BPPR who, in turn, obtained risk insurance policies with Antilles Insurance or MAPFRE Insurance through Popular Insurance, LLC from 2002 to 2015, and who did not make insurance claims against said policies during their effective term. The Court approved in September 2020 the notice to the class, which was never published.

In May 2021, the Popular Defendants filed a motion for summary judgment with respect to plaintiffs' unjust enrichment theory of liability, reserving the right to file an additional motion for summary judgment regarding damages. Also, in May 2021, Popular, Inc. and BPPR filed a separate motion for summary judgment for failure to state a claim against such entities. During an oral hearing held in September 2021 to discuss the pending motions for summary judgment, Plaintiffs notified they did not object the dismissal of the action with prejudice as to Popular, Inc. and BPPR, leaving Popular Insurance, LLC ("Popular Insurance") as the sole remaining defendant in the case. In October 2021, the Court issued a resolution denying Popular Insurance's Motion for Summary Judgment.

In December 2021, Popular Insurance filed a petition of certiorari to the Puerto Rico Court of Appeals, seeking review from the denial of the motion for summary judgment, and on February 28, 2022, the Court of Appeals entered a judgment reversing the lower court's decision, after concluding it was unable to review de novo the denial of the motion for summary judgment since such decision failed to comply with the summary judgment standard. The Court of Appeals remanded the case to the lower court with instructions to enter a summary judgment that identifies the material contested issues of facts that prevents the lower court from granting Popular Insurance's summary judgment motion.

In May 2022, the trial court issued an amended resolution denying for a second time Popular Insurance's Motion for Summary Judgment. On June 14, 2022, Popular Insurance filed a petition of Certiorari to the Puerto Rico Court of Appeals, seeking review from the denial of the Motion for Summary Judgment. On August 12, 2022, the Court of Appeals reversed the trial court's ruling, granted summary judgment in favor of Popular Insurance, and ordered the dismissal of the case in its entirety. After the Court of Appeals denied a Motion for Reconsideration filed by Plaintiffs, on October 13, 2022, Plaintiffs filed a certiorari petition before the Puerto Rico Supreme Court seeking review of the Court of Appeals judgment.

Popular Insurance filed its opposition brief to Plaintiff's certiorari petition on October 24, 2022. On December 4, 2022, the Puerto Rico Supreme Court issued an order denying the certiorari petition. The judgment ordering the dismissal of the complaint in its entirety became final and unappealable on December 19, 2022. This matter is now closed.

Mortgage-Related Litigation
BPPR was named a defendant in a putative class action captioned Yiries Josef Saad Maura v. Banco Popular, et al. on behalf of residential customers of the defendant banks who have allegedly been subject to illegal foreclosures and/or loan modifications through their mortgage servicers. Plaintiffs contend that when they sought to reduce their loan payments, defendants failed to provide them with such reduced loan payments, instead subjecting them to lengthy loss mitigation processes while filing foreclosure claims against them in parallel, all in violation of the Truth In Lending Act ("TILA"), the Real Estate Settlement Procedures Act ("RESPA"), the Equal Credit Opportunity Act ("ECOA"), the Fair Credit Reporting Act ("FCRA"), the Fair Debt Collection Practices Act ("FDCPA") and other consumer-protection laws and regulations. Plaintiffs did not include a specific amount of damages in their complaint. After waiving service of process, BPPR filed a motion to dismiss the complaint (as did most co-defendants, separately). BPPR further filed a motion to oppose class certification, which the Court granted in September 2018. In April 2019, the Court entered an Opinion and Order granting BPPR's and several other defendants' motions to dismiss with prejudice. Plaintiffs filed a Motion for Reconsideration in April 2019, which Popular timely opposed. In September 2019, the Court issued an Amended Opinion and Order dismissing plaintiffs' claims against all defendants, denying the reconsideration requests and other pending motions, and issuing final judgment. In October 2019, plaintiffs filed a Motion for Reconsideration of the Court's Amended Opinion and Order, which was denied in December 2019. In January 2020, plaintiffs filed a Notice of Appeal to the U.S. Court of Appeals for the First Circuit. Plaintiffs filed their appeal brief in July 2020, Appellees filed their brief in September 2020, and Appellants filed their reply brief in January 2021. The appeal is now fully briefed and pending resolution.

Insufficient Funds and Overdraft Fees Class Actions
In February 2020, BPPR was served with a putative class action complaint captioned Soto-Melendez v. Banco Popular de Puerto Rico, filed before the United States District Court for the District of Puerto Rico. The complaint alleges breach of contract, breach of the covenant of good faith and fair dealing and unjust enrichment due to BPPR's purported practice of (a) assessing more than one insufficient funds fee ("NSF Fees") on the same ACH "item" or transaction and (b) charging both

NSF Fees and overdraft fees ("OD Fees") on the same ACH item or transaction, and is filed on behalf of all persons who during the applicable statute of limitations period were charged NSF Fees and/or OD Fees pursuant to these purported practices. In April 2020, BPPR filed a motion to dismiss the case. In April 2021, the Court issued an order granting in part and denying in part BPPR's motion to dismiss; the unjust enrichment claim was dismissed, whereas the breach of contract and covenant of good faith and fair dealing claims survived the motion.

In March 2022, BPPR was also named as a defendant on a putative class action complaint captioned Orama-Caraballo v. Banco Popular, filed before the U.S. District Court for the District of Puerto Rico by the same Plaintiffs' attorneys of the Soto-Melendez complaint. Similar to the claims set forth in the Soto-Melendez complaint, Plaintiffs allege breach of contract, breach of the covenant of good faith and fair dealing, and unjust enrichment due to the bank's purported practice of (a) assessing more than one NSF Fee on the same "item" and (b) charging both NSF Fees and OD Fees on the same "item" but included allegations with respect to "checks" in addition to ACH payments.

During a mediation hearing held in April 2022, the parties in both the Soto Melendez and Orama-Caraballo complaints reached a settlement in principle on a class-wide basis subject to final court approval. The parties filed before the Court a notice of settlement and a request to stay the proceedings in both cases and, on August 15, 2022, the parties submitted the class action settlement agreement for the Court's preliminary approval. On November 23, 2022, the court issued an order granting preliminary approval of the settlement agreement and scheduled the final approval hearing for March 14, 2023.

Popular was also named as a defendant on a putative class action complaint captioned Golden v. Popular, Inc. filed in March 2020 before the U.S. District Court for the Southern District of New York, seeking damages, restitution and injunctive relief. Plaintiff alleged breach of contract, violation of the covenant of good faith and fair dealing, unjust enrichment and violation of New York consumer protection law due to Popular's purported practice of charging OD Fees on transactions that, under plaintiffs' theory, do not overdraw the account. Plaintiff described Popular's purported practice of charging OD Fees as "Authorize Positive, Purportedly Settle Negative" ("APPSN") transactions and alleged that Popular assesses OD Fees over authorized transactions for which sufficient funds are held for settlement. In August 2020, Popular filed a Motion to Dismiss on several grounds, including failure to state a claim against Popular, Inc. and improper venue. In October 2020, Plaintiff filed a Notice of Voluntary Dismissal before the U.S. District Court for the Southern District of New York and, simultaneously, filed an identical complaint in the U.S. District Court for the District of the Virgin Islands against Popular, Inc., Popular Bank and BPPR. In November 2020, Plaintiff filed a Notice of Voluntary Dismissal

against Popular, Inc. and Popular Bank following a Motion to Dismiss filed on behalf of such entities, which argued failure to state a claim and lack of minimum contacts of such parties with the U.S.V.I. district court jurisdiction. BPPR, the only defendant remaining in the case, was served with process in November 2020 and filed a Motion to Dismiss in January 2021.

In October 2021, the District Court, notwithstanding that BPPR's Motion to Dismiss remained pending resolution, held an initial scheduling conference and, thereafter, issued a trial management order where it scheduled the deadline for all discovery for November 1, 2022, the deadline for the filing of a joint pre-trial brief for June 1, 2023, and the trial for June 20 to June 30, 2023. During a status hearing held on June 7, 2022, the District Court entered an amended scheduling order extending the discovery deadline to March 31, 2023, and granting plaintiffs until April 14, 2023, to file a motion for class certification. During a mediation hearing held on October 14, 2022, the parties in the Golden action reached a settlement in principle on a class-wide basis subject to final court approval. On October 19, 2022, the parties filed before the Court a notice of settlement and a request to stay the proceedings while Plaintiffs submit a motion for the preliminary approval of the class action settlement. On January 19, 2023, the parties filed the motion for preliminary approval of the settlement agreement, which is pending resolution.

On January 31, 2022, Popular was also named as a defendant on a putative class action complaint captioned Lipsett v. Popular, Inc. d/b/a Banco Popular, filed before the U.S. District Court for the Southern District of New York, seeking damages, restitution and injunctive relief. Similar to the claims set forth in the aforementioned Golden complaint, Plaintiff alleges breach of contract, including violations of the covenant of good faith and fair dealing, as a result of Popular's purported practice of charging OD Fees for APPSN transactions. The complaint further alleged that Popular assesses OD Fees over authorized transactions for which sufficient funds are held for settlement. Popular waived service of process and filed a Motion to Compel Arbitration on April 4, 2022. In response to Popular's motion, Plaintiff filed a Notice of Voluntary Dismissal on April 27, 2022.

On May 13, 2022, Plaintiff in the Lipsett complaint filed a new complaint captioned Lipsett v. Banco Popular North America d/b/a Popular Community Bank with the same allegations of his previous complaint against Popular. On June 10, 2022, after serving Plaintiff with a written notice of election to arbitrate the claims asserted in the complaint which went unanswered, Popular Bank filed a Pre- Motion Conference motion related to a new Motion to Compel Arbitration. After Plaintiff responded to the Pre-Motion conference motion, on September 2, 2022, the Court allowed Popular Bank to file its Motion to Compel Arbitration, which it did on September 8, 2022. Plaintiff opposed to such motion on October 13, 2022, and PB filed its reply on November 3, 2022.

On December 9, 2022, the Court issued a Decision and Order denying Popular's Motion to Compel Arbitration. On December 20, 2022, Popular Bank filed a Notice of Appeal with the United States Court of Appeals for the Second Circuit. On January 31, 2022, the Court of Appeals issued a briefing schedule granting Popular Bank until April 6, 2023 to file its appeal brief. The Court of Appeals also scheduled a "CAMP" mediation conference, which was held on February 21, 2023. No settlement was reached during the mediation.

Cyber Incident Related Litigation

BPPR was named defendant in a putative class action complaint filed before the U.S. District Court for the District of Puerto Rico, captioned Rosa E. Rivera Marrero v. Banco Popular de Puerto Rico. Plaintiff contends BPPR failed to properly secure and safeguard the class members' personally identifiable information ("PII") which was purportedly exposed through a data breach experienced by a BPPR's vendor in June 2021. Such data breach, which as alleged involved BPPR's files, occurred via the exploitation of an alleged vulnerability in Accellion FTA, a legacy software product developed by Accellion, Inc used by BPPR's vendor. Plaintiff further alleges that, during the data breach, an unauthorized actor removed one or more documents that contained PII of the plaintiff and purported class members. Plaintiff demands injunctive relief requesting, among other things, BPPR to protect all data collected through the course of its business in accordance with all applicable regulations, industry standards and federal, state or local laws, as well as an award for damages, attorneys' fees, costs and litigation expenses. BPPR was served with process on May 27, 2022 and, on August 1, 2022, filed a Motion to Dismiss. On August 15, 2022, Plaintiff filed her opposition to the Motion to Dismiss and, on September 14, 2022, BPPR filed a reply in support of its Motion to Dismiss. BPPR's Motion to Dismiss is fully briefed and pending resolution.

POPULAR BANK

Employment-Related Litigation

In July 2019, PB was served in a putative class complaint in which it was named as a defendant along with five (5) current PB employees (collectively, the "AB Defendants"), captioned Aileen Betances, et al. v. Popular Bank, et al., filed before the Supreme Court of the State of New York (the "AB Action"). The complaint, filed by five (5) current and former PB employees, seeks to recover damages for the AB Defendants' alleged violation of local and state sexual harassment, discrimination and retaliation laws. Additionally, in July 2019, PB was served in a putative class complaint in which it was named as a defendant along with six (6) current PB employees (collectively, the "DR Defendants"), captioned Damian Reyes, et al. v. Popular Bank, et al., filed before the Supreme Court of the State of New York (the "DR Action"). The DR Action, filed by three (3) current and former PB employees, seeks to recover

damages for the DR Defendants' alleged violation of local and state discrimination and retaliation laws. Plaintiffs in both complaints are represented by the same legal counsel, and five of the six named individual defendants in the DR Action are the same named individual defendants in the AB Action. Both complaints are related, among other things, to allegations of purported sexual harassment and/or misconduct by a former PB employee as well as PB's actions in connection thereto and seek no less than $100 million in damages each. In October 2019, PB and the other defendants filed several Motions to Dismiss. Plaintiffs opposed the motions in December 2019 and PB and the other defendants replied in January 2020. In July 2020, a hearing to discuss the motions to dismiss filed by PB in both actions was held, at which the Court dismissed one of the causes of action included by plaintiffs in the AB Action.

In June 2021, the Court in the AB Action entered a judgment dismissing all claims except those regarding the principal plaintiff Aileen Betances against PB for retaliation, and Betances' claim against three (3) other AB Defendants for aiding/abetting the alleged retaliation. Also, in July 2021, the Court in the DR action entered a partial judgment dismissing all claims against the individual DR Defendants, with all surviving claims being against PB and limited to local retaliation claims and local and state discrimination claims. Plaintiffs in both the AB Action and the DR Action filed notices of appeal of both judgments. On August 11, 2021, PB and the remaining AB Defendants in the AB Action, as well as PB in the DR Action, answered the respective complaints as to the surviving claims.

On March 25, 2022, Plaintiffs in both the AB Action and the DR Action perfected their appeals seeking to reverse both partial judgments. PB filed opposition briefs as to both appeals on August 10, 2022. However, on October 24, 2022, PB and all but the principal plaintiff in the AB Action, Aileen Betances, reached an agreement in principle subject to final documentation, to settle all their claims included in the AB Action. Also, on that same date, PB and all Plaintiffs in the DR Action reached an agreement in principle subject to final documentation, to settle all claims included in the DR Action.

In December 2022, after reaching a settlement agreement with the principal plaintiff in the AB Action, the parties in both the AB Action and the DR Action executed settlement agreements that disposed of both actions. On December 22, 2022, the parties filed a Stipulation of Dismissal with Prejudice with the court in both actions. These matters are now closed.

POPULAR SECURITIES

Puerto Rico Bonds and Closed-End Investment Funds

The volatility in prices and declines in value that Puerto Rico municipal bonds and closed-end investment companies that invest primarily in Puerto Rico municipal bonds experienced following August 2013 have led to regulatory inquiries, customer complaints and arbitrations for most broker-dealers in

Puerto Rico, including Popular Securities. Popular Securities has received customer complaints and, as of December 31, 2022, was named as a respondent (among other broker-dealers) in 13 pending arbitration proceedings with initial claimed amounts of approximately $13.4 million in the aggregate. While Popular Securities believes it has meritorious defenses to the claims asserted in these proceedings, it has often determined that it is in its best interest to settle certain claims rather than expend the money and resources required to see such cases to completion. The Puerto Rico Government's defaults and non-payment of its various debt obligations, as well as the Oversight Board decision to pursue restructurings under Title III and Title VI of PROMESA, have impacted the number of customer complaints (and claimed damages) filed against Popular Securities concerning Puerto Rico bonds and closed-end investment companies that invest primarily in Puerto Rico bonds. Adverse results in the arbitration proceedings described above, or a significant increase in customer complaints, could have a material adverse effect on Popular.

In October 2021, a panel in an arbitration proceeding with claimed damages arising from trading losses of approximately $30 million ordered Popular Securities to pay claimants approximately $6.9 million in compensatory damages and expenses. In November, 2021, the claimants in such arbitration proceeding filed a complaint captioned Trinidad García v. Popular, Inc. et. al. before the United States District Court for the District of Puerto Rico against Popular, Inc., BPPR and Popular Securities (the "Popular Defendants") alleging, inter alia, that they sustained monetary losses as a result of the Popular Defendants' anticompetitive, unfair, and predatory practices, including tying arrangements prohibited by the Bank Holding Company Act. Plaintiffs claim that the Popular Defendants caused them to enter a tying arrangement scheme whereby BPPR allegedly would extend secured credit lines to the Plaintiffs on the conditions that they transfer their portfolios to Popular Securities to be used as pledged collateral and obtain additional investment services and products solely from Popular Securities, not from any of its competitors. Plaintiffs also invoke federal court's supplemental jurisdiction to allege several state law claims against the Popular Defendants, including contractual fault, fault in causing losses in value of the pledge collateral, breach of contract, request for specific compliance thereof, fault in pre-contractual negotiations, emotional distress, and punitive damages. In January 2022, Plaintiffs filed an Amended Complaint, and the Popular Defendants were served with summons on that same date. Plaintiffs demand no less than $390 million in damages, plus an award for costs and attorney's fees. The Popular Defendants filed a Motion to Dismiss on March 21, 2022, which Plaintiffs opposed on June 10, 2022. Popular filed its reply in support of the Motion to Dismiss on June 30, 2022, and Plaintiffs sur-replied on July 27, 2022.

On February 9, 2023, the Popular Defendants executed a global settlement agreement with Plaintiffs resolving all controversies between the parties, including those arising from the aforementioned case. After the parties filed a stipulation of dismissal, on February 15, 2023, the United States District Court for the District of Puerto Rico issued an order dismissing the case with prejudice and stating that a judgment shall be entered accordingly. This matter is now closed.

PROMESA Title III Proceedings

In 2017, the Oversight Board engaged the law firm of Kobre & Kim to carry out an independent investigation on behalf of the Oversight Board regarding, among other things, the causes of the Puerto Rico financial crisis. Popular, Inc., BPPR and Popular Securities (collectively, the "Popular Companies") were served by, and cooperated with, the Oversight Board in connection with requests for the preservation and voluntary production of certain documents and witnesses with respect to Kobre & Kim's independent investigation.

In August 2018, Kobre & Kim issued its Final Report, which contained various references to the Popular Companies, including an allegation that Popular Securities participated as an underwriter in the Commonwealth's 2014 issuance of government obligation bonds notwithstanding having allegedly advised against it. The report noted that such allegation could give rise to an unjust enrichment claim against the Corporation and could also serve as a basis to equitably subordinate claims filed by the Corporation in the Title III proceeding to other third-party claims.

After the publication of the Final Report, the Oversight Board created a special claims committee ("SCC") and, before the end of the applicable two-year statute of limitations for the filing of such claims pursuant to the U.S. Bankruptcy Code, the SCC, along with the Commonwealth's Unsecured Creditors' Committee ("UCC"), filed various avoidance, fraudulent transfer and other claims against third parties, including government vendors and financial institutions and other professionals involved in bond issuances then being challenged as invalid by the SCC and the UCC. The Popular Companies, the SCC and the UCC entered into a tolling agreement with respect to potential claims the SCC and the UCC, on behalf of the Commonwealth or other Title III debtors, may assert against the Popular Companies for the avoidance and recovery of payments and/or transfers made to the Popular Companies or as a result of any role of the Popular Companies in the offering of the aforementioned challenged bond issuances. In January 2022, the SCC, the UCC and the Popular Companies executed a settlement agreement as to potential claims related to the avoidance and recovery of payments and/or transfers made to the Popular Companies. Potential claims being pursued by the SCC and the UCC, including claims tolled under existing tolling agreements, were transferred to a newly created Puerto Rico Avoidance Action Trust as part of the approval of the

Commonwealth of Puerto Rico's Plan of Adjustment. The tolling agreement as to potential claims that may be asserted against the Popular Companies by the Puerto Rico Avoidance Action Trust as a result of any role of the Popular Companies in the offering of certain challenged bond issuances remains in effect.

Note 25 - Non-consolidated variable interest entities

The Corporation is involved with three statutory trusts which it established to issue trust preferred securities to the public. These trusts are deemed to be variable interest entities ("VIEs") since the equity investors at risk have no substantial decision-making rights. The Corporation does not hold any variable interest in the trusts, and therefore, cannot be the trusts' primary beneficiary. Furthermore, the Corporation concluded that it did not hold a controlling financial interest in these trusts since the decisions of the trusts are predetermined through the trust documents and the guarantee of the trust preferred securities is irrelevant since in substance the sponsor is guaranteeing its own debt.

Also, the Corporation is involved with various special purpose entities mainly in guaranteed mortgage securitization transactions, including GNMA and FNMA. The Corporation has also engaged in securitization transactions with FHLMC, but considers its exposure in the form of servicing fees and servicing advances not to be significant at December 31, 2022. These special purpose entities are deemed to be VIEs since they lack equity investments at risk. The Corporation's continuing involvement in these guaranteed loan securitizations includes owning certain beneficial interests in the form of securities as well as the servicing rights retained. The Corporation is not required to provide additional financial support to any of the variable interest entities to which it has transferred the financial assets. The mortgage-backed securities, to the extent retained, are classified in the Corporation's Consolidated Statements of Financial Condition as available-for-sale or trading securities. The Corporation concluded that, essentially, these entities (FNMA and GNMA) control the design of their respective VIEs, dictate the quality and nature of the collateral, require the underlying insurance, set the servicing standards via the servicing guides and can change them at will, and can remove a primary servicer with cause, and without cause in the case of FNMA. Moreover, through their guarantee obligations, agencies (FNMA and GNMA) have the obligation to absorb losses that could be potentially significant to the VIE.

The Corporation holds variable interests in these VIEs in the form of agency mortgage-backed securities and collateralized mortgage obligations, including those securities originated by the Corporation and those acquired from third parties. Additionally, the Corporation holds agency mortgage-backed securities and agency collateralized mortgage obligations issued by third party VIEs in which it has no other form of continuing involvement. Refer to Note 28 to the Consolidated Financial

Statements for additional information on the debt securities outstanding at December 31, 2022 and 2021, which are classified as available-for-sale and trading securities in the Corporation's Consolidated Statements of Financial Condition. In addition, the Corporation holds variable interests in the form of servicing fees, since it retains the right to service the transferred loans in those government-sponsored special purpose entities ("SPEs") and may also purchase the right to service loans in other government-sponsored SPEs that were transferred to those SPEs by a third-party.

The following table presents the carrying amount and classification of the assets related to the Corporation's variable interests in non-consolidated VIEs and the maximum exposure to loss as a result of the Corporation's involvement as servicer of GNMA and FNMA loans at December 31, 2022 and 2021.

(In thousands)	December 31, 2022	December 31, 2021
Assets		
Servicing assets:		
Mortgage servicing rights	$ 99,614	$ 94,464
Total servicing assets	$ 99,614	$ 94,464
Other assets:		
Servicing advances	$ 6,157	$ 7,968
Total other assets	$ 6,157	$ 7,968
Total assets	$105,771	$102,432
Maximum exposure to loss	$105,771	$102,432

The size of the non-consolidated VIEs, in which the Corporation has a variable interest in the form of servicing fees, measured as the total unpaid principal balance of the loans, amounted to $7.7 billion at December 31, 2022 (December 31, 2021 - $8.3 billion).

The Corporation determined that the maximum exposure to loss includes the fair value of the MSRs and the assumption that the servicing advances at December 31, 2022 and 2021 will not be recovered. The agency debt securities are not included as part of the maximum exposure to loss since they are guaranteed by the related agencies.

ASU 2009-17 requires that an ongoing primary beneficiary assessment should be made to determine whether the Corporation is the primary beneficiary of any of the VIEs it is involved with. The conclusion on the assessment of these non-consolidated VIEs has not changed since their initial evaluation. The Corporation concluded that it is still not the primary beneficiary of these VIEs, and therefore, these VIEs are not required to be consolidated in the Corporation's financial statements at December 31, 2022.

Note 26 - Derivative instruments and hedging activities

The use of derivatives is incorporated as part of the Corporation's overall interest rate risk management strategy to minimize significant unplanned fluctuations in earnings and cash flows that are caused by interest rate volatility. The Corporation's goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain balance sheet assets and liabilities so that the net interest income is not materially affected by movements in interest rates. The Corporation uses derivatives in its trading activities to facilitate customer transactions, and as a means of risk management. As a result of interest rate fluctuations, hedged fixed and variable interest rate assets and liabilities will appreciate or depreciate in fair value. The effect of this unrealized appreciation or depreciation is expected to be substantially offset by the Corporation's gains or losses on the derivative instruments that are linked to these hedged assets and liabilities. As a matter of policy, the Corporation does not use highly leveraged derivative instruments for interest rate risk management.

The credit risk attributed to the counterparty's nonperformance risk is incorporated in the fair value of the derivatives. Additionally, the fair value of the Corporation's own credit standing is considered in the fair value of the derivative liabilities. During the year ended December 31, 2022, inclusion of the credit risk in the fair value of the derivatives resulted in a loss of $0.5 million from the Corporation's credit standing adjustment. During the years ended December 31, 2021 and 2020, the Corporation recognized a loss of $0.3 million and a gain of $0.7 million, respectively, from the Corporation's credit standing adjustment.

The Corporation's derivatives are subject to agreements which allow a right of set-off with each respective counterparty. In an event of default, each party has a right of set-off against the other party for amounts owed in the related agreement and any other amount or obligation owed in respect of any other agreement or transaction between them. Pursuant to the Corporation's accounting policy, the fair value of derivatives is not offset with the fair value of other derivatives held with the same counterparty even if these agreements allow a right of set-off. In addition, the fair value of derivatives is not offset with the amounts for the right to reclaim financial collateral or the obligation to return financial collateral.

Financial instruments designated as cash flow hedges or non-hedging derivatives outstanding at December 31, 2022 and 2021 were as follows:

| | Notional amount | | | Derivative assets | | | Derivative liabilities | | |
| | At December 31, | | Statement of condition | Fair value at December 31, | | Statement of condition | Fair value at December 31, | |
(In thousands)	2022	2021	classification	2022	2021	classification	2022	2021
Derivatives designated as hedging instruments:								
Forward contracts	$ 15,100	$ 87,900	Other assets	$ 93	$ 18	Other liabilities	$ 22	$ 125
Total derivatives designated as hedging instruments	$ 15,100	$ 87,900		$ 93	$ 18		$ 22	$ 125
Derivatives not designated as hedging instruments:								
Interest rate caps	$150,000	$ 27,866	Other assets	$ 1,045	$ —	Other liabilities	$ 1,045	$ —
Indexed options on deposits	85,414	79,114	Other assets	18,091	26,075	—	—	—
Bifurcated embedded options	78,972	72,352	—	—	—	Interest bearing deposits	15,933	22,753
Total derivatives not designated as hedging instruments	$314,386	$179,332		$19,136	$26,075		$16,978	$22,753
Total derivative assets and liabilities	$329,486	$267,232		$19,229	$26,093		$17,000	$22,878

Cash Flow Hedges

The Corporation utilizes forward contracts to hedge the sale of mortgage-backed securities with duration terms over one month. Interest rate forwards are contracts for the delayed delivery of securities, which the seller agrees to deliver on a specified future date at a specified price or yield. These forward contracts are hedging a forecasted transaction and thus qualify for cash flow hedge accounting. Changes in the fair value of the derivatives are recorded in other comprehensive (loss) income. The amount included in accumulated other comprehensive (loss) income corresponding to these forward contracts is expected to be reclassified to earnings in the next twelve months. These contracts have a maximum remaining maturity of 72 days at December 31, 2022.

For cash flow hedges, net gains (losses) on derivative contracts that are reclassified from accumulated other comprehensive (loss) income to current period earnings are included in the line item in which the hedged item is recorded and during the period in which the forecasted transaction impacts earnings, as presented in the tables below.

		Year ended December 31, 2022		
(In thousands)	Amount of net gain (loss) recognized in OCI on derivatives (effective portion)	Classification in the statement of operations of the net gain (loss) reclassified from AOCI into income (effective portion and ineffective portion)	Amount of net gain (loss) reclassified from AOCI into income (effective portion)	Amount of net gain (loss) recognized in income on derivatives (ineffective portion)
Forward contracts	$1,636	Mortgage banking activities	$1,458	$–
Total	$1,636		$1,458	$–

		Year ended December 31, 2021		
(In thousands)	Amount of net gain (loss) recognized in OCI on derivatives (effective portion)	Classification in the statement of operations of the net gain (loss) reclassified from AOCI into income (effective portion and ineffective portion)	Amount of net gain (loss) reclassified from AOCI into income (effective portion)	Amount of net gain (loss) recognized in income on derivatives (ineffective portion)
Forward contracts	$456	Mortgage banking activities	$(704)	$–
Total	$456		$(704)	$–

		Year ended December 31, 2020		
(In thousands)	Amount of net gain (loss) recognized in OCI on derivatives (effective portion)	Classification in the statement of operations of the net gain (loss) reclassified from AOCI into income (effective portion and ineffective portion)	Amount of net gain (loss) reclassified from AOCI into income (effective portion)	Amount of net gain (loss) recognized in income on derivatives (ineffective portion)
Forward contracts	$(6,594)	Mortgage banking activities	$(5,559)	$–
Total	$(6,594)		$(5,559)	$–

Fair Value Hedges
At December 31, 2022 and 2021, there were no derivatives designated as fair value hedges.

Non-Hedging Activities
For the year ended December 31, 2022, the Corporation recognized a gain of $ 7.7 million (2021 - gain of $ 2.3 million; 2020 -loss of $ 3.0 million) related to its non-hedging derivatives, as detailed in the table below.

		Amount of Net Gain (Loss) Recognized in Income on Derivatives		
(In thousands)	Classification of Net Gain (Loss) Recognized in Income on Derivatives	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Forward contracts	Mortgage banking activities	$ 8,094	$ 2,027	$(5,027)
Indexed options on deposits	Interest expense	(5,290)	6,824	5,462
Bifurcated embedded options	Interest expense	4,942	(6,538)	(3,417)
Total		$ 7,746	$ 2,313	$(2,982)

Forward Contracts
The Corporation has forward contracts to sell mortgage-backed securities, which are accounted for as trading derivatives. Changes in their fair value are recognized in mortgage banking activities.

Interest Rate Caps
The Corporation enters into interest rate caps as an intermediary on behalf of its customers and simultaneously takes offsetting positions under the same terms and conditions, thus minimizing its market and credit risks.

Indexed and Embedded Options

The Corporation offers certain customers' deposits whose return are tied to the performance of the Standard and Poor's ("S&P 500") stock market indexes, and other deposits whose returns are tied to other stock market indexes or other equity securities performance. The Corporation bifurcated the related options embedded within these customers' deposits from the host contract in accordance with ASC Subtopic 815-15. In order to limit the Corporation's exposure to changes in these indexes, the Corporation purchases indexed options which returns are tied to the same indexes from major broker dealer companies in the over the counter market. Accordingly, the embedded options and the related indexed options are marked-to-market through earnings.

Note 27 - Related party transactions

The Corporation grants loans to its directors, executive officers, including certain related individuals or organizations, and affiliates in the ordinary course of business. The activity and balance of these loans were as follows:

(In thousands)

Balance at December 31, 2020	$124,891
New loans	3,182
Payments	(28,208)
Other changes, including existing loans to new related parties	2,714
Balance at December 31, 2021	$102,579
New loans	11,090
Payments	(15,402)
Other changes, including existing loans to new related parties	27,070
Balance at December 31, 2022	$125,337

New loans and payments include disbursements and collections from existing lines of credit.

The Corporation has had loan transactions with the Corporation's directors, executive officers, including certain related individuals or organizations, and affiliates, and proposes to continue such transactions in the ordinary course of its business, on substantially the same terms, including interest rates and collateral, as those prevailing for comparable loan transactions with third parties. Except as discussed below, the extensions of credit have not involved and do not currently involve more than normal risks of collection or present other unfavorable features.

In 2010, as part of the Westernbank FDIC assisted transaction, BPPR acquired five commercial loans made to entities that were wholly owned by one brother-in-law of a director of the Corporation. The loans were secured by real estate and personally guaranteed by the director's brother-in-law. The loans were originated by Westernbank between 2001 and 2005 and had an aggregate outstanding principal balance of approximately $33.5 million when they were acquired by BPPR in 2010. Between 2011 and 2014, the loans were restructured to consist of (i) five notes with an aggregate outstanding principal balance of $19.8 million with a 6% annual interest rate ("Notes A") and (ii) five notes with an aggregate outstanding balance of $13.5 million with a 1% annual interest rate, to be paid upon maturity ("Notes B"). The restructured notes had an original maturity of September 30, 2016 and, thereafter, various interim renewals were approved to allow for the re-negotiation of a longer-term extension. The last of these interim renewals, among other things, extended the maturity date until April 2022, decreased the interest rate applicable to the Notes A to 4.25% and maintained the Notes B at an interest rate of 1%. In March and July 2022, the Audit Committee authorized two separate 90-day interim maturity extensions to provide additional time for the Bank to analyze and negotiate the terms and conditions for a longer-term renewal of the credit facilities. In November 2022, BPPR and related parties of the Corporation's director entered into a three-year extension of the loans, until November 2025, which, among other things: (i) increased the interest rate applicable to Notes A to 5.25% and maintained the Notes B at an interest rate of 1% and (ii) established a principal repayment schedule for Notes A, including a $0.7 million mandatory prepayment. The three-year extension of the loans was approved by the Audit Committee in accordance with the Related Party Policy. The aggregate outstanding balance on the loans as of December 31, 2022 was approximately $29.3 million, of which approximately $15.8 million corresponded to Notes A and $13.5 million to Notes B. During 2022, the borrower paid approximately $1.4 million and $0.7 million in principal and interest, respectively.

In April 2010, in connection with the acquisition of the Westernbank assets from the FDIC, as receiver, BPPR acquired a term loan to a corporate borrower partially owned by an investment corporation in which the Corporation's Chairman, at that time the Chief Executive Officer, as well as certain of his family members, are the owners. In addition, the Chairman's sister and brother-in-law are owners of an entity that holds an ownership interest in the borrower. At the time the loan was acquired by BPPR, it had an unpaid principal balance of $40.2 million. In May 2017, this loan was sold by BPPR to Popular, Inc., holding company ("PIHC"). At the time of sale, the loan had an unpaid principal balance of $37.9 million. PIHC paid $37.9 million to BPPR for the loan, of which $6.0 million was recognized by BPPR as a capital contribution representing the difference between the fair value and the book value of the loan at the time of transfer. Immediately upon being acquired by PIHC, the loan's maturity was extended by 90 days (under the same terms as originally contracted) to provide the PIHC additional time to evaluate a refinancing or long-term extension of the loan. In August 2017, the credit facility was refinanced with a stated maturity in February 2019.

During 2017, the facility was subject to the loan payment moratorium offered as part of the hurricane relief efforts. As such, interest payments amounting to approximately $0.5 million were deferred and capitalized as part of the loan balance. In February 2019, the Audit Committee approved, under the Related Party Policy, a 36-month renewal of the loan at an interest rate of 5.75% and a 30-year amortization schedule. In December 2021, the Corporation refinanced the then-current $36.0 million principal balance of the loan at an interest rate of 4.50%, a maturity date of December 2026 and a 20-year amortization schedule. Payments of principal and interest of approximately $1.2 million and $1.5 million, respectively, were made during 2022. As of December 31, 2022, the outstanding balance of the loan was approximately $33.6 million. The borrower is current on its payments.

At December 31, 2022, the Corporation's banking subsidiaries held deposits from related parties amounting to approximately $628 million (2020 - $700 million).

From time to time, the Corporation, in the ordinary course of business, obtains services from related parties that have some association with the Corporation. Management believes the terms of such arrangements are consistent with arrangements entered into with independent third parties.

For the year ended December 31, 2022, the Corporation made contributions of approximately $4.8 million to Fundación Banco Popular and Popular Bank Foundation, which are not-for-profit corporations dedicated to philanthropic work (2021 - $4.5 million). The Corporation also provided human and operational resources to support the activities of the Fundación Banco Popular which in 2022 amounted to approximately $1.5 million (2021- $1.3 million).

Related party transactions with Evertec, as an affiliate

Until August 15, 2022, the Corporation had an investment in Evertec, which provides various processing and information technology services to the Corporation and its subsidiaries and gave BPPR access to the ATH network owned and operated by Evertec. As of December 31, 2021, the Corporation held 11,654,803 shares of Evertec, representing an ownership stake of 16.19%. This investment was accounted for under the equity method. The Corporation recorded $1.5 million in dividends from its investment in Evertec during the year ended December 31, 2022 (December 31, 2021 - $2.3 million).

As discussed in Note 4, Business combination, on July 1, 2022, BPPR completed its previously announced acquisition of certain assets from Evertec Group to service certain BPPR channels. In connection with the Business Acquisition Transaction, BPPR also entered into amended and restated service agreements with Evertec Group pursuant to which Evertec Group will continue to provide various information technology and transaction processing services to Popular, BPPR and their respective subsidiaries. As part of the transaction, BPPR and Evertec entered into a revenue sharing structure for BPPR in connection with its merchant acquiring relationship with Evertec. As consideration for the Business Acquisition Transaction, BPPR delivered to Evertec Group 4,589,169 shares of Evertec common stock valued at closing at $169.2 million (based on Evertec's stock price on June 30, 2022 of $36.88). As a result of the exchange of shares, the Corporation recognized a pre-tax gain of $119.9 million.

Additionally, on August 15, 2022, the Corporation completed the sale of its remaining 7,065,634 shares of common stock of Evertec, Inc.. Following the Evertec Stock Sale, Popular no longer owns any Evertec common stock. As a result, the Corporation discontinued accounting for its proportionate share of Evertec's income (loss) and changes in stockholder's equity under the equity method of accounting in the third quarter of 2022. The Corporation recognized a pre-tax gain on the Evertec Stock Sale of $137.8 million, including related accounting adjustments.

The following table presents the Corporation's proportionate share of Evertec's income (loss) and changes in stockholders' equity for the years ended December 31, 2022 and 2021, including the effects of the gains recognized related to the Evertec Transactions.

	Years ended December 31,		
(In thousands)	2022	2021	2020
Share of Evertec income and Gain from the Evertec Transactions and related accounting adjustments [1]	$269,539	$26,096	$16,936
Share of other changes in Evertec's stockholders' equity	3,168	53	865
Share of Evertec's changes in equity recognized in income and Gain from the Evertec Transaction and related accounting adjustments	$272,707	$26,149	$17,801

[1] The Gain from the Evertec Transactions and related accounting adjustments are reflected within other operating income in the accompanying consolidated financial statements. As discussed in Note 4, the Corporation recognized an additional $17.3 million as an operating expense in connection with the Business Acquisition Transaction.

The following tables present the impact of transactions and service payments between the Corporation and Evertec (as an affiliate) and their impact on the results of operations for the years ended December 31, 2022, 2021 and 2020. Items that represent expenses to the Corporation are presented with parenthesis.

	Years ended December 31,			
(In thousands)	2022 [1]	2021	2020	Category
Interest expense on deposits	$ (267)	$ (388)	$ (315)	Interest expense
ATH and credit cards interchange income from services to Evertec	13,955	27,384	22,406	Other service fees
Rental income charged to Evertec	3,258	6,593	7,305	Net occupancy
Fees on services provided by Evertec	(128,681)	(245,945)	(223,069)	Professional fees
Other services provided to Evertec	420	740	1,002	Other operating expenses
Total	$(111,315)	$(211,616)	$(192,671)	

[1] Includes activity through June 30, 2022.

The Corporation continues to obtain programming, processing, and other technology services from Evertec under the amended and restated Master Service Agreement ("MSA"). For the year ended December 31, 2022 the Corporation incurred expenses of $242 million in connection with these services. In addition, the Corporation received $6.7 million from Evertec, related to its merchant acquiring relationship. Under the terms of the MSA, Evertec will be entitled to receive monthly payments from the Corporation to the extent that Evertec's revenues, covered under the MSA, fall below certain agreed annualized minimum amounts.

Centro Financiero BHD León

At December 31, 2022, the Corporation had a 15.84% equity interest in Centro Financiero BHD León, S.A. ("BHD León"), one of the largest banking and financial services groups in the Dominican Republic. During the year ended December 31, 2022, the Corporation recorded $31.2 million in earnings from its investment in BHD León (December 31, 2021 - $27.7 million), which had a carrying amount of $199.8 million at December 31, 2022 (December 31, 2021 - $180.3 million). The Corporation received $ 16.0 million in dividends distributions during the year ended December 31, 2022 from its investment in BHD León (December 31, 2021 - $4.3 million).

Investment Companies

The Corporation, through its subsidiary Popular Asset Management LLC ("PAM"), provides advisory services to several investment companies registered under the Investment Company Act of 1940 in exchange for a fee. The Corporation, through its subsidiary BPPR, also provides administrative, custody and transfer agency services to these investment companies. These fees are calculated at an annual rate of the average net assets of the investment company, as defined in each agreement. Due to its advisory role, the Corporation considers these investment companies as related parties.

For the year ended December 31, 2022 administrative fees charged to these investment companies amounted to

$2.5 million (December 31, 2021 - 4.1 million) and waived fees amounted to $0.9 million (December 31, 2021 - $1.5 million), for a net fee of $1.6 million (December 31, 2021 - $2.6 million).

Note 28 – Fair value measurement

ASC Subtopic 820-10 "Fair Value Measurements and Disclosures" establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date. Valuation on these instruments does not necessitate a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

- *Level 2* - Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.

- *Level 3* - Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Corporation's own judgements about assumptions that market participants would use in pricing the asset or liability.

The Corporation maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Fair value is based upon quoted market prices when available. If listed prices or quotes are not available, the Corporation employs internally-developed models that primarily use market-based inputs including yield curves, interest rates, volatilities, and credit curves, among others. Valuation adjustments are limited to those necessary to ensure that the financial instrument's fair value is adequately representative of the price that would be received or paid in the marketplace. These adjustments include amounts that reflect counterparty credit quality, the Corporation's credit standing, constraints on liquidity and unobservable parameters that are applied consistently.

The estimated fair value may be subjective in nature and may involve uncertainties and matters of significant judgment for certain financial instruments. Changes in the underlying assumptions used in calculating fair value could significantly affect the results.

Fair Value on a Recurring and Nonrecurring Basis

The following fair value hierarchy tables present information about the Corporation's assets and liabilities measured at fair value on a recurring basis at December 31, 2022 and 2021:

At December 31, 2022					
(In thousands)	Level 1	Level 2	Level 3	Measured at NAV	Total
RECURRING FAIR VALUE MEASUREMENTS					
Assets					
Debt securities available-for-sale:					
U.S. Treasury securities	$1,908,589	$ 9,272,359	$ –	$ –	$11,180,948
Collateralized mortgage obligations - federal agencies	–	165,196	–	–	165,196
Mortgage-backed securities	–	6,456,459	711	–	6,457,170
Other	–	60	1,000	–	1,060
Total debt securities available-for-sale	$1,908,589	$15,894,074	$ 1,711	$ –	$17,804,374
Trading account debt securities, excluding derivatives:					
U.S. Treasury securities	$ 13,069	$ –	$ –	$ –	$ 13,069
Obligations of Puerto Rico, States and political subdivisions	–	64	–	–	64
Collateralized mortgage obligations	–	47	113	–	160
Mortgage-backed securities	–	14,008	215	–	14,223
Other	–	–	207	–	207
Total trading account debt securities, excluding derivatives	$ 13,069	$ 14,119	$ 535	$ –	$ 27,723
Equity securities	$ –	$ 29,302	$ –	$330	$ 29,632
Mortgage servicing rights	–	–	128,350	–	128,350
Derivatives	–	19,229	–	–	19,229
Total assets measured at fair value on a recurring basis	$1,921,658	$15,956,724	$130,596	$330	$18,009,308
Liabilities					
Derivatives	$ –	$ (17,000)	$ –	$ –	$ (17,000)
Total liabilities measured at fair value on a recurring basis	$ –	$ (17,000)	$ –	$ –	$ (17,000)

At December 31, 2021

(In thousands)	Level 1	Level 2	Level 3	Measured at NAV	Total
RECURRING FAIR VALUE MEASUREMENTS					
Assets					
Debt securities available-for-sale:					
U.S. Treasury securities	$ –	$15,859,030	$ –	$ –	$15,859,030
Obligations of U.S. Government sponsored entities	–	70	–	–	70
Collateralized mortgage obligations - federal agencies	–	221,265	–	–	221,265
Mortgage-backed securities	–	8,886,950	826	–	8,887,776
Other	–	128	–	–	128
Total debt securities available-for-sale	$ –	$24,967,443	$ 826	$ –	$24,968,269
Trading account debt securities, excluding derivatives:					
U.S. Treasury securities	$6,530	$ –	$ –	$ –	$ 6,530
Obligations of Puerto Rico, States and political subdivisions	–	85	–	–	85
Collateralized mortgage obligations	–	59	198	–	257
Mortgage-backed securities	–	22,559	–	–	22,559
Other	–	–	280	–	280
Total trading account debt securities, excluding derivatives	$6,530	$ 22,703	$ 478	$ –	$ 29,711
Equity securities	$ –	$ 32,429	$ –	$77	$ 32,506
Mortgage servicing rights	–	–	121,570	–	121,570
Derivatives	–	26,093	–	–	26,093
Total assets measured at fair value on a recurring basis	$6,530	$25,048,668	$122,874	$77	$25,178,149
Liabilities					
Derivatives	$ –	$ (22,878)	$ –	$ –	$ (22,878)
Contingent consideration	–	–	(9,241)	–	(9,241)
Total liabilities measured at fair value on a recurring basis	$ –	$ (22,878)	$ (9,241)	$ –	$ (32,119)

The fair value information included in the following tables is not as of period end, but as of the date that the fair value measurement was recorded during the years ended December 31, 2022, 2021 and 2020 and excludes nonrecurring fair value measurements of assets no longer outstanding as of the reporting date.

Year ended December 31, 2022

(In thousands)	Level 1	Level 2	Level 3	Total	
NONRECURRING FAIR VALUE MEASUREMENTS					
Assets					Write-downs
Loans [1]	$ –	$ –	$11,215	$11,215	$ (2,067)
Other real estate owned [2]	–	–	3,992	3,992	(1,026)
Other foreclosed assets [2]	–	–	13	13	(1)
Long-lived assets held-for-sale [3]	–	–	1,178	1,178	(2,155)
Total assets measured at fair value on a nonrecurring basis	$ –	$ –	$16,398	$16,398	$ (5,249)

[1] Relates mainly to certain impaired collateral dependent loans. The impairment was measured based on the fair value of the collateral, which is derived from appraisals that take into consideration prices in observed transactions involving similar assets in similar locations. Costs to sell are excluded from the reported fair value amount.

[2] Represents the fair value of foreclosed real estate and other collateral owned that were written down to their fair value. Costs to sell are excluded from the reported fair value amount.

[3] Represents the fair value of long-lived assets held-for-sale that were written down to their fair value.

Year ended December 31, 2021					
(In thousands)	Level 1	Level 2	Level 3	Total	
NONRECURRING FAIR VALUE MEASUREMENTS					
Assets					Write-downs
Loans [1]	$–	$–	$21,167	$21,167	$ (3,721)
Other real estate owned [2]	–	–	7,727	7,727	(1,579)
Other foreclosed assets [2]	–	–	68	68	(33)
Long-lived assets held-for-sale [3]	–	–	9,007	9,007	(5,320)
Trademark [4]	–	–	156	156	(5,404)
Total assets measured at fair value on a nonrecurring basis	$–	$–	$38,125	$38,125	$ (16,057)

[1] Relates mainly to certain impaired collateral dependent loans. The impairment was measured based on the fair value of the collateral, which is derived from appraisals that take into consideration prices in observed transactions involving similar assets in similar locations. Costs to sell are excluded from the reported fair value amount.
[2] Represents the fair value of foreclosed real estate and other collateral owned that were written down to their fair value. Costs to sell are excluded from the reported fair value amount.
[3] Represents the fair value of long-lived assets held-for-sale that were written down to their fair value.
[4] Represents the fair value of a trademark due to a write-down on impairment.

Year ended December 31, 2020					
(In thousands)	Level 1	Level 2	Level 3	Total	
NONRECURRING FAIR VALUE MEASUREMENTS					
Assets					Write-downs
Loans [1]	$–	$–	$74,511	$74,511	$ (15,290)
Loans held-for-sale [2]	–	–	2,738	2,738	(1,311)
Other real estate owned [3]	–	–	20,123	20,123	(3,325)
Other foreclosed assets [3]	–	–	116	116	(148)
ROU assets [4]	–	–	446	446	(15,920)
Leasehold improvements [4]	–	–	126	126	(2,084)
Total assets measured at fair value on a nonrecurring basis	$–	$–	$98,060	$98,060	$ (38,078)

[1] Relates mostly to certain impaired collateral dependent loans. The impairment was measured based on the fair value of the collateral, which is derived from appraisals that take into consideration prices in observed transactions involving similar assets in similar locations. Costs to sell are excluded from the reported fair value amount.
[2] Relates to a quarterly valuation on loans held-for-sale. Costs to sell are excluded from the reported fair value amount.
[3] Represents the fair value of foreclosed real estate and other collateral owned that were written down to their fair value. Costs to sell are excluded from the reported fair value amount.
[4] The impairment was measured based on the sublease rental value of the branches that were subject to the strategic realignment of PB's New Metro Branch network.

The following tables present the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended December 31, 2022, 2021, and 2020.

	Year ended December 31, 2022									
(In thousands)	MBS classified as debt securities available-for-sale	Other classified as debt securities available-for-sale	CMOs classified as trading account debt securities	MBS classified as trading account debt securities	Other securities classified as trading account debt securities	Mortgage servicing rights	Total assets	Contingent Consideration	Total liabilities
Balance at January 1, 2022	$ 826	$ –	$198	$ –	$ 280	$121,570	$122,874	$(9,241)	$(9,241)
Gains (losses) included in earnings	–	–	(2)	4	(73)	166	95	9,241	9,241
Gains (losses) included in OCI	(15)	–	–	–	–	–	(15)	–	–
Additions	–	1,000	5	211	–	6,614	7,830	–	–
Settlements	(100)	–	(88)	–	–	–	(188)	–	–
Balance at December 31, 2022	$ 711	$1,000	$113	$215	$ 207	$128,350	$130,596	$ –	$ –
Changes in unrealized gains (losses) included in earnings relating to assets still held at December 31, 2022	$ –	$ –	$ (2)	$ 4	$(23)	$ 11,964	$ 11,943	$ –	$ –

(In thousands)	Year ended December 31, 2021 MBS classified as debt securities available-for-sale	CMOs classified as trading account debt securities	Other securities classified as trading account debt securities	Mortgage servicing rights	Total assets	Contingent Consideration	Total liabilities
Balance at January 1, 2021	$1,014	$ 278	$ 381	$118,395	$120,068	$ –	$ –
Gains (losses) included in earnings	–	(1)	(101)	(10,216)	(10,318)	–	–
Gains (losses) included in OCI	(13)	–	–	–	(13)	–	–
Additions	–	29	–	13,391	13,419	(9,241)	(9,241)
Settlements	(175)	(107)	–	–	(282)	–	–
Balance at December 31, 2021	$ 826	$ 198	$ 280	$121,570	$122,874	$(9,241)	$(9,241)
Changes in unrealized gains (losses) included in earnings relating to assets still held at December 31, 2021	$ –	$ (1)	$ (45)	$ 6,410	$ 6,364	$ –	$ –

(In thousands)	Year ended December 31, 2020 MBS classified as debt securities available-for-sale	CMOs classified as trading account debt securities	Other securities classified as trading account debt securities	Mortgage servicing rights	Total assets
Balance at January 1, 2020	$1,182	$ 530	$440	$150,906	$153,058
Gains (losses) included in earnings	–	(1)	(59)	(42,055)	(42,115)
Gains (losses) included in OCI	(18)	–	–	–	(18)
Additions	–	4	–	9,544	9,548
Settlements	(150)	(255)	–	–	(405)
Balance at December 31, 2020	$1,014	$ 278	$381	$118,395	$120,068
Changes in unrealized gains (losses) included in earnings relating to assets still held at December 31, 2020	$ –	$ –	$ 27	$ (19,327)	$ (19,300)

Gains and losses (realized and unrealized) included in earnings for the years ended December 31, 2022, 2021, and 2020 for Level 3 assets and liabilities included in the previous tables are reported in the consolidated statement of operations as follows:

	2022		2021		2020	
(In thousands)	Total gains (losses) included in earnings	Changes in unrealized gains (losses) relating to assets still held at reporting date	Total gains (losses) included in earnings	Changes in unrealized gains (losses) relating to assets still held at reporting date	Total gains (losses) included in earnings	Changes in unrealized gains (losses) relating to assets still held at reporting date
Mortgage banking activities	$ 166	$11,964	$(10,216)	$6,410	$(42,055)	$(19,327)
Trading account (loss) profit	(71)	(21)	(102)	(46)	(60)	27
Other operating income	9,241	–	–	–	–	–
Total	$9,336	$11,943	$(10,318)	$6,364	$(42,115)	$(19,300)

The following tables include quantitative information about significant unobservable inputs used to derive the fair value of Level 3 instruments, excluding those instruments for which the unobservable inputs were not developed by the Corporation such as prices of prior transactions and/or unadjusted third-party pricing sources at December 31, 2022 and 2021.

(In thousands)	Fair value at December 31, 2022	Valuation technique	Unobservable inputs	Weighted average (range) [1]
CMO's - trading	$ 113	Discounted cash flow model	Weighted average life	0.4 years (0.1 - 0.6 years)
			Yield	4.9% (4.9% - 5.4%)
			Prepayment speed	10.2% (9.1% - 32%)
Other - trading	$ 207	Discounted cash flow model	Weighted average life	2.5 years
			Yield	12.0%
			Prepayment speed	10.8%
Loans held-in-portfolio	$5,087 [2]	External appraisal	Haircut applied on external appraisals	8.3% (5.0% - 10.4%)
Other real estate owned	$ 528 [3]	External appraisal	Haircut applied on external appraisals	18.4% (5.0% - 35%)

[1] Weighted average of significant unobservable inputs used to develop Level 3 fair value measurements were calculated by relative fair value.
[2] Loans held-in-portfolio in which haircuts were not applied to external appraisals were excluded from this table.
[3] Other real estate owned in which haircuts were not applied to external appraisals were excluded from this table.

(In thousands)	Fair value at December 31, 2021	Valuation technique	Unobservable inputs	Weighted average (range) [1]
CMO's - trading	$ 198	Discounted cash flow model	Weighted average life	0.8 years (0.4 - 1 years)
			Yield	3.6% (3.6% - 4.1%)
			Prepayment speed	11.4% (10.1% - 17.2%)
Other - trading	$ 280	Discounted cash flow model	Weighted average life	2.9 years
			Yield	12.0%
			Prepayment speed	10.8%
Loans held-in-portfolio	$20,041 [2]	External appraisal	Haircut applied on external appraisals	5.0%
Other real estate owned	$ 3,631 [3]	External appraisal	Haircut applied on external appraisals	22.3% (5.0% - 35.0%)

[1] Weighted average of significant unobservable inputs used to develop Level 3 fair value measurements were calculated by relative fair value.
[2] Loans held-in-portfolio in which haircuts were not applied to external appraisals were excluded from this table.
[3] Other real estate owned in which haircuts were not applied to external appraisals were excluded from this table.

Effective the fourth quarter 2021, the mortgage servicing rights fair value was provided by a third-party valuation specialist. Refer to Note 11 to the Consolidated Financial Statements for additional information on MSRs.

The significant unobservable inputs used in the fair value measurement of the Corporation's collateralized mortgage obligations and interest-only collateralized mortgage obligation (reported as "other"), which are classified in the "trading" category, are yield, constant prepayment rate, and weighted average life. Significant increases (decreases) in any of those inputs in isolation would result in significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the constant prepayment rate will generate a directionally opposite change in the weighted average life. For example, as the average life is reduced by a higher constant prepayment rate, a lower yield will be realized, and when there is a reduction in the constant prepayment rate, the average life of these collateralized mortgage obligations will extend, thus resulting in a higher yield. The significant unobservable inputs used in the fair value measurement of the Corporation's mortgage servicing rights are constant prepayment rates and discount rates. Increases in interest rates may result in lower prepayments. Discount rates vary according to products and / or portfolios depending on the perceived risk. Increases in discount rates result in a lower fair value measurement.

Following is a description of the Corporation's valuation methodologies used for assets and liabilities measured at fair value. The disclosure requirements exclude certain financial instruments and all non-financial instruments. Accordingly, the aggregate fair value amounts of the financial instruments disclosed do not represent management's estimate of the underlying value of the Corporation.

Trading account debt securities and debt securities available-for-sale

- U.S. Treasury securities: The fair value of U.S. Treasury notes is based on yields that are interpolated from the constant maturity treasury curve. These securities are classified as Level 2. U.S. Treasury bills are classified as Level 1 given the high volume of trades and pricing based on those trades.

- Obligations of U.S. Government sponsored entities: The Obligations of U.S. Government sponsored entities include U.S. agency securities, which fair value is based on an active exchange market and on quoted market prices for similar securities. The U.S. agency securities are classified as Level 2.

- Obligations of Puerto Rico, States and political subdivisions: Obligations of Puerto Rico, States and political subdivisions include municipal bonds. The bonds are segregated and the like characteristics divided into specific sectors. Market inputs used in the evaluation process include all or some of the following: trades, bid price or spread, two sided markets, quotes, benchmark curves including but not limited to Treasury benchmarks, LIBOR and swap curves, market data feeds such as those obtained from municipal market sources, discount and capital rates, and trustee reports. The municipal bonds are classified as Level 2.

- Mortgage-backed securities: Certain agency mortgage-backed securities ("MBS") are priced based on a bond's theoretical value derived from similar bonds defined by credit quality and market sector. Their fair value incorporates an option adjusted spread. The agency MBS are classified as Level 2. Other agency MBS such as GNMA Puerto Rico Serials are priced using an internally-prepared pricing matrix with quoted prices from local brokers dealers. These particular MBS are classified as Level 3.

- Collateralized mortgage obligations: Agency collateralized mortgage obligations ("CMOs") are priced based on a bond's theoretical value derived from similar bonds defined by credit quality and market sector and for which fair value incorporates an option adjusted spread. The option adjusted spread model includes prepayment and volatility assumptions, ratings (whole loans collateral) and spread adjustments. These CMOs are classified as Level 2. Other CMOs, due to their limited liquidity, are classified as Level 3 due to the insufficiency of inputs such as executed trades, credit information and cash flows.

- Corporate securities (included as "other" in the "available-for-sale" category): Given that the quoted prices are for similar instruments, these securities are classified as Level 2.

- Corporate securities and interest-only strips (included as "other" in the "trading account debt securities" category): For corporate securities, quoted prices for these security types are obtained from broker dealers. Given that the quoted prices are for similar instruments or do not trade in highly liquid markets, these securities are classified as Level 2. Given that the fair value was estimated based on a discounted cash flow model using unobservable inputs, interest-only strips are classified as Level 3.

Equity securities

Equity securities are comprised principally of shares in closed-ended and open-ended mutual funds and other equity securities. Closed-end funds are traded on the secondary market at the shares' market value. Open-ended funds are considered to be liquid, as investors can sell their shares continually to the fund and are priced at NAV. Mutual funds are classified as Level 2. Other equity securities that do not trade in highly liquid markets are also classified as Level 2, except for one equity security that do not have readily determinable fair value and is under an investment company is measured at NAV.

Mortgage servicing rights

Mortgage servicing rights ("MSRs") do not trade in an active market with readily observable prices. MSRs are priced using a discounted cash flow model valuation performed by a third party. The discounted cash flow model incorporates assumptions that market participants would use in estimating future net servicing income, including portfolio characteristics, prepayments assumptions, discount rates, delinquency and foreclosure rates, late charges, other ancillary revenues, cost to service and other economic factors. Prepayment speeds are adjusted for the loans' characteristics and portfolio behavior. Due to the unobservable nature of certain valuation inputs, the MSRs are classified as Level 3.

Derivatives

Interest rate caps and indexed options are traded in over-the-counter active markets. These derivatives are indexed to an observable interest rate benchmark, such as LIBOR or equity indexes, and are priced using an income approach based on present value and option pricing models using observable inputs. Other derivatives are liquid and have quoted prices, such as forward contracts or "to be announced securities" ("TBAs"). All of these derivatives are classified as Level 2. The non-performance risk is determined using internally-developed models that consider the collateral held, the remaining term, and the creditworthiness of the entity that bears the risk, and uses available public data or internally-developed data related to current spreads that denote their probability of default.

Contingent consideration liability

The fair value of the contingent consideration, which relates to earnout payments that could be payable to K2 over a three-year period, was calculated based on a discounted cash flow technique using the probability-weighted average from likely scenarios. This contingent consideration is classified as Level 3.

Loans held-in-portfolio that are collateral dependent

The impairment is measured based on the fair value of the collateral, which is derived from appraisals that take into consideration prices in observed transactions involving similar assets in similar locations and which could be subject to internal adjustments. These collateral dependent loans are classified as Level 3.

Loans measured at fair value pursuant to lower of cost or fair value adjustments

Loans measured at fair value on a nonrecurring basis pursuant to lower of cost or fair value were priced based on secondary market prices and discounted cash flow models which incorporate internally-developed assumptions for prepayments and credit loss estimates. These loans are classified as Level 3.

Other real estate owned and other foreclosed assets

Other real estate owned includes real estate properties securing mortgage, consumer, and commercial loans. Other foreclosed assets include primarily automobiles securing auto loans. The fair value of foreclosed assets may be determined using an external appraisal, broker price opinion, or an internal valuation. These foreclosed assets are classified as Level 3 since they are subject to internal adjustments.

ROU assets and leasehold improvements

The impairment was measured based on the sublease rental value of the branches that were subject to the strategic realignment of PB's New York Metro Branch network. These ROU assets and leasehold improvements are classified as Level 3.

Long-lived assets held-for-sale

The Corporation evaluates for impairment its long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and records a write down for the difference between the carrying amount and the fair value less cost to sell. These long-lived assets held-for-sale are classified as Level 3.

Trademark

The write-down on impairment of a trademark was based on the discontinuance of origination thru e-loan platform. This trademark is classified as Level 3.

Note 29 - Fair value of financial instruments

The fair value of financial instruments is the amount at which an asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. For those financial instruments with no quoted market prices available, fair values have been estimated using present value calculations or other valuation techniques, as well as management's best judgment with respect to current economic conditions, including discount rates, estimates of future cash flows, and prepayment assumptions. Many of these estimates involve various assumptions and may vary significantly from amounts that could be realized in actual transactions.

The fair values reflected herein have been determined based on the prevailing rate environment at December 31, 2022 and December 31, 2021, as applicable. In different interest rate environments, fair value estimates can differ significantly, especially for certain fixed rate financial instruments. In addition, the fair values presented do not attempt to estimate the value of the Corporation's fee generating businesses and anticipated future business activities, that is, they do not represent the Corporation's value as a going concern. There have been no changes in the Corporation's valuation methodologies and inputs used to estimate the fair values for each class of financial assets and liabilities not measured at fair value.

The following tables present the carrying amount and estimated fair values of financial instruments with their corresponding level in the fair value hierarchy. The aggregate fair value amounts of the financial instruments disclosed do not represent management's estimate of the underlying value of the Corporation.

(In thousands)	Carrying amount	Level 1	Level 2	Level 3	Measured at NAV	Fair value
			December 31, 2022			
Financial Assets:						
Cash and due from banks	$ 469,501	$ 469,501	$ –	$ –	$ –	$ 469,501
Money market investments	5,614,595	5,607,937	6,658	–	–	5,614,595
Trading account debt securities, excluding derivatives[1]	27,723	13,069	14,119	535	–	27,723
Debt securities available-for-sale[1]	17,804,374	1,908,589	15,894,074	1,711	–	17,804,374
Debt securities held-to-maturity:						
U.S. Treasury securities	$ 8,453,467	$ –	$ 8,372,601	$ –	$ –	$ 8,372,601
Obligations of Puerto Rico, States and political subdivisions	59,010	–	–	61,617	–	61,617
Collateralized mortgage obligation-federal agency	19	–	–	19	–	19
Securities in wholly owned statutory business trusts	5,959	–	5,959	–	–	5,959
Total debt securities held-to-maturity	$ 8,518,455	$ –	$ 8,378,560	$ 61,636	$ –	$ 8,440,196
Equity securities:						
FHLB stock	$ 65,861	$ –	$ 65,861	$ –	$ –	$ 65,861
FRB stock	96,206	–	96,206	–	–	96,206
Other investments	33,787	–	29,302	4,966	330	34,598
Total equity securities	$ 195,854	$ –	$ 191,369	$ 4,966	$330	$ 196,665
Loans held-for-sale	$ 5,381	$ –	$ –	$ 5,404	$ –	$ 5,404
Loans held-in-portfolio	31,357,467	–	–	29,366,365	–	29,366,365
Mortgage servicing rights	128,350	–	–	128,350	–	128,350
Derivatives	19,229	–	19,229	–	–	19,229

(In thousands)	Carrying amount	Level 1	Level 2	Level 3	Measured at NAV	Fair value
			December 31, 2022			
Financial Liabilities:						
Deposits:						
Demand deposits	$54,445,825	$ –	$54,445,825	$ –	$ –	$54,445,825
Time deposits	6,781,402	–	6,464,943	–	–	6,464,943
Total deposits	$61,227,227	$ –	$60,910,768	$ –	$ –	$60,910,768
Assets sold under agreements to repurchase	$ 148,609	$ –	$ 148,566	$ –	$ –	$ 148,566
Other short-term borrowings[2]	365,000	–	365,000	–	–	365,000
Notes payable:						
FHLB advances	$ 389,282	$ –	$ 361,951	$ –	$ –	$ 361,951
Unsecured senior debt securities	299,109	–	300,027	–	–	300,027
Junior subordinated deferrable interest debentures (related to trust preferred securities)	198,319	–	173,938	–	–	173,938
Total notes payable	$ 886,710	$ –	$ 835,916	$ –	$ –	$ 835,916
Derivatives	$ 17,000	$ –	$ 17,000	$ –	$ –	$ 17,000

[1] Refer to Note 28 to the Consolidated Financial Statements for the fair value by class of financial asset and its hierarchy level.
[2] Refer to Note 17 to the Consolidated Financial Statements for the composition of other short-term borrowings.

(In thousands)	December 31, 2021 Carrying amount		Level 1		Level 2		Level 3	Measured at NAV		Fair value
Financial Assets:										
Cash and due from banks	$	428,433	$	428,433	$	–	$ –	$ –	$	428,433
Money market investments		17,536,719		17,530,640		6,079	–	–		17,536,719
Trading account debt securities, excluding derivatives[1]		29,711		6,530		22,703	478	–		29,711
Debt securities available-for-sale[1]		24,968,269		–		24,967,443	826	–		24,968,269
Debt securities held-to-maturity:										
Obligations of Puerto Rico, States and political subdivisions	$	65,380	$	–	$	–	$ 77,383	$ –	$	77,383
Collateralized mortgage obligation-federal agency		25		–		–	25	–		25
Securities in wholly owned statutory business trusts		5,960		–		5,960	–	–		5,960
Total debt securities held-to-maturity	$	71,365	$	–	$	5,960	$ 77,408	$ –	$	83,368
Equity securities:										
FHLB stock	$	59,918	$	–	$	59,918	$ –	$ –	$	59,918
FRB stock		96,217		–		96,217	–	–		96,217
Other investments		33,842		–		32,429	3,704	77		36,210
Total equity securities	$	189,977	$	–	$	188,564	$ 3,704	$77	$	192,345
Loans held-for-sale	$	59,168	$	–	$	–	$ 59,885	$ –	$	59,885
Loans held-in-portfolio		28,545,191		–		–	27,489,583	–		27,489,583
Mortgage servicing rights		121,570		–		–	121,570	–		121,570
Derivatives		26,093		–		26,093	–	–		26,093

(In thousands)	December 31, 2021 Carrying amount		Level 1		Level 2		Level 3	Measured at NAV		Fair value
Financial Liabilities:										
Deposits:										
Demand deposits		$60,292,939	$	–		$60,292,939	$ –	$ –		$60,292,939
Time deposits		6,712,149		–		6,647,301	–	–		6,647,301
Total deposits		$67,005,088	$	–		$66,940,240	$ –	$ –		$66,940,240
Assets sold under agreements to repurchase	$	91,603	$	–	$	91,602	$ –	$ –	$	91,602
Other short-term borrowings[2]		75,000		–		75,000	–	–		75,000
Notes payable:										
FHLB advances	$	492,429	$	–	$	496,091	$ –	$ –	$	496,091
Unsecured senior debt securities		297,842		–		319,296	–	–		319,296
Junior subordinated deferrable interest debentures (related to trust preferred securities)		198,292		–		201,879	–	–		201,879
Total notes payable	$	988,563	$	–	$	1,017,266	$ –	$ –	$	1,017,266
Derivatives	$	22,878	$	–	$	22,878	$ –	$ –	$	22,878
Contingent consideration	$	9,241	$	–	$	–	$ 9,241	$ –	$	9,241

[1] Refer to Note 28 to the Consolidated Financial Statements for the fair value by class of financial asset and its hierarchy level.
[2] Refer to Note 17 to the Consolidated Financial Statements for the composition of other short-term borrowings.

The notional amount of commitments to extend credit at December 31, 2022 and December 31, 2021 is $10.5 billion and $9.5 billion, respectively, and represents the unused portion of credit facilities granted to customers. The notional amount of letters of credit at December 31, 2022 and December 31, 2021 is $31 million and represents the contractual amount that is required to be paid in the event of nonperformance. The fair value of commitments to extend credit and letters of credit, which are based on the fees charged to enter into those agreements, are not material to Popular's financial statements.

Note 30 - Employee benefits

Certain employees of BPPR are covered by three non-contributory defined benefit pension plans, the Banco Popular de Puerto Rico Retirement Plan and two Restoration Plans (the "Pension Plans"). Pension benefits are based on age, years of credited service, and final average compensation.

The Pension Plans are currently closed to new hires and the accrual of benefits are frozen to all participants. The Pension Plans' benefit formula is based on a percentage of average final compensation and years of service as of the plan freeze date. Normal retirement age under the retirement plan is age 65 with 5 years of service. Pension costs are funded in accordance with minimum funding standards under the Employee Retirement Income Security Act of 1974 ("ERISA"). Benefits under the Pension Plans are subject to the U.S. and Puerto Rico Internal Revenue Code limits on compensation and benefits. Benefits under restoration plans restore benefits to selected employees that are limited under the Banco Popular de Puerto Rico Retirement Plan due to U.S. and Puerto Rico Internal Revenue Code limits and a compensation definition that excludes amounts deferred pursuant to nonqualified arrangements.

In addition to providing pension benefits, BPPR provides certain health care benefits for certain retired employees (the "OPEB Plan"). Regular employees of BPPR, hired before February 1, 2000, may become eligible for health care benefits, provided they reach retirement age while working for BPPR.

The Corporation's funding policy is to make annual contributions to the plans, when necessary, in amounts which fully provide for all benefits as they become due under the plans.

The Corporation's pension fund investment strategy is to invest in a prudent manner for the exclusive purpose of providing benefits to participants. A well defined internal structure has been established to develop and implement a risk-controlled investment strategy that is targeted to produce a total return that, when combined with BPPR contributions to the fund, will maintain the fund's ability to meet all required benefit obligations. Risk is controlled through diversification of asset types, such as investments in domestic and international equities and fixed income.

Equity investments include various types of stock and index funds. Also, this category includes Popular, Inc.'s common stock. Fixed income investments include U.S. Government securities and other U.S. agencies' obligations, corporate bonds, mortgage loans, mortgage-backed securities and index funds, among others. A designated committee periodically reviews the performance of the pension plans' investments and assets allocation. The Trustee and the money managers are allowed to exercise investment discretion, subject to limitations established by the pension plans' investment policies. The plans forbid money managers to enter into derivative transactions, unless approved by the Trustee.

The overall expected long-term rate-of-return-on-assets assumption reflects the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the benefit obligation. The assumption has been determined by reflecting expectations regarding future rates of return for the plan assets, with consideration given to the distribution of the investments by asset class and historical rates of return for each individual asset class. This process is reevaluated at least on an annual basis and if market, actuarial and economic conditions change, adjustments to the rate of return may come into place.

The Pension Plans weighted average asset allocation as of December 31, 2022 and 2021 and the approved asset allocation ranges, by asset category, are summarized in the table below.

	Minimum allotment	Maximum allotment	2022	2021
Equity	0%	70%	27%	30%
Debt securities	0%	100%	69%	67%
Popular related securities	0%	5%	2%	2%
Cash and cash equivalents	0%	100%	2%	1%

The following table sets forth by level, within the fair value hierarchy, the Pension Plans' assets at fair value at December 31, 2022 and 2021. Investments measured at net asset value per share ("NAV") as a practical expedient have not been classified in the fair value hierarchy, but are presented in order to permit reconciliation of the plans' assets. During the year ended December 31, 2022 investments in certain government obligations classified as Level 2 were substituted by proprietary funds of a money manager that invest in government obligations that are measured at NAV.

| | 2022 | | | | | 2021 | | | | |
| | | | | Measured | | | | | Measured | |
(In thousands)	Level 1	Level 2	Level 3	at NAV	Total	Level 1	Level 2	Level 3	at NAV	Total
Obligations of the U.S. Government, its agencies, states and political subdivisions	$ —	$ 8,113	$ —	$130,397	$138,510	$ —	$ 9,259	$ —	$188,377	$197,636
Corporate bonds and debentures	—	268,641	—	6,291	274,932	—	375,875	—	8,485	384,360
Equity securities - Common Stock	32,906	—	—	—	32,906	41,414	—	—	—	41,414
Equity securities - ETF's	51,836	20,276	—	—	72,112	111,365	25,446	—	—	136,811
Foreign commingled trust funds	—	—	—	64,630	64,630	—	—	—	82,912	82,912
Mutual fund	—	3,471	—	22,106	25,577	—	5,262	—	—	5,262
Private equity investments	—	—	—	—	—	—	—	56	—	56
Cash and cash equivalents	7,637	—	—	—	7,637	7,523	—	—	—	7,523
Accrued investment income	—	—	3,581	—	3,581	—	—	4,510	—	4,510
Total assets	$92,379	$300,501	$3,581	$223,424	$619,885	$160,302	$415,842	$4,566	$279,774	$860,484

The closing prices reported in the active markets in which the securities are traded are used to value the investments.

Following is a description of the valuation methodologies used for investments measured at fair value:

- Obligations of U.S. Government, its agencies, states and political subdivisions - The fair value of Obligations of U.S. Government and its agencies obligations are based on an active exchange market and on quoted market prices for similar securities. U.S. agency structured notes are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector and for which the fair value incorporates an option adjusted spread in deriving their fair value. The fair value of municipal bonds are based on trade data on these instruments reported on Municipal Securities Rulemaking Board ("MSRB") transaction reporting system or comparable bonds from the same issuer and credit quality. These securities are classified as Level 2, except for the governmental index funds that are measured at NAV.

- Corporate bonds and debentures - Corporate bonds and debentures are valued at fair value at the closing price reported in the active market in which the bond is traded. These securities are classified as Level 2, except for the corporate bond funds that are measured at NAV.

- Equity securities - common stock - Equity securities with quoted market prices obtained from an active exchange market and high liquidity are classified as Level 1.

- Equity securities - ETF's - Exchange Traded Funds shares with quoted market prices obtained from an active exchange market. Highly liquid ETF's are classified as Level 1 while less liquid ETF's are classified as Level 2.

- Foreign commingled trust fund- Collective investment funds are valued at the NAV of shares held by the plan at year end.

- Mutual funds - Mutual funds are valued at the NAV of shares held by the plan at year end. Mutual funds are classified as Level 2.

- Private equity investments - Private equity investments include an investment in a private equity fund. The fund value is recorded at its net realizable value which is affected by the changes in the fair market value of the investments held in the fund. This fund is classified as Level 3.

- Cash and cash equivalents - The carrying amount of cash and cash equivalents is a reasonable estimate of the fair value since it is available on demand or due to their short-term maturity. Cash and cash equivalents are classified as Level 1.

- Accrued investment income - Given the short-term nature of these assets, their carrying amount approximates fair value. Since there is a lack of observable inputs related to instrument specific attributes, these are reported as Level 3.

The preceding valuation methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the change in Level 3 assets measured at fair value.

(In thousands)	2022	2021
Balance at beginning of year	$4,566	$3,917
Purchases, sales, issuance and settlements (net)	(985)	649
Balance at end of year	$3,581	$4,566

There were no transfers in and/or out of Level 3 for financial instruments measured at fair value on a recurring basis during the years ended December 31, 2022 and 2021. There were no transfers in and/or out of Level 1 and Level 2 during the years ended December 31, 2022 and 2021.

Information on the shares of common stock held by the pension plans is provided in the table that follows.

(In thousands, except number of shares information)	2022	2021
Shares of Popular, Inc. common stock	171,931	167,182
Fair value of shares of Popular, Inc. common stock	$ 11,402	$ 13,716
Dividends paid on shares of Popular, Inc. common stock held by the plan	$ 355	$ 280

The following table presents the components of net periodic benefit cost for the years ended December 31, 2022, 2021 and 2020.

	Pension Plans			OPEB Plan		
(In thousands)	2022	2021	2020	2022	2021	2020
(in thousands)						
Service cost	$ –	$ –	$ –	$ 485	$ 642	$ 713
Other operating expenses:						
Interest cost	19,199	15,993	23,389	3,931	3,573	4,913
Expected return on plan assets	(35,388)	(38,679)	(38,104)	–	–	–
Recognized net actuarial loss	15,644	18,876	20,880	–	1,873	567
Net periodic benefit cost	$ (545)	$ (3,810)	$ 6,165	$4,416	$6,088	$6,193
Other Adjustments	–	–	–	60	–	–
Total benefit cost	$ (545)	$ (3,810)	$ 6,165	$4,476	$6,088	$6,193

The following table sets forth the aggregate status of the plans and the amounts recognized in the consolidated financial statements at December 31, 2022 and 2021.

(In thousands)	Pension Plans 2022	Pension Plans 2021	OPEB Plan 2022	OPEB Plan 2021
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 851,471	$ 914,353	$ 159,958	$ 179,210
Service cost	–	–	485	642
Interest cost	19,199	15,993	3,931	3,573
Actuarial (gain)/loss [1]	(194,473)	(34,297)	(39,479)	(17,286)
Benefits paid	(48,022)	(44,578)	(6,619)	(6,181)
Other adjustments	–	–	60	–
Benefit obligation at end of year	$ 628,175	$ 851,471	$ 118,336	$ 159,958
Change in fair value of plan assets:				
Fair value of plan assets at beginning of year	$ 860,484	$ 878,785	$ –	$ –
Actual return on plan assets	(192,807)	26,049	–	–
Employer contributions	230	228	6,619	6,181
Benefits paid	(48,022)	(44,578)	(6,619)	(6,181)
Fair value of plan assets at end of year	$ 619,885	$ 860,484	$ –	$ –
Funded status of the plan:				
Benefit obligation at end of year	$(628,175)	$(851,471)	$(118,336)	$(159,958)
Fair value of plan assets at end of year	619,885	860,484	–	–
Funded status at year end	$ (8,290)	$ 9,013	$(118,336)	$(159,958)
Amounts recognized in accumulated other comprehensive loss:				
Net loss/(gain)	243,434	225,356	(26,486)	12,993
Accumulated other comprehensive loss (AOCL)	$ 243,434	$ 225,356	$ (26,486)	$ 12,993
Reconciliation of net (liabilities) assets:				
Net liabilities at beginning of year	$ 9,013	$ (35,568)	$(159,958)	$(179,210)
Amount recognized in AOCL at beginning of year, pre-tax	225,356	265,899	12,993	32,152
Amount prepaid at beginning of year	234,369	230,331	(146,965)	(147,058)
Total benefit cost	545	3,810	(4,476)	(6,088)
Contributions	230	228	6,619	6,181
Amount prepaid at end of year	235,144	234,369	(144,822)	(146,965)
Amount recognized in AOCL	(243,434)	(225,356)	26,486	(12,993)
Net asset/(liabilities) at end of year	$ (8,290)	$ 9,013	$(118,336)	$(159,958)

[1] For 2022, significant components of the Pension Plans actuarial gain that changed the benefit obligation were mainly related to an increase in the single weighted-average discount rates partially offset by a lower return on the fair value of plan assets. For OPEB Plans significant components of the actuarial gain that change the benefit obligation were mainly related to an increase in discount rates and the per capita claim assumption at year-end which was lower than expected partially offset by the health care cost trend assumption which was updated to reflect inflationary pressures in the health care industry. For 2021, significant components of the Pension Plans actuarial gain that changed the benefit obligation were mainly related to an increase in the single weighted-average discount rates partially offset by a lower return on the fair value of plan assets. For OPEB Plans significant components of the actuarial gain that change the benefit obligation were mainly related to an increase in discount rates and the per capita claim assumption at year-end which was lower than expected. The per capita claim methodology for the fully insured Medicare Advantage plans changed from age-based per capita cost to cost that do not vary by age.

The following table presents the change in accumulated other comprehensive loss ("AOCL"), pre-tax, for the years ended December 31, 2022 and 2021.

(In thousands)	Pension Plans		OPEB Plan	
	2022	2021	2022	2021
Accumulated other comprehensive loss at beginning of year	$225,356	$265,899	$ 12,993	$ 32,152
Increase (decrease) in AOCL:				
Recognized during the year:				
Amortization of actuarial losses	(15,644)	(18,876)	–	(1,873)
Occurring during the year:				
Net actuarial (gains)/losses	33,722	(21,667)	(39,479)	(17,286)
Total (decrease) increase in AOCL	18,078	(40,543)	(39,479)	(19,159)
Accumulated other comprehensive loss at end of year	$243,434	$225,356	$(26,486)	$ 12,993

The Corporation estimates the service and interest cost components utilizing a full yield curve approach in the estimation of these components by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to their underlying projected cash flows.

To determine benefit obligation at year end, the Corporation used a weighted average of annual spot rates applied to future expected cash flows for years ended December 31, 2022 and 2021.

The following table presents the discount rate and assumed health care cost trend rates used to determine the benefit obligation and net periodic benefit cost for the plans:

	Pension Plan			OPEB Plan		
Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:	2022	2021	2020	2022	2021	2020
Discount rate for benefit obligation	2.79 - 2.83%	2.41 - 2.48%	3.22 - 3.27%	2.94%	2.65%	3.38%
Discount rate for service cost	N/A	N/A	N/A	3.21%	3.09%	3.72%
Discount rate for interest cost	2.30 - 2.33%	1.76 - 1.80%	2.81 - 2.83%	2.51%	2.03%	2.98%
Expected return on plan assets	4.30 - 5.40%	4.60 - 5.50%	5.00 - 5.80%	N/A	N/A	N/A
Initial health care cost trend rate	N/A	N/A	N/A	4.75%	5.00%	5.00%
Ultimate health care cost trend rate	N/A	N/A	N/A	4.50%	4.50%	5.00%
Year that the ultimate trend rate is reached	N/A	N/A	N/A	2023	2023	2020

	Pension Plans		OPEB Plan	
Weighted average assumptions used to determine benefit obligation at December 31:	2022	2021	2022	2021
Discount rate for benefit obligation	5.34-5.37%	2.79-2.83%	5.42%	2.94%
Initial health care cost trend rate	N/A	N/A	7.50%	4.75%
Ultimate health care cost trend rate	N/A	N/A	4.50%	4.50%
Year that the ultimate trend rate is reached	N/A	N/A	2035	2023

The following table presents information for plans with a projected benefit obligation and accumulated benefit obligation in excess of plan assets for the years ended December 31, 2022 and 2021.

	Pension Plans		OPEB Plan	
(In thousands)	2022	2021	2022	2021
Projected benefit obligation	$628,175	$851,471	$118,336	$159,958
Accumulated benefit obligation	628,175	851,471	118,336	159,958
Fair value of plan assets	619,885	860,484	–	–

The Corporation expects to pay the following contributions to the plans during the year ended December 31, 2023.

(In thousands)	2023
Pension Plans	$ 228
OPEB Plan	$5,924

Benefit payments projected to be made from the plans during the next ten years are presented in the table below.

(In thousands)	Pension Plans	OPEB Plan
2023	$ 48,472	$ 5,924
2024	45,590	6,149
2025	45,750	6,429
2026	45,847	6,754
2027	45,843	7,053
2028 - 2032	225,107	38,873

The table below presents a breakdown of the plans' assets and liabilities at December 31, 2022 and 2021.

	Pension Plans		OPEB Plan	
(In thousands)	2022	2021	2022	2021
Non-current assets	$ –	$17,792	$ –	$ –
Current liabilities	222	227	5,779	5,959
Non-current liabilities	8,068	8,552	112,557	153,999

Savings plans

The Corporation also provides defined contribution savings plans pursuant to Section 1081.01(d) of the Puerto Rico Internal Revenue Code and Section 401(k) of the U.S. Internal Revenue Code, as applicable, for substantially all the employees of the Corporation. Investments in the plans are participant-directed, and employer matching contributions are determined based on the specific provisions of each plan. Employees are fully vested in the employer's contribution after five years of service. The cost of providing these benefits in the year ended December 31, 2022 was $18.7 million (2021 - $13.3 million, 2020 - $14.0 million).

The plans held 1,246,519 (2021 - 1,279,982) shares of common stock of the Corporation with a market value of approximately $82.7 million at December 31, 2022 (2021 - $105 million).

Note 31 - Net income per common share

The following table sets forth the computation of net income per common share ("EPS"), basic and diluted, for the years ended December 31, 2022, 2021 and 2020:

(In thousands, except per share information)	2022	2021	2020
Net income	$ 1,102,641	$ 934,889	$ 506,622
Preferred stock dividends	(1,412)	(1,412)	(1,758)
Net income applicable to common stock	$ 1,101,229	$ 933,477	$ 504,864
Average common shares outstanding	75,147,263	81,263,027	85,882,371
Average potential dilutive common shares	126,740	157,127	92,888
Average common shares outstanding - assuming dilution	75,274,003	81,420,154	85,975,259
Basic EPS	$ 14.65	$ 11.49	$ 5.88
Diluted EPS	$ 14.63	$ 11.46	$ 5.87

As disclosed in Note 20, as of September 30, 2022, the Corporation completed its $400 million accelerated share repurchase transaction ("ASR") and, in connection therewith, received an initial delivery of 3,483,942 shares of common stock during the first quarter of 2022 and 1,582,922 additional shares of common stock during the third quarter of 2022. The final number of shares delivered was based in the average daily volume weighted average price ("VWAP") of the Corporation's common stock, net of discount, during the term of the ASR, which amounted to $78.94.

As of December 31, 2022, the Corporation completed its $231 million accelerated share repurchase transaction entered on August 2022, (the "August ASR Agreement") and, in connection therewith, received an initial delivery of 2,339,241 shares of common stock during the third quarter of 2022 and 840,024 additional shares of common stock during the fourth quarter of 2022. The final number of shares delivered was based in the average daily volume weighted average price ("VWAP") of the Corporation's common stock, net of discount, during the term of the ASR, which amounted to $72.66.

Potential common shares consist of shares of common stock issuable under the assumed exercise of stock options, restricted stock and performance share awards using the treasury stock method. This method assumes that the potential common shares are issued and the proceeds from exercise, in addition to the amount of compensation cost attributed to future services, are used to purchase shares of common stock at the exercise date. The difference between the number of potential common shares issued and the shares of common stock purchased is added as incremental shares to the actual number of shares outstanding to compute diluted earnings per share. Warrants, stock options, restricted stock and performance share awards, if any, that result in lower potential common shares issued than shares of common stock purchased under the treasury stock method are not included in the computation of dilutive earnings per share since their inclusion would have an antidilutive effect in earnings per common share.

Note 32 - Revenue from contracts with customers

The following table presents the Corporation's revenue streams from contracts with customers by reportable segment for the years ended December 31, 2022, 2021 and 2020.

	Years ended December 31,					
(In thousands)	2022		2021		2020	
	BPPR	Popular U.S.	BPPR	Popular U.S.	BPPR	Popular U.S.
Service charges on deposit accounts	$146,073	$11,137	$151,453	$11,245	$136,703	$11,120
Other service fees:						
Debit card fees	49,297	876	47,681	956	38,685	967
Insurance fees, excluding reinsurance	40,545	5,018	40,929	3,798	35,799	2,484
Credit card fees, excluding late fees and membership fees	136,295	1,275	117,418	1,052	88,091	831
Sale and administration of investment products	23,553	–	23,634	–	21,755	–
Trust fees	23,614	–	24,855	–	21,700	–
Total revenue from contracts with customers [1]	$419,377	$18,306	$405,970	$17,051	$342,733	$15,402

[1] The amounts include intersegment transactions of $5 million, $4.1 million and $4.3 million, respectively, for the years ended December 31, 2022, 2021 and 2020.

Revenue from contracts with customers is recognized when, or as, the performance obligations are satisfied by the Corporation by transferring the promised services to the customers. A service is transferred to the customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized based on the services that have been rendered to date. Revenue from a performance obligation satisfied at a point in time is recognized when the customer obtains control over the service. The transaction price, or the amount of revenue recognized, reflects the consideration the Corporation expects to be entitled to in exchange for those promised services. In determining the transaction price, the Corporation considers the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Corporation is the principal in a transaction if it obtains control of the specified goods or services before they are transferred to the customer. If the Corporation acts as principal, revenues are presented in the gross amount of consideration to which it expects to be entitled and are not netted with any related expenses. On the other hand, the Corporation is an agent if it does not control the specified goods or services before they are transferred to the customer. If the Corporation acts as an agent, revenues are presented in the amount of consideration to which it expects to be entitled, net of related expenses.

Following is a description of the nature and timing of revenue streams from contracts with customers:

Service charges on deposit accounts

Service charges on deposit accounts are earned on retail and commercial deposit activities and include, but are not limited to, nonsufficient fund fees, overdraft fees and checks stop payment fees. These transaction-based fees are recognized at a point in time, upon occurrence of an activity or event or upon the occurrence of a condition which triggers the fee assessment. The Corporation is acting as principal in these transactions.

Debit card fees

Debit card fees include, but are not limited to, interchange fees, surcharging income and foreign transaction fees. These transaction-based fees are recognized at a point in time, upon occurrence of an activity or event or upon the occurrence of a condition which triggers the fee assessment. Interchange fees are recognized upon settlement of the debit card payment transactions. The Corporation is acting as principal in these transactions.

Insurance fees

Insurance fees include, but are not limited to, commissions and contingent commissions. Commissions and fees are recognized when related policies are effective since the Corporation does not have an enforceable right to payment for services completed to date. An allowance is created for expected adjustments to commissions earned related to policy cancellations. Contingent commissions are recorded on an accrual basis when the amount to be received is notified by the insurance company. The Corporation is acting as an agent since it arranges for the sale of the policies and receives commissions if, and when, it achieves the sale.

Credit card fees

Credit card fees include, but are not limited to, interchange fees, additional card fees, cash advance fees, balance transfer fees, foreign transaction fees, and returned payments fees. Credit card fees are recognized at a point in time, upon the occurrence of an activity or an event. Interchange fees are recognized upon settlement of the credit card payment transactions. The Corporation is acting as principal in these transactions.

Sale and administration of investment products

Fees from the sale and administration of investment products include, but are not limited to, commission income from the sale of investment products, asset management fees, underwriting fees, and mutual fund fees.

Commission income from investment products is recognized on the trade date since clearing, trade execution, and custody services are satisfied when the customer acquires or disposes of the rights to obtain the economic benefits of the investment products and brokerage contracts have no fixed duration and are terminable at will by either party. The Corporation is acting as principal in these transactions since it performs the service of providing the customer with the ability to acquire or dispose of the rights to obtain the economic benefits of investment products.

Asset management fees are satisfied over time and are recognized in arrears. At contract inception, the estimate of the asset management fee is constrained from the inclusion in the transaction price since the promised consideration is dependent on the market and thus is highly susceptible to factors outside the manager's influence. As advisor, the broker-dealer subsidiary is acting as principal.

Underwriting fees are recognized at a point in time, when the investment products are sold in the open market at a markup. When the broker-dealer subsidiary is lead underwriter, it is acting as an agent. In turn, when it is a participating underwriter, it is acting as principal.

Mutual fund fees, such as distribution fees, are considered variable consideration and are recognized over time, as the uncertainty of the fees to be received is resolved as NAV is determined and investor activity occurs. The promise to provide distribution-related services is considered a single performance obligation as it requires the provision of a series of distinct services that are substantially the same and have the same pattern of transfer. When the broker-dealer subsidiary is acting as a distributor, it is acting as principal. In turn, when it acts as third-party dealer, it is acting as an agent.

Trust fees

Trust fees are recognized from retirement plan, mutual fund administration, investment management, trustee, escrow, and custody and safekeeping services. These asset management services are considered a single performance obligation as it requires the provision of a series of distinct services that are substantially the same and have the same pattern of transfer. The performance obligation is satisfied over time, except for optional services and certain other services that are satisfied at a point in time. Revenues are recognized in arrears, when, or as, the services are rendered. The Corporation is acting as principal since, as asset manager, it has the obligation to provide the specified service to the customer and has the ultimate discretion in establishing the fee paid by the customer for the specified services.

Note 33 - Leases

The Corporation enters in the ordinary course of business into operating and finance leases for land, buildings and equipment. These contracts generally do not include purchase options or residual value guarantees. The remaining lease terms of 0.1 to 32.0 years considers options to extend the leases for up to 20.0 years. The Corporation identifies leases when it has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

The Corporation recognizes right-of-use assets ("ROU assets") and lease liabilities related to operating and finance leases in its Consolidated Statements of Financial Condition under the caption of other assets and other liabilities, respectively. Refer to Note 14 and Note 19 to the Consolidated Financial Statements, respectively, for information on the balances of these lease assets and liabilities.

The Corporation uses the incremental borrowing rate for purposes of discounting lease payments for operating and finance leases, since it does not have enough information to determine the rates implicit in the leases. The discount rates are based on fixed-rate and fully amortizing borrowing facilities of its banking subsidiaries that are collateralized. For leases held by non-banking subsidiaries, a credit spread is added to this rate based on financing transactions with a similar credit risk profile.

The following table presents the undiscounted cash flows of operating and finance leases for each of the following periods:

December 31, 2022

(In thousands)	2023	2024	2025	2026	2027	Later Years	Total Lease Payments	Less: Imputed Interest	Total
Operating Leases	$29,836	$28,220	$25,301	$16,779	$11,633	$44,208	$155,977	$(18,687)	$137,290
Finance Leases	4,328	4,426	4,537	4,197	2,263	8,185	27,936	(3,199)	24,737

The following table presents the lease cost recognized by the Corporation in the Consolidated Statements of Operations as follows:

	Years ended December 31,		
(In thousands)	2022	2021	2020
Finance lease cost:			
Amortization of ROU assets	$ 2,938	$ 2,006	$ 2,215
Interest on lease liabilities	1,117	1,044	1,185
Operating lease cost	30,534	29,970	31,674
Short-term lease cost	505	647	214
Variable lease cost	124	93	51
Sublease income	(37)	(70)	(113)
Net gain recognized from sale and leaseback transaction [1]	–	(7,007)	(5,550)
Impairment of operating ROU assets [2]	–	–	14,805
Impairment of finance ROU assets [2]	–	–	1,115
Total lease cost [3]	$35,181	$26,683	$45,596

[1] During the quarter ended September 30, 2021, the Corporation recognized the transfer of two corporate office buildings as a sale. During the quarter ended June 30, 2020, the Corporation recognized the transfer of the Caparra Center as a sale. Since these sale and partial leaseback transactions were considered to be at fair value, no portion of the gain on sale was deferred.

[2] Impairment loss recognized during the fourth quarter of 2020 in connection with the closure of nine branches as a result of the strategic realignment of PB's New York Metro branch network.

[3] Total lease cost is recognized as part of net occupancy expense, except for the net gain recognized from sale and leaseback transactions which was included as part of other operating income.

The following table presents supplemental cash flow information and other related information related to operating and finance leases.

	Years ended December 31,		
(Dollars in thousands)	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases [1]	$ 29,985	$ 38,288	$ 41,650
Operating cash flows from finance leases	1,117	1,044	1,185
Financing cash flows from finance leases [1]	3,346	2,852	3,145
ROU assets obtained in exchange for new lease obligations:			
Operating leases [2]	$ 14,564	$ 24,136	$ 14,975
Finance leases	556	–	4,510
Weighted-average remaining lease term:			
Operating leases	7.5 years	7.9 years	8.0 years
Finance leases	8.2 years	8.3 years	8.9 years
Weighted-average discount rate:			
Operating leases	3.0%	2.7%	3.0%
Finance leases	4.2%	5.0%	5.0%

[1] During the quarter ended March 31, 2021, the Corporation made base lease termination payments amounting to $7.8 million in connection with the closure of nine branches as a result of the strategic realignment of PB's New York Metro branch network.

[2] During the quarter ended September 30, 2021, the Corporation recognized a lease liability of $16.8 million and a corresponding ROU asset for the same amount as a result of the partial leaseback of two corporate office buildings.

As of December 31, 2022, the Corporation has additional operating and finance leases contracts that have not yet commenced with an undiscounted contract amount of $4.1 million and $2.2 million, respectively, which will have lease terms ranging from 10 to 20 years.

Note 34 - Stock-based compensation

Incentive Plan

On May 12, 2020, the stockholders of the Corporation approved the Popular, Inc. 2020 Omnibus Incentive Plan, which permits the Corporation to issue several types of stock-based compensation to employees and directors of the Corporation and/or any of its subsidiaries (the "2020 Incentive Plan"). The 2020 Incentive Plan replaced the Popular, Inc. 2004 Omnibus Incentive Plan, which was in effect prior to the adoption of the 2020 Incentive Plan (the "2004 Incentive Plan" and, together with the 2020 Incentive Plan, the "Incentive Plan"). Participants under the Incentive Plan are designated by the Talent and Compensation Committee of the Board of Directors (or its delegate, as determined by the Board). Under the Incentive Plan, the Corporation has issued restricted stock and performance shares to its employees and restricted stock and restricted stock units ("RSUs") to its directors.

The restricted stock granted under the Incentive Plan to employees becomes vested based on the employees' continued service with Popular. Unless otherwise stated in an agreement, the compensation cost associated with the shares of restricted stock granted prior to 2021 was determined based on a two-prong vesting schedule. The first part is vested ratably over five or four years commencing at the date of grant (the "graduated vesting portion") and the second part is vested at termination of employment after attaining 55 years of age and 10 years of service or 60 years of age and 5 years of service (the "retirement vesting portion"). The graduated vesting portion is accelerated at termination of employment after attaining 55 years of age and 10 years of service or 60 years of age and 5 years of service. Restricted stock granted on or after 2021 will vest ratably in equal annual installments over a period of 4 years or 3 years, depending in the classification of the employee. The vesting schedule is accelerated at termination of employment after attaining the earlier of 55 years of age and 10 years of service or 60 years of age and 5 years of service.

The performance share awards granted under the Incentive Plan consist of the opportunity to receive shares of Popular, Inc.'s common stock provided that the Corporation achieves certain goals during a three-year performance cycle. The goals will be based on two metrics weighted equally: the Relative Total Shareholder Return ("TSR") and, depending on the date of the grant, the Absolute Return on Average Assets ("ROA") goal or the Absolute Return on Average Tangible Common Equity ("ROATCE") goal. The TSR metric is considered to be a market condition under ASC 718. For equity settled awards based on a market condition, the fair value is determined as of the grant date and is not subsequently revised based on actual performance. The ROA and ROATCE metrics are considered to be a performance condition under ASC 718. The fair value is determined based on the probability of achieving the ROA or ROATCE goal as of each reporting period. The TSR and ROA or ROATCE metrics are equally weighted and work independently. The number of shares that will ultimately vest ranges from 50% to a 150% of target based on both market (TSR) and performance (ROA and ROATCE) conditions. The performance shares vest at the end of the three-year performance cycle. If a participant terminates employment after attaining the earlier of 55 years of age and 10 years of service or 60 years of age and 5 years of service, the performance shares shall continue outstanding and vest at the end of the performance cycle.

The following table summarizes the restricted stock and performance shares activity under the Incentive Plan for members of management.

(Not in thousands)	Shares	Weighted-average grant date fair value
Non-vested at January 1, 2020	345,365	$41.68
Granted	253,943	42.49
Performance Shares Quantity Adjustment	(7)	48.79
Vested	(234,421)	42.64
Forfeited	(6,368)	44.26
Non-vested at December 31, 2020	358,512	$41.23
Granted	191,479	69.38
Performance Shares Quantity Adjustment	54,306	54.21
Vested	(273,974)	55.11
Forfeited	(8,440)	43.48
Non-vested at December 31, 2021	321,883	$47.98
Granted	194,791	84.29
Performance Shares Quantity Adjustment	6,947	78.02
Vested	(240,033)	66.11
Forfeited	(1,625)	78.86
Non-vested at December 31, 2022	281,963	$56.50

During the year ended December 31, 2022, 137,934 shares of restricted stock (2021 - 120,105; 2020 - 213,511) and 56,857 performance shares (2021 - 71,374; 2020 - 40,432) were awarded to management under the Incentive Plan.

During the year ended December 31, 2022, the Corporation recognized $10.3 million of restricted stock expense related to management incentive awards, with a tax benefit of $1.8 million (2021 - $8.6 million, with a tax benefit of $1.6 million; 2020 - $7.6 million, with a tax benefit of $1.3 million). During the year ended December 31, 2022, the fair market value of the restricted stock and performance shares vested was $12.2 million at grant date and $20.7 million at vesting date. This differential triggers a windfall of $3.1 million that was recorded as a reduction in income tax expense. During the year ended December 31, 2022, the Corporation recognized $4.8 million of performance shares expense, with a tax benefit of $0.4 million (2021 - $5.8 million, with a tax benefit of $0.5 million; 2020 - $2.3 million, with a tax benefit of $0.2 million). The total unrecognized compensation cost related to non-vested restricted stock awards and performance shares to members of management at December 31, 2022 was $10.1 million and is expected to be recognized over a weighted-average period of 1.86 years.

The following table summarizes the restricted stock activity under the Incentive Plan for members of the Board of Directors:

(Not in thousands)	RSU	Weighted-average grant date fair value
Non-vested at January 1, 2020	–	–
Granted	43,866	$35.47
Vested	(43,866)	35.47
Forfeited	–	–
Non-vested at December 31, 2020	–	–
Granted	20,638	$78.20
Vested	(20,638)	78.20
Forfeited	–	–
Non-vested at December 31, 2021	–	–
Granted	25,321	$77.48
Vested	(25,321)	77.48
Forfeited	–	–
Non-vested at December 31, 2022	–	–

The equity awards granted to members of the Board of Directors of Popular, Inc. (the "Directors") will vest and become non-forfeitable on the grant date of such award. Effective in May 2019, all equity awards granted to the Directors may be paid in either restricted stock or RSUs at each Directors election. If RSUs are elected, the Directors may defer the delivery of the shares of common stock underlying the RSU award until their retirement. To the extent that cash dividends are paid on the Corporation's outstanding common stock, the Directors will receive an additional number of RSUs that reflect a reinvested dividend equivalent.

For 2022, 2021 and 2020, all Directors elected RSUs. For the year ended December 31, 2022, 25,321 RSUs were granted to the Directors (2021 - 20,638; 2020 - 43,866). For the year ended December 31, 2022, $2.0 million of restricted stock expense related to these RSUs was recognized, with a tax benefit of $0.4 million (2021 - $1.9 million with a tax benefit of $0.4 million; 2020 - $1.6 million with a tax benefit of $0.3 million). The fair value at vesting date of the RSUs vested during the year ended December 31, 2022 for the Directors was $2.0 million.

Note 35 - Income taxes
The components of income tax expense for the years ended December 31, are summarized in the following table.

(In thousands)	2022	2021	2020
Current income tax (benefit) expense:			
Puerto Rico	$156,425	$ 69,415	$ 33,281
Federal and States	9,034	10,232	3,613
Subtotal	165,459	79,647	36,894
Deferred income tax expense (benefit):			
Puerto Rico	(4,373)	179,688	69,300
Federal and States	(28,756)	49,683	5,744
Subtotal	(33,129)	229,371	75,044
Total income tax expense	$132,330	$309,018	$111,938

The reasons for the difference between the income tax expense applicable to income before provision for income taxes and the amount computed by applying the statutory tax rate in Puerto Rico were as follows:

(In thousands)	2022 Amount	2022 % of pre-tax income	2021 Amount	2021 % of pre-tax income	2020 Amount	2020 % of pre-tax income
Computed income tax at statutory rates	$ 463,114	38%	$ 466,465	38%	$ 231,960	38%
Benefit of net tax exempt interest income	(165,065)	(13)	(139,426)	(12)	(126,232)	(20)
Effect of income subject to preferential tax rate	(86,797)	(7)	(11,981)	(1)	(10,141)	(2)
Deferred tax asset valuation allowance	(21,469)	(2)	20,932	2	15,276	2
NOL Adjustments	(34,817)	(3)	–	–	–	–
Difference in tax rates due to multiple jurisdictions	(26,887)	(2)	(30,719)	(3)	(1,903)	–
Unrecognized tax benefits	(1,503)	–	(5,484)	–	(2,163)	–
State and local taxes	14,981	1	14,629	1	4,350	–
Others	(9,227)	(1)	(5,398)	–	791	–
Income tax expense	$ 132,330	11%	$ 309,018	25%	$ 111,938	18%

For the year ended December 31, 2022, the Corporation recorded income tax expense of $132.3 million, compared to $309.0 million for the same period of 2021. The decrease in income tax expense was mainly due to the reversal of a portion of the deferred tax asset ("DTA") valuation allowance of the U.S. operations amounting to $68.2 million, to higher taxable income subject to preferential tax rates, primarily attributed to the gain from the sale of Evertec shares, and higher tax-exempt income recorded during this year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Significant components of the Corporation's deferred tax assets and liabilities at December 31 were as follows:

(In thousands)	December 31, 2022 PR	US	Total
Deferred tax assets:			
Tax credits available for carryforward	$ 261	$ 2,781	$ 3,042
Net operating loss and other carryforward available	121,742	661,144	782,886
Postretirement and pension benefits	47,122	–	47,122
Allowance for credit losses	250,615	32,688	283,303
Accelerated depreciation	5,972	6,309	12,281
FDIC-assisted transaction	152,665	–	152,665
Intercompany deferred gains	1,548	–	1,548
Lease liability	28,290	23,521	51,811
Unrealized net loss on investment securities	265,955	23,913	289,868
Difference in outside basis from pass-through entities	40,602	–	40,602
Other temporary differences	29,285	7,815	37,100
Total gross deferred tax assets	944,057	758,171	1,702,228
Deferred tax liabilities:			
Intangibles	81,174	54,623	135,797
Right of use assets	26,015	20,262	46,277
Deferred loan origination fees/cost	1,076	2,961	4,037
Other temporary differences	24,884	–	24,884
Total gross deferred tax liabilities	133,149	77,846	210,995
Valuation allowance	137,863	402,333	540,196
Net deferred tax asset	$673,045	$277,992	$ 951,037

(In thousands)	December 31, 2021		
	PR	US	Total
Deferred tax assets:			
Tax credits available for carryforward	$ 261	$ 2,781	$ 3,042
Net operating loss and other carryforward available	112,331	665,164	777,495
Postretirement and pension benefits	57,002	–	57,002
Deferred loan origination fees/cost	2,788	–	2,788
Allowance for credit losses	233,500	31,872	265,372
Deferred gains	1,642	–	1,642
Accelerated depreciation	5,246	7,422	12,668
FDIC-assisted transaction	152,665	–	152,665
Lease liability	31,211	23,894	55,105
Difference in outside basis from pass-through entities	54,781	–	54,781
Other temporary differences	38,512	8,418	46,930
Total gross deferred tax assets	689,939	739,551	1,429,490
Deferred tax liabilities:			
Intangibles	76,635	51,150	127,785
Unrealized net gain on investment securities	4,329	2,817	7,146
Right of use assets	29,025	20,282	49,307
Deferred loan origination fees/cost	–	3,567	3,567
Other temporary differences	43,856	1,530	45,386
Total gross deferred tax liabilities	153,845	79,346	233,191
Valuation allowance	128,557	410,970	539,527
Net deferred tax asset	$407,537	$249,235	$ 656,772

The net deferred tax asset shown in the table above at December 31, 2022 is reflected in the consolidated statements of financial condition as $1.0 billion in net deferred tax assets (in the "other assets" caption) (2021 - $0.7 billion in deferred tax asset in the "other assets" caption) and $2.6 million in deferred tax liabilities (in the "other liabilities" caption) (2021 - $825 thousand in deferred tax liabilities in the "other liabilities" caption), reflecting the aggregate deferred tax assets or liabilities of individual tax-paying subsidiaries of the Corporation.

The deferred tax asset related to the NOLs and other carryforwards as of December 31, 2022, expires as follows:

(In thousands)	
2023	$ 1,363
2024	9,310
2025	13,516
2026	13,367
2027	15,202
2028	260,622
2029	111,307
2030	121,017
2031	122,324
2032	55,335
2033	10,565
2034	5,666
2035	43,121
2036	171
	$782,886

At December 31, 2022 the net deferred tax asset of the U.S. operations amounted to $680.3 million with a valuation allowance of $402.3 million, for a net DTA of $278 million. The Corporation evaluates on a quarterly basis the realization of the deferred tax asset by taxing jurisdiction. The U. S. operations sustained profitability for the three years period ended December 31, 2022. Years 2020 and 2021 were impacted by the COVID-19 pandemic and other events. Year 2020 was unfavorably impacted by the ACL reserve build-ups and the impairment of expenses on the branch closures in the New York region. Year 2021 had been favorably impacted by a strong economic recovery that resulted in ACL reserve releases, reversing the year 2020 build-up. The financial results for the year ended December 31, 2022, demonstrate financial stability for the U. S. operations, despite the climate of uncertainty as a result of recent global geopolitical challenges. These historical financial results together with pre-tax earnings forecasts are objectively verifiable positive evidence, evaluated in addition to positive evidence of stable credit metrics, in combination with the length of the expiration of the NOLs. On the other hand, the Corporation evaluated the negative evidence accumulated over the years, including financial results lower than expectations in prior years, and challenges to the economy due to global geopolitical uncertainty. Accordingly, after weighting all positive and negative evidence, the Corporation recorded during the fourth quarter of year 2022 a partial release of its valuation allowance amounting to $68.2 million and concluded that it is more likely than not that approximately $278 million of the DTA from the U.S. Operations will be realized. The Corporation has approximately $ 525 million in deferred tax asset related to federal NOLs with expiration dates between 2028 and 2033 and $135 million in DTA related to state NOLs with expiration dates between 2030 and 2036. The Corporation based this determination on its estimated earnings available to realize the deferred tax asset for the remaining carryforward period, together with the historical level of book income adjusted by permanent differences. Management will continue to monitor and review the U. S. operation's results, the pre-tax earnings forecast, any new tax initiative, and other factors, including net income versus forecast, targeted loan growth, net interest income margin, allowance for credit losses, charge offs, NPLs inflows and NPA balances.

At December 31, 2022, the Corporation's net deferred tax assets related to its Puerto Rico operations amounted to $673 million.

The Corporation's Puerto Rico Banking operation is not in a cumulative loss position and has sustained profitability for the three years period ended December 31, 2022. This is considered a strong piece of objectively verifiable positive evidence that outweigh any negative evidence considered by management in the evaluation of the realization of the deferred tax asset. Based on this evidence and management's estimate of future taxable income, the Corporation has concluded that it is more likely than not that such net deferred tax asset of the Puerto Rico Banking operations will be realized.

The Holding Company operation is in a cumulative loss position, taking into account taxable income exclusive of reversing temporary differences, for the three years period ending December 31, 2022. Management expects these losses will be a trend in future years. This objectively verifiable negative evidence is considered by management strong negative evidence that will suggest that income in future years will be insufficient to support the realization of all deferred tax asset. After weighting of all positive and negative evidence management concluded, as of the reporting date, that it is more likely than not that the Holding Company will not be able to realize any portion of the deferred tax assets, considering the criteria of ASC Topic 740. Accordingly, the Corporation has maintained a full valuation allowance on the deferred tax asset of $138 million as of December 2022.

Under the Puerto Rico Internal Revenue Code, the Corporation and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns. However, certain subsidiaries that are organized as limited liability companies with a partnership election are treated as pass-through entities for Puerto Rico tax purposes. The Code provides a dividends-received deduction of 100% on dividends received from "controlled" subsidiaries subject to taxation in Puerto Rico and 85% on dividends received from other taxable domestic corporations.

The Corporation's subsidiaries in the United States file a consolidated federal income tax return. The intercompany settlement of taxes paid is based on tax sharing agreements which generally allocate taxes to each entity based on a separate return basis.

The following table presents a reconciliation of unrecognized tax benefits.

(In millions)	
Balance at January 1, 2021	$ 14.8
Reduction as a result of lapse of statute of limitations	(11.3)
Balance at December 31, 2021	$ 3.5
Reduction as a result of lapse of statute of limitations	(1.0)
Balance at December 31, 2022	$ 2.5

At December 31, 2022, the total amount of interest recognized in the statement of financial condition approximated $2.6 million (2021 - $2.8 million). The total interest expense recognized during 2022 was $268 thousand net of a reduction of $448 thousand due to the expiration of the statute of limitation (2021 - $892 thousand net of a reduction of $2.9 million). Management determined that, as of December 31, 2022 and 2021, there was no need to accrue for the payment of penalties. The Corporation's policy is to report interest related to unrecognized tax benefits in income tax expense, while the penalties, if any, are reported in other operating expenses in the consolidated statements of operations.

After consideration of the effect on U.S. federal tax of unrecognized U.S. state tax benefits, the total amount of unrecognized tax benefits, including U.S. and Puerto Rico that, if recognized through earnings, would affect the Corporation's effective tax rate, was approximately $4.3 million at December 31, 2022 (2021 - $5.5 million).

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons including adding amounts for current tax year positions, expiration of open income tax returns due to the statute of limitations, changes in management's judgment about the level of uncertainty, status of examinations, litigation and legislative activity, and the addition or elimination of uncertain tax positions.

The Corporation and its subsidiaries file income tax returns in Puerto Rico, the U.S. federal jurisdiction, various U.S. states and political subdivisions, and foreign jurisdictions. As of December 31, 2022, the following years remain subject to examination in the U.S. Federal jurisdiction - 2019 and thereafter and in the Puerto Rico jurisdiction - 2018 and thereafter. The Corporation anticipates a reduction in the total amount of unrecognized tax benefits within the next 12 months, which could amount to approximately $1.5 million, including interest.

Note 36 - Supplemental disclosure on the consolidated statements of cash flows

Additional disclosures on cash flow information and non-cash activities for the years ended December 31, 2022, 2021 and 2020 are listed in the following table:

(In thousands)	2022	2021	2020
Income taxes paid	$ 178,808	$ 64,997	$ 13,045
Interest paid	292,491	170,442	240,342
Non-cash activities:			
Loans transferred to other real estate	64,953	57,638	14,464
Loans transferred to other property	51,642	45,144	48,614
Total loans transferred to foreclosed assets	116,595	102,782	63,078
Loans transferred to other assets	8,664	7,219	7,117
Financed sales of other real estate assets	8,535	13,014	15,606
Financed sales of other foreclosed assets	38,467	43,060	34,492
Total financed sales of foreclosed assets	47,002	56,074	50,098
Financed sale of premises and equipment	47,697	31,085	31,350
Transfers from premises and equipment to long-lived assets held-for-sale	1,739	32,103	–
Transfers from loans held-in-portfolio to loans held-for-sale	11,531	69,890	82,299
Transfers from loans held-for-sale to loans held-in-portfolio	26,425	9,762	20,153
Transfers from available-for-sale to held-to-maturity debt securities	6,531,092	–	–
Loans securitized into investment securities[1]	300,279	732,533	508,071
Trades receivables from brokers and counterparties	9,461	64,824	64,092
Trades payable to brokers and counterparties	9,461	13,789	720,212
Receivables from investments securities	125,000	–	–
Recognition of mortgage servicing rights on securitizations or asset transfers	6,614	13,391	9,544
Loans booked under the GNMA buy-back option	9,799	19,798	24,244
Capitalization of right of use assets	17,932	35,683	29,692
Acquisition of software intangible assets	28,650	–	–
Goodwill on acquisition	116,135	–	–
Total stock consideration related to Evertec transaction	144,785	–	–

[1]   Includes loans securitized into trading securities and subsequently sold before year end.

The following table provides a reconciliation of cash and due from banks, and restricted cash reported within the Consolidated Statement of Financial Condition that sum to the total of the same such amounts shown in the Consolidated Statement of Cash Flows.

(In thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Cash and due from banks	$423,233	$411,346	$484,859
Restricted cash and due from banks	46,268	17,087	6,206
Restricted cash in money market investments	6,658	6,079	6,029
Total cash and due from banks, and restricted cash[2]	$476,159	$434,512	$497,094

[2]   Refer to Note 5 - Restrictions on cash and due from banks and certain securities for nature of restrictions.

Note 37 - Segment reporting

The Corporation's corporate structure consists of two reportable segments – Banco Popular de Puerto Rico and Popular U.S. Management determined the reportable segments based on the internal reporting used to evaluate performance and to assess where to allocate resources. The segments were determined based on the organizational structure, which focuses primarily on the markets the segments serve, as well as on the products and services offered by the segments.

Banco Popular de Puerto Rico:

The Banco Popular de Puerto Rico reportable segment includes commercial, consumer and retail banking operations conducted at BPPR, including U.S. based activities conducted through its New York Branch. It also includes the lending operations of Popular Auto and Popular Mortgage. Other financial services within the BPPR segment include the trust service units of BPPR, asset management services of Popular Asset Management, the brokerage and investment banking operations of Popular Securities, and the insurance agency and reinsurance businesses of Popular Insurance, Popular Risk Services, Popular Life Re, and Popular Re.

Popular U.S.:

Popular U.S. reportable segment consists of the banking operations of Popular Bank (PB), Popular Insurance Agency, U.S.A., and PEF. PB operates through a retail branch network in the U.S. mainland under the name of Popular, and equipment leasing and financing services through PEF. Popular Insurance Agency, U.S.A. offers investment and insurance services across the PB branch network.

The Corporate group consists primarily of the holding companies Popular, Inc., Popular North America, Popular International Bank and certain of the Corporation's investments accounted for under the equity method, including Evertec, until August 15, 2022, and Centro Financiero BHD, León.

The accounting policies of the individual operating segments are the same as those of the Corporation. Transactions between reportable segments are primarily conducted at market rates, resulting in profits that are eliminated for reporting consolidated results of operations.

The tables that follow present the results of operations and total assets by reportable segments:

December 31, 2022

(In thousands)	Banco Popular de Puerto Rico	Popular U.S.	Intersegment Eliminations
Net interest income	$ 1,823,517	$ 372,988	$ 3
Provision for credit losses	70,304	12,452	–
Non-interest income	680,276	31,958	(547)
Amortization of intangibles	1,937	1,338	–
Goodwill impairment charge	–	9,000	–
Depreciation expense	47,003	6,919	–
Other operating expenses	1,454,187	230,136	(543)
Income tax expense	148,351	(25,205)	–
Net income	$ 782,011	$ 170,306	$ (1)
Segment assets	$56,190,260	$11,558,280	$(421,781)

December 31, 2022

(In thousands)	Reportable Segments	Corporate	Eliminations	Total Popular, Inc.
Net interest income (expense)	$ 2,196,508	$ (29,149)	$ –	$ 2,167,359
Provision for credit losses	82,756	274	–	83,030
Non-interest income	711,687	189,835	(4,460)	897,062
Amortization of intangibles	3,275	–	–	3,275
Goodwill impairment charge	9,000	–	–	9,000
Depreciation expense	53,922	1,185	–	55,107
Other operating expenses	1,683,780	80	(4,822)	1,679,038
Income tax expense	123,146	9,074	110	132,330
Net income	$ 952,316	$ 150,073	$ 252	$ 1,102,641
Segment assets	$67,326,759	$5,390,122	$(5,078,964)	$67,637,917

December 31, 2021

(In thousands)	Banco Popular de Puerto Rico	Popular U.S.	Intersegment Eliminations
Net interest income	$ 1,674,589	$ 321,154	$ 6
Provision for credit losses (benefit)	(136,352)	(56,897)	–
Non-interest income	565,310	24,518	(548)
Amortization of intangibles	2,813	665	–
Depreciation expense	46,539	7,415	–
Other operating expenses	1,285,959	203,892	(544)
Income tax expense	253,479	56,538	–
Net income	$ 787,461	$ 134,059	$ 2
Segment assets	$64,336,681	$10,399,066	$(31,528)

December 31, 2021

(In thousands)	Reportable Segments	Corporate	Eliminations	Total Popular, Inc.
Net interest income (expense)	$ 1,995,749	$ (38,159)	$ –	$ 1,957,590
Provision for credit losses (benefit)	(193,249)	(215)	–	(193,464)
Non-interest income	589,280	56,535	(3,687)	642,128
Amortization of intangibles	3,478	5,656	–	9,134
Depreciation expense	53,954	1,150	–	55,104
Other operating expenses	1,489,307	(545)	(3,725)	1,485,037
Income tax expense (benefit)	310,017	(1,085)	86	309,018
Net income	$ 921,522	$ 13,415	$ (48)	$ 934,889
Segment assets	$74,704,219	$5,458,718	$(5,065,038)	$75,097,899

December 31, 2020

(In thousands)	Banco Popular de Puerto Rico	Popular U.S.	Intersegment Eliminations
Net interest income	$ 1,593,599	$ 302,517	$ 11
Provision for credit losses	210,955	81,486	–
Non-interest income	445,893	24,285	(553)
Amortization of intangibles	5,634	665	–
Depreciation expense	47,890	9,558	–
Other operating expenses	1,169,816	228,406	(544)
Income tax expense	106,211	7,411	–
Net income (loss)	$ 498,986	$ (724)	$ 2
Segment assets	$55,353,626	$10,255,954	$(33,935)

December 31, 2020

(In thousands)	Reportable Segments	Corporate	Eliminations	Total Popular, Inc.
Net interest income (expense)	$ 1,896,127	$ (39,514)	$ –	$ 1,856,613
Provision for credit losses	292,441	95	–	292,536
Non-interest income	469,625	46,442	(3,755)	512,312
Amortization of intangibles	6,299	98	–	6,397
Depreciation expense	57,448	1,004	–	58,452
Other operating expenses	1,397,678	(1,212)	(3,486)	1,392,980
Income tax expense (benefit)	113,622	(1,560)	(124)	111,938
Net income	$ 498,264	$ 8,503	$ (145)	$ 506,622
Segment assets	$65,575,645	$5,214,439	$(4,864,084)	$65,926,000

Geographic Information

The following information presents selected financial information based on the geographic location where the Corporation conducts its business. The banking operations of BPPR are primarily based in Puerto Rico, where it has the largest retail banking franchise. BPPR also conducts banking operations in the U.S. Virgin Islands, the British Virgin Islands and New York. BPPR's banking operations in the United States include co-branded credit cards offerings and commercial lending activities. BPPR's commercial lending activities in the U.S., through its New York Branch, include periodic loan participations with PB. During the year ended December 31, 2022, BPPR participated in loans originated by PB totaling $184 million (2021 - $35 million). At December 31, 2022, total assets for the BPPR segment related to its operations in the United States amounted to $1.2 billion (2021 - $589 million). During the year ended December 31, 2022, the BPPR segment generated approximately $67.8 million (2021 - $50.6 million, 2020 - $55.3 million) in revenues from its operations in the United States, including net interest income, service charges on deposit accounts and other service fees. In the Virgin Islands, the BPPR segment offers banking products, including loans and deposits. The BPPR segment generated $46.6 million in revenues (2021 - $45.4 million, 2020 - $44.2 million) from its operations in the U.S. and British Virgin Islands.

(In thousands)	2022	2021	2020
Revenues: [1]			
Puerto Rico	$2,505,988	$2,136,481	$1,921,207
United States	480,545	390,201	376,529
Other	77,888	73,036	71,189
Total consolidated revenues	$3,064,421	$2,599,718	$2,368,925

[1] Total revenues include net interest income, service charges on deposit accounts, other service fees, mortgage banking activities, net gain on sale of debt securities, net gain, including impairment on equity securities, net (loss) profit on trading account debt securities, net (loss) gain on sale of loans, including valuation adjustments on loans held-for-sale, adjustments to indemnity reserves on loans sold, and other operating income.

Selected Balance Sheet Information

(In thousands)	2022	2021	2020
Puerto Rico			
Total assets	$53,541,427	$63,221,282	$54,143,954
Loans	20,884,442	19,770,118	20,413,112
Deposits	51,138,790	57,211,608	47,586,880
United States			
Total assets	$12,718,775	$10,986,055	$10,878,030
Loans	10,643,964	8,903,493	8,396,983
Deposits	8,182,702	7,777,232	7,672,549
Other			
Total assets	$1,377,715	$890,562	$904,016
Loans	554,744	626,115	674,556
Deposits [1]	1,905,735	2,016,248	1,606,911

[1] Represents deposits from BPPR operations located in the U.S. and British Virgin Islands.

Note 38 - Popular, Inc. (holding company only) financial information

The following condensed financial information presents the financial position of Popular, Inc. Holding Company only at December 31, 2022 and 2021, and the results of its operations and cash flows for the years ended December 31, 2022, 2021 and 2020.

Condensed Statements of Condition

	December 31,	
(In thousands)	2022	2021
ASSETS		
Cash and due from banks (includes $101,753 due from bank subsidiary (2021 – $79,660))	$ 101,753	$ 79,660
Money market investments	77,180	205,646
Debt securities held-to-maturity, at amortized cost (includes $3,125 in common securities from statutory trusts (2021 – $3,125))[1]	3,125	3,125
Equity securities, at lower of cost or realizable value	18,835	19,711
Investment in BPPR and subsidiaries, at equity	2,120,503	3,858,701
Investment in Popular North America and subsidiaries, at equity	1,879,123	1,834,931
Investment in other non-bank subsidiaries, at equity	335,552	288,736
Other loans	28,196	29,445
Less - Allowance for credit losses	370	96
Premises and equipment	6,411	5,684
Investment in equity method investees	5,350	114,955
Other assets (includes $6,115 due from subsidiaries and affiliate (2021 – $6,802))	34,841	32,810
Total assets	$4,610,499	$6,473,308
LIABILITIES AND STOCKHOLDERS' EQUITY		
Notes payable	$ 403,257	$ 401,990
Other liabilities (includes $2,764 due to subsidiaries and affiliate (2021 – $6,591))	113,772	101,923
Stockholders' equity	4,093,470	5,969,395
Total liabilities and stockholders' equity	$4,610,499	$6,473,308

[1] Refer to Note 18 to the consolidated financial statements for information on the statutory trusts.

Condensed Statements of Operations

	Years ended December 31,		
(In thousands)	2022	2021	2020
Income:			
Dividends from subsidiaries	$ 458,000	$792,000	$586,000
Interest income (includes $680 due from subsidiaries and affiliates (2021 – $828; 2020 – $2,290))	2,846	4,303	4,949
Earnings from investments in equity method investees	15,688	29,387	17,841
Other operating income	139,191	–	1
Net (loss) gain, including impairment, on equity securities	(4,446)	(525)	1,494
Total income	611,279	825,165	610,285
Expenses:			
Interest expense	26,021	36,444	38,528
Provision for credit losses (benefit)	274	(215)	95
Operating expense (income) (includes expenses for services provided by subsidiaries and affiliate of $18,414 (2021 – $13,546 ; 2020 – $13,140)), net of reimbursement by subsidiaries for services provided by parent of $222,935 (2021 – $162,019 ; 2020 – $138,729)	223	5,432	(921)
Total expenses	26,517	41,661	37,702
Income before income taxes and equity in undistributed earnings (losses) of subsidiaries	584,762	783,504	572,583
Income tax expense	8,723	352	17
Income before equity in undistributed earnings (losses) of subsidiaries	576,038	783,152	572,566
Equity in undistributed earnings (losses) of subsidiaries	526,603	151,737	(65,944)
Net income	$ 1,102,641	$934,889	$506,622
Comprehensive (loss) income, net of tax	$(1,097,218)	$419,829	$866,551

Condensed Statements of Cash Flows

	Years ended December 31,		
(In thousands)	2022	2021	2020
Cash flows from operating activities:			
Net income	$1,102,641	$ 934,889	$ 506,622
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in (earnings) losses of subsidiaries, net of dividends or distributions	(526,603)	(151,737)	65,944
Provision for credit losses (benefit)	274	(215)	95
Amortization of intangibles	–	5,656	98
Net accretion of discounts and amortization of premiums and deferred fees	1,250	1,241	1,233
Share-based compensation	9,440	8,895	5,770
Earnings from investments under the equity method, net of dividends or distributions	(14,170)	(26,360)	(15,510)
(Gain) loss on:			
Disposition of stock as part of the Evertec Transactions	(137,813)	–	–
Sale of foreclosed assets, including write-downs	–	59	–
Net increase in:			
Equity securities	(339)	(3,662)	(5,305)
Other assets	(1,952)	(1,970)	(8,327)
Net (decrease) increase in:			
Interest payable	–	(1,042)	–
Other liabilities	8,257	19,095	2,470
Total adjustments	(661,656)	(150,040)	46,468
Net cash provided by operating activities	440,985	784,849	553,090
Cash flows from investing activities:			
Net decrease (increase) in money market investments	129,000	(94,000)	110,000
Proceeds from calls, paydowns, maturities and redemptions of investment securities held-to-maturity	–	5,601	–
Net repayments on other loans	1,267	1,879	587
Capital contribution to subsidiaries	(54,188)	(12,900)	(10,000)
Return of capital from wholly owned subsidiaries	72,000	–	12,500
Return of capital from equity method investments	–	–	131
Proceeds from Evertec Stock Sale	219,883	–	–
Acquisition of premises and equipment	(2,224)	(1,788)	(2,667)
Proceeds from sale of premises and equipment	1,678	83	285
Proceeds from sale of foreclosed assets	–	87	–
Net cash provided by (used in) investing activities	367,416	(101,038)	110,836
Cash flows from financing activities:			
Payments of notes payable	–	(186,664)	–
Proceeds from issuance of common stock	13,479	10,493	15,175
Payments for repurchase of redeemable preferred stock	–	–	(28,017)
Dividends paid	(161,516)	(141,466)	(133,645)
Net payments for repurchase of common stock	(631,965)	(350,656)	(500,705)
Payments related to tax withholding for share-based compensation	(5,771)	(5,107)	(3,394)
Net cash used in financing activities	(785,773)	(673,400)	(650,586)
Net increase in cash and due from banks, and restricted cash	22,628	10,411	13,340
Cash and due from banks, and restricted cash at beginning of period	80,305	69,894	56,554
Cash and due from banks, and restricted cash at end of period	$ 102,933	$ 80,305	$ 69,894

Popular, Inc. (parent company only) received distributions from its direct equity method investees amounting to $1.5 million for the year ended December 31, 2022 (2021 - $3.0 million; 2020 - $2.3 million), of which $1.5 million are related to dividend distributions (2021 - $2.3 million; 2020 - $2.3 million). Also received dividend distributions from PNA amounting to $53.5 million (2021 - $0 million; 2020 - $0 million) and from PIBI amounting to $18.5 million (2021 - $0 million; 2020 - $12.5 million). PIBI main source of income is derived from its investment in BHD.

Notes payable include junior subordinated debentures issued by the Corporation that are associated to capital securities issued by the Popular Capital Trust II and medium-term notes. Refer to Note 18 for a description of significant provisions related to these junior subordinated debentures. The following table presents the aggregate amounts by contractual maturities of notes payable at December 31, 2022:

Year	(In thousands)
2023	$299,109
2024	–
2025	–
2026	–
2027	–
Later years	104,148
Total	$403,257

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P.O. Box 362708 | San Juan, Puerto Rico 00936-2708